Total Pages: 252


05073214

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form CB

TENDER OFFER/RIGHTS OFFERING NOTIFICATION FORM
(AMENDMENT NO. __)

Please place an X in the box(es) to designate the appropriate rule provision(s) relied upon to file this Form:

Securities Act Rule 801 (Rights Offering)	X
Securities Act Rule 802 (Exchange Offer)	
Exchange Act Rule 13e-4(h)(8) (Issuer Tender Offer)	
Exchange Act Rule 14d-1(c) (Third Party Tender Offer)	
Exchange Act Rule 14e-2(d) (Subject Company Response)	

Satair A/S
(Name of Subject Company)

Not applicable
(Translation of Subject Company's Name into English (if applicable))

Denmark
(Jurisdiction of Subject Company's Incorporation or Organization)

Mr. John Staer, CEO of Satair A/S
(Name of Person(s) Furnishing Form)

Ordinary shares
(Title of Class of Subject Securities)

Not applicable
(CUSIP Number of Class of Securities (if applicable))

Mr. John Staer, Satair A/S, Amager Landevej 147A, 2770 Kastrup, Denmark, Tel. +4532470100
(Name, Address (including zip code) and Telephone Number (including area code) of Person(s) Authorized to Receive Notices and Communications on Behalf of Subject Company)

December 27, 2005
(Date Tender Offer/Rights Offering Commenced)

12/28/2005 11:50 AM (2K)
NEWYORK 5325767 v1
[nr -- Satair Form CB.DOC]

Part I – INFORMATION SENT TO SECURITY HOLDERS

Item 1. ***Home Jurisdiction Documents***

Exhibit 1: Prospectus concerning Rights Issue

Exhibit 2: Subscription form for U.S. residents

Item 2. ***Informational Legends***

A legend compliant with Rule 801(b) under the Securities Act of 1933, as amended, has been included on the outside cover page or other prominent portion of the Announcement.

PART II – INFORMATION NOT REQUIRED TO BE SENT TO SECURITY HOLDERS

Exhibit 3: Audited annual reports for 2002/03, as submitted to the Danish Commerce and Companies Agency

Exhibit 4: Audited annual reports for 2003/04, as submitted to the Danish Commerce and Companies Agency

Exhibit 5: Audited annual reports for 2004/05, as submitted to the Danish Commerce and Companies Agency

Exhibit 6: The interim report for Q1 2005/06

Exhibit 7: The Company's Articles of Association

Exhibit 8: Minutes of meeting of the Board of Directors held on December 27, 2005

Exhibit 9: The report of the Board of Directors of December 27, 2005 which was prepared in pursuance of s. 29(2.2) of the Danish Companies Act

Exhibit 10: The attending statement from the auditors of December 27, 2005 prepared in pursuance of s. of s. 29(2.2) of the Danish Companies Act

Exhibit 11: Memorandum of Incorporation

Exhibit 12: Stock Exchange Release to the Copenhagen Stock Exchange on December 27, 2005

PART III – CONSENT TO SERVICE OF PROCESS

The person furnishing this Form is also filing an irrevocable consent and power of attorney on Form F-X with the Securities and Exchange Commission on the date hereof.

SIGNATURES

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: December 27, 2005

SATAIR A/S

By: ______________________

Name: JOHN STAER

Title: CEO

12/18/2005 5:51 PM (2K)
NEWYORK 5325767 v1 [5325767_1.DOC]


RIGHTS ISSUE
2005/06
SATAIR

Prospectus dated 27 December, 2005

The present prospectus ("the Prospectus") has been translated into English from the original prospectus in Danish. In case of discrepancies between the two texts, the Danish text shall be considered final and conclusive.

SATAIR

Offering comprising up to 1,350,036 new shares with a nominal value of DKK 20 at DKK 130 per share with pre-emptive rights for the existing shareholders of Satair A/S

This Prospectus is prepared in connection with the offering ("the Offering" or "the Issue") of up to 1,350,036 new shares with a nominal value of DKK 20 ("The Maximum Offering") in Satair A/S ("the Company" including its subsidiaries "the Group" or "Satair", and the shares involved "the New Shares").

The New Shares are offered with pre-emptive rights for the Company's existing shareholders at a ratio of 1:2, meaning that shareholders will be entitled to subscribe for 1 New Share for each 2 existing shares held (such subscription rights are referred to as "the Subscription Rights"). The New Shares are offered in the period commencing on January 7, 2006 and closing on January 20, 2006, both days inclusive. Trading in subscription rights will take place in the period from January 4, 2006 to January 17, 2006, both days inclusive. An application for listing of the New Shares has been filed with the Copenhagen Stock Exchange, and January 26, 2006 is expected to be the first day of listing. Upon the closing of the subscription period the right to subscribe for New Shares lapses, thereby making the Subscription Rights invalid and of no value.

The issue is not underwritten, but a number of existing shareholders, Amagerbanken Aktieselskab ("Amagerbanken"), Comir SA ("Comir"), and the Company's Board of Directors and Executive Committee ("Management") have made binding advance commitments to exercise their respective subscription rights in full/partly by subscribing for a total of 103,994 New Shares ("the Minimum Offering") yielding an overall amount in gross proceeds of approx. DKK 13.5 million ("the Minimum Proceeds"). At the Maximum Offering Amagerbanken, Comir and the Management have made binding advance commitments to exercise their respective subscription rights in full by subscribing for a total of 268,061 New Shares, corresponding to a gross proceeds of DKK 34,8 million.

The reasons for the Offering are (i) to strengthen Company's cash resources so as to enable it to finance future acquisitions, primarily in the areas forecast for growth in Asia/Pacific, by a combination of equity capital and existing credit facilities, (ii) to achieve a general strengthening of the capital base of Satair and iii) to enable the Satair to participate in major service provider agreements. The capital increase is expected to yield gross proceeds of approx. DKK 175.5 million ("the Maximum Proceeds"). Further details on the Offering are available in the section "Subscription of New Shares".

The New Shares have the same rights as the existing shares in the Company ("Existing Shares") and carry the right to full dividend as of fiscal 2005/06.

The registration of the New Shares on investors' accounts with the Danish Securities' Centre will be effected against payment in cash for the New Shares.

This Rights Issue will not be, and is not required to be, registered with the US Securities and Exchange Commission under the US Securities Act of 1933, as amended (the "Securities Act"), in reliance upon the exemption from the registration requirements of the Securities Act provided by rule 801 promulgated thereunder for rights offerings. Any resale or transfer of Rights by or on behalf of persons resident in the United States is not permitted except outside the United States pursuant to Regulation S of the Securities Act.

Potential investors are encouraged to examine all relevant risks and legal aspects, including any restrictions in relation to taxation and currencies, that may be of relevance to investments in shares in Satair A/S. Investors should be aware that investments in the New Shares and in the Subscription Rights involve a high risk and should carefully consider the factors described in the section "Risk factors" in the present Prospectus.

Lead Manager

Nordea Corporate Finance

CONTENTS

GENERAL INFORMATION

INFORMATION CONCERNING THE OFFERING

The Offering of the New Shares is carried out in accordance with Danish legislation. The Prospectus has been prepared in compliance with the standards and requirements set out in Danish legislation, including the rules issued by the Copenhagen Stock Exchange.

The Prospectus for the Issue has been prepared in Danish, and the text contained therein is the final and conclusive text in relation to the Issue. In connection with the Issue outside Denmark a Prospectus in English has been prepared. The Danish Prospectus corresponds to the English Prospectus, however with the addition of certain types of information of a technical nature that refer solely to the Issue outside Denmark.

This Prospectus does not constitute an offer or the solicitation for an offer on the part of the Company or Nordea Corporate Finance to buy for sell or subscribe for shares in the Company. The distribution of this Prospectus and the Offering or the sale of the New Shares, the Existing Shares and the Subscription Rights in certain jurisdictions outside Denmark is restricted by law. Anyone in possession of the Prospectus are requested by the Company and Nordea Corporate Finance to inform themselves about and observe such restrictions.

In connection with the Offering, the New Shares, the Existing Shares and the Subscription Rights are not and will not be registered under the US Securities Act of 1933 as subsequently amended ("the Securities Act"), and they may not be offered or sold within the United States except pursuant to an exemption from, or in a transaction not subject to, the registration requirements of the Securities Act. The New Shares are offered outside the USA in accordance with Regulation S of the Securities Act.

The furnishing of information in connection with the Offering other than what is contained in the Prospectus is prohibited. Information or representations given or made in connection with the Offering other than what is contained in the Prospectus is without liability for the Company, the Board of Directors, the Executive Committee and Nordea Corporate Finance. The delivery of the Prospectus or the sale of the New Shares through the Prospectus can under no circumstances be taken to imply that the information contained in the Prospectus is correct as of any time subsequent to the Prospectus date or that no changes have occurred in Satair since the preparation of the Prospectus. Any material changes to the information contained in the Prospectus will be announced in the form of an addendum in accordance with current legislation.

The Prospectus has been prepared for use in connection with the Issue of Satair A/S. In connection with the normal business activities of Nordea Bank AB (publ) (the parent company of the Nordea Group), Nordea Bank AB (publ) and/or certain of its affiliates may have provided, or may in future provide, investment bank consultancy to and handle standard banking operations for Satair A/S and any subsidiaries and affiliates that Satair A/S may have in future.

In a letter of December 22, 2005, the Copenhagen Stock Exchange issued the following statement:
"In the opinion of the Stock Exchange, the Draft Prospectus received complies with (i) the requirements of Executive Order no. 306 of April 28, 2005 of the Financial Supervisory Authority on prospectuses on securities accepted for listing or trading on a regulated market, and the initial public offering above EUR 2,500,000 (ii) the requirements contained in Commission Regulation (EC) 809/2004 of 29 April 2004 on the implementation of Directive 2003/71/EC of the European Parliament and the Council on information contained in prospectuses and the format thereof, the integration of information by reference, and the publication of such prospectuses and the advertising thereof, and (iii) section 2 of Part II in rules for listing on the Copenhagen Stock Exchange on requirements to prospectuses and offering terms in connection with the admission of shares for listing on the Copenhagen Stock Exchange. The Copenhagen Stock Exchange has based its assessment solely upon the information contained in the Draft Prospectus and so it assumes no liability for any errors or omissions. The Stock Exchange's assessment of the Draft Prospectus has not included a verification of whether or not the accounting information contained in the Draft Prospectus is in compliance with current accounting rules."

PRESENTATION OF INFORMATION

Some of the accounting and statistical information contained in the Prospectus is stated in rounded-off figures. As a result, the sum of the figures may not always correspond to the grand total stated, and the percentages may not always be an accurate rendition of the absolute figures.

FORWARD-LOOKING STATEMENTS

The Prospectus contains so-called "forward-looking statements" concerning, among other things, the Group's financial position and corporate strategy. Such statements are generally identified by terminology such as "expects", "intends", "will", "may", "estimates", "would", "will be able to" and similar expressions or the negatives thereof. Such forward-looking statements involve known and unknown risks, uncertainties and other factors that could cause the actual results, developments or performances of the Group to differ materially from the future results, developments or performances expressed or implied by these forward-looking statements. The forward-looking statements build upon a number of assumptions about the Group's present and future business strategies and the environment in which the Group will be operating in future. Other factors that could cause the Group's actual results, developments or performances to differ materially from the expectations include, but are not limited to, the factors described in the section "Risk Factors". These forward-looking statements are valid only as of the Prospectus date.

EXPECTED TIMETABLE

Trading in Subscription Rights	January 4 – January 17, 2006
Allocation of Subscription Rights to shareholders' accounts with the Danish Securities Centre	January 6, 2006
Subscription Period	January 7 – January 20, 2006
First day of listing for the New Shares	January 26, 2006

FINANCIAL DIARY FOR THE REMAINING PART OF FISCAL 2005/06

Half-year Report for 2005/06	February 10, 2006
Third-quarter Report for 2005/06	May 23, 2006

IMPORTANT NOTICE TO US RESIDENTS

This rights issue is made to persons resident in the United States only to the extent that such persons held existing shares, whether directly or through a nominee, as of the record date of the rights issue. All persons subscribing for new shares must attest on the subscription form that, to the extent that they or any person on whose behalf they are acting are resident in the United States, they or such person, as applicable, held existing shares as of such record date.

In relation to the United States and United States persons, this Prospectus is strictly confidential and is being furnished by Satair A/S solely for the purpose of enabling shareholders to consider the purchase of new shares pursuant to the rights issue. Prospective investors in the United States that are United States persons or have a registered US address (each a "US Investor") may not reproduce or distribute this prospectus, in whole or in part, and may not disclose any of the contents of this Prospectus, except as may be reasonably necessary to comply with applicable law or use the information provided herein for any purpose other considering an investment in new shares pursuant to the rights issue. By accepting delivery of this Prospectus, prospective US Investors expressly agree to the foregoing and expressly agree to maintain the information disclosed in this Prospectus or incorporated herein by reference in confidence, other than disclosures made to persons retained by the prospective US Investor to persons retained by them to advise them in connection with a potential investment in new shares pursuant to the rights issue.

This rights issue will not be, and is not required to be registered with the US Securities and Exchange Commission under the Securities Act of 1933, as amended (the "Securities Act") in reliance upon the exemption from the registration requirements of Securities Act provided by Rule 801 promulgated under the Securities Act regarding rights offerings. Any resale or transfer of rights by or on behalf of persons resident in the United States in not permitted except outside of the United States pursuant to Regulation S promulgated under the Securities Act. New shares acquired by any person pursuant to the rights issue and described in this Prospectus are "restricted securities" within the meaning of Rule 144(a)(3) promulgated under the Securities Act to the same extent and proportion that the existing shares held by such person on the record date for the rights issuance.

This prospectus includes financial information for Satair as of and for the years ended June 30, 2005, 2004 and 2004, prepared in accordance with the Danish Financial Statements Act and other Danish reporting requirements ("Danish GAAP"). Such financial information has been subject to an audit by our independent auditors conducted in accordance with International Standards on Auditing ("ISA"). This prospectus also includes interim financial information for Satair as of and for the three month periods ended September 30, 2005 and 2004. Such interim financial information was prepared using accounting policies that are in accordance with the recognition and measurement principles of International Financial Reporting Standards and the additional Danish interim financial reporting requirements for listed companies. The interim financial information for the three month period ended September 30, 2005, has been subject to a review by our independent auditors in accordance with International Standards for Review of Interim Financial Information. The interim financial information for the three month period ended September 30, 2004, was not subject to review or audit. This prospectus also includes prospective financial information for Satair for the year ending June 30, 2006, prepared in accordance with the rules of the Copenhagen Stock Exchange and the requirements of the EU Prospectus Directive. The basis of accounting used for purposes of the prospective financial information is the recognition and measurement principles of International Financial Reporting Standards ("IFRS"). Such prospective financial information ("PFI") has been subject to an engagement to provide reasonable assurance by our independent auditors in accordance with international standard on other assurance engagements (ISAE 3000). Danish GAAP and IFRS differ materially from Generally Accepted Accounting Principles in the U.S ("US GAAP"). In addition, the requirements applicable to the preparation of prospective financial information in compliance with the rules of the Copenhagen Stock Exchange and the requirements of the EU Prospectus Directive differ materially from those requirements established by the American Institute of Certified Public Accountants. The form of the Auditor's report on the PFI and the level of service performed would not be permitted Under US GAAS and the AICPA Guide for Prospective Financial Information published by the AICPA.

Since such financial information and the related reports of the independent auditors has not been prepared in accordance with US GAAP and guidelines established by the American Institute of Certified Public Accountants or audited in accordance with US GAAS and the standards of the American Institute of Certified Public Accountants, respectively, In making an investment decision, investors that are not familiar with Danish GAAP, International Financial Reporting Standards, International Standards of Auditing and Danish Securities Law must rely upon their own examination of the company, the terms of the offering and the financial information. Potential investors should consult their own professional advisors for an understanding of the difference between US GAAP, US GAAS and guidelines of the American Institute of Certified Public Accountants and the guidance used by the company for the preparation of information in this Prospectus and how such differences might affect the financial Information herein.

This Prospectus is available in a Danish language and an English-language version. This document is the English-language version. The Danish-language version has been approved by the Copenhagen Stock Exchange, and in the event of any discrepancies between this document and the Danish language version, the Danish language version shall be the governing text.

SELLING RESTRICTIONS

European Economic Area

In relation to each Member State of the European Economic Area[i] which has implemented the Prospectus Directive (each, a "Relevant Member State"), the Lead Manager has represented and agreed that with effect from and including the date on which the Prospectus Directive is implemented in that Relevant Member State (the "Relevant Implementation Date") it has not made and will not make an offer of shares to the public in that Relevant Member State prior to the publication of a prospectus in relation to the shares which has been approved by the competent authority in that Relevant Member State or, where appropriate, approved in another Relevant Member State and notified to the competent authority in that Relevant Member State, all in accordance with the Prospectus Directive, except that it may, with effect from and including the Relevant Implementation Date, make an offer of shares to the public in that Relevant Member State at any time:

a) to legal entities which are authorized or regulated to operate in the financial markets or, if not so authorized or regulated, whose corporate purpose is solely to invest in securities;
(b) to any legal entity which has two or more of (1) an average of at least 250 employees during the last financial year; (2) a total balance sheet of more than EUR43,000,000 and (3) an annual net turnover of more than EUR50,000,000, as shown in its last annual or consolidated accounts;[ii] or
(c) in any other circumstances which do not require the publication by the Issuer of a prospectus pursuant to Article 3 of the Prospectus Directive[iii].

For the purposes of this provision, the expression an "offer of shares to the public" in relation to any shares in any Relevant Member State means the communication in any form and by any means of sufficient information on the terms of the offer and the shares to be offered so as to enable an investor to decide to purchase or subscribe for the shares, as the same may be varied in that Member State by any measure implementing the Prospectus Directive in that Member State and the expression "Prospectus Directive" means Directive 2003/71/EC and includes any relevant implementing measure in each Relevant Member State.

[i] The 25 EU Member States plus Iceland, Norway and Liechtenstein.

[ii] Certain offers are exempted from the prospectus publication requirement including, in particular, offers only to "qualified investors". This exemption is reflected in paragraphs (a) and (b) of the suggested form of EEA selling restriction.

[iii] Article 3 of the Prospectus Directive prohibits offers of securities to the public in any Member State which has implemented the Directive unless a prospectus has been published in, or published elsewhere and notified to, that Member State. For convenience the definition of the term "offer to the public" in the Prospectus Directive has been specifically replicated in the form of selling restriction. Paragraph (c) of the selling restrictions reflects the other exemptions in Article 3(2) of the Prospectus Directive (including the exemption where the offer is addressed to less than 100 persons per EEA Member State, other than qualified investors) but is also wide enough to catch variations introduced by national implementing legislation.

SUMMARY

The following summary should be read as an introduction to, and in conjunction with, the Prospectus and it is qualified in its entirety by the more detailed information stated elsewhere in the Prospectus, including the interim reports for 2004/05 (unaudited and not reviewed) and 2005/06 (reviewed), which were prepared in accordance with the IFRS provisions on recognition and measurement and other Danish financial reporting requirements for presentation of interim financial statements by listed companies, and the summary of the audited consolidated financial statements for 2002/03, 2003/04 and 2004/05 prepared in accordance with the provisions of the Danish Financial Statements Act and other Danish reporting requirements. The accounting information for 2000/01 - 2004/05 is not comparable with the financial highlights and key ratios for the first quarter of 2005/06 with the related comparative figures for the first quarter of 2004/05.

Reference is made to the section "Risk Factors" for a discussion of certain factors that should be considered by investors in connection with an investment in the offered New Shares. Any decision to invest in the New Shares in the Offering should be considered on the basis of the Prospectus as a whole. The information should be read in conjunction with the full contents of the Prospectus. Certain terms used in this summary are defined elsewhere in the Prospectus.

If a case relating to the information contained in the Prospectus is brought before a court of law, the plaintiff investor may be obliged to bear the costs of having the Prospectus translated prior to the initiation of legal proceedings.

The natural or legal persons having drafted the summary or any translations thereof and applied for approval thereof may incur civil liability, however only if the summary is misleading, incorrect or incoherent when read in conjunction with the other parts of the Prospectus.

THE GROUP

Satair is a leading service and trading company within sales and distribution of production parts and spare parts for the aviation industry. The Group supplies products and related services targeted towards two primary segments, viz. operators and maintenance providers (the Aftermarket) and manufacturers of aircraft and helicopters (the OEM market). Satair is a global distributor within the Aftermarket with sales and distribution facilities in Europe, the USA and Asia/Pacific which enable it to provide speedy and efficient services to its international customers. The OEM Division provides services primarily to manufacturers of commercial aircraft and helicopters in Europe and is believed by Management to rank among Europe's largest suppliers of hardware for this segment. Satair distributes in excess of 50,000 different spare parts for aircraft and helicopters, covering the range from filters and lamps to rivets and bolts for use in the manufacture and maintenance of aircraft and helicopters.

BACKGROUND TO THE ISSUE

It is Satair's strategy to be actively involved in the consolidation trend in the industry in relation to sales and distribution of aircraft spare parts for the purpose of ensuring that it achieves the necessary critical mass and visibility in the market and obtains sufficient competitive edge. As part of this strategy, and in order to strengthen its position in the USA, Satair signed an agreement on November 18, 2005 for the acquisition of Pall's distribution activities within commercial aviation in North and South America. Satair plans to participate in further consolidation initiatives in the industry also in future.

USE OF THE PROCEEDS

The Issue is expected to yield gross proceeds of up to approx. DKK 175.5 million and minimum proceeds of approx. DKK 13.5 million.

The purpose of the Issue is to strengthen the Group's liquidity reserves, thereby enabling it to make further acquisitions. The proceeds of the Issue are expected to be used primarily for a strengthening of the Group's international distribution capacity in the markets forecast for growth, especially in Asia/Pacific. The expansion of the Group's distribution capacity is expected to be driven partly by continued organic growth, partly by acquisitions involving distributors or distribution agreements which complement Satair's current product program.

The Issue is also intended to provide a general strengthening of Satair's capital base and enable the Group to participate in major service provider agreements.

Satair is currently involved in discussions concerning acquisitions in Asia/Pacific which, in the opinion of Management, may contribute to a significant and interesting expansion of the Group's activities in the region. It is too early to say whether or not the discussions will lead to any final agreements.

THE ACQUISITION OF PAS

On November 18, 2005 Satair signed an agreement with Pall for the acquisition of the distribution activities for Pall's products in the commercial Aftermarket in North and South

00011

America. The agreement covers a ten-year period of exclusive distribution rights for Pall's products (filters, etc.) in North and South America and the acquisition of inventories and other assets related to the activities. The agreement makes Satair a global distributor of Pall's products.

The distribution of Pall's products in North and South America was previously handled by Pall Aerospace Services (PAS), a division of the wholly-owned subsidiary, Russell Associates Inc., with Satair being the exclusive distributor in all other markets since 1991. Pall's product program consists mainly of filters and systems for the filtration of cabin air, fuel and hydraulics. It is the opinion of Management that Pall is the leading manufacturer within these product areas, and for many years the company has been one of Satair's most important suppliers. After the acquisition Pall will be Satair's largest supplier, contributing approx. 15% of total revenues.

For quite some time it has been Satair's objective to strengthen its position in the market in North America which is estimated to account for some 40% of the global market. In the past Satair has generated only a minor part of its revenues in this region which contributed USD 27.5 million, or 12%, of consolidated revenues in 2004/05.

Management expects the acquisition in 2005/06 to contribute approx. USD 10 million in revenues and an EBITDA margin on the acquired activities in the range of 12-14%. The activities will be included in FY2005/06 with six months of operations.

STRATEGY

Satair's strategic objective is to enhance efficiency and achieve profitable revenue growth above the levels generally achieved in the industry. Satair's strategy aims at achieving growth driven by factors such as:

- an increase of the product portfolio by the signing of new distribution agreements enabling Satair to continue supporting its one-stop-shop philosophy,
- maintaining and growing sales to existing customers, e.g. by sales of new products and a widening of the service provider concept, and
- attracting new customers.

The strategy comprises activities such as:

- the further development and expansion of Satair's existing IPP concept and focus on the streamlining and development of the service provider concept, which requires a wide range of spare parts and services, so as to enable the Group to provide all-in solutions to customers,
- a consolidation and expansion of activities both within the Aftermarket and the OEM market in the Asia/Pacific region,
- a streamlining of the Group's purchasing and purchasing procedures and the implementation of a Group-wide IT platform, and
- participation in the ongoing consolidation trend in the industry through acquisitions within the Group's present and/or complementary business areas.

AFTERMARKET

The Aftermarket Division handles sales and distribution of aircraft spare parts to all types of commercial operators, maintenance workshops and a number of military operators.

Satair has a large portfolio of long-term distribution agreements, some of which are exclusive, and represent more than 375 manufacturers of original aircraft components. In 2004/05 the five largest suppliers accounted for just under 60% of the Division's revenues. The Group's product portfolio within the Aftermarket includes thousands of products with widely different applications and consumption patterns, but which are all used primarily for regular aircraft maintenance.

Satair has a wide international customer portfolio of more than 1,000 customers from countries all over the globe. The largest customers come from groups such as Air France, Air Canada, British Airways, Lufthansa, Japan Airlines, SAS, Singapore Airlines and Saudi Arabian Airlines. In 2004/05 the ten largest customers in the Aftermarket Division contributed just under 30% of revenues.

In the opinion of Management Satair has a strong brand in the industry and is counted among the leading suppliers at global level. It is believed that Satair has a firmly established position in the European market, which constitutes the largest market for the Aftermarket Division. Asia/Pacific is the second-largest market of the Aftermarket Division in which the Group has carved out a solid position, and this market is forecast for growth in particular in China. Customers in North and South America are handled by the Group's regional office in Atlanta and Management wishes to strengthen Satair's position in this market. In the Middle East/Africa, many years of sales have enabled Satair to build up a solid customer portfolio.

OEM MARKET

The OEM Division provides distribution services of aircraft components to manufacturers of commercial aircraft and helicopters. The Division has a few large distribution agreements but, as opposed to the Aftermarket Division, it is far less dependent upon distribution agreements. Suppliers are attracted mainly by the Division's contracts with customers.

Satair also has a number of distribution agreements with, and handles inventories for, more than 450 manufacturers of original aircraft components. Like the Aftermarket Division, the OEM Division has a wide network of both manufacturers and customers due to its long-standing presence in the industry.

The main products of the OEM Division include bolts, rivets, nuts, hinges, locks and tools.

Since the majority of the Division's distribution agreements are non-exclusive, its most important competitive parameter is the large number of suppliers and different items represented by Satair. This is the basis upon which the Group is able to offer customers service provider agreements and operate as a 'one-stop-shop' for hardware.

Satair has long-standing relationships with most of the customers on the OEM Division's portfolio and has provided services to the ten largest customers for over 20 years. Deliveries to Airbus, other companies in the EADS Group and their sub-suppliers contribute a significant proportion of the Division's revenues.

The OEM Division's most important market is Europe, where the Group is believed to be among the largest suppliers of hardware to manufacturers of aircraft and helicopters and their related sub-suppliers. Since the establishment in China in 1995, Satair has made a targeted effort to become a preferred supplier of Chinese manufacturers of aircraft and helicopters, and Management believes that the Group now has a network of good contacts there. The Division has some direct sales to manufacturers of aircraft and helicopters in North and South America.

DISTRIBUTION FACILITIES

Satair has storage facilities in Denmark, the USA and Singapore which service the Aftermarket Division and storage facilities which support the OEM Division in the UK, Denmark and France. With storage facilities and sales offices in all time zones, the Group is able to provide services to customers around the clock.

ORGANIZATION AND EMPLOYEES

Satair's organization is divided into two Divisions, the Aftermarket Division and the OEM Division, and they share an array of staff functions that primarily handle administrative work at corporate level.

The number of full-time employees in the Group as of September 30, 2005 came to 422 of whom 35% work in Denmark, 48% in the rest of Europe, primarily in the UK and France, 8% in the USA and 9% in Asia.

As of September 30, 2005 Satair's employees had an average seniority of approx. 8 years and around 50% had been employed with the Group for more than 5 years.

CONSOLIDATED PROFIT FORECAST FOR FISCAL 2005/06

The market environment of the Aftermarket Division is expected to be positive in all regions in the coming year. Management expects continued growth in passenger volumes, and this triggers continued growth in operator capacity and, hence, in the need for aircraft maintenance, all of which supports Satair's business.

Management expects consolidated revenues of around USD 250 million, reflecting overall revenue growth of approx. 15% compared to 2004/05.

Based on revenue growth above the opening forecast and the acquisition of PAS, Management expects an EBITDA margin of around 7% in 2005/06. Profit before tax in 2005/06 is expected to remain unchanged at approx. USD 10 million due to increased financing costs and depreciation of distribution rights acquired in connection with the PAS deal.

RISK FACTORS

An investment in the shares of Satair involves risks, including risks relating to the industry of distributing spare parts and providing services to the aviation industry, to Satair and to the Issue. These risks should be assessed by potential investors before making an investment in the Shares. Among the most important risks to which Satair is exposed are:

- Dependency on suppliers
- Dependency on customers
- Inventories
- Acquisition and integration of PAS
- Losses on debtors
- Liquidity reserves, including the gross proceeds yielded by the Issue
- Insurance, including product liability insurance
- Employees
- Currency risks
- Competition and prices
- Consolidation of the aviation industry
- Activity development in aviation

- Technological developments
- Competition from aircraft manufacturers and their sub-suppliers

Reference is made to the section "Risk factors" for a description of the above risks. As it is only possible to render the full text of sections, only the headings of the individual risk factors discussed in the section are included here. Careful consideration should be given to these risk factors and to all other information contained in the Prospectus.

OWNERSHIP

As of December 21, 2005 Satair A/S had more than 2,200 shareholders registered with the Company's register of shareholders, representing some 98% of the Company's share capital.

As of the date of the Prospectus, the following holders of shares in the Company had filed ownership of more than 5% of the shares under s.29 of the Danish Securities Trading Act:

Shareholders	No. of shares of DKK 20	Stake
Comir	355,134	13.2%

Management is not aware of any shareholder agreements in relation to Satair A/S.

SUBSCRIPTION FOR NEW SHARES

Subscription amount and ratio

The Offering comprises New Shares up to a total nominal value of DKK 27,000,720, corresponding to 1,350,036 New Shares with a nominal value of DKK 20, with pre-emptive rights for the Company's shareholders in the ratio of 1:2.

Subscription period

The New Shares can be subscribed for in the period January 7, 2006 to January 20, 2006, both days inclusive.

Subscription price

The New Shares are offered at DKK 130 per share of DKK 20, free of brokerage fees.

Allocation of subscription rights

Subscription rights will be allocated to shareholders on the basis of one subscription right for each DKK 20 share held. Accordingly, shareholders will require two subscription rights for each New Share of DKK 20 to be subscribed. Subscription rights will be allocated to shareholders registered with the Danish Securities Centre as shareholders of the Company at 12.30 on January 6, 2006 (DK time).

Trading in subscription rights

Subscription rights will be traded in the period from January 4, 2006 to January 17, 2006, both days inclusive.

Subscription contacts

Shareholders should give instructions to their own account-holding bank with regard to the exercise of subscription rights and subscription for New Shares.

Nordea Bank Danmark A/S, tel. +45 3333 5092 and fax +45 3333 3182, and Amagerbanken Aktieselskab, tel. +45 3266 6248 and fax +45 3254 1616, will be acting as subscription contacts in connection with the Offering.

Payment and registration

Registration of the New Shares on investor accounts with the Danish Securities Centre will be made upon payment in cash upon subscription, however no later than on January 20, 2006.

Identification codes

The Company's shares are registered on the Copenhagen Stock Exchange under the following ISIN codes:

Existing shares:	DK00 1023039-0
New shares (preliminary ISIN code):	DK00 6002552-6
Subscription rights:	DK00 6002560-9

Lead Manager

The Offering is arranged and carried out by Nordea Corporate Finance, a division of Nordea Bank Danmark A/S, as Lead Manager for Satair A/S.

Proceeds

In the event that the Issue is fully subscribed for, the shareholders' equity of Satair A/S will be increased by approx. DKK 164.4 million after payment of the costs of the Offering. If the Minimum Proceeds are obtained, the shareholders' equity of Satair A/S will be increased by approx. DKK 5.3 million net.

Underwriting

The issue is not underwritten, but a number of existing shareholders, Amagerbanken, Comir and Management have made binding advance commitments to the Company to subscribe for a total of 103,994 New Shares yielding total gross proceeds of approx. DKK 13.5 million corresponding to the Minimum Offering, respectively subscribe for a total of 268,061 New Shares yielding total gross proceeds of approx. DKK 34.8 million in case of the Maximum Offering.

At the Minimum Proceeds Amagerbanken, Comir and Management will exercise their subscription right in full/ partly by subscribing for New Shares corresponding to gross proceeds of approx. DKK 7.1 million, approx. DKK 1.8 million and approx. DKK 4.7 million, respectively. At the Maximum Proceeds Amagerbanken, Comir and Management will exercise their subscription Right in full by subscribing for New Shares corresponding to gross proceeds of approx. DKK 7.1 million, approx. DKK 23.1 million and approx. 4.7 million, respectively. If the gross proceeds are less than the Maximum Proceeds, Comir's binding advance commitment of subscribing for New Shares will be reduced so that Comir's holding after the Issue will not exceed 13.2%.

COMPLETE OF THE ISSUE

The Offering will be completed in the event that minimum 103,994 New Shares are subscribed for (" the Minimum Offering"), yielding approx. DKK 13.5 million in Minimum Proceeds for which binding advance commitments have been made.

SUMMARY OF ACCOUNTING INFORMATION

The audited consolidated annual accounts of Satair for the fiscal years 2002/03 – 2004/05 were prepared in accordance with the Danish Financial Statements Act and other Danish reporting requirements and with DKK as the presentation currency. The same applies to the financial highlights and key ratios for the period 2000/01 – 2004/05. Effective from fiscal 2005/06, Satair will be preparing its annual accounts in accordance with the international accounting standards IFRS with July 1, 2004 as the changeover date. Also effective from fiscal 2005/06 will be the change of presentation currency from DKK to USD. The interim financial statements for Q1 2005/06 (reviewed) were prepared in accordance with the IFRS provisions on recognition and measurement and other Danish reporting requirements for the presentation of interim financial statements by listed companies, and with the USD as presentation currency. The related comparative figures for Q1 of 2004/05 have not been audited or reviewed.

Management's description of Satair's results and financial position should be read in conjunction with the Group's audited Annual Report 2004/05 excerpts of which are rendered below in the section "Consolidated financial statements", which also includes a description of the accounting policies applied in 2002/03-2004/05. A description of the interim financial statements for Q1 2005/06 can be found in the section "Selected financial information – recent developments". Further information about the changeover to recognition and measurement in accordance with IFRS is available in the section "Selected financial information – the effects of the changeover to recognition and measurement in accordance with the international accounting standards IFRS".

It should be noted that the financial highlights and key ratios stated below and applying to the period 2000/01 – 2004/05, which were prepared in accordance with the Danish Financial Statements Act and other Danish reporting requirements and with DKK as presentation currency, are not comparable with the financial highlights and key ratios for Q1 of 2005/06 and the related comparative figures for Q1 of 2004/05, which were prepared in accordance with the IFRS provisions on recognition and measurement and other Danish reporting requirements for the presentation of interim financial statements by listed companies, and with the USD as presentation currency.

IFRS is a coherent set of reporting rules which in some respects differs materially from the Danish Financial Statements Act and other Danish reporting requirements. Accordingly, potential investors are warned against comparing the financial information contained herein, as it was prepared on the basis of different accounting policies and without taking account of the differences outlined. The section "Selected financial information – the effects of the changeover to recognition and measurement in accordance with the international accounting standards IFRS" contains a description of the most important differences to Satair between the Danish Financial Statements Act, other Danish reporting requirements, and the provisions of recognition and measurement of IFRS. The section also contains a reconciliation of the consolidated income statement and balance sheet for fiscal 2004/05 based on the changeover from the accounting policies hitherto applied into recognition and measurement under IFRS.

DKKm (unless otherwise indicated)	2000/01	2001/02	2002/03	2003/04	2004/05
	Previous accounting policies [1]				
	Audited				
Income statement					
Net revenues in USD	150.6	153.8	157.8	184.1	217.0
Net revenues in DKK	1,258.9	1,276.6	1,122.9	1,147.8	1,272.2
Gross profit	249.8	231.3	223.1	228.9	287.0
Cost of staff, sales and administration	(144.7)	(162.5)	(166.9)	(178.3)	(216.0)
Profit on primary operations	97.8	59.1	46.5	43.7	59.1
Profit before tax	80.2	42.0	33.0	25.4	37.1
Profit after tax	59.8	30.8	29.3	20.3	26.0
Extraordinary items after tax	5.8	0.0	0.0	0.0	0.0
Share to Satair A/S of profit for the year	65.6	22.7	27.6	21.1	26.0
Balance sheet					
Total assets	811.4	692.7	698.5	825.4	838.9
Share to Satair A/S of shareholders' equity	197.3	212.5	194.9	231.5	248.9
Interest-bearing debt, net	269.2	256.1	217.7	287.5	292.8
Statement of cash flows					
Cash flows from ordinary operating activities	(39.1)	33.2	60.7	17.1	14.4
Cash flows from extraordinary operating activities	4.2	0.0	0.0	0.0	0.0
Cash flows from investment activities	(10.2)	(21.4)	(5.5)	(64.4)	(9.2)
Cash flows from financing activities	(17.9)	187.2	(29.0)	63.9	47.1
Total cash flows	(63.1)	199.0	26.3	16.6	52.3
Share-related key figures					
Earnings per DKK 20 share	28.9	10.9	13.0	9.3	10.6
Cash flow per DKK 20 share	(18.9)	16.0	28.7	7.5	5.9
Book value per DKK 20 share	94.9	100.5	92.2	94.3	101.4
Dividend per DKK 20 share	7.0	4.0	4.0	4.0	5.0
Market value/book value	2.3	1.3	1.2	1.2	1.7
Price/earnings ratio	7.6	12.2	8.3	12.6	16.7
Average no. of shares ('000)	2,055	2,070	2,115	2,273	2,455
Listed price per DKK 20 share at year-end	220	133	108	117	177
Market value (DKKm)	458	281	228	287	435
Key ratios					
Average USD rate	836	831	711	628	585
USD rate at year-end	879	745	650	611	616
Gross profit margin	19.8	18.1	19.9	19.9	22.6
Profit ratio, %	7.8	4.6	4.1	3.8	4.6
Return on assets, %	14.9	7.9	6.7	5.7	7.1
Return on equity, %	34.4	15.0	14.4	9.9	10.8
Equity ratio, %	24.3	30.7	27.9	28.1	29.7
Average no. of employees	230	290	282	360	426

1) The stated key ratios are calculated in accordance with 'Recommendations and Key Ratios 1997' issued by the Danish Association of Financial Analysts.

RECENT DEVELOPMENTS

Satair posted revenues in Q1 2005/06 of USD 59.5 million and a profit before tax of USD 2.7 million. Revenues in the Aftermarket Division and the OEM Division totaled USD 37.2 million and USD 22.2 million, respectively.

Effective from fiscal 2005/06 Satair will be preparing its annual report in accordance with the international accounting standards IFRS and with USD as presentation currency. The interim financial statements for Q1 2005/06 were prepared in accordance with the IFRS provisions on recognition and measurement and other Danish reporting requirements for the presentation of interim financial statements by listed companies. Further information about the interim financial statements for Q1 2005/06 (reviewed) is available in the sections "Selected financial information – financial highlights and key ratios" and "Selected financial information - the effects of the changeover to recognition and measurement in accordance with the international accounting standards IFRS", and "Selected financial information – recent developments".

The accounting policies applied to the interim financial statements were prepared on the basis of the IFRS standards adopted as of September 30, 2005. As a result, the accounting policies applied may change in the period until the date when the Company's first annual report is presented under IFRS, as it will be based on the standards coming into force on June 30, 2006.

The accounting policies applied for the interim financial statements are in accordance with the provisions on recognition and measurement under the IFRS standards approved under the approval procedure set out in the IFRS Regulation.

INTERIM FINANCIAL STATEMENTS Q1 2005/06

USDm (unless otherwise indicated)	New accounting policies [1][2] Q1 2004/05 Unaudited	 Q1 2005/06 Reviewed
Income statement		
Revenues	51.6	59.5
Gross profit	10.0	13.0
Profit before depreciation and amortization (EBITDA)	1.7	4.0
Depreciation, amortization and impairment	(0.4)	(0.5)
Profit on primary operations (EBIT)	1.3	3.5
Interest income and expense and similar items, net	(0.9)	(0.8)
Profit before tax	0.4	2.7
Profit for the period in review	0.1	1.8
Balance sheet (end of period)		
Total assets	132.9	141.6
Inventories	68.8	74.7
Trade receivables	34.8	42.9
Interest-bearing debt, net	49.0	52.4
Shareholders' equity	38.5	42.1
Statement of cash flows		
Cash flows from operating activities	(1.3)	(5.0)
Cash flows from investment activities	(0.1)	(0.3)
Cash flows from financing activities	9.4	0.0
Total cash flows	8.0	(5.3)
Key ratios		
Average USD rate	609	612
USD rate at year-end	600	620
Gross profit margin	19.4	21.9
Listed price in DKK per DKK 20 share	123	203
Average no. of shares ('000)	2,455	2,455
Book value per DKK 20 share	15.7	17.2
Earnings per DKK 20 share [3]	0.06	0.73
Profit ratio, %	2.5	5.9
Return on assets, %	1.0	2.5
Return on equity, %	0.3	6.2
Equity ratio, %	29.0	29.7
Average no. of employees	433	420

1) The stated key ratios are calculated in accordance with 'Recommendations and Key Ratios 2005' issued by the Danish Association of Financial Analysts.

2) The accounting information for Q1 2004/05 (not audited or reviewed) and for Q1 2005/06 (reviewed) are presented in USD and in accordance with the IFRS provisions on recognition and measurement.

3) Calculated on the basis of interim figures. Accordingly, interim figures have not been annualized

SHARE REGISTRATION DOCUMENT

RISK FACTORS

Any investment in shares involves risks. Satair's risk profile reflects the risks associated with the Group's distribution agreements, services and daily operations - including the signing and execution of customer contracts and the fulfillment of the objective of continued expansion. The following section outlines a number of risk factors which, if materializing, could have a significant negative impact on Satair's distribution agreements and services, future development, activities, operating result, cash flows, and financial position. If one or several of the outlined risk factors materialize, the price of the Company's shares could decline and the shareholders could lose all or part of their investment. The mentioned risks do not constitute an exhaustive description of the risks to which Satair is exposed; however, they do constitute the risk factors considered by Management to be particularly significant and relevant to the Group. The mentioned risk factors are not listed in any order of priority or according to size or probability. The description of risks must be read in conjunction with the other information contained in the Prospectus. A description of risk factors related to New Shares is given in "Subscription for New Shares – Risk factors".

RISKS RELATED TO BUSINESS ACTIVITIES

Dependency on suppliers

Satair has approx. 20 significant suppliers, the largest of which contributed approx. 12% of Satair's revenues in 2004/05, while the ten largest suppliers jointly contributed over 50% of the Group's revenues.

The scope of agreements with suppliers varies widely, but typically these agreements can be terminated at 3-6 months' notice. Moreover, in connection with the acquisition of PAS, Satair has signed a 10-year agreement with Pall regarding the distribution of Pall's commercial aviation products in North and South America. A few distribution agreements have provisions regarding a minimum purchase from Satair with a risk of termination at short notice if Satair does not live up to its minimum commitment. Generally speaking, the distribution agreements are subject to the law of the country of the supplier, with venue or arbitration abroad in case of disputes. No individual supplier is assessed to constitute a threat to Satair's survival and long-term earnings in case cooperation ceases. In practice, Management does not see a termination notice of 3-6 months as a significant threat to the Group, since maintenance of distribution agreements is widely based on Satair's ability to expand and maintain the manufacturer's market share and earnings. If the manufacturer terminates a distribution agreement, Management finds that Satair will normally be able to replace the ceased product type with a similar product from a competing manufacturer within a relatively short period. Historically, only few Satair suppliers have terminated distribution agreements. However, in the short term, the loss of a significant supplier could lead to a significant reduction in revenues and earnings.

Furthermore, Satair could be exposed to deteriorated terms and conditions in its supplier agreements which potentially could lead to a situation in which Satair would not want to maintain these agreements. Management finds that within a relatively short period of time Satair would be able to replace the discontinued supplier agreement with an alternative, competing supplier.

The markets on which Satair operates are rather fragmented; no guarantees can thus be offered that Satair will be able to continue purchasing the products demanded by its customers. However, Management finds that Satair is not dependent on any individual supplier. If Satair's suppliers have a change in their position and their ability to supply the products demanded by Satair, this could influence Satair's possibility of complying with customer contracts.

The market for distribution of aircraft spare parts is characterized by a number of manufacturers with set distribution outlets to the market. A number of Satair's suppliers thus sell directly to Satair's customers and to distributors competing against Satair. Consequently, Satair often meets competition from other distributors and manufacturers carrying the same original products from the same manufacturer as Satair, or competing products from other manufacturers. The Group thus has a risk of losing market shares as regards the products for which it has not concluded an exclusive distribution agreement in case competitors distribute the same products as Satair to the Group's existing or potential customers.

Dependency on customers

Satair distributes products and offers related services to a long range of customers all over the world. Generally speaking, the distribution of Satair's products and services is closely linked to the activity level and economic developments within aviation, which is why sales to Satair's existing customers and the signing of new customer agreements could be associated with a certain amount of uncertainty.

Satair's sales go to more than 2,500 customers globally. The ten largest customers account for approx. 30% of the Group's revenues and no single customer contributes more than 6% of revenues, which is why the Group is not deemed to be dependent on any single customer in the Aftermarket or in the OEM Market. Even if Satair's revenues from any individual customer do not amount to more than 6% of consolidated revenues, Satair's OEM Division has a situation of dependency towards European Aeronautic Defence and Space Company EADS N.V. ("EADS") and other customers who are directly or indirectly sub-suppliers to the Airbus programs. Even if these customers are not necessarily legally connected, Management finds that to a certain extent Satair has a financial dependency on EADS and Airbus.

Satair has cooperated with most of its customers for many years. In the Aftermarket, sales are often based on framework agreements. In the OEM Market, the Group typically signs service provider agreements of 3-5 years' duration. Under certain circumstances such contracts may be terminated before they would otherwise expire, e.g. in the case of a breach of contract on the part of Satair. Some contracts can be terminated before they would otherwise expire at three months' notice even if there is no breach on the part of Satair; however, in these situations Satair typically has to be paid a minor sum by way of compensation. The loss of major service provider agreements in the OEM Division would lead to a considerable loss of earnings and write-downs of inventories. Based on Satair's broad product portfolio, Management does not consider it likely that there would be a significant drop in consolidated revenues in the short term because of the loss of individual costumers. However, no guarantees can be offered that Satair will not become more dependent on individual customers in future.

Losses on debtors

Satair's sales to customers worldwide are settled primarily on open-account terms, but also by letter of credit or advance payment, which requires a debtor risk management system. Satair's long-term market presence and its resulting in-depth knowledge of customers, combined with effective follow-up procedures, have enabled the company to avoid significant debtor losses throughout.

To counteract debtor losses, Satair makes provisions for bad debtors following an individual assessment.

Furthermore, a number of Satair's customers – including the major American airlines – are still facing substantial financial challenges. It is not possible to exclude the possibility that such financial difficulties among a number of Satair's present and future customers could lead to debtor losses that cannot be covered by the provisions made by the Group.

Inventories

In the Aftermarket Division, the most significant inventory risks relate to types of aircraft that are retired by the airlines either permanently or for a long period of time. In such situations Satair's inventory of spare parts supplied only to such types of aircraft will fully or partially lose its value. Until now, such changes in the use of aircraft types have spanned a substantial number of years, which is why the risk of obsolescence of spare parts for such aircraft is reduced.

In the OEM Division the most significant inventory risks relate to customers to whom Satair supplies specific customer-designed products for specific types of aircraft. If the customer ceases to manufacture the aircraft, Satair's inventory of these products is bound to lose its value.

Moreover, developments in business trends may influence the value of the Group's inventories, since a general downturn in business trends or a long-term negative impact from single events may reduce the level of activity in the aviation industry. In this situation, the airlines' requirements for aircraft spare parts could be reduced for a prolonged period of time, which would have a negative influence on Satair's sales, thereby increasing the risk of making inventories obsolete.

It is a general characteristic of sales in the industry that they involve a very high number of part numbers many of which are sold relatively rarely. This increases the risk of obsolescence, which is why in its business model Satair has allowed for the fact that obsolescence is part of the cost side of distribution in aviation.

To guard against the risk of obsolescence of inventories, Satair has made arrangements with a number of manufacturers of distribution products for a return privilege on slow-moving products and on products replaced by new product versions being launched on the market. The Group endeavors to apply global inventory management to distribution products at all locations so as to minimize total inventory levels and reduce the risk of obsolescence. Satair also performs write-downs for obsolescence of inventories following an individual assessment of each product group.

Being a distributor, Satair has a substantial share of its capital tied up as working capital, including inventories. Optimum management of its working capital is an important element in the Group's efforts to secure profitability.

Acquisition and integration of PAS

The acquisition of Pall's distribution activities in commercial aviation in North and South America ("PAS"), which was carried out on December 16, 2005, is part of Satair's efforts to strengthen its position on the American market.

In the PAS acquisition, in addition to distribution activities, Satair took over inventories and assets linked to the activities carried out. Furthermore, a small number of employees will be offered employment in Satair; they will be relocated from Florida and integrated in Satair's American subsidiary in Atlanta.

In the assessment of Management, a number of synergies will be attained by combining PAS' activities with Satair's existing activities on the American market. Through the acquisition of the distribution activities regarding Pall products in North and South America, Satair has substantially strengthened its position on the American market, since the product range and the customer base have been expanded, and there is now an improved basis for servicing customers. Both present and potential customers can be offered a broader product portfolio and Management expects this to generate higher revenue from both Pall products and Satair's existing products. In addition, Satair will be able to offer customers broader solutions.

Satair's chances of achieving the expected strengthening of its position in the US market depends upon factors such as an efficient integration of the two companies and the Group's ability to retain PAS' customers. Failure to do so involves the risk that the PAS acquisition does not generate the expected positive contribution to revenues and profit from activities in the US market.

Liquidity reserves

Satair intends to obtain gross proceeds from the Issue of approx. DKK 175.5 million. The Issue is not underwritten, but Amagerbanken, Comir, and Management have made binding advance commitments to subscribe to New Shares yielding total gross proceeds of approx. DKK 13.5 million at Minimum Proceeds. Satair's liquidity reserves in the current and the next financial year will be affected in particular by:

- the size of the gross proceeds yielded by the Issue,
- participation in major service provider agreements,
- the Group's future operations, and
- any future acquisitions.

Depending on the size of the proceeds from the Issue, additional financing may be required to enable the Group to make expected future acquisitions

If the Company only attains the Minimum Proceeds, Management will consider the number and size of acquisitions as well as the speed with which Satair will be able to carry out its acquisition strategy or take part in major service provider agreements. A detailed description of the present credit facilities can be found in the section "Financing arrangements".

Insurance, including product liability insurance

Insurance covering buildings, operating plant and inventories has been taken out on an all-risk basis and assets have been insured at replacement value.

The high safety requirements in regard to aircraft and the handling of air traffic also make high demands on the reliability and safety of the products and systems installed and used on board the aircraft.

Management considers Satair's product liability risk to be modest, since Satair only has a small production of spare parts of its own. However, Satair could end up incurring product liability towards customers for defective products manufactured by the Group's sub-suppliers. Satair has taken out standard product liability insurance to cover against any claims from third parties against Satair both in connection with defects in the products manufactured by the Group itself and relating to products manufactured by the Group's sub-suppliers. Historically, Satair has had one experience of a customer invoking product liability to a significant extent. In the case concerned, the matter was solved between the customer and the manufacturer at no cost to Satair.

With the purpose of meeting any future risks related to the Group, its operations and the products sold, Satair's insurance policy and cover are reassessed annually by the Board of Directors on the basis of a statement from an independent insurance broker. The Group thus endeavors on a continuous basis to have the insurance cover that Management considers necessary. Management finds that the Group's insurance is adequate to cover any claims that may be made. However, no guarantee can be offered that the insurance taken out by Satair is adequate or that no claims can be advanced against the Group that are not covered by insurance, or that any compensation claims advanced against Satair's sub-suppliers will not also be advanced against the Group if the sub-supplier is unable to cover the claims made.

Employees

As a trading and distribution company, Satair is dependent on the product knowledge accumulated over the years and on relations to important customers and suppliers being maintained in the Group. One of the most significant resources of Satair is its employees, which is why it is important for the Group's future success that it is capable of attracting and retaining qualified employees. However, Management finds that no individual person in Satair possesses such amounts of knowledge that the Group's revenues would be significantly affected were that person to leave the company. The Group has only agreed non-competition clauses with the members of the Executive Committee and with employees of Satair USA, Inc. and Satair Asia Pte. Ltd.

As an element in Satair's strategy, the Board of Directors endeavors to implement an incentive program for the Executive Committee and senior staff. The intention is for the new incentive program to be related to the fulfillment of the Group's strategic and financial objectives.

Furthermore, the Board of Directors has previously allocated employee shares and introduced performance-related pay to the Executive Committee and a number of employees with the purpose of motivating and maintaining the Group's employees and providing a workplace where present and future employees experience a combination of professional and financial satisfaction.

A description of Satair's incentive programs can be found in the section "Share capital and ownership – Incentive scheme".

Currency risks

When Satair introduced recognition and measurement in accordance with IFRS as of Q1 of 2005/06, the company changed its accounting policies to registration in functional currencies, mainly USD.

Management finds that with the use of functional currencies it reduces the exposure of the Group's financial position to fluctuations in exchange rates. However, the Group still has a number of operating cost items that are not paid in the functional currencies used. This means that Satair is still exposed to currency risks. Whenever deemed appropriate by Management, this exposure will be hedged. Moreover, Management will make an ongoing assessment of the need to hedge the Group's net working capital.

Historically, Satair has only concluded commercially related hedging agreements, i.e. the company has not speculated in the development of exchange rates. This will continue to be the company's policy going forward.

Over much of its existence, Satair has financed a considerable share of the Group's long-term debt in DKK. Now that the company has switched to functional currencies, Management has converted most of the debt in DKK to USD. In Management's view, this will provide a better balance in the Group's currency risk exposure.

As a result of the Group's currency policy, including its ongoing monitoring of the development of relevant currencies and its conclusion of hedging agreements, Management finds that the short-term effect of exchange rate fluctuations is reduced. However, no guarantee can be offered that possible exchange rate fluctuations will not have a substantial negative impact on Satair's future growth, activities, operating result and financial position and cash flows.

Competition and prices

The market for distribution of products for the aviation industry is keenly competitive. To distributors wishing to be attractive to customers and manufacturers alike it is an important competitive parameter that they are capable of delivering the right combination of a broad product range and attractive services.

The Aftermarket is relatively fragmented; Management finds that no distributor has a significant market share in the global market for spare parts. Most of Satair's products are exposed to competition. However, this competition varies from one product to the next, since the intensity of the competition is generally determined by the size of the demand for a product and the number of approved alternatives. For products that are in high demand, which makes them financially attractive, there may be competing products and sales outlets, while for products with less demand there is often just one single provider on the world market. Since products with a quick turnover make up a large proportion of its revenues in the Aftermarket, Satair is generally exposed to intensive price competition, while the price sensitivity on those of Satair's products that are used less frequently is relatively modest. On the Aftermarket Satair competes against a number of different companies, ranging from other globally operating distributors to minor, regional distributors and manufacturers doing their own distribution of their products in the market.

In recent years, so-called PMA products have gained widespread favor; consequently, a number of manufacturers have obtained PMA approval of copies of the original product from the American authorities. In most cases this will intensify price competition on the original products, and this tends to have a negative impact on Satair, since the Group mainly distributes original products.

In the OEM market, the competitive situation is dominated by a group of large, specialized distributors, which means that this market is very different from the Aftermarket. Distributors compete mainly on the broadness of their product portfolio, their geographical cover, the portfolio of services, and their sales and purchasing volumes – i.e. their opportunities of optimizing volume and costs. The last few years have seen considerable consolidation in this market, both in the US and in Europe, and Satair has been actively involved in this development. Management expects this consolidation to continue and competition to intensify over the next few years. Furthermore, customers are expected to increase their efforts to optimize the supply chain so as to obtain additional cost reductions and streamlining.

Satair is not able to provide any guarantee that existing or new competitors will not distribute products or enter into cooperation structures that could lead to a considerable deterioration of the Group's competitive situation. Additionally, Satair is not able to guarantee that new or cheaper competing products or services will not be developed and distributed by competing companies.

The pricing of the products distributed by Satair to the Aftermarket and the OEM Market will be essential to its profitability. Satair cannot provide any guarantee that it will be able to fetch product prices that generate earnings at a level capable of covering its costs.

Consolidation of the aviation industry
The development in Satair's revenues and results depends on the development in business trends, the general development within aviation, and external factors influencing the level of activity in aviation.

Manufacturers in the industry are undergoing a process of considerable consolidation, and this may influence Satair. In case an existing Satair supplier is acquired by a large corporate group, there is a considerable risk that the new owners will want to evaluate existing sales outlets with a view to optimizing its business. This may result in a change of distributors or the insourcing of distribution activities, thereby possibly deteriorating Satair's competitive situation.

In recent years, a number of operators have entered into mergers and alliances, and significant structural changes are now going on in the industry. Satair endeavors to secure a favorable position for the Group in the value chain of the aviation industry, but many years of pressure on operator earnings and changes to the value chain of the aviation industry may in Management's view lead to renewed and increased pressure on Satair's earnings. In the longer term, Management finds that this concentration will lead to a situation in which operators seek to slim their supplier base and inventories. For Satair, Management finds that this development involves a trend according to which an increasing part of the Group's revenues will be contributed by large individual customers. In a few cases, a reduction in the number of suppliers may mean that Satair is deselected by some operators.

Activity development in aviation
For more than 30 years, aviation has seen almost constant growth in passenger volumes, although there was an interruption to that development in relation to the first Gulf War in 1991 and the terrorist attract on September 11, 2001. At the present time, passenger volumes are back on the historical growth track in the order of 5% p.a.

Production of aircraft and helicopters follows a historical, cyclical development, with the industry fluctuating between boom and recession at intervals of typically 8-10 years.

Aviation is sensitive to sudden, unexpected events, such as war, terrorist attacks and epidemics. If such events occur, the level of activity in aviation may change, thereby lowering growth expectations and thus triggering a negative impact on Satair.

Since, with minor variations, the rate of utilization of passenger aircraft in commercial aviation is more or less constant, the growth in passenger volumes results in an increasing demand for aircraft capacity, aircraft maintenance, and the demand for spare parts. The result of this situation is that the underlying growth in Satair's Aftermarket Division is of the same magnitude as the growth in passenger transport.

In the OEM Market, Satair is highly sensitive to the cyclical fluctuations in aircraft production. The demand for new aircraft is determined by several factors such as forecasts for developments in air traffic, structural changes in travel patterns and the technological development. The cyclical fluctuations are exacerbated by the long production times and the resulting speculative elements in relation to operators' orders for new aircraft. Thus, during a recession, when customers will try to cancel orders for aircraft or have supplies postponed, aircraft manufacturers will try to reduce their production of aircraft, and this will have a direct negative impact on Satair's revenues from the OEM Market.

Technological developments
The technological developments in commercial aviation are in the direction of increased use of computer-controlled systems and electronic components on board the aircraft, replacing the mechanical systems which historically have been dominant. This development started around 1990, when Airbus introduced the partially computer-controlled A320, thereby laying the foundation for a family of new aircraft which were technologically much more advanced than Boeing's aircraft at that time. This development has continued with the new Airbus 380 and Boeing 787, in which the technological innovations include full or partial replacement of hydraulic and pneumatic systems on board with new electronic systems and components. As far as 787 is concerned, new technologies are also introduced in regard to the build-up of the aircraft, e.g. by eliminating the use of rivets in the assembly of the body and 'gluing' the parts together instead, or making them from synthetic composite materials rather than aluminium.

In the long term, this development may have a negative impact on Satair in the Aftermarket Division and the OEM Division alike. In the Aftermarket Division, the demand for mechanical components distributed by Satair may be reduced as new aircraft based on more electronic components become more widespread. The negative impact on Satair of this long-term scenario will depend on a number of different factors, such as Satair's ability to adapt to the new situation or its ability to develop cooperative structures with new, potential suppliers.

For the OEM Division, which is a significant supplier in Europe of standard hardware and mechanical attachment products, including rivets, the transition to new technology among a number of the main European customers may have a negative impact on its future sales potential.

Competition from aircraft manufacturers and their sub-suppliers

Satair competes to a varying extent directly against aircraft manufacturers in the Aftermarket since these companies, too, sell spare parts to operators and maintenance providers. However, this competition varies considerably depending on aircraft type and manufacturer.

In the market for large passenger aircraft, the competition from Airbus and Boeing is less intensive. This is because of traditions in the industry which historically have meant that the sub-suppliers of the big aircraft manufacturers are themselves responsible for Aftermarket sales of spare parts for the products they have on board the aircraft. Consequently, in this market Satair competes mainly against other sub-suppliers or their distributors. However, in connection with the recent launches of new aircraft, such as Boeing 787, Airbus A380 and A350, initiatives have been launched by both Airbus and Boeing which may mean that, in the longer term, customers will only want to purchase a "Total Care" service product from one of those two aircraft manufacturers. This may significantly change the supply structure and in the view of Management that could have a negative impact on Satair's sales in the longer term.

Traditionally, manufacturers of small aircraft in particular have wanted to control the spare parts supply chain to a higher extent than Airbus and Boeing. This has made it more difficult for distributors such as Satair to penetrate these markets, since aircraft manufacturers such as Bombardier, Embraer and ATR have often signed exclusive contracts with their sub-suppliers, thereby making it more difficult for distributors, including Satair, to compete directly on a broad range of aircraft spare parts.

INDUSTRY INFORMATION

Unless otherwise indicated, the information contained in this section is based upon Airbus Global Market Forecast 2004-2023. Management believes the market description given in this section to be true and is convinced that, on the basis of the information published by Airbus, no facts have been omitted which may result in the information in this section being inaccurate or misleading. However, no guarantees can be offered that other sources would not have diverging assessments of the market in which Satair operates.

Satair's sales of spare parts and services refer to two primary segments, operators and maintenance providers (the Aftermarket) and manufacturers of aircraft and helicopters (the OEM Market), which is why Satair is dependent on the general development and growth in aviation. The subsequent sections offer a description of the expected growth in aviation and the number of aircraft. The growth in aviation and the growth and size of the aircraft fleet are mutually correlating. The market potential for Satair depends largely on the growth in aviation, measured as Revenue Passenger Kilometres ("RPK"), as well as the number of aircraft. However, the development in Satair's revenues may deviate significantly from the general growth in aviation as Satair may have distribution rights to products which, for certain periods, generate growth above or below the general growth rate in the market. Moreover, Satair offers services capable of generating growth rates above the market level.

The Group carries out an ongoing assessment of the market potential and the competitive situation in the markets where it operates. These markets and the market potential are also described in the subsequent sections.

GENERAL ASPECTS OF AVIATION

The Group's customer segments in both the Aftermarket and the OEM Market are dependent on the general development in aviation, including the development of the fleet of passenger and cargo aircraft, structural changes among operators (traditional companies and low-price companies) plus the development in air passenger traffic. The expected development in air traffic and the number of aircraft manufactured are described in the subsequent sections.

The two most recent recessions in aviation occurred in the periods 1991-1994 and 2001-2004. After September 11, 2001 activity levels within aviation plummeted both in terms of passenger volumes and production levels for commercial aircraft and helicopters. In the subsequent three-year period, passenger volumes gradually climbed back towards the 2001 level, reaching it in 2004. Management believes that manufacturers of commercial aircraft and helicopters are now in the early stages of an upturn characterized by expanding production and the introduction of new types of aircraft, such as Airbus A380, Airbus A350 and Boeing 787.

GROWTH IN AIR TRAFFIC

RPK is expected to grow over the next 20 years or so at an average rate of 5.3%, and the average global RPK for the period 2004 to 2013 is forecast at around 6.0%. As the individual markets mature, growth rates are expected to slow down. The annual growth of the global market is expected to decrease to 4.6% in the period 2014-2023. Major differences exist in the growth forecasts for the different regions. The figure below illustrates the estimated RPK growth in the individual regions.

RPK growth rates according to region


North America
2004-2013 | 2014-2023 | 20-year growth rate
4.8% | 3.5% | 4.2%
Latin America and The Caribbean
2004-2013 | 2014-2023 | 20-year growth rate
5.3% | 4.5% | 4.9%
Europe
2004-2013 | 2014-2023 | 20-year growth rate
5.8% | 4.6% | 5.2%
The Middle East
2004-2013 | 2014-2023 | 20-year growth rate
10.7% | 3.6% | 7.1%
Africa
2004-2013 | 2014-2023 | 20-year growth rate
5.3% | 3.8% | 4.5%
World
2004-2013 | 2014-2023 | 20-year growth rate
6.0% | 4.6% | 5.3%
China
2004-2013 | 2014-2023 | 20-year growth rate
9.1% | 7.4% | 8.2%
Asia/Pacific
2004-2013 | 2014-2023 | 20-year growth rate
6.7% | 5.3% | 6.0%

Source: Airbus, Global Market Forecast 2004-2023

Over the next 20 years or so, the highest growth is expected in China. Growth in Europe will be largely equal to the growth at global level, while growth in North America is expected to be somewhat below the global growth rate, particularly as a result of the maturity of the North American domestic market.

Because of the favorable economic development in China in the period 1984 to 2001, the number of passengers on domestic flights in China has grown by approx. 16.5% per year. Over the same period, there was limited, although increasing, international traffic. In 2004, each American citizen did 2.2 flights per year, while every Indian or Chinese did an average of 0.02 and 0.06 flights per year, respectively. As foreign trade and GDP grow in emerging markets, increased demand for air travel is expected, and there will be an increasing market for new scheduled flights in the Asia/Pacific region.

In China, which is the fastest-growing individual market, annual growth is forecast at around 8.2% over the next 20 years. Also, with forecasts of an annual growth of 6.0%, Asia/Pacific is expected to be among the best-performing regions over the next 20 years. In 2023, the region is expected to have more air traffic than North America and almost the same traffic as Europe.

Over the next ten years, the Middle East is expected to see an average annual growth rate of 10.7%. This is primarily because of the geographical location of the region and its increasing status as a stop-over destination. Another contributory factor is that the region is increasingly becoming a tourist destination, especially to other countries in the Middle East and India. The newest types of aircraft, such as Airbus A380, will have a much longer range than previous types, and this is expected to create additional growth in the region.

Europe is expected to maintain a growth rate at the level of the global traffic, thus maintaining its relative share of the total market which means that, in 2023, Europe will be the region with the biggest volume of air traffic overall.

In 2023, North America is expected to have lost its otherwise dominant position of having the highest percentage of air traffic.

Development in traffic according to region

3,200 billion RPK year-end 2003


Latin America and the Caribbean: 4%
Africa: 3%
The Middle East: 3%
Asia/Pacific: 25%
North America: 33%
Europe: 32%

9,000 billion RPK year-end 2023


Latin America and the Caribbean: 4%
Africa: 2%
The Middle East: 5%
Asia/Pacific: 31%
North America: 26%
Europe: 32%

Source: Airbus, Global Market Forecast 2004-2023

THE MANUFACTURE OF AND DEMAND FOR PASSENGER AIRCRAFT

The manufacture of and demand for passenger aircraft is strongly dependent upon the expected increase in air traffic. Consequently, the demand for aircraft is expected to occur primarily in regions with high expected air traffic growth rates and in regions where the fleet of aircraft is older and will gradually be replaced by new aircraft.

In the light of the above, RPK growth is forecast at 5.3% per year on an average until 2023, divided into an average annual RPK growth of 0.8% per seat and an average annual growth in aircraft capacity of 4.5% due to a growing aircraft fleet, bigger types of aircraft, and growth in the number of departures. Over the next 20 years or so, the average number of seats per aircraft is expected to rise from 181 in 2004 to 215 in 2023.

As a result of the increase in air traffic, more than 16,600 new aircraft with a capacity of over 100 seats are expected to be delivered over the next 20 years or so, corresponding to approx. 830 new aircraft per year. In addition to passenger aircraft, production is expected to cover approx. 725 new freighters, corresponding to 36 new freighters per year. Finally, approx. 2,400 passenger aircraft are expected to be converted into freighters.

The figure below illustrates the types of aircraft expected to be manufactured and their value.

There are major regional differences as to the types of aircraft in demand. Since it operates as a distributor of spare parts for aviation in both the OEM Market and the Aftermarket, it is essential for Satair to hold distribution rights to the products/spare parts required for aircraft specific to the regions where the demand for such aircraft is expected to see the highest growth. Management finds that through its extensive product portfolio and its presence in these markets, Satair is well positioned, and it is constantly endeavoring to strengthen this position.

Corrected for aircraft retired from the market, the net passenger aircraft fleet is expected to increase from approx. 10,800 aircraft at the end of 2003 to approx. 21,750 at the end of 2023, while the number of seats is expected to rise from 1.96 million seats at the end of 2003 to 4.69 million seats at the end of 2023, corresponding to an annual increase of 3.5% in the number of aircraft and 4.5% in the number of aircraft seats.

Development in the fleet of passenger aircraft with more than 100 seats plus freighters


Delivered aircraft
17,328
16,601
727
2,412
Passenger aircraft
Freighters
Converted aircraft
3,268
1,029
Retained aircraft
4,297

Source: Airbus, Global Market Forecast 2004-2023

Expected delivery of aircraft in the period 2004-2023


12,000
10,000
8,000
6,000
4,000
2,000
0
900
750
600
450
300
150
0
No. of new aircraft
Present value (USDb)
Single-aisle
Small twin-aisle
Intermediate twin-aisle
Large aircraft
Regional freighters
Long-range freighters
Large freighters
No. of new aircraft
Present value (USDb)

Source: Airbus, Global Market Forecast 2004-2023

Expected delivery of new passenger aircraft and aircraft seats in the period 2004-2023


16,601 new passenger aircraft delivered 2004-2023
Latin America and the Caribbean; 6%
Africa; 3%
The Middle East; 4%
Asia/Pacific; 27%
North America; 28%
Europe; 32%


3.8m new passenger seats delivered 2004-2023
Latin America and the Caribbean; 5%
Africa; 3%
The Middle East; 4%
Asia/Pacific; 35%
North America; 23%
Europe; 30%


Source: Airbus, Global Market Forecast 2004-2023

The expected delivery of new passenger aircraft divided into regions is illustrated in the figure above.

VALUE CHAINS AND SEGMENTS IN AVIATION

The figure to the right below illustrates the two segments serviced by Satair, i.e. manufacturers of aircraft and helicopters and operators including maintenance providers which are serviced by Satair's OEM Division and Aftermarket Division.

Manufacturers of aircraft and helicopters and their sub-suppliers purchase hardware and aircraft spare parts directly from the manufacturers or from distributors typically representing several manufacturers. Normally, the manufacturers of high-value system components and engines or manufacturers with a monopoly-like status sell directly to customers in both the OEM Market and the Aftermarket, while manufacturers of products with lower value use distributors to a great extent.

Historically, the large aircraft and helicopter manufacturers have not sold many spare parts directly to the Aftermarket, but in connection with recent launches of new aircraft, such as Boeing 787 and Airbus A380 and A350, both Airbus and Boeing have taken initiatives which, in the long term, may allow customers to purchase a "Total Care" service product from one of the two aircraft manufacturers. These service products are not very common yet, but in the long term they may result in aircraft and helicopter manufacturers increasing their share of the value chain.

Traditionally, manufacturers of small aircraft have wanted to control the value chain of spare parts in the Aftermarket to a greater extent than Airbus and Boeing, thereby making it more difficult for distributors to penetrate these markets since aircraft manufacturers in groups such as Bombardier Inc., Embraer and ATR, have often signed exclusive contracts with the manufacturers of aircraft spare parts and, in so doing, have obtained extensive control over the outlet channels.

Historically, distributors have had a large share of supplies to operators and maintenance providers for whom an important demand parameter – in addition to price – is the distributor's product mix, geographical locations and ability to supply. Manufacturers' use of distributors is particularly widespread as regards products sold in a competitive market. Moreover, manufacturers often choose a distribution

The value chain of aviation


Production
Maintenance
Suppliers
+ 10,000 suppliers
Distributors & brokers
OEM & Aftermarket
+ 2,000 suppliers
Operators
Commercial:
• regionals
• business jets
Defense:
• transport
• others

Source: Satair

00029

model in which the aircraft spare parts in question form only a small part of the manufacturer's product range, which is why the manufacturer often does not obtain the critical mass to service customers in the Aftermarket.

THE COMPETITIVE ENVIRONMENT

The market for distribution of aircraft spare parts is a fragmented market with few big, global distributors, plus a high number of niche distributors and brokers.

The market for distribution of products for the aviation industry is keenly competitive and is expected to intensify. To distributors wishing to be attractive to customers and manufacturers alike it is an important competitive parameter that they are capable of delivering the right combination of a broad product range and attractive services.

In the typical set-up, distributors have a distribution agreement with the manufacturer or operator, while trading companies operate as "brokers" without any long-term agreements. Often brokers are rather small companies operating in a relatively limited geographical market or with a limited/specialized product range. Brokers are typically not very well developed when it comes to composing supplies with many products and services.

Management finds that market conditions for niche distributors and brokers have worsened in recent years. Customers tend to focus strongly on a slimming of the supplier base, which is why a broad product range and geographical coverage are essential parameters in the competition.

The Aftermarket

The group of players in the Aftermarket consists of very different companies, ranging from global distributors to small, regional distributors, and manufacturers handling the distribution of their own products in the market.

The biggest competitors in the Aftermarket include American Aviall, Inc., and the Dutch privately-owned Avio-Diepen BV. Other competitors come from a wide range of niche distributors and brokers.

In recent years operators and maintenance providers have shown more interest in signing service provider agreements, thereby following the trend in the OEM Market where such agreements are relatively common. Distributors signing service provider agreements with a customer act as "one stop shops", which means that the customer is offered traditional distributor solutions in relation to purchasing and warehousing of a great many product items from a broad range of distributors plus logistics management of warehouses accompanied with IT solutions for this purpose. Service provider agreements are thus an offer to customers wishing to outsource purchasing and warehousing. The increased demand for service provider agreements in the Aftermarket thus reflects the wish to reduce the number of suppliers and to optimize purchasing and inventory management.

Management finds that a more widespread use of service provider agreements will gradually reduce the number of distributors supplying customers directly. All other things being equal, this will increase the scope of business for the big global distributors. In Management's assessment, Satair will have a competitive advantage when it comes to such agreements.

There is varying competition from one product to the next, since the intensity of the competition tends to be determined by the demand for the product and the number of approved alternatives. Products with a quick turnover typically have many distributors and thus often intensive price competition, while typically only few distributors offer more slow-moving products, which reduces price competition.

In recent years, the Aftermarket has seen growing use of the so-called PMA products, where a competing manufacturer obtains a PMA approval from authorities of a product which is a copy of the original product. In most cases, this leads to more price competition for the original products, which normally works to the detriment of Satair since it distributes mainly original products.

The OEM Market

In the OEM Market, the competitive environment is dominated by a large group of big, specialized distributors, which makes it very different from the Aftermarket. Distributors compete mainly on the broadness of their product portfolio, their geographical cover, the portfolio of services, and their sales and purchasing volumes.

Management finds that in the OEM Market Satair is one of the biggest distributors in Europe, which is its primary market. Among Satair's competitors are M&M Aerospace Hardware, Inc., owned by the B/E Aerospace Group, and Wesco Aircraft Hardware, Inc., both based in the US, and Umeco plc., based in the UK.

Service provider agreements are widespread in the OEM Market, and the distributor receives a fee for handling the services under the agreement. Typically, orders under a service provider agreement include products from other distributors. Price is essential when it comes to deciding which distributor gets the orders, and that makes volume a highly important competition parameter. The primary reason why distributors compete for service provider agreements is the increased opportunity to win follow-up business that often arises in connection with being the customer's service provider.

SATAIR

THE GROUP AND ITS HISTORY

Satair was founded in 1957 by a group of nine persons the majority of whom was connected with SAS. The group had spotted the good opportunities offered by trading in surplus stocks of aircraft spare parts from different companies worldwide. Surplus stocks of aircraft spare parts would appear typically in connection with the renewal of fleets by established and large operators, involving the divestment of old types of aircraft. Satair would acquire large batches of surplus equipment in one overall transaction and subsequently resell the parts as individual items to a large number of customers in Europe, Africa and the Middle East.

While building up its trade in surplus equipment, Satair also established a distribution business for aircraft spare parts. Based upon distribution agreements signed primarily with US manufacturers, Satair would handle sales and marketing in Scandinavia, the rest of Europe, Africa and the Middle East.

In the second half of the 1980s Satair made a noticeable expansion of its business activities with the establishment of subsidiaries in the USA (1986) and Singapore (1988) primarily for the purpose of trading in surplus equipment. The Company also made considerable investments in the acquisition of surplus stocks in the late 1980s.

Following on the back of the Gulf War in 1991 came a recession within aviation, and the introduction of new public requirements mainly with regard to certification of each single spare part, combined with considerable excess capacity in trade with surplus stocks, caused trade in surplus stocks to be unprofitable. The Group responded by initiating a controlled phasing out of this business area which, in 1993, accounted for approx. 30% of revenues. The phasing out was completed in 1996, and henceforth Satair dealt exclusively in new spare parts with certificates from an array of manufacturers in the USA and Europe.

Satair A/S was accepted for listing on the Copenhagen Stock Exchange in 1997.

Satair has been widening its business base on an ongoing basis through acquisitions, new distribution agreements and development of new services In two acquisitions in 1999, Satair acquired a French OEM distributor – Tecnimatic – at a price of DKK 24 million, and Control Products, a Swiss distributor of Aftermarket products, at a price of DKK 64 million. The latter was later wound up and the activities were transferred to Satair's head office in Copenhagen, Denmark.

In 1999 Satair rolled out a new service concept: IPP (Integrated Purchasing Program) and its e-trading concept Satair Direct, thereby expanding the scope of its business and enhancing its possibility of accommodating customer demand for broad and integrated solutions. IPP was launched in a collaborative effort with some of Satair's key customers, including Lufthansa and Airbus.

In 2001 and 2003 Satair took over two OEM distributors in the UK: C.J. Fox (a 56% stake) at a price of DKK 18 million and Lentern at a price of DKK 29 million, both companies with revenues of just under USD 20 million. The two acquisitions provided the foundation for the setting up of the Group's OEM Division. In 2003 Satair acquired the remaining 44% of C.J. Fox at a price of DKK 32 million. The two acquisitions meant a sizeable increase in Satair's business scope within the OEM market, and Management believes that Satair is now among the largest OEM suppliers of aircraft spare parts in Europe.

Like many other industries aviation experienced a noticeable decline in activity levels just after the terrorist attack in the United States on September 11, 2001, and the event affected the Group's scope of business in particular within the OEM market. Aviation suffered another negative impact from the war in Iraq and the outbreak of SARS in Asia in 2003, but since 2004 the market environment within aviation has generally improved, and reports from the industry show that growth rates in passenger volumes have climbed back to the historical level of around 5% per year.

OBJECTIVE AND STRATEGY

It is Satair's overall objective to generate a satisfactory return for its shareholders.

Satair intends to continue the existing strategy and business model with a couple of minor adjustments. After the preparation of the Group's strategy plan "New Horizons" in 2003, the general market situation within aviation has changed. The industry is now going through the first stages of an upturn in the business trends, and while creating expectations of strong growth it also involves exposure to increasingly keen competition and stronger pressure on prices.

Against this background it is the overall objective of Satair's strategy to raise efficiency and achieve profitable revenue growth in excess of the average growth rates in the industry. Satair's strategy is a growth strategy to be fulfilled by efforts such as

- increasing the product portfolio by signing new distribution agreements, enabling Satair to continue supporting its "one stop shop" philosophy,
- maintaining and increasing sales to existing customers by means of e.g. sales of new products and an expansion of the service provider concept, and
- capturing new customers.

The strategy involves an array of activities such as:

- a further development and expansion of Satair's existing IPP concept and focus on a streamlining and development of the service provider concept which requires a broad range of spare parts and services, enabling the Group to provide package solutions,
- a consolidation and expansion of activities within both the Aftermarket and the OEM market in the Asia/Pacific region with primary focus on the market in China,
- a streamlining of the Group's purchasing and purchasing procedures and the implementation of a joint Group-wide IT platform, and
- participation in the consolidation currently taking place in the industry by means of acquisitions in the present and/or complementary business areas.

BUSINESS AREAS

Satair is a provider of products and related services to two primary segments: operators and maintenance providers (the Aftermarket) and manufacturers of aircraft and helicopters (the OEM market). Satair is a global distributor within the Aftermarket with sales and storage locations in Europe, North America and Asia. The OEM Division provides services primarily to manufacturers of commercial aircraft and helicopters in Europe, and Management believes it to be one of the largest suppliers in Europe of hardware to these manufacturers.

Satair distributes more than 50,000 different spare parts for aircraft and helicopters from more than 840 different manufacturers. The spare parts range from filters and lamps to bolts and rivets for use in the manufacture and maintenance of aircraft and helicopters.

The Aftermarket Division

The Aftermarket Division provides services in the form of sales and distribution of aircraft spare parts to all types of commercial operators, maintenance workshops, and several operators in the armed forces.

Products and services

Satair has signed a number of long-term distribution agreements with, and represents, more than 375 manufacturers of original aircraft components, and some of these agreements are exclusive. The five largest suppliers accounted for just under 60% of the Division's revenues in 2004/05. The business relations between Satair and these five suppliers have run for more than 15 years on an average, and the two oldest agreements date back more than 30 years. The majority of Satair's products are fast-moving commercial products and small components, often mechanical parts, with a very long product life cycle – typically around 30 years, corresponding to the average useful life of the aircraft. The products are designed during the initial stages in the aircraft's production process and remain basically unchanged for the duration of the aircraft's useful life.

The Division's product portfolio includes thousands of products for widely different purposes and with widely different selling patterns, but with the shared characteristic that they are all used mainly for the ongoing maintenance of passenger aircraft. The products are divided into "fast-moving commercial products", defined as products requiring regular replacement due to wear and tear, such as lamps, filters and spark plugs, and "slow-moving spare parts" used for repair work and maintenance of aircraft systems such as electrical switches, valves for the oxygen system and sensors in air-conditioning systems.

Satair's distribution products are used both for frequent periodic checks (the so-called line checks), for A and B checks which are carried out while the plane is parked at the gate, and for checks at intervals of one to three months. Satair also distributes products for C and D checks, which

Satair's most important Aftermarket products

Manufacturer (supplier)	Product	Distributor since
Aerazur -A Zodiac Company	Deicing equipment	1993
B/E Aerospace Oxygen Systems	Oxygen equipment	1974
Champion Aerospace, a Transdigm Company	Spark plugs	1980
Eaton – Electric Distribution and Control	Electrical plugs and relays	1996
Eaton – Fluid Conveyance	High-pressure hoses	1991
GE Lighting	Lamps	1980
Honeywell Sensing & Control – a Honeywell Automation & Control Solutions Business	Electrical switches and cargo management systems	1991
Kidde Aerospace – a Hamilton Sundstrand company	Fire-fighting equipment	1995
Pall Aerospace	Filters	1991
Textron Fastening Systems (TFS)	Blind rivets	1972

are more comprehensive maintenance checks carried out at longer intervals, typically one and three to five years. The practical implication of this is that a relatively high proportion of Satair's sales to the Aftermarket is accounted for by spare parts regularly replaced on the aircraft, but in terms of part numbers these products cover a small proportion of the overall product portfolio. Consequently, a large part of Satair's overall product portfolio comprises products for which the demand is low and unpredictable.

With its product portfolio of more than 50,000 part numbers, Satair carries a wide product program for the Aftermarket. Given its position in the value chain, Satair must be able to predict changes in market demand and adjust its product program and business model accordingly. Management believes that, in view of its long-standing presence in the industry and its large network of contacts among manufacturers and customers, Satair is largely capable of adjusting its product portfolio and service levels to match changes in demand. The level of product innovation with several of Satair's existing suppliers is relatively low, as products have a fairly long technical and economic useful life. This also explains why the addition of new products to Satair's product range is driven primarily by the introduction of new types of aircraft and the signing of new distribution agreements. Management believes that Satair's revenue growth is attributable primarily to its size and global presence and that the addition of new distribution agreements is of smaller significance. Accordingly, the depth and width of the product portfolio and the geographical presence are essential competitive parameters for the Group, as customers focus intensely on a slimming of their supplier base. Over the past five years, Satair has lost two distribution agreements, representing annual revenues of approx. USD 10 million, and this illustrates how important it is to the Group's competitiveness that it is capable of maintaining its global position and presence in the individual regions on an ongoing basis so as to enter new distribution agreements.

Recent years have seen an increase in the number of PMA products, defined as products for which manufacturers have obtained PMA approval from the local authorities to produce copies of the original product.

The IPP concept

Satair's IPP concept is intended primarily for customers in the Aftermarket. It enables Satair to sell customers a wide gamut of spare parts from different manufacturers who, for instance through Satair's e-trading solution, services orders and grant access to information on inventories, delivery times, prices and orders in progress. The concept acts as a kind of umbrella for a large base of suppliers many of whom are small suppliers in Europe that are not easily accessible. It improves the reliability of deliveries to air carriers, and it reduces the cost of purchasing from the group of small and medium-sized suppliers. Also, by offering this service to its customers Satair accommodates the demand from air carriers for broader solutions and a slimming of their supplier base.

In the opinion of Management, the IPP concept has been particularly successful in relation to spare parts for aircraft from Airbus, but a growing proportion of sales go to operators of Boeing aircraft and small regional types of aircraft from Embraer and Bombardier. Since its launch in 1999, the IPP concept has achieved annual revenue growth of between 35% and 50% within the product area. Some of the products traded under the IPP concept are relatively slow-moving as they are either highly specialized or are used for small series of aircraft. Much of the value creation contributed by Satair in connection with this product area consists of planning and inventory management and, hence, the availability of the products in the market. To reduce the amount of capital invested in slow-moving products, whenever possible Satair will purchase them only upon receipt of an order.

Customers

Satair has a wide and international customer portfolio of more than 1,000 customers in countries all over the globe. The largest customers include companies in corporate groups such as Air France, Air Canada, British Airways, Lufthansa, Japan Airlines, SAS, Singapore Airlines and Saudi Arabian Airlines. The ten largest customers contributed just under 30% of revenues in the Aftermarket Division in 2004/05.

The structural changes among operators caused by the significant market shares captured by several economy airlines have not resulted in any material changes in Satair's competitive situation, the reason being that the majority of these aircraft operators have outsourced their aircraft maintenance to maintenance providers many of whom are already customers with Satair.

Other Group customers have also outsourced their aircraft maintenance to aircraft maintenance providers. Satair has been providing services to, and has been focusing on, this customer segment for many years, and against that background Management believes that the increasing outsourcing has not had any noticeable effect on the Group's revenues and performance. A small number of Satair's customers have also outsourced their purchasing functions, and Satair has responded by taking a proactive approach. In the opinion of Management, Satair has been able to maintain revenues from the majority of these customers.

carrying amount is fixed at the lower of recoverable amount and carrying amount. The recoverable amount is fixed at the higher of expected net selling price and expected value in use of the asset. The expected value in use of the asset is determined as the net present value of expected future cash flows. Goodwill written down for impairment is not reversed.

Inventories
Inventories (aircraft spare parts) are recognized at acquisition cost on the basis of the lower of average acquisition cost and net realizable value. Net realizable value is measured on the basis of an individual assessment. Write-downs for obsolescence are made on aircraft spare parts based on a model providing for slow-moving products.

The acquisition cost of aircraft spare parts is measured at purchase price plus delivery costs.

Receivables, etc.
Receivables and loans comprise receivables originating from the provision of goods and services. Such receivables are classified as short-term except for those falling due 12 months after the balance sheet date or later. The amounts are contained in the items 'Receivables from sales' and 'Other receivables'.

Receivables are recorded in the balance at amortized cost. For short-term non-interest-bearing receivables and receivables with a floating interest this usually corresponds to the nominal value.

On each balance sheet date the company will look for indications suggesting the impairment of individual significant receivables. This assessment is done on the basis of an age criterion and evidence of a debtor's financial difficulties. If the assessment shows that a receivable will not be paid in full, the amortized cost will be determined on the basis of such expected reduced payments. The company will also look for indications of impairment in groups of receivables that are not individually significant. A write-down will be made thereof based on the company's experience.

Shareholders' equity
Dividend is recognized as a liability at the date when it is adopted at the annual shareholders' meeting.

Provisions
Provisions are recognized when, as a result of events happening before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there may be an outflow of economic benefits to settle the obligation.

Provisions are made for pension liabilities for which no insurance cover has been arranged. Pension liabilities are stated as the net present value of the expected future benefits attributed under the scheme.

Financial liabilities
Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at fair value corresponding to the net proceeds received less transaction costs paid. In subsequent periods, the amounts are measured at amortized cost, meaning that the effective interest rate is recognized in the income statement over the term of the loan.

Other financial liabilities, which comprise trade payables, amounts owing to subsidiaries and other debt, are measured at amortized cost which, for these items, usually corresponds to the nominal value.

Other debt mainly consists of liabilities in relation to holiday pay, taxes and duties, and interest, and are measured at nominal value.

Statement of cash flows
The statement of cash flows is presented under the indirect method and shows the Group's cash flows for the period in review from operating, investing and financing activities, changes during the period in review in cash at bank and in hand, and cash at bank and in hand at the beginning and end of the period.

Cash flow from operating activities
Cash flows from operating activities are calculated as the profit/loss before depreciation and adjusted for changes in working capital, interest payments made and received, and corporation tax paid.

Cash flow from investment activities
Cash flows from investment activities comprise cash flows relating to acquisitions and disposals of fixed assets.

Cash flow from financing activities
Cash flows from financing activities comprise cash flows to and from shareholders, and the raising and repayment of long-term financial liabilities.

Cash at bank and in hand
Cash at bank and in hand comprises cash less short-term debt to banks.

Important accounting assessments and estimates
In its assessment of the accounting value of assets and liabilities, Satair builds upon assumptions which depend upon future events. This applies to items such as the assessment of inventory write-downs. It is a general characteristic of sales in the industry that they involve a very high number of part numbers many of which are sold relatively rarely. This increases the risk of obsolescence, which is why in its business model Satair has allowed for the fact that obsolescence is part of the cost side of distribution in aviation.

According to Satair's accounting policies, inventories are written down for obsolescence on the basis of an individual assessment where the net realizable value is seen to be lower than the carrying amount.

INTERIM FINANCIAL STATEMENTS FOR Q1 2005/06

The interim financial statements for the period July 1 – September 30, 2005 were prepared in accordance with the IFRS provisions on recognition and measurement and other Danish reporting requirements for the presentation of interim financial statements by listed companies. The comparative figures for 2004/05 have been adjusted in accordance with the IFRS provisions thereon. Further information is available in the section "Cross-reference table".

	New accounting policies [1][2]	
USDm (unless otherwise indicated)	**Q1 of 2004/05**	**Q1 of 2005/06**
	Unaudited	**Reviewed**
Income statement		
Revenues	51.6	59.5
Gross profit	10.0	13.0
Profit before depreciation and amortization (EBITDA)	1.7	4.0
Depreciation, amortization and impairment	(0.4)	(0.5)
Profit on primary operations (EBIT)	1.3	3.5
Interest income and expense and similar items, net	(0.9)	(0.8)
Profit before tax	0.4	2.7
Profit for the period in review	0.1	1.8
Balance sheet (end of period)		
Total assets	132.9	141.6
Inventories	68.8	74.7
Trade receivables	34.8	42.9
Interest-bearing debt, net	49.0	52.4
Shareholders' equity	38.5	42.1
Statement of cash flows		
Cash flows from operating activities	(1.3)	(5.0)
Cash flows from investment activities	(0.1)	(0.3)
Cash flows from financing activities	9.4	0.0
Total cash flows	8.0	(5.3)
Key ratios		
Average USD rate	609	612
USD rate at year-end	600	620
Gross profit margin	19.4	21.9
Listed price in DKK per DKK 20 share	123	203
Average no. of shares ('000)	2,455	2,455
Book value per DKK 20 share	15.7	17.2
Earnings per DKK 20 share 3)	0.06	0.73
Profit ratio, %	2.5	5.9
Return on assets, %	1.0	2.5
Return on equity, %	0.3	6.2
Equity ratio, %	29.0	29.7
Average no. of employees	433	420

1) The stated key ratios are calculated in accordance with 'Recommendations and Key Ratios 2005' issued by the Danish Association of Financial Analysts.
2) The accounting information for Q1 2004/05 (not audited or reviewed) and for Q1 2005/06 (reviewed) are presented in USD and in accordance with the IFRS provisions on recognition and measurement.
3) Calculated on the basis of interim figures. Accordingly, interim figures have not been annualized.

THE EFFECTS OF THE CHANGEOVER TO RECOGNITION AND MEASUREMENT IN ACCORDANCE WITH THE INTERNATIONAL ACCOUNTING STANDARDS IFRS

Effective from the opening of the current fiscal year, Satair will be preparing its accounts in accordance with the international accounting standards IFRS. The effective date is July 1, 2004.
The changeover was based on the procedures set out by IFRS on first-time adoptions. The opening balance at July 1, 2004 – the effective date – and the comparative figures for 2004/05 have been stated in accordance with the standards and interpretations which are expected to be in effect on June 30, 2006. Accordingly, changes in the current standards or the release of the new standards prior to the presentation of the annual report 2005/06 may affect the accounting policies on which the adjustment was based.

Below is an overview of the effect of the changeover from the previously applied Danish accounting standards to recognition and measurement under IFRS. The effect is shown for "Total assets", "Financial commitments", "Shareholders' equity" and "Profit for the year". The letters in the second column refer to the subsequent paragraphs which outline the background for the adjustments made.

The changeover to IFRS had a material impact on the following main areas in Satair's interim financial statements:

- Functional currency and presentation currency
- Derivative financial instruments
- Business combinations

In connection with the changeover to IFRS, Satair has changed its accounting policies to registration in the Group's functional currencies, primarily the USD. Satair's activities and earnings are closely linked to the aviation industry in which prices are fixed primarily in USD. Satair's income is mainly invoiced in USD, and the majority of costs in the form of costs of commercial products are paid for in USD. The Group's most important balance sheet items are also determined on the basis of USD. This applies to both the parent company and most of the subsidiaries. Consequently, Satair choose USD as the functional currency for the parent company and most of the subsidiaries. The activities in the UK and France are mainly invoiced in GBP, respectively Euros, and the se two currencies have therefore been designated functional currencies for these parts of the Group. Consequently, transactions in currencies other than USD – apart from the UK and France – will be considered transactions in foreign currency.

Satair's financial position and earnings are materially affected by changes in exchange rates, with the USD being the most important currency. This is why Satair decided to present its interim financial statements in USD.

Because of the change in accounting policies, all accounting items in the balance sheet at July 1, 2004, for the Group have been translated into USD. Translation was done for the individual accounting items as follows:

- Fixed assets, inventories, share capital and other reserves, as well as provisions (non-monetary items) are translated into USD at the exchange rates applying on the date of transaction,
- Current assets (monetary items), however with the exception of inventories and debt, are translated into USD on the basis of the exchange rate between the local currency and the USD at July 1, 2004.

With regard to derivative financial instruments, Satair previously used hedge accounting for the recognition of interest swaps and forward sales of USD, and changes in fair value were set off against interest income and expense and similar items, respectively cost of goods sold. The intention is to continue using interest swaps and arrange forward sales of USD as a hedge on interest costs and as a financial hedge on fixed costs primarily in DKK, but as it is believed that it will not always be possible to comply with the criteria of IAS 39 on qualification for hedge accounting, changes in fair value of such contracts will sometimes be recognized directly in the income statement as a separate item.

The provisions of IFRS 3 on business combinations are applied from the effective date. Negative goodwill at July 1, 2004 is reversed. Previously, negative goodwill was recognized in the income statement as the expected additional costs relating to the takeover occurred.

Registration in functional currencies and the presentation of accounts in USD involve certain complications with regard to the presentation of the adjustments made, and it has therefore been decided to introduce the adjustments made in two stages:

- Stage 1 covers the translation into USD of income statement and balance sheet. The translation into USD of the income statement was made at the average USD/DKK rate for the year, while the balance sheets at July 1, 2004 and July 1, 2005 were translated at the closing USD/DKK rates on these two days.
- Stage 2 involves the actual IFRS adjustments as a continuation of the translation of DKK into USD of income statement and balance sheet in stage 1.

The implementation of IFRS does not involve any adjustments of the statement of cash flows with regard to recognition and measurement.

The effect of the changeover to recognition and measurement under IFRS:

		July 1, 2004			2004/05	June 30, 2005		
		Assets	Financial liabilities	Shareholders' equity	Profit for the year	Assets	Financial liabilities	Shareholders' equity
Previous accounting policies								
DKKm		825.4	593.9	231.5	21.1	838.9	590.0	248.9
USDm		135.0	97.1	37.9	4.5	136.1	95.7	40.4
IFRS adjustments								
Badwill	a)		(0.5)	0.5	(0.5)			
Fixed assets	b)	(0.5)		(0.5)	0.2	(0.3)		(0.3)
Short-term assets	c)	0.1		0.1		0.8		0.8
Pensions and seniority bonuses	d)		0.2	(0.2)			0.2	(0.2)
Short-term financial liabilities	e)		(0.4)	0.4			0.3	(0.3)
Tax effect of adjustments	f)	0.0	(0.2)	0.2	(0.2)	(0.1)	0.1	(0.2)
IFRS adjustments, total		(0.4)	(0.9)	0.5	(0.6)	0.3	0.6	(0.3)
Stated under IFRS		**134.6**	**96.2**	**38.4**	**3.9**	**136.4**	**96.3**	**40.1**

An outline of the changes in accounting policies relating to recognition and measurement under IFRS:

a) Badwill

The acquisition of Lentern in December 2003 involved a total amount of DKK 8.2 million in accounting badwill part of which was recognized as income in the annual report for 2003/04. At July 1, 2004 an amount of DKK 3,2 million remained which was recognized as income in FY 2004/05 in accordance with the previous accounting policies. According to the provisions of IFRS, badwill from acquisitions cannot be booked as a debt item but must be recognized as income in the year of acquisition. Accordingly, the amount recognized as badwill in FY 2004/05 has been reversed, and the debt item has been taken to shareholders' equity at July 1, 2004.

b) Fixed assets

Fixed assets are stated at the exchange rate quoted for the functional currency at the actual time of acquisition. Building upon the amount in acquisition cost after the translation, the amounts in depreciation have been restated on the basis of expected useful life and taking account of estimated scrap values. It was not considered necessary to change the expected useful lives and scrap values in connection with the changeover to IFRS.

c) Short-term assets

Short-term assets include inventories and trade receivables, etc. Acquisition costs of inventories are primarily settled in USD, and most of the invoicing is in USD. Accordingly, in connection with the changeover to bookkeeping in functional currency, inventories are stated at historical cost in the functional currency, and trade receivables, etc., nominated in functional currency are stated at the underlying value in USD.

d) Pension commitments, etc.

Until now, the Satair Group has had certain unrecognized defined-benefit pension plans. These plans have been recognized at the maximum commitment as at July 1, 2004. The item also includes the recognition of an estimated amount in commitment relating to seniority bonuses, etc., insofar as there is a tradition therefor in the individual subsidiaries.

e) Short-term financial liabilities

The item primarily consists of trade payables, etc. As most suppliers invoice Satair in USD, trade payables are recognized at the underlying USD value consistent with the use of the USD as the Group's functional currency.

f) Tax

Recognition has been made of the effect of postponed tax resulting from the changes made to the Group's accounting policies.

In addition to the above changes in accounting policies, changes have been made to the layout, the names of accounting items, their content and classification.

FINANCING ARRANGEMENTS

FINANCING ARRANGEMENTS WITH NORDEA BANK DANMARK

The credit facilities made available to the Group by Nordea Bank Danmark amounts to a total of approx. USD 53 million (approx. DKK 330 million). The agreements are made on standard market terms.

The facilities are denominated in DKK but are mainly utilized in the functional currencies of the individual subsidiaries.

FINANCING ARRANGEMENTS WITH AMAGERBANKEN

The credit facilities made available to the Group by Amagerbanken amounts to a total of approx. USD 48 million (approx. DKK 300 million). The agreements are made on standard market terms.

Of the total facilities, approx. USD 16 million (approx. DKK 100 million) is denominated in GBP, while the remaining facilities are denominated in USD, DKK and EUR.

OUTLOOK

This section contains information about Satair's plans, forecasts and future activities which involve a number of risks and uncertainties. The Group's future results may differ materially from the expected results contained in the forward-looking statements. Potential risks and uncertainties include, but are not limited to, the factors described in the section "Risk factors" and factors described in other parts of the Prospectus.

INTRODUCTION

The prospective financial information contained in the Prospectus for 2005/06 were prepared by Management for the purpose of the outlook for 2005/06 contained in the annual report for 2004/05, the interim report for 2005/06, and the stock exchange release on the acquisition of Pall's distribution activities within commercial aviation in North and South America. The summary of this information is also used for the purpose of the Issue. The information is the responsibility of Management, and Management has issued a statement in the section "Outlook – statement by Management" in pursuance of current legislation and regulations, including the Copenhagen Stock Exchange rules thereon. For the purpose of the Prospectus and in pursuance of current legislation and regulations, including the Copenhagen Stock Exchange rules thereon, PricewaterhouseCoopers has issued a statement on whether the consolidated profit forecast was prepared on the basis of the assumptions stated by Management and in accordance with Satair's accounting policies.

The financial information must necessarily build upon an array of assumptions and estimates which, despite being presented in terms of specific figures and being considered by Satair to be reasonable, will inevitably be subject to considerable uncertainties and reservations in relation to the Group's commercial, operational, financial and competitive situation, many of which are beyond the control of Satair, as well as upon assumptions concerning future business decisions that could change. Such consolidated financial information is also stated with the reservation that Satair's business strategy must be successful. The success of this strategy is subject to reservations concerning uncertainties and unforeseen events beyond Satair's control, and there is no guarantee that the strategy will have any effect or that the benefits expected to arise out of the strategy are achieved in the periods covered by the expectations, if at all. Accordingly, there is no guarantee that these results will be achieved, and the future financial results may therefore differ materially from Satair's actual results.

STATEMENT BY MANAGEMENT

Management has presented the consolidated profit forecast for the financial year 2005/06 and the related assumptions in the sections "Outlook – consolidated profit forecast for FY 2005/06", "Outlook - Introduction", and "Outlook - Methodology and assumptions", which were prepared applying the accounting policies of Satair A/S as described in the section "Selected financial information – accounting policies applied for the presentation of the interim financial statements".

It is Management's opinion that the principal assumptions upon which it has based the consolidated profit forecast for the financial year 2005/06 are correctly described and have been used when preparing the information.

The consolidated profit forecast for the financial year 2005/06 is based on a number of assumptions some of which Satair A/S can influence while others are outside the influence of the Company. The methodology used in the preparation of the consolidated profit forecast for 2005/06 and the assumptions related to such information are described in the section "Outlook – Methodology and assumptions" and "Outlook - Consolidated profit forecast for FY 2005/06".

The consolidated profit forecast represents Management's best estimate of the Group's developments and results for 2005/06.

Actual results are likely to be different from the Consolidated Profit Forecast due to unforeseen circumstances and events. These deviations may be material.

Kastrup, den 27 December 2005

Board of Directors

N.E. Nielsen *(Chairman)*	Dorte Sonne Ekner	Holger Elbek
Christian Haas	Richard Haas	Lene Sussi Hansen
Per Iversen	Finn Rasmussen	Carsten L. Sørensen

Executive Committee

John Stær *CEO*	Morten Olsen *COO*

AUDITORS' REPORT ON CONSOLIDATED PROFIT FORECAST FOR THE FINANCIAL YEAR 2005/06

To the Shareholders of Satair A/S
We have examined the Consolidated Profit Forecast for the financial year 2005/06 set out in the section "Outlook" of the Offering Circular for Satair A/S dated 27 December 2005. The Consolidated Profit Forecast is prepared on the basis of the material assumptions in the section "Outlook – Methodology and assumptions", the section "Outlook – Consolidated Profit Forecast for FY 2005/06" and the accounting policies described in the section "Selected financial information – Accounting policies applied to the preparation of the Interim Financial Statements". The accounting policies applied are in accordance with the recognition and measurement principles of IFRS.

Management is responsible for the Consolidated Profit Forecast including the assumptions on which it is based. Our responsibility is, based on our examination, to express a conclusion as to whether the Consolidated Profit Forecast has been prepared on the basis of the assumptions stated by Management and the accounting policies of Satair A/S.

Work performed
We conducted our work in accordance with International Standard on other Assurance Engagements (ISAE 3000) with a view to obtaining reasonable assurance in respect of our conclusion. As part of our work we have tested whether the Consolidated Profit Forecast has been prepared on the basis of Management's assumptions and the accounting policies of Satair A/S. Furthermore, we have checked the relationship in terms of figures in the Consolidated Profit Forecast. We believe that the work performed provides a reasonable basis for our conclusion.

Conclusion
In our opinion, the Consolidated Profit Forecast for the financial year 2005/06 has been prepared correctly on the basis of the assumptions stated and the accounting policies of Satair A/S.

Actual results are likely to be different from the Consolidated Profit Forecast due to unforeseen circumstances and events. These deviations may be material.

Copenhagen, 27 December 2005

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Carsten Ehlers	Allan Vestergaard Andersen
State Authorised	*State Authorised*
Public Accountant	*Public Accountant*

METHODOLOGY AND ASSUMPTIONS

Management's consolidated profit forecast for fiscal 2005/06 reflects partly the actual performance of the Company in Q1 of 2005/06, partly the positive trend involving positive revenue growth and positive developments in the EBITDA margin achieved in recent quarters. Since 2004/05 the Group has posted revenue growth in both its Divisions. The OEM Division is reporting growing demand from manufacturers of aircraft and helicopters, and the Aftermarket Division is reporting of positive developments in sales as well as in gross profit margins. Management expects this development trend to continue.

In the past three quarters major costs have been incurred in relation to the integration of Lentern and the implementation of a new IT system. Management believes that the level of such costs will be declining in the remaining part of 2005/06 and that the continued structural development in the Group will make a positive contribution to earnings.

The estimate for the remaining nine months of 2005/06 is based upon the Group's normal forecasting procedures for revenues, consumables, costs, working capital and cash flows.

Management has focused especially on the following assumptions in relation to factors beyond its control:

- there will be no events, such as terrorist attacks or other events, which will change the present activity level and growth expectations;
- there are no material changes in the industry structure among Satair's customers and suppliers likely to have an adverse effect on the Group's position in relation to markets and competitors;
- the level of USD interest rates and the USD/DKK rate will remain at the level assumed in the budget for 2005/06;
- there will be no material changes in the existing political, legal, fiscal, market or economic environment in any country in which the Group is currently operating, or which may materially affect the level of earnings;
- there will be no changes in legislation, regulations or rules in any country with which Satair has arrangements or agreements which have a material adverse effect on the Group's business; and
- there will be no material changes in the bases or rates of taxation in the countries or territories in which Satair operates.

CONSOLIDATED PROFIT FORECAST FOR FY 2005/06

The market environment in which the Aftermarket Division operates is expected to remain positive in all regions in the coming year. Management expects continued growth in passenger volumes, and this provides a basis for continued growth in airline capacity and, hence, in the need for aircraft maintenance to the benefit of Satair's business.

However, most major operators in North America still experience major financial difficulties, and the historically high fuel prices are a major financial burden which puts even further pressure upon operators to continue their efficiency efforts in relation to aircraft maintenance. This holds prospects of continued pressure upon suppliers.

Management expects increased production levels of aircraft and helicopters in the coming year, and the production of Airbus 380 will cause a general increase in the demand for hardware products.

Both the Aftermarket and OEM Division posted first-quarter revenues in FY 2005/06 above the expected level. Management expects the acquisition of PAS in 2005/06 to contribute approx. USD 10 million to consolidated revenues and approx. 12-14% in EBITDA margin. The acquired activities will contribute to the consolidated accounts for 2005/06 for six months of operations.

In the light of the above, and on the basis of expectations to the remaining part of the fiscal year, Management expects the Aftermarket Division to post revenue growth of 14-16% in 2005/06. The highest growth rates are forecast for the Asia/Pacific region, where China looks particularly promising, and for the market in the US, where Satair's revenues are expected to reflect the positive impact of the PAS acquisition in particular. The OEM Division expects revenue growth of around 12-14% due to improved market conditions and increased sales under the DLF contracts signed in France and the UK.

Against this background Management expects consolidated revenues of around USD 250 million, corresponding to total revenue growth of around 15% above the year-earlier level.

Based on the growth in revenues, which is above the opening forecast, as well as on the acquisition of PAS, Management expects an EBITDA margin of approx. 7% and a profit before tax in 2005/06 at an unchanged level of approx. USD 10 million due to increased financing costs and depreciation of acquired distribution rights in connection with the acquisition of PAS.

MANAGEMENT

CORPORATE GOVERNANCE

Satair strives to meet high standards in relation to Corporate Governance. The Board of Directors reviews the framework and principles of the Group's overall management practices on an ongoing basis as part of its endeavors to achieve operational and managerial excellence and secure added value for the Company's shareholders in the long term.

SHAREHOLDERS AND OTHER STAKEHOLDERS

Management is committed to working actively to establish and maintain good communication and dialogues with shareholders and other stakeholders and is making an active effort to achieve openness and transparency in its dissemination of information about the Group's financial situation and activities.

Information to and dialogues with shareholders and stakeholders take the form of communications and releases and also involve meetings with investors, analysts and the press. Communications and releases are available on the Group's website immediately upon their publication through the Copenhagen Stock Exchange. Presentations are also available on the website. The website is in English, but communications and releases, annual reports and the Company's Articles of Association are also available in Danish.

Board of Directors

The duties of the Board of Directors are generally laid down by law. They include the handling of the overall management of Satair and the formulation of objectives and strategies. The Board also performs overall supervision of the Company's activities and supervises that it is managed in a responsible manner and with due regard to Danish legislation and the Articles of Association. The Board's duties are defined in its Rules of Procedure which is revised to match the requirements of the Group as and when required.

According to the Company's Articles of Association, the Annual Shareholders' Meeting elects three to six members of the Board. The Board currently has nine members of whom six are elected by the Annual Shareholders' Meeting and three are employee representatives. The former group of members sits for a term of two years and may be reelected, whereas the latter members sit for a term defined in pursuance of the provisions of the Danish Companies Act.

When the Board proposes new candidates for membership of the Board, it does so only after a careful assessment of the knowledge and professional experience needed to ensure the presence on the Board of all the necessary competencies. It was in keeping with this principle that, a couple of years ago, it was deemed appropriate to allow the Group's international activities to be reflected in the composition of its Board. The Company now has two non-Danish board members from France and the USA, respectively. One of the members of the Board lives and works in China.

The Board appoints a Chairman from among its members.

The Board held six ordinary board meetings and a strategy meeting in 2004/05. Two of the meetings were hosted by the subsidiaries in the UK and France. The Board may also meet in between the ordinary meetings as and when required.

The Board regularly receives briefings on the Company's affairs, and these briefings include a monthly report.

There is no overlapping of members of the Company's Executive Committee and the Board of Directors, and none of the members of the Board are involved in the day-to-day running of the Company. The Chairman of the Board is a partner of Bech-Bruun lawfirm, which is one of several legal advisers used by Satair. The business relationship between Bech-Bruun and Satair is not financially material to either party. Board member Christian Haas, CEO of Comir SA, represents Comir SA which holds a 13.2% stake in Satair A/S.

Members of the Board receive a fixed, annual amount in emolument which is determined by the Annual Shareholders' Meeting in connection with its approval of the Annual Report. The members of the Board are not covered by any bonus or stock option schemes.

Executive Committee

The Executive Committee is employed by the Board of Directors who also lays down the terms of employment. The Executive Committee is responsible for the day-to-day management of the Company, including the development of its activities and operations, earnings and internal affairs. The Board assigns powers and responsibilities to the Executive Committee in pursuance of the Board's Rules of Procedure.

The Board of Directors determines the salary to be paid to the Executive Committee, which consists of two members.

Review of Board and ExCo

A self-assessment procedure has been carried out to improve the work performed by the Board of Directors and the Executive Committee and, thus, strengthen the basis of future development for the Group. Among the elements of the self-assessment process was a review of the cooperation between Board and ExCo, the competencies possessed by the two bodies and the quality of the reporting by the ExCo to the Board. The work of the Board of Directors and the reporting to it has been changed accordingly.

Risk management
Among the Board's supervisory responsibilities is the duty to ensure that the Group has an effective risk management system which enables it to identify all significant risks, that it builds up systems of risk management and that it prepares a risk policy and framework. The policies of operational and financial risk management are decided by the Board, and information on significant risks are included in the regular reports to the Board. In connection with the approval of the Annual Report the Board performs an evaluation of the Company's risk management and the policies adopted. The risk factors are described in the section "Risk factors".

Auditor and internal control
Satair's external auditor is elected by the Annual Shareholders' Meeting for a term of one year.

The frames of reference for the work performed by the auditor, including the fee, audit-related assignments and assignments other than auditing, are described in the audit report and laid down in letters of engagement.

Once a year the Board of Directors meets with the external auditor to go over the annual report and discuss the observations made by the auditor as well as any material aspects raised by the auditor on the basis of the audit performed. At the meeting the parties also look at the most important accounting policies and the implications thereof to the audit.

Minimum once a year the Board makes an assessment of the internal control systems to ensure that they are appropriate, adequate and in keeping with good practice in the area.

Board committees
On October 27, 2005 the Board set up an audit committee consisting of Christian Haas and Finn Rasmussen, both members of the Board. The terms of reference for the committee are currently being prepared.

The Board has not established a remuneration committee.

Board of Directors
N.E. Nielsen (Chairman of the Board). Bech-Bruun, Langelinie Allé 35, DK-2100 Copenhagen Ø. Born 1948. Joined the Board in 1994. Partner in Bech-Bruun lawfirm. N.E. Nielsen is chairman of the board of the following companies: Amagerbanken Aktieselskab; Ambu A/S; Pele Holding A/S; Charles Christensen A/S; Charles Gulve Engros A/S; Dampskibsselskabet Torm A/S; Danish Supply Corporation Holding A/S; Gammelrand Skærvefabrik A/S; GPV Industri A/S; Intermail A/S; WJC Grafisk A/S; Konvolut Danmark A/S; Lettershop Mailservice A/S; Mezzanin Kapital A/S; Preben Olsen Automobiler A/S; SCF Technologies A/S; Cimber Air Holding A/S; Cimber Air A/S; Advokatselskabet Bech-Bruun International A/S. N.E. Nielsen is board member of the following companies: Danica-Elektronik A/S; Kongskilde Industries A/S; Gammelrand Beton A/S;Weibel Scientific A/S; Ejendomsaktieselskabet Matr.nr. 43 ei Avedøre By.. Within the past five years N.E. Nielsen was chairman of the board of: Danish Supply Corporation A/S; (resigned 2005) GPV International A/S (resigned on June 8, 2004); GPV Teknik A/S (resigned on June 8, 2004); GPV Danprint A/S (resigned on June 8, 2004); GPV Nordplast A/S (resigned on May 14, 2002); GPV Electronics A/S (resigned on June 15, 2004); GPV Laster Teknik, Glostrup A/S (resigned on June 15, 2004); Shima Communication A/S (bankrupt on June 4, 2002) (resigned on June 4, 2002); I-Data International A/S (bankrupt on July 31, 2002) (resigned on July 31, 2002); Gerhardt International A/S (resigned on April 17, 2002); DSN Electronic A/S (resigned on May 14, 2002); Ejendomsselskabet af 16. september 2003 A/S (resigned on September 15, 2003); Hornslet Ejendomsselskab A/S (resigned on December 18, 2003); Klee & Weilbach A/S (resigned on May 14, 2002); Compu-Danmark A/S (resigned on April 30, 2001); Maridan A/S (bankrupt on December 3, 2002) (resigned on Novmber 1, 2002); Ejendomsanpartsselskabet Smedeland 16 (resigned on May 14, 2002). Within the past five years N.E. Nielsen was member of the board of: Pronosco A/S (bankrupt on December 11, 2001) (resigned on December 11, 2001); Planet-Huse A/S (resigned on March 25, 2002); H. Gerhardt A/S (resigned on April 17, 2002); Kalundborg Supply Boat Services ApS (resigned 2005); Postillon Poduktion A/S (resigned on February 24, 2004); DSC Trading Ltd. A/S (resigned 2005); Ejendomsaktieselskabet af 29. december 2000 (entered into liquidation on May 12, 2005) (resigned on January 22, 2004); Selskabet af 31. maj 2005 A/S (bankrupt on June 03, 2005) (resigned on June 17, 2004); Zealand Pharma A/S (resigned on June 4, 2003); Datoselskabet af 9. februar 2005 (resigned on June 16, 2004); Dentalman A/S (resigned on March 7, 2002); Planet-Holding A/S (resigned on March 25, 2002); Amardico 1028 A/S (resigned on March 25, 2002); Chartec Laboratories A/S (resigned on May 31, 2001); Kuvert Expert Dansk Specialtrykkeri ApS (resigned on February 13, 2004); A.B. Finans Aktieselskab af 1. juli 1970 (resigned on June 30, 2005).

Dorte Sonne Ekner (elected by the employees). Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1969. Joined the Board in 2002. Accounting Coordinator. Dorte Sonne Ekner has held no other executive positions within the past five years.

Holger Elbek. Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1939. Joined the Board in 1992. Business Executive. Previously CEO of HE ApS af 13.4.1978 until August 11, 2003. Holger Elbek has held no other executive positions within the past five years.

Christian Haas. Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1948. Joined the Board in 1998. CEO of Comir SA, France. Christian Haas is CEO of the Comir SA (France) and Senlisienne de Portefeuille S.A. (France). Christian Haas is chairman of the board of Guy Degrenne S.A. (France) and Oxbow S.A (France). Christian Haas is chairman of the board and CEO of Matignon Investissement et Gestion (S.A.S) (France), Soparcif (SAS) (France) and Tecnotec Senlis S.A. (France). Christian Haas is member of the board of Eurocorp S.A. (Greece), Groupe Fauchon S.A., Igna S.A., Lacie S.A., Neuhaus S.A. (Belgium), Compagnie Fermiere de Vichy S.A., Sylis S.A., Lafuma S.A., SFTA S.S., Mym Capital Ltd., (Hong Kong) and Mym Management Ltd. (Hong Kong). Within the past five years Christian Haas was chairman of the board of Glumatec S.A. (France) (resigned in 2002). Within the past five years Christian Haas was vice chairman of Robertsau Gestion S.A. (France) (resigned in 2003). Within the past five years Christian Haas was member of the board of Kaptech S.A. (resigned in 2001), Net Value S.A. (France) (resigned in 2001), STP S.A. (France) (resigned in 2000), Fouquet Sacop S.A. (resigned in 2005), Rambure S.A. (France) (resigned in 2002), SADE S.A. (France) (resigned in 2005), Financiere Neptune S.A. (France) (resigned in 2005), Gaz Atlantique S.A. (France) (resigned in 2005), Altran Technologies S.A. (France) (resigned in 2001), Fondation Altran S.A. (France) (resigned in 2001) and ISFE BV (The Netherlands), (resigned in 2002).

Richard Haas. Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1941. Joined the Board in 2000. CEO of Russell Associates Inc., USA and Corporate Vice President of Pall Corporation Inc. Richard Hass has held no other executive positions within the past five years.

Lene Sussi Hansen (elected by the employees). Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1957. Joined the Board in 2002. IT System Specialist. Lene Sussi Hansen has held no other executive positions within the past five years.

Per Iversen (elected by the employees). Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1957. Joined the Board in 1997. Business Development Manager. Per Iversen is member of the board of Ejendomsselskabet Øresundshøj A/S. Per Iversen has held no other executive positions within the past five years.

Finn Rasmussen. Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1949. Joined the Board in 1997. Finn Rasmussen is CEO of Nordic Aviation Claims ApS and CEO of Nordisk Flyforsikring A/S. Finn Rasmussen has held no other executive positions within the past five years.

Carsten L. Sørensen. Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1952. Joined the Board in 1996. President. Carsten L. Sørensen is chairman of the board of Anshan Danish-China Controls Co. Ltd, China. Carsten L. Sørensen is member of the board of Danfoss (Shanghai) Automatic Controls Co. Ltd., China, Danfoss (Tianjin) Co. Ltd., China, Danfoss Industries Ltd, Hong Kong and Selskabet for Rational Almen Planlægning (Fond), Denmark.

At the Company's Annual Shareholders' Meeting on October 27, 2005 Holger Elbek, N.E. Nielsen and Finn Rasmussen were reelected to the Board for a term of two years.

EXECUTIVE COMMITTEE

John Stær (CEO). Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1951. John Stær is member of the board of Ambu A/S and K.B. Holding af 1/8 1988 A/S. John Stær is member of the Board of Representatives of Amagerbanken Aktieselskab. Within the past five years John Stær was chairman of the board of Gerhardt International A/S until June 29, 2004 and member of the board of A/S Albatros International Clothing until September 6, 2002.

Morten Olsen (Executive Director). Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. Born in 1964. Morten Olsen has held no other executive positions within the past five years.

The Corporate Management consists of the Executive Committee and Michael Højgaard (CFO) and Jørgen Østervang Pedersen (Group VP Logistics).

REMUNERATION TO BOARD AND EXCO

The Annual Shareholders' Meeting approves the emoluments paid to members of the Board, and the Board decides the remuneration paid to members of the ExCo.

Emoluments to members of the Company's Board of Directors totaled DKK 825,000 in 2004/05 of which the Chairman received DKK 225,000, with the other eight members of the Board each receiving DKK 75,000. The Board is not covered by bonus or option schemes.

None of the board members received, or are expected to receive, fees or amounts in remuneration beyond the ordinary amount in emolument from Satair A/S in relation to 2004/05. None of the board members have received, or will receive, amounts in remuneration or fees specifically in connection with the Offering.

The total amount in remuneration to the ExCo (two persons) in 2004/05 came to DKK 4.4 million and consisted of a basic amount in salary, a bonus scheme and the usual benefits such as company car and paid phone. The terms of employment for the members of the ExCo, including severance terms, are believed to be in line with the standard terms and conditions applying to similar positions. ExCo members do not receive remuneration from the Group's subsidiaries. As of the Prospectus date the members of the ExCo hold no warrants in Satair A/S, cf. the section "Share capital and ownership – incentive schemes". However, the Board is planning the introduction of a new incentive program for groups of employees, including Corporate Management, which is expected to relate to the fulfillment of the Group's financial objectives.

Satair did not grant loans or provide any kind of guarantees to the benefit of any member of the Company's Board of Directors of Executive Committee.

No unusual or extraordinary arrangements involving financial commitments for the Group have been made between the Company and the members of the Board of Directors and the Executive Committee, including agreements on bonus schemes and remuneration to members of Board and Executive Committee.

The employment contract for the Company's CEO, John Stær, contains a non-competition clause that will apply for a period of 12 months following his resignation from the position of CEO. According to the contract, the Company's CEO shall not engage in any activities in Denmark or elsewhere, neither as a self-employed person nor as an employee, that compete with the activities operated by Satair A/S.

The employment contract for the Company's CEO may be terminated by the CEO at six months' notice, while the Board of Directors may terminate the contract at twelve months' notice. Termination of the contract by the Board shall trigger the payment of a lump sum to the CEO corresponding to twelve months' salary in addition to the CEO's usual salary during the notice period. If Satair A/S in its entirety is taken over, either as a going concern or through the sale of shares, and if within three months of such change of control the CEO terminates his employment contract, he shall be entitled to a severance payment corresponding to 24 months of gross salary (change-of-control provision).

The employment contract for Morten Olsen, the Company's COO, may be terminated at six months' notice by the COO and by twelve months' notice by the Board of Directors. Termination of the contract by the Board shall trigger the payment of a lump sum to the COO corresponding to twelve months' salary in addition to the COO's usual salary during the notice period. The employment contract for the Executive Director contains a non-competition clause that will apply for a period of 12 months following the expiry of his employment contract and according to which he shall not operate or participate in any business in Denmark or elsewhere which competes in whole or in part with the activities operated by Satair A/S at the time the employment is terminated. The Company's notice period of 12 months is extended to 24 months in the event of changes in the voting majority of Satair A/S (change-of-control provision). The extension will apply for a period of two years from the time the voting majority changes.

STATEMENT ON PAST RECORDS

Within the past five years none of the members of the Board of Directors and the ExCo have (1) been convicted of fraudulent crimes, (2) been employed at senior management level in companies that have entered into bankruptcy, receivership or liquidation (apart from what is stated in the section "Management – Board of Directors and Executive Committee"), or (3) been the subject of public prosecution or incrimination and/or sanctions initiated by regulatory supervisory authorities or been declared legally incompetent by a court of law to act as member of an issuer's administrative, managerial or supervisory bodies or to handle the management or other affairs of an issuer.

STATEMENT ON CONFLICTS OF INTEREST

No current or potential conflict of interest exists between the duties to be performed by the members of the Board of Directors and the Executive Committee in relation to Satair and said persons' private interests and/or duties towards other persons.

SHARE CAPITAL AND OWNERSHIP

DEVELOPMENTS IN THE SHARE CAPITAL OF SATAIR A/S

Developments in the share capital of Satair A/S since 30 June 2002

	Capital increase no. of shares of DKK 20	Gross proceeds DKK million	Total share capital, no. of shares of DKK 20	Issued share capital nom. DKK
Share capital at 30 June 2002.			2,115,073	42,301,460
2003				
Capital increase, December 2003 at DKK 107 per share (directed placement in connection with the acquisition of the remaining 44% of the share capital in Satair Hardware Group Ltd.).	300,000	32.1	2,415,073	48,301,460
2004				
Capital increase, June 2004 at DKK 25 per share (Employee shares).	40,000	1.0	2,455,073	49,101,460
2005				
Capital increase, November 2005 at 210 per share (Directed placement in connection with Pall's aerospace distribution activities for the commercial aircraft and MRO aftermarket in North and South America.).	245,000	51.5	2,700,073	54,001,460
This 1 : 2 rights issue at Subsription price of DKK 130 per share.				
Rights issue at Minimum Proceeds	103,994	13.5	2,804,067	56,081,340
Rights issue at Maksimum Proceeds	1,350,036	175.5	4,050,109	81,002,180

AUTHORIZATIONS

In accordance with the Company's Articles of Association the Board of Directors has the following authorizations to increase the Company's share capital:

- Until 31 December 2006, the Board of Directors shall be authorized to increase the Company's share capital by subscription for new shares at a price fixed by the Board of Directors in one or more transactions by up to DKK 41,100,000 (2,055,000 shares) with or without the existing shareholders having pre-emption rights. If the existing shareholders have no pre-emption rights, new shares may be subscribed for at market price and in such a manner that the shares may also be used as consideration for complete or partial acquisition of an existing business or specific assets.

- Until 31 December 2006, the Board of Directors shall be further authorized to increase the Company's share capital by subscription for new shares in one or more transactions by up to DKK 1,000,000 (50,000 shares) without the existing shareholders having any pre-emption rights. The new shares shall be offered to the employees of the Company or its subsidiaries according to specific guidelines laid down by the Board of Directors and in accordance with applicable tax provisions on employee shares

INCENTIVE SCHEME

It is a part of the Group's strategy to introduce incentive schemes that support the creation of shareholder value.

Satair has been issuing employee shares at favorable prices to its employees on a regular basis. In June 2004, the employees of Satair were granted the opportunity to acquire new shares and in that connection the employees

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subscribed for 40,000 new shares at a price of DKK 25 per share of DKK 20. The employee shares are placed on trust for a period of 5 years beginning in the calendar year after the year of issue. As of September 30, 2005 shares placed on trust accounted for about 4% of the share capital.

As of December 21, 2005 approx. two thirds of the Group's employees held shares in Satair A/S, corresponding to approx. 6% of the share capital including employee shares placed on trust.

In September 2001 Satair established a stock option program in which the first grant amounted to 30,000 stock options with an exercise price of DKK 160 per share of DKK 20. When the exercise period expired on September 30, 2004 the listed price did not exceed the strike price, which meant that the stock option program had generated no value for the employees. Because of developments in the industry after 9/11 the program was not expanded after September 2001.

At the Company's Annual Shareholders' Meeting on October 27, 2005 the Board of Directors was granted authorization lasting until December 31, 2006,to increase the Company's share capital by subscription for new shares in one or more transactions by up to DKK 1,000,000 (50,000 shares) without the existing shareholders having any pre-emption rights. The new shares shall be offered to the employees of the Company or its subsidiaries according to specific guidelines laid down by the Board of Directors and in accordance with applicable tax provisions on employee shares

As part of the Group's strategy plan the Board of Directors intends to implement a new incentive program for the Executive Committee and a number of employees. The Program will be related to the Group's financial objectives.

TREASURY SHARES

At the Company's Annual Shareholders' Meeting on October 27, 2005 the Board of Directors was granted authorization lasting until the next Annual Shareholders' Meeting to arrange for the Company to acquire treasury shares at a total nominal value of up to 10% of the Company's share capital, to be acquired at the purchase price listed by the Copenhagen Stock Exchange at the time of acquisition plus or minus 10%. As of the Prospectus date the Company has no holding of treasury shares.

OWNERSHIP

As of December 21, 2005 more than 2,200 shareholders had arranged for name registration of their shares in the Company's register of shareholders, representing some 98% of the Company's share capital.

The following holders of shares in the Company have filed ownership of 5% or more of the share capital at the Prospectus date in pursuance of s.29 of the Danish Securities Trading Act:

Shareholders	No. of shares of DKK 20	Holding
Comir	355.134	13.2%

The Management is not aware of shareholders other than the above having a duty to file ownership under s. 29 of the Danish Securities Trading Act.

SHARES AND WARRANTS HELD BY THE MANAGEMENT

The table below shows the direct and indirect holdings of shares in the Company of members of the Management at the Prospectus date.

Shareholder	No. of shares of DKK 20	Holding of shares and votes
Board of Directors		
N.E. Nielsen	1,137	0.04%
Holger Elbek	2,063	0.08%
Christian Haas [1]	1,000	0.04%
Richard Haas [2]	500	0.02%
Finn Rasmussen	44,975	1.67%
Carsten L. Sørensen	8,489	0.31%
Dorte Sonne Ekner	801	0.03%
Lene Sussi Hansen	769	0.03%
Per Iversen,	983	0.04%
I alt	60,717	2.25%
ExCo		
John Stær	9,525	0.35%
Morten Olsen	1,746	0.06%
Total	11,271	0.42%
Total	**71,988**	**2.67%**

1) Board member Christian Haas, CEO of Comir SA. Comir holds 355,134 shares in Satair A/S, corresponding to a stake of 13.2%.

2) Board member Richard Haas is CEO of Russell Associates Inc., USA, which is a subsidiary of Pall, Inc., USA. Pall is one of Satair's major suppliers and has been a shareholder of Satair A/S since 1997 with a holding below 5% of the share capital.

The Board members and the members of the ExCo exercise their individual rights to subscribe for New Shares in full.

SHAREHOLDER AGREEMENTS

The Management is not aware of any shareholder agreements relating to Satair A/S.

DIVIDEND AND DIVIDEND POLICY

Satair A/S declared a dividend for fiscal 2004/05 of DKK 5.00 per share of DKK 20. It is Satair's policy to declare a dividend that reflects developments in the Group's earnings and financial situation, including its creditworthiness, cash require¬ment and outlook. The Company expects to declare dividend in future, provided that the Group capital is adequate. Satair will continue its efforts to achieve earnings at a level sufficient to declare a dividend in the future.

RIGHTS

None of the shares carry special rights. The New Shares, which are negotiable instruments, will carry the same preemptive rights in connection with future capital increases as the existing shares, and they are equal to the existing share capital in every respect. There are no differences in voting rights.

All resolutions passed an Annual Shareholders' Meeting are passed by simple majority unless special
rules are provided by the Danish Companies Act in relation to representation and majority.

ANNUAL SHAREHOLDERS' MEETING

All resolutions passed at an Annual Shareholders' Meeting are passed by simple majority unless special rules are provided by the Danish Companies Act in relation to representation and majority.

Annual Shareholder's Meetings are convened by the Board of Directors at not more than 4 weeks' notice and not less than 8 days' notice by announcement in a nationwide newspaper and by letter to shareholders registered by name in the Company's register of shareholders.

Extraordinary general meetings shall be held upon requisition from the general meeting, the Board of Directors or the auditor or at the written request for transaction of special business of shareholders holding no less than one-tenth of the share capital. The shareholders' request shall specify the business to be transacted at the general meeting. Within 14 days thereafter, the general meeting shall be convened by the Board of Directors.

All shareholders are entitled to attend the Company's Annual Shareholders' Meeting after having obtained an admission card at the Company's office against presentation of adequate identification not later than 5 days prior to the meeting.

MAJOR SHAREHOLDINGS

A shareholder in a listed company must immediately notify the Copenhagen Stock Exchange and the company in the event that (1) his shareholding accounts for minimum 5% of the voting rights in the Company or the nominal value of his holding accounts for minimum 5% of the company's share capital, or (2) because of a change in the size of a shareholding already notified, limits at 5% intervals from 10% to 100% and limits of 1/3 or 2/3 of the voting stock or the nominal value are reached or are no longer reached, or if because of such changes the limits set out in (1) are no longer reached.

The notification must state the full name, address or, in the case of companies, the registered office, the number of shares and their nominal value, share classes and information about the calculation method used to determine the stake. Non-compliance with the duty of notification is punishable by fine.

INFORMATION ABOUT SATAIR

NAME, REGISTERED OFFICE AND DATE OF INCORPORATION

Satair A/S
Amager Landevej 147A
2770 Kastrup
Denmark
Tel.: +45 3247 0100
Fax: +45 3251 3434
Website: www.satair.com

The Company is registered in the municipality of Tåmby.

Satair was founded on December 23, 1957. The Group's parent company, Satair A/S, was founded as a limited company under Danish law on June 7, 1985 and was registered with the Danish Commerce and Companies Agency on September 13, 1985. The company also conducts business under the secondary names of SATAIR Holding A/S (SATAIR A/S) and Scandinavian Air Trading Co. A/S (SATAIR A/S).

OBJECTIVE

According to s. 3 of the Articles of Association, the objects for which the Company has been established are to carry on activities relating to counseling on as well as services and trade in aviation equipment, production and repair as well as any other activities in Denmark and other countries incidental or conducive to the attainment of said objects. The Company may as shareholder and/or partner be engaged in other companies or undertakings having the same objects.

The Company's original objective as defined in connection with its foundation appears in s. 2 of the Memorandum of Incorporation.

REGISTRATION WITH THE DANISH COMMERCE AND COMPANIES AGENCY

Satair A/S is incorporated under CVR no. 78 41 97 17.

FISCAL YEAR

The fiscal year of Satair A/S runs from July 1 to June 30.

LATEST ANNUAL SHAREHOLDERS' MEETING

The latest Annual Shareholders' Meeting of Satair A/S was held on October 27, 2005.

PRINCIPAL BANKS

The Company's principal banks are Nordea Bank Danmark A/S and Amagerbanken Aktieselskab.

AUDITORS

The Annual Reports of Satair A/S for 2002/03, 2003/04 and 2004/05 were audited by PricewaterhouseCoopers, Statsautoriseret Revisionsinteressentskab, Strandvejen 44, 2900 Hellerup, Denmark (Carsten Ehlers and Allan Vestergaard Andersen, State Authorised Public Accountants) and Grant Thornton, Statsautoriseret Revisionsaktieselskab, Stockholmsgade 45, 2100 Copenhagen Ø, Denmark (Erik Stener Jørgensen, State Authorised Public Accountant).

Acting on the provision under Danish law which allows companies to appoint only one auditor, Satair chose not to reelect Grant Thornton as auditor at the Annual Shareholders' Meeting on October 27, 2005.

The auditor of Satair A/S is PricewaterhouseCoopers Statsautoriseret Revisionsinteressentskab, who has been acting as auditor for Satair A/S since October 1995.

DOCUMENTS

The following documents are available for inspection at the Company's head office, Amager Landevej 147A, 2770 Kastrup, Denmark and in Nordea Bank Danmark A/S, Strandgade 3, 1401 Copenhagen K, Denmark or may be obtained upon request:

- Audited annual reports for 2002/03, 2003/04 and 2004/05 as submitted to the Danish Commerce and Companies Agency.
- The interim report for Q1 2005/06.
- The Company's Articles of Association.
- The report of the Board of Directors of December 27, 2005 which was prepared in pursuance of s. 29(2.2) of the Danish Companies Act, and the attending statement from the auditors of December 27, 2005 prepared in pursuance of s. of s. 29(2.2) of the Danish Companies Act.
- Memorandum of Incorporation.

FURTHER INFORMATION ABOUT SATAIR

MATERIAL CONTRACTS

All the activities operated by Satair fall within the usual framework of distribution activities within aviation. Within the two years prior to the Prospectus date, the Group did not sign any material contracts that have not been entered into in the ordinary course of business.

ENVIRONMENTAL ISSUES

In the opinion of the Management, the Group acts in compliance with all laws and regulations relating to environmental matters which apply to its activities.

Satair intends to meet its environmental responsibility and, in so doing, to comply with all environmental rules and standards applying to its present and future operations.

In the performance of its business activities the Group endeavors to assess and reduce the impact on the environment, and much importance is attached to the Group's direct and indirect contribution to a sustainable environment. The direct environmental impact from Satair is highly limited, as its business activities comprise distribution and service provision.

Satair also endeavors to use environmentally sensible solutions for the heating and cooling of buildings, and in relation to its consumption of electricity and water.

The Group is not involved in any environmental matters, and no environment authorities have issued orders or injunctions to Satair.

LITIGATION AND ARBITRATION

Satair is not, nor has it been for the past 12 months, involved as a party in litigation or arbitration proceedings that may have, or have had, material influence on the Group and/or its financial position or performance. The Management is not aware of any circumstances likely to lead to such litigation or arbitration proceedings.

TRANSACTIONS WITH RELATED PARTIES

Transactions between companies within the Group take place on market terms or on the basis of costs recovered. Intra-Group transactions are arranged on the basis of contracts unless where the scope of such transactions is negligible.

Besides the subsidiaries of Satair A/S, the term 'related parties' includes the Executive Committee and the Board of Directors of Satair A/S. However, no parties or single individual have a material influence on the Group.

Comir is also considered a related party in its capacity of major shareholder of Satair A/S, and Comir and the Company have a board member in common. Satair's premises in France are held under a lease from Comir on standard market terms.

With the intention to attract a board member with an in-depth knowledge of distribution activities and the market in the USA, the then Board of Directors of Satair asked Richard Haas to join the Board of Directors of Satair A/S. Richard Haas, a member of the Board since 2000, is the CEO of Russell Associates Inc, USA, a subsidiary of Pall and the holder of a stake in Satair A/S and Satair's most important supplier, and Corporate Vice President of Pall Corporation Inc. Inter-company trade between Pall and companies in the Pall Group takes place on market terms.

Amagerbanken, which has been a banker for Satair since its foundation, is also a shareholder of Satair A/S. Amagerbanken acts as subscription contact in connection with the Offering. For a further description see also the sections "Financing arrangements" and "Subscription for New Shares – Contacts, Guarantee and Costs". The Chairman of the Board of Satair A/S, N.E. Nielsen, attorney-at-law, is also chairman of the board of Amagerbanken. For a further description see the section "Management – Board of Directors".

Apart from intra-Group transactions, remuneration to members of Board and ExCo, and the advance binding commitments made by Amagerbanken, Comir and Management in connection with the Offering, no related-party transactions have been undertaken within the past twelve months.

In connection with the Issue, Amagerbanken, Comir and Management have made binding advance commitments to the Company for the subscription of New Shares corresponding to their proportional stake prior to the Issue. The binding advance commitments from Amagerbanken, Comir and Management will be yielding gross proceeds of approx. DKK 7.1 million, approx. 1.8 million and approx. DKK 4.7 million, respectively at the Minimum Proceeds and gross proceeds of approx. DKK 7.1 million, approx. 23.1 million and approx. DKK 4.7 million at the Maximum Proceeds.

CONSOLIDATED FINANCIAL STATEMENTS

ANNUAL REPORTS PREPARED IN ACCORDANCE WITH THE DANISH FINANCIAL STATEMENTS ACT AND OTHER DANISH REPORTING REQUIREMENTS

The following consolidated financial statements were gleaned from the Company's published annual reports. The published annual reports include the financial statements of the parent company and the Management Report which are not included in the Prospectus. A further description hereof is available in the section "Cross-reference table".

STATEMENT BY MANAGEMENT

The Board of Directors and the Executive Committee have considered and adopted the annual reports for the financial years 2004/05, 2003/04 and 2002/03 for Satair A/S on September 12, 2005, September 13, 2004 and September 10, 2003, respectively.

The annual reports were prepared in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

The consolidated financial statements for the financial years 2004/05, 2003/04 and 2002/03 in the Prospectus were prepared for the purpose of the Prospectus and extracted from the published Annual Reports for the financial years 2004/05, 2003/04 and 2002/03.

We consider the accounting policies applied appropriate and the estimates made reasonable. We further find that the overall presentation of the consolidated financial statements for 2004/05, 2003/04 and 2002/03 to give a true and fair view. Accordingly, in our opinion the consolidated financial statements give a true and fair view of the financial position at 30 June 2005, 2004 and 2003 of the Group and of the results of the Group's operations and cash flows for the financial years 2004/05, 2003/04 and 2002/03 in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

Kastrup, 27 December, 2005

Board of Directors

N.E. Nielsen *(Chairman)*	Dorte Sonne Ekner	Holger Elbek
Christian Haas	Richard Haas	Lene Sussi Hansen
Per Iversen	Finn Rasmussen	Carsten L. Sørensen

Executive Committee

John Stær	Morten Olsen
CEO	COO

AUDITORS' REPORT ON THE CONSOLIDATED FINANCIAL STATEMENTS

To the Shareholders of Satair A/S
PricewaterhouseCoopers and Grant Thornton have audited the published Annual Reports of Satair A/S for the financial years 2004/05, 2003/04 and 2002/03, which have all been provided with an Independent Auditors' Report without any qualifications or emphasis of matters.

The Consolidated Financial Statements presented in the section "Consolidated Financial Statements" of the Offering Circular for Satair A/S dated 27 December 2005 are extracts of the published Annual Reports for the financial years 2004/05, 2003/04 and 2002/03. The Consolidated Financial Statements presented are prepared in accordance with the accounting policies described in the section "Consolidated Financial Statements – Accounting policies applied for 2002/03, 2003/04 and 2004/05". The accounting policies applied are in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

We have audited the Consolidated Financial Statements for the financial years 2004/05, 2003/04 and 2002/03 prepared for the purpose of this Offering Circular which are extracted from the published Annual Reports for the years 2004/05, 2003/04 and 2002/03.

Our audits for the financial years 2004/05, 2003/04 and 2002/03 were completed at 12 September 2005, 13 September 2004 and 10 September 2003, respectively. We have not performed any audit procedures subsequent to 12 September 2005.

Company Management is responsible for the preparation of the Consolidated Financial Statements for the financial years 2004/05, 2003/04 and 2002/03. Our responsibility is to express an opinion on the Consolidated Financial Statements based on our audit.

Basis of Opinion
We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Consolidated Financial Statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Consolidated Financial Statements. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall consolidated financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion
In our opinion, the Consolidated Financial Statements give a true and fair view of the financial position at 30 June 2005, 2004 and 2003 of the Group and of the results of the Group's operations and cash flows for the financial years 2004/05, 2003/04 and 2002/03 in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

Copenhagen, 27 December 2005

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Carsten Ehlers	Allan Vestergaard Andersen
State Authorised	*State Authorised*
Public Accountant	*Public Accountant*

ACCOUNTING POLICIES APPLIED FOR 2002/03, 2003/04 AND 2004/05

The Annual Report 2004/05 of Satair A/S was prepared in accordance with the provisions applying to class D enterprises under the Danish Financial Statements Act, Danish accounting standards and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

The accounting policies applied were unchanged in the period in review.

Recognition and measurement
The financial statements have been prepared under the historical cost principle. Income is recognized in the income statement as earned, including revaluations of financial assets and liabilities measured at fair value or amortized cost. Also recognized in the income statement are costs incurred to generate the period's earnings, including depreciation, amortization, impairment and provisions as well as reversals resulting from changes in accounting estimates of amounts previously recognized in the income statement.

Assets are recognized in the balance when it is probable that future economic benefits will flow to the Group and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic benefits from the Group is probable and the value of the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

In recognizing and measuring assets and liabilities, any predictable gains, losses and risks occurring prior to the presentation of the annual report that confirm or invalidate conditions existing at the balance sheet date are taken into account.

In the preparation of the annual report, the measurement and presentation currency used is DKK, thereby causing all other currencies to be considered foreign currency.

Consolidated financial statements
The consolidated financial statements comprise the parent company, Satair A/S, and subsidiaries in which the parent company directly or indirectly holds the majority of voting rights or which it in some other way controls.

The consolidated financial statements are prepared based on the financial statements of the parent company and the subsidiaries by consolidating uniform accounting items. The financial statements used for the annual report of the Group have been prepared in accordance with the Group's accounting policies.

On consolidation, intra-group income and expenses, shareholdings, dividends and balances, and realized and unrealized gains and losses on intra-group transactions are eliminated.

Subsidiaries acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. On the acquisition of subsidiaries the purchase method is applied. Any difference between the cost of an acquisition and the Group's share of the net asset value of the acquired enterprise at the date of acquisition as calculated in accordance with the Group's accounting policies is distributed upon the individual assets and liabilities of the acquired enterprise on the basis of their fair value with deduction of any provisions for restructuring in the acquired enterprise that have been decided. Any remaining difference (group goodwill) is recognized as an intangible fixed asset and amortized on a straight-line basis in the income statement over the individually estimated useful life of the asset. Negative differences (Group badwill) which set off anticipated future losses or costs in the acquired enterprise are included in the balance and recognized in the income statement as the losses or costs are realized.

Enterprises disposed of or liquidated are recognized in the consolidated financial statements until the date of disposal. Any gains or losses on the disposal or liquidation of enterprises in relation to the carrying amount at the date of disposal are entered in the income statement.

The comparative figures are not restated for acquisitions, disposals or liquidations.

The proportionate shares of the subsidiaries' results and shareholders' equity which can be attributed to minority interests are adjusted annually and are stated as separate items in income statement and balance.

Leasing

Services provided in connection with operational leasing are recognized in the income statement for the duration of the leasing period.

Foreign currency translation

Transactions denominated in foreign currencies in the course of the year are translated at the exchange rates at the transaction date. Gains and losses arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement.

Receivables, payables and other monetary items denominated in foreign currencies which are not settled at the balance sheet date are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the transaction date is recognized in the income statement.

On recognition of foreign subsidiaries, balance sheet items are translated at the exchange rates at the balance sheet date and income statement items are translated at average exchange rates. Foreign exchange differences arising on the translation of opening shareholders' equity in foreign subsidiaries at average exchange rates, and foreign exchange differences arising on the translation of income statement items at average exchange rates and of balance sheet items at the exchange rates at the balance sheet date are recognized directly in shareholders' equity.

Financial derivatives

Financial derivatives are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of financial derivatives are included in other receivables and payables. The fair value of interest swaps is calculated as the net present value of anticipated future cash flows. The fair value of forward exchange contracts and option contracts are determined by the application of the exchange rates at the balance sheet date of the forward exchange contracts and option contracts, respectively.

Changes in the fair value of financial derivatives qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with any changes in the fair value of the hedged asset or liability.

Changes in the fair value of financial derivatives qualifying for recognition as a hedge of future transactions involving purchases and sales in foreign currency and future interest payments are recognized in shareholders' equity under retained earnings. If the anticipated future transaction involves the recognition of assets and liabilities, amounts deferred under shareholders' equity will be transferred from shareholders' equity and included in the acquisition cost of the asset or liability, respectively. Other amounts deferred under shareholders' equity are released to the income statement for the period in which the hedged item affects the income statement.

Corporation tax and deferred tax

Tax on profit for the year consists of current tax and deferred tax for the year, the effect on deferred tax of changes in tax rates, and adjustments of current tax relating to previous years. Such part of tax for the year as is attributable to items directly under shareholders' equity is taken directly to shareholders' equity.

Current tax is calculated at the tax rate applicable for the year. Deferred tax is measured according to the tax rules and at the tax rates applicable by law in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax.

Current tax payable and receivable is recognized in the balance sheet as tax computed on the taxable income for the year, adjusted for tax on the taxable income of prior years and for tax paid on account.

Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Adjustment is made to deferred tax relating to unrealized intragroup profits and losses.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity.

Income statement

Revenues

Revenues comprise invoiced sales of goods and services made during the year and are recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place by year-end. Revenues are measured ex discounts directly related to the sales.

Cost of goods sold

Cost of goods sold comprises the cost of commercial products consumed to achieve the revenues for the year as well as realized and unrealized foreign exchange adjustments, price adjustments to fair value of derivative financial instruments, and price adjustments to similar items.

Staff costs
Staff costs include wages and salaries and pension costs for the Group's employees as well as other staff-related costs.

Other costs
Other costs comprise the costs of distribution, sales, advertising, administration, operational leasing, rental of premises, etc.

Depreciation and impairment
Depreciation and impairment comprise depreciation and impairment for the year of fixed assets.

Interest income and expense and similar items
Interest income and expense comprise financial income and expense and revaluations to fair value of listed shares.

Balance sheet

Intangible fixed assets
IT software and development costs are recognized as assets provided that there is sufficient assurance that the value in use of future earnings will cover the related costs.

IT software and development costs are measured at cost less accumulated amortization and impairment. The amortization period is 4 and 7 years, respectively. The 7-year amortization period is determined on the basis of strategic considerations concerning the central ERP system and applies only to this system.

Tangible fixed assets
Tangible fixed assets are measured at cost less accumulated depreciation and impairment. Land is not depreciated.

Cost comprises the purchase price and any costs directly attributable to the acquisition of the asset until the date when it is available for use. Borrowing costs are not recognized.

Depreciation calculated as cost less any residual value is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Office and warehouse buildings	30/50 years
IT hardware	3 years
Fixtures and fittings, tools and equipment	7 years

The 7-year depreciation period is based on experience with regard to the duration of the period in which such assets are in use.

Acquisitions costing less than DKK 11,000 are expensed in the income statement in the year of acquisition.

Gains and losses on the disposal of tangible fixed assets are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. Gains or losses are recognized in the income statement under other external costs.

Impairment of intangible and tangible fixed assets
The carrying amount of the Group's intangible and tangible fixed assets is reviewed regularly to look for any indication that an asset may be impaired beyond what is reflected by the current impairment. When such an indication exists, the recoverable amount of the asset is assessed and the carrying amount is fixed at the lower of recoverable amount and carrying amount. The recoverable amount is fixed at the higher of expected net selling price and expected value in use of the asset.

Commercial products
Inventories of commercial products (aircraft spare parts) are recognized at acquisition cost on the basis of the lower of average acquisition cost and net realizable value. Net realizable value is measured on the basis of an individual assessment. Write-downs for obsolescence are made on aircraft spare parts, especially on slow-moving products.

The acquisition cost of commercial products is measured at purchase price plus delivery costs.

Receivables
Receivables are recorded in the balance at amortized cost. For short-term non-interest-bearing receivables and receivables with a floating interest this usually corresponds to the nominal value. Receivables are written down to the lower of net realizable value and cost. Net realizable value is stated on the basis of an individual assessment of receivables items. A general write-down is also made on receivables relating to sales of goods and services on the basis of the Group's experience in this field.

Listed shares
Listed shares are recognized at their market value on the balance sheet date. The market value is determined on the basis of the latest selling price registered.

Shareholders' equity
Dividend is recognized as a liability at the date when it is adopted at the annual shareholders' meeting. The proposed dividend payment for the year is disclosed as a separate item under shareholders' equity.

The acquisition of treasury shares is recognized at cost in shareholders' equity. The proceeds of sales of treasury shares and dividend payments received are also recognized in shareholders' equity.

Provisions
Provisions are recognized when, as a result of events happening before or at the balance sheet date, the Group has

a legal or a constructive obligation and it is probable that there may be an outflow of economic benefits to settle the obligation.

Provisions are made for pension liabilities for which no insurance cover has been arranged. Pension liabilities are stated as the net present value of the expected future benefits attributed under the scheme.

Financial liabilities
Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid. In subsequent periods, the amounts are measured at amortized cost, meaning that the effective interest rate is recognized in the income statement over the term of the loan.

Other financial liabilities comprise trade payables, amounts owing to subsidiaries and other debt and are measured at amortized cost which, for these items, usually corresponds to the nominal value.

Other debt mainly consists of liabilities in relation to holiday pay, taxes and duties, and interest.

Statement of cash flows
The statement of cash flows is presented under the indirect method and shows the Group's cash flows for the year from operating, investing and financing activities, the year's changes in cash at bank and in hand, and cash at bank and in hand at the beginning and end of the year.

Cash flow from operating activities
Cash flows from operating activities are calculated as the profit/loss for the year before depreciation and adjusted for changes in working capital, interest payments made and received, and corporate tax paid.

Cash flow from investing activities
Cash flows from investing activities comprise payments in connection with acquisitions and disposals of fixed assets.

Cash flow from financing activities
Cash flows from financing activities comprise cash flows to and from shareholders, and the raising and repayment of long-term financial liabilities.

Cash at bank and in hand
Cash at bank and in hand comprises cash less short-term debt to banks.

The statement of cash flows cannot be derived solely from the published financial statements.

Segment information
Information is provided by business segments and geographical segments. The Group's primary activities are divided into the Aftermarket and OEM segments. Segment information follows the Group's accounting policies and internal financial control.

The business segment is the Group's primary segment, the geographical segment being its secondary segment. Information on geographical markets is given only in the form of revenues.

In view of its activities, the parent company does not provide segment information in its accounts.

Incentive programs
Executive Committee and a number of senior employees are covered by a stock option program which does not affect the income statement.

In the tables, brackets indicate negative values or deduction items. Unless otherwise indicated, all amounts are stated in DKK '000.

CONSOLIDATED INCOME STATEMENT

Note	(DKK '000)	Group 2002/03	2003/04	2004/05
1	Net revenues	1,122,871	1,147,797	1,272,218
2	Cost of goods sold	(899,780)	(918,857)	(985,243)
	Gross profit	223,091	228,940	286,975
3	Other operating income	0	11,721	3,184
4	Staff costs	(109,646)	(122,581)	(143,204)
5	Other costs	(57,257)	(55,705)	(72,773)
	Profit before depreciation (EBITDA)	56,188	62,375	74,182
9	Depreciation and impairment	(9,722)	(11,240)	(15,046)
	Special inventory write-down	0	(7,434)	0
	Profit on primary operations (EBIT)	46,466	43,701	59,136
6	Financial income	1,196	458	2,050
7	Financial costs	(14,650)	(18,805)	(24,073)
	Profit before tax	33,012	25,354	37,113
8	Tax on profit for the year	(3,710)	(5,099)	(11,136)
	Profit for the year	29,302	20,255	25,977
	Share to minority shareholders of profit for the year	(1,695)	882	0
	Share to Satair A/S of profit for the year	27,607	21,137	25,977

CONSOLIDATED BALANCE SHEET

Assets

Note	(DKK '000)		Group	
		30/6 2003	30/6 2004	30/6 2005
9	Intangible fixed assets:			
	IT software and development costs	16,210	11,899	10,046
		16,210	11,899	10,046
9	Tangible fixed assets:			
	Land and buildings	23,504	24,908	22,201
	Other plant, operating equipment, etc.	8,075	12,325	11,231
		31,579	37,233	33,432
	Fixed assets	47,789	49,132	43,478
	Current assets:			
	Inventories			
	Commercial products	369,950	405,757	445,727
	Advance payments	1,793	2,327	2,770
		371,743	408,084	448,497
	Receivables			
	Receivables from sales and services	181,831	227,361	255,604
8	Amounts owing from subsidiaries	24,769	45,788	36,875
	Receivable in corporate tax	0	0	1,602
	Other receivables	15,186	9,807	6,799
	Financial derivatives	10,032	5,453	1,751
11	Prepayments	1,988	1,513	1,200
		233,806	289,920	303,831
	Listed shares	0	1,534	2,936
	Cash at bank and in hand	45,170	76,738	40,111
	Current assets	650,719	776,276	795,375
	Assets	698,508	825,408	838,853

CONSOLIDATED BALANCE SHEET

Liabilities

Note	(DKK '000)	Group 30/6 2003	30/6 2004	30/6 2005
	Shareholders' equity			
	Share capital	42,301	49,101	49,101
	Premium on issue	438	26,615	0
	Treasury shares	(3,893)	0	0
	Fair value of financial derivatives	(2,770)	(2,286)	(3,357)
	Retained earnings	150,370	148,458	190,901
	Proposal for dividend	8,460	9,660	12,275
12	Share to Satair A/S of shareholders' equity	194,906	231,548	248,920
	Share to minority shareholders of shareholders' equity	39,033	0	0
	Shareholders' equity	233,939	231,548	248,920
	Provisions:			
8	Deferred tax	0	653	0
	Pension liabilities	1,817	1,503	1,466
	Provisions	1,817	2,156	1,466
	Long-term financial liabilities:			
	Banks	233,146	272,981	330,623
13	Long-term financial liabilities	233,146	272,981	330,623
	Short-term financial liabilities:			
	Long-term debt due within 1 year	3,751	0	0
	Bank debt	25,971	91,271	2,321
	Advance payments from customers	1,987	1,429	110
	Payable to suppliers	164,005	168,269	210,380
8	Corporate tax	6,367	8,671	5,688
	Other debt	23,568	45,819	34,177
	Financial derivatives	3,957	3,264	5,168
	Short-term financial liabilities	229,606	318,723	257,844
	Financial liabilities	462,752	591,704	588,467
	Liabilities	698,508	825,408	838,853

10 Investments in subsidiaries
17 Pledges and security
18 Contingent liabilities
19 Lease commitments
20 Transactions with related parties
21 Financial derivatives

STATEMENT OF CONSOLIDATED CASH FLOWS

Note	(DKK '000)	2002/03	2003/04	2004/05
	Profit before depreciation	56,188	62,375	74,182
	Badwill recognition thereof		(11,721)	(3,184)
	Financial payments received	1,196	458	476
	Financial payments	(14,650)	(18,966)	(22,319)
	Corporate tax paid	(21,570)	(14,254)	(9,540)
15	Movements in working capital	39,546	(768)	(25,201)
	Cash flow from ordinary operations	60,710	17,124	14,414
16	Acquisition of subsidiaries	0	(61,079)	0
	Investments in intangible and tangible fixed assets	(5,635)	(7,281)	(12,247)
	Sales of tangible fixed assets	171	3,946	3,010
	Cash flow from investments	(5,464)	(64,414)	(9,237)
	Dividend	(12,392)	(8,374)	(9,660)
	Sale of treasury shares	(3,893)	3,203	0
	Increase of share capital	0	32,977	0
	Raising of long-term debt	0	36,084	56,806
	Repayments of long-term debt	(12,683)	0	0
	Cash flow from financing	(28,968)	63,890	47,146
	Total cash flows	26,278	16,600	52,323
	Cash at bank and in hand less short-term bank debt at July 1	(7,079)	19,199	(14,533)
	Net bank debt in connection with acquisition of company	0	(50,332)	0
14	Cash at bank and in hand less short-term bank debt at June 30	19,199	(14,533)	37,790



NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

1 Segment information

Business areas – Primary segment

(DKK '000)	2002/03 Aftermarket	2002/03 OEM	2002/03 Group	2003/04 Aftermarket	2003/04 OEM	2003/04 Group	2004/05 Aftermarket	2004/05 OEM	2004/05 Group
Gross revenues	834,197	305,321	1,139,518	779,582	388,603	1,168,185	808,514	480,873	1,289,387
Intra-group revenues	5,501	11,146	16,647	4,167	16,221	20,388	3,853	13,316	17,169
Net revenues	828,696	294,175	1,122,871	775,415	372,382	1,147,797	804,661	467,557	1,272,218
Gross profit	153,599	69,492	223,091	134,627	94,313	228,940	155,331	131,644	286,975
Profit on primary operations	31,885	14,581	46,466	28,972	14,729	43,701	28,582	30,554	59,136
Profit before tax	26,199	6,813	33,012	22,162	3,192	25,354	21,070	16,043	37,113
Profit for the year	25,450	3,852	29,302	18,723	2,414	21,137	18,850	7,127	25,977
Fixed assets	92,106	5,361	47,789	35,805	13,327	49,132	31,924	11,554	43,478
Financial liabilities	271,638	192,931	464,569	248,293	343,411	591,704	241,961	347,506	588,467

Geographical – Secondary segment

(DKK '000)	2002/03	2003/04	2004/05
Net revenues			
Europe	622,598	731,436	764,956
North and South America	157,396	131,824	149,882
Asia/Pacific	280,774	248,003	295,323
The Middle East/Africa	62,103	36,534	62,057
	1,122,871	1,147,797	1,272,218

2 Foreign exchange adjustments and discounts on financial derivatives recognized under costs of goods

	2002/03	2003/04	2004/05
Exchange rate adjustments	10,658	(4,125)	(2,927)
Realized gains on financial derivatives	20,057	15,780	7,504
Unrealized gains/(losses) on financial derivatives	7,958	(4,546)	(5,453)
	38,673	7,109	(876)

3 Other operating income

	2002/03	2003/04	2004/05
Badwill from acquisition of minority shares	0	5,878	0
Badwill re cover of costs, Lentern	0	5,843	3,184
	0	11,721	3,184

4 Staff costs

	2002/03	2003/04	2004/05
Wages, salaries and emoluments	93,513	103,817	120,419
Pensions	4,151	3,819	4,978
Other social security costs, etc.	3,961	3,782	4,581
Other staff-related costs	8,021	11,163	13,226
	109,646	122,581	143,204
Salaries and other payments to Executive Committee	2,627	2,860	4,418
Emoluments to Board of Directors (parent company)	825	825	825
Average number of employees	282	360	426

00061

NOTES TO THE CONSOLIDATED ACCOUNTS

Note	(DKK '000)	2002/03	2003/04	2004/05
5	**Fees to auditors appointed at the Annual Shareholders' Meeting**			
	Audit fee, PricewaterhouseCoopers	1,385	1,445	1,473
	Fee other services, PricewaterhouseCoopers	745	2,737	654
	Audit fee, Grant Thornton	70	112	100
6	**Financial income**			
	Other interest income, etc.	1,196	387	648
	Revaluation to fair value of listed shares	0	71	1,402
		1,196	458	2,050
7	**Financial costs**			
	Unrealized loss on financial derivatives	0	0	(504)
	Other interest expense, etc.	(14,650)	(18,805)	(23,569)
		(14,650)	(18,805)	(24,073)
8	**Tax for the year**			
	Estimated tax on the taxable income for the year	603	(3,513)	(9,200)
	Adjustment of deferred tax for the year	872	(490)	726
	Adjustment of deferred tax re previous years	184	(2,120)	(3,141)
	Adjustment of deferred tax over shareholders' equity	3,335	208	(392)
	Adjustment of tax owing re previous years	(1,284)	816	871
		3,710	(5,099)	(11,136)
	Breakdown of total Group tax payments			
	30% of profit before tax	9,904	(7,606)	(11,134)
	Adjustment of tax re previous years	(1,284)	(1,304)	(2,270)
	Effect of difference tax rates in the individual subsidiaries and permanent differences	(4,910)	3,811	2,268
		3,710	(5,099)	(11,136)

Deferred tax (receivable) for the year 2004/05 relates primarily to tax loss carryforwards, inventory write-downs, provisions for bad debts and financial derivatives.

A reduction in corporation tax to 28% affected deferred tax at opening 2004/05 by a total of DKK 16,000 to be distributed as follows: a tax expense item in the income statement of DKK 49,000 and a reduction in deferred tax resting upon opening shareholders' equity of DKK 65,000.

Deferred tax (receivable) for the years 2003/04 and 2002/03 relates primarily to tax loss carryforwards, inventory write-downs, provisions for bad debts and financial derivatives.

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

9 Intangible and tangible fixed assets

(DKK '000) 2004/05	IT software and development costs	Land and buildings	Other plant and equipment	Total
Acquisition cost:				
Acquisition cost at July 1, 2004	40,268	38,894	35,792	114,954
Reclassification	2,500	3,568	(8,611)	(2,543)
Exchange rate adjustment	91	(15)	(33)	43
Additions	7,128	100	5,019	12,247
Disposals	(28)	(5,687)	(3,312)	(9,027)
Acquisition cost at June 30, 2005	**49,959**	**36,860**	**28,855**	**115,674**
Accumulated depreciation and impairment:				
Depreciation and impairment at July 1, 2004	29,224	13,986	22,612	65,822
Reclassification	1,645	3,568	(7,756)	(2,543)
Exchange rate adjustments	37	(9)	25	53
Disposals	(28)	(3,587)	(2,567)	(6,182)
Depreciation	9,035	701	5,310	15,046
Depreciation and impairment at June 30, 2005	**39,913**	**14,659**	**17,624**	**72,196**
Carrying amount at June 30, 2005	**10,046**	**22,201**	**11,231**	**43,478**
Carrying amount of publicly assessed Danish properties		20,068		
Latest public assessment of Danish properties		48,472		
Depreciation period (years)	4/7	30/50	3/7	

(DKK '000) 2003/04	IT software and development costs	Land and buildings	Other plant and equipment	Total
Acquisition cost:				
Acquisition cost at July 1, 2003	39,213	36,760	27,673	103,646
Exchange rate adjustment			81	81
Additions	1,055	2,134	13,270	16,459
Disposals			(5,232)	(5,232)
Acquisition cost at June 30, 2004	**40,268**	**38,894**	**35,792**	**114,954**
Accumulated depreciation and impairment:				
Depreciation and impairment at July 1, 2003	23,003	13,256	19,598	55,857
Exchange rate adjustments			(30)	(30)
Disposals			(1,052)	(1,052)
Depreciation	6,221	730	4,096	11,047
Depreciation and impairment at June 30, 2004	**29,224**	**13,986**	**22,612**	**65,822**
Carrying amount at June 30, 2004	**11,044**	**24,908**	**13,180**	**49,132**
Carrying amount of publicly assessed Danish properties		19,998		
Latest public assessment of Danish properties		41,800		
Depreciation period (years)	4/7	30/50	3/7	

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

9 Intangible and tangible fixed assets — (continued)

(DKK '000) 2002/03	IT software and development costs	Land and buildings	Other plant and equipment	Total
Acquisition cost				
Acquisition cost at July 1, 2002	36,030	36,760	28,565	101,355
Exchange rate adjustment			(1,374)	(1,374)
Additions	3,357		2,278	5,635
Disposals	(174)		(1,796)	(1,970)
Acquisition cost at June 30, 2003	**39,213**	**36,760**	**27,673**	**103,646**
Accumulated depreciation and impairment				
Depreciation and impairment at July 1, 2002	17,258	12,555	18,624	48,437
Exchange rate adjustments			(964)	(964)
Disposals	(109)		(1,204)	(1,313)
Depreciation	5,854	701	3,142	9,697
Depreciation and impairment at June 30, 2003	**23,003**	**13,256**	**19,598**	**55,857**
Carrying amount at June 30, 2003	**16,210**	**23,504**	**8,075**	**47,789**
Carrying amount of publicly assessed Danish properties		21,098		
Latest public assessment of Danish properties		41,800		
Depreciation period (years)	4/7	30/50	3/7	

10 Investments in subsidiaries

Subsidiaries	Shareholding 2002/03	Shareholding 2003/04	Shareholding 2004/05	Company capital (million)
Satair USA Inc., USA	100%	100%	100%	USD 1.0
Satair Asia Pte. Ltd., Singapore	100%	100%	100%	SGD 2.3
Satair Service A/S, Denmark	100%	100%	100%	DKK 3.0
Satair Hardware Group Ltd., UK	56%	100%	100%	GBP 0.5
Satair Hardware Ltd., UK*	100%	100%	100%	GBP 0.3
Satair Hardware SAS, France*	100%	100%	100%	EUR 0.2
Satair Hardware A/S, Denmark*	100%	100%	100%	DKK 0.5
Satair Hardware GmbH, Germany*	100%	100%	100%	EUR 0.1
Satair Hardware UK Ltd. (formerly Lentern Aircraft Ltd.), UK*	0%	100%	100%	GBP 0.1
Satair Hardware USA Inc. (formerly Lentern International Inc.), USA*	0%	100%	100%	USD 0.1
Control Products AG, Switzerland	100%	100%	0%	CHF 0.1

* subsidiaries of Satair Hardware Group Ltd.

11 Prepayments

Prepayments at June 30, 2005 comprise prepaid expenses in relation to insurance, etc.

Prepayments at June 30, 2004 comprise prepaid expenses in relation to software licenses, leasing services and interest swap premiums.

Prepayments at June 30, 2003 comprise prepaid expenses in relation to software licenses, leasing services and interest swap premiums.

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

12 Shareholders' equity

2004/05

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial derivatives	Retained earnings	Proposed dividend	Total
Shareholders' equity at July 1, 2004	49,101	0	26,615	0	(2,286)	148,458	9,660	231,548
Paid in dividend							(9,660)	(9,660)
Exchange rate adjustments re opening equity capital of foreign subsidiaries		2,126						2,126
Premium on issue transferred to free reserves			(26,615)			26,615		0
Profit for the year		19,243				6,734		25,977
Adjustment, market value financial derivatives					(1,071)			(1,071)
Proposed in dividend						(12,275)	12,275	0
Shareholders' equity at June 30, 2005	49,101	21,369	0	0	(3,357)	169,532	12,275	248,920

The share capital consists of 2,455,073 shares in denominations of DKK20.

2003/04

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial derivatives	Retained earnings	Proposed dividend	Total
Shareholders' equity at July 1, 2003	42,301	73,142	438	(3,893)	(2,770)	77,228	8,460	194,906
Paid in dividend							(8,374)	(8,374)
Dividend re treasury shares						86	(86)	0
Exchange rate adjustments of opening equity capital of foreign subsidiaries, etc.		(12,785)						(12,785)
Share to Satair A/S of profit for the year		405				20,732		21,137
Adjustment, market value financial derivatives					484			484
Issue of shares	6,000		25,977					31,977
Sale of treasury shares				3,203				3,203
Rate adjustment re treasury shares				690		(690)		0
Employee shares	800		200					1,000
Dividend in subsidiaries 2003/04		(147,505)				147,505		0
Negative net revaluation		86,743				(86,743)		0
Proposed in dividend						(9,660)	9,660	0
Shareholders' equity at June 30, 2004	49,101	0	26,615	0	(2,286)	148,458	9,660	231,548

The share capital consists of 2,455,073 shares in denominations of DKK20.

2002/03

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial derivatives	Retained earnings	Proposed dividend	Total
Shareholders' equity at July 1, 2002	42,301	99,524	438		5,011	56,875	8,320	212,469
Paid in dividend							(8,320)	(8,320)
Exchange rate adjustment re opening equity capital of foreign subsidiaries		(25,176)						(25,176)
Share to Satair A/S of profit for the year		12,062				15,545		27,607
Adjustment, market value financial derivatives					(7,781)			(7,781)
Acquisition of treasury shares				(3,893)				(3,893)
Dividend in subsidiaries 2002/03		(13,268)				13,268		0
Proposed in dividend						(8,460)	8,460	0
Shareholders' equity at June 30, 2003	42,301	73,142	438	(3,893)	(2,770)	77,228	8,460	194,906

The share capital consists of 2,115,073 shares in denominations of DKK20.

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

13 Long-term debt

	Bank debt 30/6 2003	Bank debt 30/6 2004	30/6 2005
Remaining term to maturity:			
Less than 1 year	3,751	0	0
Between 1 and 5 years	233,146	272,981	330,623
More than 5 years			-
Total	236,897	272,981	330,623
Cash value of debt	236,897	278,000	341,961

14 Cash funds less short-term bank deb

	30/6 2003	30/6 2004	30/6 2005
Short-term bank debt	(25,971)	(91,271)	(2,321)
Cash at bank and in hand	45,170	76,738	40,111
	19,199	(14,533)	37,790

15 Movements in working capital

	2002/03	2003/04	2004/05
Movements in trade receivables	17,070	(5,122)	(21,884)
Movements in inventories including advance payments	3,028	20,005	(31,476)
Movements in other receivables	(5,268)	5,834	836
Movements in supplier payables	49,295	(25,097)	32,885
Movements in other debt	6,033	1,546	(4,543)
Other movements, etc. net	(30,612)	2,066	(1,019)
	39,546	(768)	(25,201)

16 Acquisition in 2003/04

Payments re acquisitions of subsidiaries in 2003/04 relate to the acquisition of the remaining 44% stake in Satair Hardware Group and the acquisition of all shares in Lentern Aircraft Ltd. and Lentern International Inc. effective from December 19, 2003.

Both acquisitions triggered an amount in badwill as explained in note 3. In connection with the calculation of badwill from the acquisition of the Lentern companies a provision was made for the restructuring of the acquired companies. Of this provision a total of DKK 3.2 million remained at June 30, 2004 for spending in 1H 2004/05. The Lentern acquisition can be itemized as follows:

Fixed assets	10,640
Inventories	63,780
Receivables	40,408
Other assets	25,371
Long-term debt	0
Short-term bank debt	(50,597)
Other debt including provision for restructuring costs	(52,552)
Shareholders' equity at acquisition	37,050
Group badwill	(8,158)
Acquisition cost, Lentern shares	28,892
Acquisition cost, Satair Hardware Ltd. shares	32,187
Acquisition of subsidiaries, total	61,079

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

17 Pledges and security

Mortgage deeds at a total value of DKK 30 million have been issued to Satair A/S as mortgager at June 30, 2003, June 30, 2004 and June 30, 2005. The deeds have not been put up in security and are in the Company's possession.

18 Contingent liabilities

Satair A/S is jointly and severally liable with Satair Service A/S for the Danish tax debt. Satair A/S is also jointly and severally liable with Satair Hardware A/S for the amount due in VAT in Denmark.

At June 30, 2005, Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 234 million, of which DKK 156 million had been utilized at June 30, 2005.

At June 30, 2004, Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 205 million of which DKK 168 million had been utilized at June 30, 2004.

At June 30, 2003, Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 162 million of which DKK 93 million had been utilized at June 30, 2003. After the merger in April 2001 of Satair's OEM activities with UK company C J Fox & Ltd. (Fox), the previous Fox shareholders hold a 44% stake of Satair Hardware Group Ltd. (SHG). The minority shareholders have a conditional put option for the sale of the remaining shares for exercise in the period June 30, 2005 to June 30 2007 (the takeover period). According to the put option, the takeover price will be determined on the basis of Satair's PE-ratio as stated in the latest publicized annual accounts and the earnings of SHG. Satair has a preemptive right in connection with a transfer before or after the takeover period.

19 Lease commitments

2004/05

Group and parent company have signed leases, which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 5% p.a. amounts to DKK 51.4 million. Of this amount, DKK 8.7 million falls due within 1 year, and DKK 21.5 million falls due after five years. Satair's lease commitments involve operational leasing contracts only.

2003/04

Group and parent company have signed leases, which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 7% p.a. amounts to DKK 50 million. Of this amount DKK 9.6 million falls due within 1 year and DKK 25 million falls due after 5 years. Satair's lease commitments involve operational leasing contracts only.

2002/03

Group and parent company have signed leases which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 7% p.a. amounts to DKK 26.0 million. Satair's lease commitments involve operational leasing contracts only.

20 Transactions with related parties

The Group companies did not engage in any material transactions in 2002/03 - 2004/05 with the Board of Directors, Executive Committee, major shareholders, or any companies outside the Satair Group in which these parties hold interests.

Transactions with other related parties are made on general market terms.

NOTES TO THE CONSOLIDATED ACCOUNTS

Note (DKK '000)

21 **Financial derivatives**

Interest swap agreements

The following interest swap agreements were signed for the period 2002/03 – 2004/05

Currency	Principal amount in currency	Satair gets	Satair pays	Market value		
				June 30 2003	June 30 2004	June 30 2005
USD	5.7	Fixed interest	Fixed interest	0.5	0.3	0.3
DKK	125.0	Floating interest	Fixed interest	(7.3)	(4.4)	(4.6)

Financial exposure with regard to USD

2004/05

Up until now, Satair's hedging policy for currency has focused on hedging of its net working capital in USD and the expected cash flow for a period of 6-18 months in USD. In connection with the changeover to bookkeeping in functional currencies beginning in fiscal 2005/06, it will no longer be relevant to arrange hedging of positions in USD, and so all hedging arrangements as of June 30, 2005 were arranged with a view to hedging the future cash flow. This resulted in the sale as of June 30, 2005 of USD 10 million under forward contracts at an average rate of 612.

2003/04

The table below shows the net currency position in USD of Satair A/S and the hedging thereof as of June 30, 2004.

	USDm
Monetary assets	16.5
Monetary debt items	(8.9)
Net currency position	7.6
Hedging thereof	
Forward contracts at an average rate of 649	2.5
Currency option contracts at an average rate of 638	11.0
Hedging of future earnings	5.6

In addition, purchases in EUR have been covered for sale in USD by the purchase of EUR 2 million (purchase of EUR for USD) at a maximum rate of 1.12.

2002/03

The table below shows the net currency position in USD of Satair A/S and the hedging thereof as of June 30, 2003.

	USDm
Monetary assets	4.9
Monetary debt items	(9.5)
Net currency position	4.6
Hedging thereof	
Forward contracts at an average rate of 723	5.0
Currency option contracts at an average rate of 697	20.0
Hedging of future earnings	29.6

CROSS-REFERENCE TABLE

It follows from Annex I, 20.1 in Commission Regulation (EC) 809/2004 of 29 April 2004 implementing Directive 2003/71/EC of the European Parliament and of the Council on information furnished in prospectuses and the format thereof, the integration of information by reference and the publication of such prospectuses and the advertising thereof (the Prospectus Regulation) that audited accounting information for the past three fiscal years and interim financial statements prepared since the last audited annual report must be included in the Prospectus.

In accordance with art. 28 of the Prospectus Regulation and s.18(2) of the Prospectus Executive Order, the following information is integrated in the Prospectus by reference to the Company's annual reports for 2002/03, 2003/04 and 2004/05 and its first-quarter report for 2005/06, all of which are accessible on the Company's www.satair.com.

Information element	**Reference**
The Management's report for FY 2002/03	The Company's annual report 2002/03, pp. 3-20.
The Management's report for FY 2003/04	The Company's annual report 2003/04, pp. 3-19.
The Management's report for FY 2004/05	The Company's annual report 2004/05, pp. 4-19.
First-quarter report for Q1 2005/06	The Company's report for Q1 2005/06 dated November 17, 2005

SECURITIES NOTE

BACKGROUND TO THE ISSUE AND USE OF THE PROCEEDS

BACKGROUND

Satair is a leading service and trading company within sales and distribution of production parts and spare parts for the aviation industry. The Group's own sales and distribution facilities in Europe, the USA and Asia/Pacific enables it to provide speedy and efficient services to its international customers. Since the mid-1990s and until early 2001, Satair posted growth in revenues and earnings driven by both organic growth and acquisitions, in particular within the OEM business area.

Following the terrorist attack in the USA on September 11, 2001, the outbreak of SARS in Asia in 2003 and the military intervention in Iraq in 2003, aviation in general was negatively affected by declining passenger volumes which further intensified competition in the market. Beginning in 2004, the market has gradually picked up thanks to increases in passenger volumes and rising production levels for aircraft and helicopters. Management expects a continuation of the upward trend in relation to both passenger volumes and production levels, and the prospects of sustained growth in aircraft capacity and, hence, in aircraft maintenance, will act in support of Satair's business activities.

Parallel to these developments, the consolidation trend within aviation continues, in particular among the sub-suppliers of aircraft manufacturers. The strained financial situation experienced by several airlines due to factors such as declining passenger volumes, lower airfares and rising fuel prices, underscores the need for efficiencies in relation to aircraft maintenance, and this intensifies the pressure upon the prices of distributors of aircraft spare parts. In the same period, air operators and manufacturers have slimmed their supplier base, outsourced non-core activities, and made demand for services and shorter delivery times to reduce the capital tied up in inventories.

To hold up in an ever-changing and increasingly competitive environment and to be considered an attractive partner by major international airlines and maintenance providers, distributors find it essential to have considerable presence in the largest markets, to be able to offer a wide range of products, and to deliver more inclusive services to customers. Satair's competitive edge has been sharpened by its continuous efforts to achieve efficiencies and adjust its structure in tune with changes in the market environment, including its development of new customer services such as the IPP and service provider concepts.

Satair's strategy involves active participation in the consolidation trend in the industry in relation to sales and distribution of aircraft spare parts for the purpose of ensuring that it achieves the necessary critical mass and visibility in the market and obtains sufficient competitive edge. As part of this strategy, and in order to strengthen its position in the USA, Satair signed an agreement on November 18, 2005 for the acquisition of Pall's distribution activities within commercial aviation in North and South America. Satair already holds the distribution rights to Pall's products outside the USA, and the new agreement has made Pall the largest distribution line on Satair's portfolio. The acquisition has also given Satair global coverage for Pall's products within filters, etc. Satair plans to participate in further consolidation initiatives in the industry also in future.

USE OF THE PROCEEDS

The Issue is expected to yield gross proceeds of up to approx. DKK 175.5 million and Minimum Proceeds of approx. DKK 13.5 million.

The purpose of the Issue is to strengthen the Group's liquidity reserves, thereby enabling it to make further acquisitions. The proceeds of the Issue are expected to be used primarily for a strengthening of the Group's international distribution network in the markets forecast for growth, especially in Asia/Pacific. The expansion of the Group's distribution capacity is expected to be driven partly by continued organic growth, partly by acquisitions involving distributors or distribution agreements which complement Satair's current product program.

The Issue is also intended to provide a general strengthening of Satair's capital base and enable the Group to participate in major service provider agreements.

Airlines and manufacturers of spare parts are trying to reduce the capital tied up in inventories by outsourcing their storage activities to distributors. On the other hand, the more deeply distributors become involved in this part of the value chain, the higher the amount in capital they have to tie up in inventories and the stricter the demands to their capital base. Based on its wish to become increasingly involved in the value chain and to expand its business activities accordingly, Satair needs to strengthen its capital base. Part of the proceeds is expected to be used for this particular purpose.

In the event that the gross proceeds of the Issue are considerably below the Maximum Proceeds, Management will consider the order of magnitude of future acquisitions and the speed with which Satair will be able to roll out its acquisition strategy and expand its business model. For further details on the Group's capital, reference is made to the section "Risk factors – Liquidity reserves".

Until they are needed for the above investments, the proceeds of the Issue will be invested in low-risk securities and deposited in cash with banks.

Satair is currently involved in discussions concerning acquisitions in Asia/Pacific which, in the opinion of Management, may contribute to a significant and interesting expansion of the Group's activities in the region. It is too early to say whether or not the discussions will lead to any final agreements.

CAPITALIZATION AND WORKING CAPITAL

CAPITALIZATION

The table below shows Satair's capitalization as of September 30, 2005 adjusted for (1) the direct placement made of November 21, 2005, (2) loans raised upon closing on December 16, 2005 in connection with acquisition of PAS and (3) the net proceeds of the Issue in case of (a) Minimum Proceeds and (b) Maximum Proceeds.

Reference is made to the section "Share capital and ownership" for information about the number of shares issued in Satair A/S. The table should be read in conjunction with the sections "Consolidated financial statements" and "Selected financial information".

Capitalization as of September 30, 2005 adjusted for the direct placement of November 21, 2005, the acquisition of PAS and the Issue can be illustrated as follows:

With the exception of the expected adjustments outlined below, apart from the result achieved in the intermediate periods no material changes have occurred in the Group's capitalization since September 30, 2005.

Capitalization broken down on debt and shareholders' equity

		Adjustments			Adjustments	
USDm	Actual as of Sept. 30, 2005	Direct placement, November 21, 2005	Acquisition of PAS' activities [1]	Adjusted "actual" as of Sept. 30, 2005	Adjusted for "Minimum Offering"	Adjusted for "Maximum Offering"
Liquid funds	9.4			9.4	10.4	35.9
Financial liabilities [2] [3]						
Loan against security	-		-	-	-	-
Loan without security	61.8	(8.1)	22.0	53.7	53.7	53.7
Total financial commitments	61.8	(8.1)	22.0	53.7	53.7	53.7
Shareholders' equity						
Share capital	6.7	0.8	-	7.5	7.8	11.8
Premium on issue	4.4	7.3	-	11.7	12.3	33.9
Retained earnings	31.0		-	31.0	31.0	31.0
	42.1	8.1	-	50.2	51.1	76.6
Total capitalization	103.9	-	22.0	103.9	104.9	130.4

Note:

1) The price paid for the PAS distribution activities, etc., totals USD 22 million. The transaction also included taking over inventories worth approx. USD 5.5 million to be financed through the usual supplier credits.

2) The capitalization builds upon the assumption that existing debt is not repaid.

3) No guarantees have been issued for the loans.

WORKING CAPITAL

The Management believes that Satair's working capital, including credit facilities, liquidity from operating activities and the net proceeds from the Issue at the Minimum Offering, will be sufficient to finance the Group's planned capital requirements for the next 12 months as a minimum.

SUBSCRIPTION FOR NEW SHARES

THE CAPITAL INCREASE

The increase in share capital is made in pursuance of the authorization contained in s. 5(1) of the Company's Articles of Association according to which the Board of Directors is authorized for the period lasting until December 31, 2006, to increase the Company's share capital by subscription for new shares at a price fixed by the Board of Directors in one or more transactions by up to DKK 41,100,000 (2,055,000 shares) with or without the existing shareholders having pre-emption rights. If the existing shareholders have no pre-emption rights, new shares may be subscribed for at market price and in such a manner that the shares may also be used as consideration for complete or partial acquisition of an existing business or specific assets.

On December 27, 2005 the Board of Directors resolved to utilize part of the above authorization by increasing the share capital by a minimum nominal amount of DKK 2,079,880 (103,994 New Shares of DKK 20) and a maximum nominal amount of DKK 27,000,720 (1,350,036 New Shares of DKK 20), from a nominal amount DKK 54,001,460 (2,700,073 shares of DKK 20) to a minimum nominal amount of DKK 56,081,340 (2,804,067 shares of DKK 20) and maximum nominal amount of DKK 81,002,180 (4,050,109 shares of DKK 20), one shareholder having waived the right to exercise its subscription right. The residual authorization to increase the Company's share capital will involve a nominal amount of DKK 39,020,120 (1,951,006 shares) in case of the Minimum Offering, and a nominal amount of DKK 14,099,280 (704,964 shares) in case of the Maximum Offering.

SUBSCRIPTION AMOUNT

The Offering comprises shares with a nominal value of up to DKK 27,000,720, corresponding to 1,350,036 New Shares of DKK 20, with pre-emptive rights for existing shareholders of Satair A/S.

The Offering is not underwritten, but a number of existing shareholders, Comir, Amagerbanken and Management have made binding advance commitments to exercise their subscription rights in full/partly and subscribe for a total of 103,994 New Shares of DKK 20, representing a total nominal value of DKK 2,079,880, corresponding to the Minimum Offering respectively made binding advance commitments to exercise their subscription rights in full and subscribe for a total of 268,061 New Shares of DKK 20, representing a nominal value of DKK 5,361,220 in case of the Maximum Offering.

The Board members and the members of the ExCo exercise their individual rights to subscribe for New Shares in full.

SUBSCRIPTION RATIO

The Company's shareholders have pre-emptive rights to subscribe for the New Shares in the ratio of 1:2, meaning that two Existing Shares of DKK 20 give the holder the right to subscribe for one New Share of DKK 20.

SUBSCRIPTION PERIOD

The New Shares can be subscribed for in the period from January 7, 2006 to January 20, 2006, both days inclusive. Upon the expiry of the subscription period the right to subscribe for New Shares lapses, thereby causing the Subscription Rights to be invalid and without value. Subscription Rights that have not been exercised will be settled in accordance with the terms and conditions of the individual account-holding banks. An application for listing of the New Shares of Satair A/S has been filed with the Copenhagen Stock Exchange, and it is expected that January 26, 2006 will be the first day of listing.

SUBSCRIPTION PRICE

The New Shares are offered at DKK 130 per share of DKK 20, free of brokerage fees.

ALLOCATION OF SUBSCRIPTION RIGHTS

Subscription rights will be allocated to shareholders on the basis of one subscription right for each Existing Share of DKK 20 held. Accordingly, shareholders will need two subscription rights for each New Share of DKK 20 to be subscribed. Subscription rights to the New Shares will be allocated to shareholders registered with the Danish Securities Centre as shareholders of the Company at 12:30 on January 6, 2006 (DK time).

TRADING IN SUBSCRIPTION RIGHTS

Trading in subscription rights will take place at the Copenhagen Stock Exchange in the period from January 4, 2006 to January 17, 2006, both days inclusive. Shareholders not wishing to exercise their subscription rights may transfer these and the transferee may then use the rights to subscribe for the New Shares.

LEAD MANAGER

The Offering is arranged and carried out by Nordea Corporate Finance, a division of Nordea Bank Danmark A/S, as Lead Manager for Satair A/S.

SUBSCRIPTION CONTACTS

Shareholders should give instructions for the exercise of their subscription rights and subscription for New Shares to their own account-holding bank.

Nordea Bank Danmark A/S, tel. +45 3333 5092 and fax +45 3333 3182, and Amagerbanken Aktieselskab, tel. +45 3266 6248 and fax +45 3254 1616, will be acting as subscription contacts in connection with the Issue.

UNDERWRITING

The Issue is not underwritten, but a number of existing shareholders , Amagerbanken Aktieselskab, Amagerbrogade 25, 2300 Copenhagen S, Denmark, Comir S.A., 27 Avenue Etienne Audibert Z.I. 60305 Senlis, France and Management, Amager Landevej 147A, 2770 Kastrup, Denmark have made binding advance commitments to the Company to subscribe for a total of 103,994 New Shares yielding total gross proceeds of approx. DKK 13.5 million at the Minimum Proceeds or to subscribe for a total of 268,061 New Shares yielding total gross proceeds of approx. DKK 34.8 million at the Maximum Proceeds. If the gross proceeds are less than the Maximum Proceeds, Comir's binding advance commitment of subscribing for New Shares will be reduced so that Comir's holding after the Issue will not exceed 13.2%.

Example 1: Underwriting at Maximum Offering

	No. of shares of DKK 20	Gross proceeds in DKKm
Subscription commitment from Amagerbanken	54,500	7.1
Subscription commitment from Comir	177,567	23.1
Subscription commitment from Management	35,994	4.7
Issue without binding subscription commitment	1,081,975	140.7
Total offering of New Shares	**1,350,036**	**175.5**

Example 2: Underwriting at Minimum Offering

	No. of shares of DKK 20	Gross proceeds in DKKm
Subscription commitment from Amagerbanken	54,500	7.1
Subscription commitment from Comir	13,500	1.8
Subscription commitment from Management	35,994	4.7
Issue without binding subscription commitment	1,246,042	162.0
Total offering of New Shares	**1,350,036**	**175.5**

SUBSCRIPTION SCENARIOS

Scenario 1: Gross proceeds of Maximum Offering

Subscriber	No. of shares of DKK 20	Nom. value in DKK	Holding after the Issue	Price	Gross proceeds in DKKm
Amagerbanken	54,500	1,090,000	4.0%	130	7.1
Comir	177,567	3,551,340	13.2%	130	23.1
Management	35,994	719,880	2.7%	130	4.7
Other subscribers	1,081,975	21,639,500	80.1%	130	140.7
Total	**1,350,036**	**27,000,720**	**100.0%**	**130**	**175.5**

Scenario 2: Gross proceeds of Minimum Offering::

Subscriber	No. of shares of DKK 20	Nom. value in DKK	Holding after the Issue	Price	Gross proceeds in DKKm
Amagerbanken	54,500	1,090,000	5.8%	130	7.1
Comir	13,500	270,000	13.2%	130	1.8
Management	35,994	719,880	3.9%	130	4.7
Total	**103,994**	**2,079,880**	**22.8%**	**130**	**13.5**

COMPLETION OF THE OFFERING

The Offering will be completed if a minimum of 103,994 New Shares are subscribed for, yielding approx. DKK 13.5 million in Minimum proceeds for which binding advance commitments have been made.

RIGHTS ISSUE AGREEMENT

On December 27, 2005, the Lead Manager signed an rights issue agreement with the Company in which the Company agrees to issue the Subscription Rights and the New Shares. The Company has also issued standard representation and warranties to the Lead Manager.

The Company has agreed with the Lead Manager that for a period of 360 days after the closing of the Issue it will not issue, offer, sell, sign an agreement to sell, issue an option to buy or in any other way, directly or indirectly, divest Shares or securities that may be converted into Shares in the Company, or warrants or other rights to buy or receive shares in the Company, without the prior consent in writing of the Lead Manager (who may not withhold such consent unreasonably). Exempt from this provision shall be shares and warrants covered by incentive programs for the Company's Management, employees of the Company or its subsidiaries, and the Board, as well as shares and warrants issued to partners in connection with the signing of agreements with such partners.

RIGHTS

None of the shares carry special rights. The New Shares, which are negotiable instruments, will have the same preemptive rights in connection with future capital increases as the existing shares, and they are equal to the existing share capital in every respect.

The New Shares carry the right to dividend and other rights in the Company from the time the capital increase has been registered with the Danish Commerce and Companies Agency. Holders of New Shares are entitled to a full dividend for fiscal 2005/06. Dividend not withdrawn within 5 years of the payment date shall be transferred to the Company.

DILUTION

The stake of shareholders not participating in the subscription will be diluted by up to 33.3% (the Maximum Offering) and 3.7% (the Minimum Offering), respectively.

PAYMENT AND REGISTRATION WITH THE DANISH SECURITIES CENTRE

The New Shares will be registered electronically on investors' accounts with the Danish Securities Centre against payment in cash upon subscription, however on January 20, 2006 at the latest.

THE RESULT OF THE ISSUE

The result of the Issue is scheduled for announcement on January 25, 2006 through the Copenhagen Stock Exchange.

LISTING ON THE COPENHAGEN STOCK EXCHANGE

It is expected that the first day of listing for the New Shares on the Copenhagen Stock Exchange will be January 26, 2006.

ISIN CODES

The Company's shares are registered on the Copenhagen Stock Exchange under the following ISIN codes:

Existing shares:	DK00 1023039-0
New shares (preliminary ISIN code):	DK00 6002552-6
Subscription rights:	DK00 6002560-9

COSTS

The total costs of the Issue less VAT are expected to amount to the following depending upon the gross proceeds:

	Costs in the event of	
DKKm	Minimum Proceeds	Maximum Proceeds
Financial intermediaries	4.0	6.6
Printing and layout	0.3	0.3
Advertising	0.2	0.2
Fees to lawyers and auditors	3.0	3.0
Other costs	0.7	0.9
Total costs	8.2	11.1

No commission is due to the account-holding banks. No person will be paid a special fee in connection with the Issue.

PROCEEDS

In the event that all New Shares are subscribed for, Satair's shareholders' equity will be increased by approx. DKK 164.4 million after payment of the costs of the Issue. If the issue yields the Minimum Proceeds, Satair's shareholders' equity will be increased by approx. DKK 5.3 million net.

WITHDRAWAL OF THE OFFERING

The Offering will be carried out only if by January 3, 2006, which is the last trading day on the stock exchange before the commencement of trading in Subscription Rights, no events have occurred which, in the opinion of the Company or Nordea Corporate Finance, make it non-advisable to carry out the Offering. Any such withdrawal of the Offering will be notified to the Copenhagen Stock Exchange and will be advertised in the daily newspapers in which the Offering was announced.

If the Offering is withdrawn, the Issue will not be carried out and the Subscription Rights will be invalid and of no value to shareholders and investors having acquired such Subscription Rights.

CURRENT LEGISLATION

The Offering is carried out in accordance with Danish law. The Prospectus has been prepared with due regard to compliance with the applicable standards and requirements according to Danish law, including the rules of the Copenhagen Stock Exchange and EU Council Regulation no. 809/2004, the Danish Securities Trading Act, and Executive Order no. 306 of April 28, 2005 issued by the Danish Financial Supervisory Authority in pursuance of the provisions of the Securities Trading Act. Any disputes arising out of the Offering must be brought before the ordinary courts of law in Denmark.

PUBLIC OFFERS

Until the present date, no third party has made a public offer for the shares of Satair A/S, and Satair has not submitted any public offers for the shares of any other company.

RISK FACTORS

For a description of risk factors in connection with the Group's business activities, see the section 'Risk Factors'.

The size of the gross proceeds
The Issue is not underwritten, but a number of existing shareholders Amagerbanken, Comir and Management have made binding advance commitments to the Company to subscribe for a total of 103,994 New Shares yielding total gross proceeds of approx. DKK 13.5 million.

Share price risks
The share market is volatile meaning that the price listed for the shares of Satair A/S may be affected by factors not ascribable solely to the circumstances of the Company. There is no guarantee that the value of the Shares will remain unaffected by fluctuations in the share market and the market for aviation- and distribution-related shares as well as by changes in the method used by the market for the pricing of such shares.

MANDATORY BIDS

The Danish Securities Trading Act contains provisions on public offers to acquire shares. If a shareholding is transferred, directly or indirectly, in a company with one of several classes of shares listed at a stock exchange or admitted for trading in an authorized marketplace, the transferee of such shareholding must make an offer to all shareholders in the company to buy their shares on identical terms if, as a result of the transfer, the transferee

- acquires the majority of voting rights in the company
- acquires the right to appoint or dismiss a majority of the members of the company's board of directors
- acquires the right to exercise a controlling influence on the company in pursuance of the articles of association or otherwise according to an agreement with the company
- pursuant to the agreement with other shareholders is able to control a majority of the voting rights in the company, or
- is able to exercise a controlling influence on the company and acquires more than one third of the voting rights.

The Danish Financial Supervisory Authority may under certain circumstances grant exemption from the requirement to make a mandatory bid.

RIGHTS ATTACHED TO THE SHARES

DENOMINATION

The share capital represents a total nominal value of DKK 54,001,460 divided into 2,700,073 shares with a nominal value of DKK 20.

VOTING RIGHTS

Each share of DKK 20 confers one vote upon the holder..

NEGOTIABILITY AND TRANSFERABILITY

The shares are negotiable instruments and there are no restrictions in their transferability.

REGISTRATION TO NAME

The shares, which are registered electronically with the Danish Securities Centre, must carry the name of the holder and be registered in the holder's name in the Company's register of shares. Registration by name is made through the shareholder's own account-holding bank.

REDEMPTION

There is no duty for shareholders to accept full or partial redemption of their shares by the Company or by others.

DIVIDEND

Holders of the shares are entitled to receive a full dividend as of fiscal 2005/06.

Any dividend is paid out to shareholders according to the current rules of the Danish Securities Centre. Dividend is paid into shareholders' accounts with their own account-holding banks.

Pursuant to current rules, Danish companies usually withhold 28% in dividend tax.

Dividend not withdrawn within 5 years from the payment date will go to the Company.

REGISTRAR

Registrar of the register of shareholders is Amagerbanken Aktieselskab, Amagerbrogade 25, DK-2300 Copenhagen S, Denmark.

ISSUING AGENT

Nordea Bank Danmark A/S is the issuing agent of Satair A/S and is authorized to issue the New Shares through the Danish Securities Centre.

TAXATION

The comments below are of a general nature based on current Danish tax law of relevance to the purchase, holding or selling of shares in Satair by investors subject to Danish tax. The comments below only address the tax treatment in Denmark and not any foreign jurisdiction.

The comments do not purport to be a complete or exhaustive description of all tax issues. The comments do not address the tax treatment of investors who are subject to special tax rules, such as investors subject to the Danish Act on Pension Investment Return Taxation, banks, dealers and investors buying and selling shares for the purpose of a trade or vocation (in Danish: "næringsskattepligtige").

The comments are based on the legislation in force as at 27 December, 2005. Potential investors are advised to consult their own tax advisers with respect to the tax implications of transferring and holding the shares. Similarly, current shareholders are advised to consult their own tax advisers with respect to the tax implications of receiving and exercising Subscription Rights.

On December 16, 2005 the Danish Parliament adopted Bill no. L 78 on the treatment for tax purposes of gains and losses on divestments of shares, etc. (the Share Gains Taxation Act). The Act will apply to divestments of shares after January 1, 2006 or later. The new rules will affect the payment of tax of gains on shares sold by natural persons after January 1, 2006. The new rules will not affect the tax charged on dividend.

TAXATION OF INVESTORS SUBJECT TO FULL TAX LIABILITY IN DENMARK

Danish resident individuals being domiciled in Denmark or having spent at least six consecutive months in one year in Denmark as well as companies etc. having a domicile or effective seat of management in Denmark are generally subject to full tax liability in Denmark. Special rules may apply to individuals or companies that are subject to full tax liability in another country as well. The comments below do not address such special.

Dividend tax

Dividend payments to individuals are taxed as share income. Total annual share income of up to DKK 44,300 (2006) is taxed at a rate of 28%. Share income exceeding this amount is subject to tax at a rate of 43%. For married couples the aggregate limit for applying the 28% tax rate is DKK 88,600 (2006), irrespective of which spouse receives the share income. Capital gains on shares held for a minimum of three years are included in the share income.

Dividends paid are as a main rule subject to withholding tax at a rate of 28%. Where the share income in the relevant year solely comprises dividends and does not exceed DKK 44,300/ DKK 88,600 (2006), the withholding tax is a final tax.

Companies holding at least 20% of the share capital in the distributing company are subject to income tax on 66% of the dividend amount. Dividends paid to a company are as a main rule subject to withholding tax at a rate of 18.48%, corresponding to the final tax.

Capital gains tax

As regards gains deriving from the disposal of shares and Subscription Rights, the tax rules distinguish between whether the seller is an individual or a company, etc., and whether the shares/Subscription Rights have been held for a minimum period of three years at the time of disposal.

Under Danish law, any dividend payments in connection with a reduction of the share capital will generally be taxed as dividends and not as capital gains. Any gains arising from the sale of listed shares to the issuing company are generally taxed pursuant to the rules on taxation of capital gains.

Taxation of Subscription Rights

Subscription Rights granting the holder a right to subscribe for shares at a value which is lower than market value at the time of grant are for tax purposes considered to have been acquired at the same time as the shares giving rise to the Subscription Right (the original shares). If shares are subscribed for by exercise of the Subscription Rights granted the shares subscribed on the basis thereof are considered for tax purposes as having been acquired at the same time as the original shares.

When calculating gains and losses generated from the sale of Subscription Rights, the Subscription Rights are for tax purposes considered to have been acquired at the Subscription Rights exercise price and is considered as having been disposed of at the selling price obtained for the Subscription Right plus the Subscription Right exercise price.

Following the adoption of Bill no. L 78, after January 1, 2006 Subscription Rights allocated on the basis of an existing share will be deemed to have an acquisition cost of DKK 0. Gains on sales of Subscription Rights will be determined as the difference between acquisition cost and sales price of the Subscription Rights involved ("the share-for-share method").

Shares held for less than three years

Individuals
Gains realized by individuals on the sale of shares held for less than three years are taxed as capital income. A tax rate of up to 59% would normally apply, but the actual taxation will depend on the individual's overall income position. Losses can be offset - and be carried forward indefinitely - against any future gains on other shares held for less than three years. Gains and losses are calculated using the share-for-share method under which gains are calculated as the difference between the selling price and the acquisition price of each individual share. The first in first out principle (the "FIFO principle") applies.

The adoption of L 78 brings a stop to the previous distinction for shares held by natural persons with regard to the period of ownership (3 years or more, and less than 3 years). Shares held by natural persons for less than 3 years and sold after January 1, 2006, will henceforth be liable in tax at the same rate as shares held for 3 years or more, cf. below in the section "Minimum three years of ownership". Moreover, the acquisition cost will be determined on the basis of the average acquisition cost for all shares in the same company ("the average-cost method").

Transitional rules will however apply to shares acquired before 1 January 2006 if they are sold less than three years from acquisition. The transitional rules provide that gains and losses realized upon the sale of shares will to some extent be included in the capital income and not in the share income of the shareholder. This will apply in situations where the new rules would otherwise effectively lead to higher taxation of the individual than if calculated pursuant to the rules applicable prior to 1 January 2006 to shares held for less than three years.

Companies
Companies are taxed on gains or losses as taxable income at a tax rate of 28%. Losses can be offset - and be carried forward indefinitely - against any future gains on other shares held for less than three years. Gains and losses are computed using the average acquisition price for all shares within the same company (the so-called "average method") meaning that the acquisition price of each share is computed as a proportional share of the total acquisition price for all shares held in the company for a period of three years or more. The first in first out (FIFO) principle applies.

Shares held for three years or more

Individuals
For individuals, taxation of gains on the sale of shares held for three years or more depends on the market value of their total holding of listed shares within the past three years. If the total market value has not exceeded DKK 139,700 (2006), or for married couples DKK 279,400 (2006), within the past three years, gains are not taxed and losses are not tax deductible may not be carried forward to future income years. The market value is measured immediately before a sale, after a purchase and at year-end. If the total market value of listed shares at any of the dates of measurement exceeds the above thresholds, all listed shares acquired three years or more prior to the date of measurement will be considered for tax purposes to have been acquired at market price at the time when the limit is exceeded.

If the limit has been exceeded, gains will be taxed as share income. Share income (i.e. gains on shares held for three years or more and dividends) up to a limit of DKK 44,300 (2006) is subject to tax at a rate of 28%. Losses can be offset - and be carried forward indefinitely - against any future gains on listed shares held for three years or more. For married couples the limit for applying the 28% tax rate is DKK 88,600 (2006), irrespective of which spouse receives the share income. Share income in excess of DKK 44,300/ DKK 88,600 (2006) is subject to tax at a rate of 43%. The gain is computed using the acquisition price of each share is computed as a proportional share of the total acquisition price for all shares held in the company for a period of three years or more (the so-called "average method"). The first in first out (FIFO) principle also applies in this situation.

According to Bill nr. L78 as adopted, listed shares in portfolios of listed shares with a value below DKK 139,700/279,400 will, if sold on January 1, 2006 or later, no longer be exempt from tax. However, according to the transitional provisions stated in the Act, shares acquired before January 1, 2006 which are contained in a portfolio of listed shares with a value at December 31, 2005 below the above threshold(s) and which are sold 3 years or more after the acquisition, will still be exempt from tax. However, it will not be possible to make setoffs for losses.

Also, according to Bill no. L78 as adopted, as a general rule losses on listed shares will be set off against dividends and gains on listed shares and proceeds from the sale of listed shares to the issuing company, when established on January 1, 2006 or later.

Companies
Gains and losses on shares held for three years or more are not included in the taxable income.

Table

The taxation of listed shares under current rules can be outlined as follows:

Ownership period of less than three years		Ownership period of three years and more	
Individuals	*Companies*	*Individuals*	*Companies*
Gains are taxed as capital income (max. 59%) Losses may be offset against other gains on shares held for less than three years. The losses may be carried forward to be offset against corresponding gains and does not become statute-barred. Gains/losses are computed using the share-for-share method.	Gains are subject to tax. Gains are taxed as taxable at the corporation tax rate, currently 28%. Losses may be offset against corresponding gains. The losses may be carried forward and does not become statute-barred. Gains/losses are computed using the so-called "average method"	Total portfolio held for three years or more of max. DKK 139,700 for singles and DKK 279,400 for married couples (2006): Gains on listed shares are tax-exempt. Losses are not deductible and may not be offset. Gains are tax-exempt. Losses are not deductible and may not be offset.	Gains are tax-exempt. Losses are not deductible and may not be offset.
		Total portfolio exceeds DKK 139,700 for singles and DKK 279,400 for married couples (2006): Gains are taxed as share income (28%/43%) Losses may only be offset against corresponding gains on other listed shares held for three years or more. The loss can be carried forward and does not become statute-barred. Gains/losses are computed using the so-called "average method".	

Effective from January 1, 2006, the taxation of listed shares can be outlined as follows:

Ownership period of less than three years		Ownership period of three years and more	
Individuals	*Companies*	*Individuals*	*Companies*
Gains are taxed as capital income (28/43%) Losses may be offset against dividends and gains on sales of other listed shares that are subject to tax, irrespective of period of ownership. Losses may be carried forward and do not become statute-barred. Gains/losses are computed using the so-called "average method".	Gains are subject to tax. Gains are taxed as taxable at the corporation tax rate, currently 28%. Losses may be offset against corresponding gains. The losses may be carried forward and does not become statute-barred. Gains/losses are computed using the so-called "average method".	Gains are taxed as capital income (28/43%) Losses may be offset against dividends and gains on sales of other listed shares that are subject to tax, irrespective of period of ownership. Losses may be carried forward and do not become statute-barred. Gains/losses are computed using the so-called "average method"	Gains are tax-exempt. Losses are not deductible and may not be offset.

DANISH TAXATION OF INVESTORS NOT SUBJECT TO FULL TAX LIABILITY IN DENMARK

Dividend tax

Dividend distributed by a Danish company to a non-resident individual or corporation, etc. is as a general rule subject to dividend withholding tax at a rate of 28%. If Denmark has entered a double tax treaty with the country in which the shareholder is resident, the shareholder may file a claim for refund with the Danish tax authorities of any dividend withholding tax in excess of the tax to which Denmark is ultimately entitled pursuant to the double tax treaty.

Individuals living in certain countries may only be subject to dividend withholding tax at the rate specified in the double tax treaty concluded with the country in question.

Capital gains tax

Shareholders domiciled abroad are as a main rule not subject to tax in Denmark in connection with the sale of shares, unless (i) the shares are held by a permanent establishment in Denmark and (ii) the shares are acquired for purposes of the investor's trade or vocation ("næringsvirksomhed") involving the purchase and sale of shares.

Under Danish law, any distributions in connection with a reduction of the share capital will generally be taxed as dividends and not as capital gains. Any gains generated from the sale of listed shares to the issuing company are generally taxed pursuant to the rules on taxation of capital gains.

ARTICLES OF ASSOCIATION OF SATAIR A/S

The pre-issue version of the Articles of Association of Satair A/S are available for inspection at the Company's head office, Amager Landevej 147A, 2770 Kastrup, Denmark and in Nordea Bank Danmark A/S, Strandgade 3, 1401 Copenhagen K, Denmark and may be obtained upon request.

ARTICLES OF ASSOCIATION OF SATAIR A/S – INCORP. NO. 78 41 97 17

1. Company name

1.1 The name of the Company is SATAIR A/S.

1.2 The Company also carries on business under the secondary names SATAIR Holding A/S (SATAIR A/S) and Scandinavian Air Trading Co. A/S (SATAIR A/S).

2. Registered Office

2.1 The Company's registered office is situated in the municipality of Tårnby.

3. Objects

3.1 The objects for which the Company has been established are to carry on activities relating to counseling on as well as services and trade in aviation equipment, production and repair as well as any other activities in Denmark and other countries incidental or conducive to the attainment of said objects. The Company may as shareholder and/or partner be engaged in other companies or undertakings having the same objects.

4. Share capital

4.1 The Company's share capital is DKK 54,001,460 in words Danish kroner fifty-four million and one thousand four hundred and sixty 00/100, divided into shares of DKK 20.00 and multiples thereof.

5. Authorization

5.1 Until 31 December 2006, the Board of Directors shall be authorized to increase the Company's share capital by subscription for new shares at a price fixed by the Board of Directors in one or more transactions by up to DKK 41,100,000 (2,055,000 shares) with or without the existing shareholders having pre-emption rights. If the existing shareholders have no pre-emption rights, new shares may be subscribed for at market price and in such a manner that the shares may also be used as consideration for complete or partial acquisition of an existing business or specific assets.

5.2 Until 31 December 2006, the Board of Directors shall be further authorized to increase the Company's share capital by subscription for new shares in one or more transactions by up to DKK 1,000,000 (50,000 shares) without the existing shareholders having any pre-emption rights. The new shares shall be offered to the employees of the Company or its subsidiaries according to specific guidelines laid down by the Board of Directors and in accordance with applicable tax provisions on employee shares

5.3 All new shares shall be subject to the same rules as the existing shares of the Company. The shares shall be registered in the name of the holder in the Company's register of shareholders and shall be negotiable instruments. The shares shall be subject to the same rules on pre-emption rights, voting rights and redeemability as the existing shares.

6. Shares

6.1 The share capital has been fully paid-up.

6.2 The shares shall be issued through a Securities Centre.

6.3 No shares are to be redeemed or are to be liable to be redeemed, neither wholly nor partially.

6.4 No shares shall confer any special rights.

6.5 The shares shall bear the name of the holder and shall be registered in the name of the holder in the Company's register of shareholders.

6.6 The shares are negotiable instruments.

6.7 Amagerbanken A/S, Amagerbrogade 25, DK-2300 Copenhagen S shall keep the Company's register of shareholders

7.

7.1 Dividends shall be distributed through a Securities Centre according to applicable rules.

7.2 Any dividends which have not been withdrawn within five years after due date shall accrue to the Company.

8. General meetings

8.1 General meetings shall be held in the municipality in which the Company has its registered office or in Greater Copenhagen.

8.2 General meetings shall be convened by the Board of Directors no less than eight days and no more than four weeks prior to the general meeting by notice in a national newspaper and by letter to the shareholders listed in the register of shareholders.

8.3 The notice of the general meeting shall include the agenda for the meeting. If any proposals require adoption by qualified majority, it shall be specified in the notice, and the most important aspects of the proposal shall also be specified in the notice.

8.4 No later than eight days prior to any general meeting, the agenda and the complete proposals and, in case of annual general meetings, the audited annual report, and the consolidated accounts, if any, shall be open for inspection by the shareholders at the office of the Company. The said documents shall also be forwarded to any registered shareholder upon request.

9.

9.1 The annual general meeting shall be held within four months from the end of the financial year.

9.2 The agenda for the annual general meeting shall include:

(1) The Board of Directors' report on the activities of the Company.

(2) Presentation for adoption of the annual report and accounts.

(3) Resolution on the appropriation of profits or provision for losses in accordance with the adopted report and accounts.

(4) Election of members of the Board of Directors.

(5) Appointment of one or two auditors.

(6) Any proposals submitted by the Board of Directors or shareholders.

Proposals for business to be transacted at the annual general meeting from shareholders shall be submitted no later than on two months from the end of the financial year.

10.

10.1 Extraordinary general meetings shall be held upon requisition from the general meeting, the Board of Directors or the auditor or at the written request for transaction of special business of shareholders holding no less than one-tenth of the share capital. The shareholders' request shall specify the business to be transacted at the general meeting. Within 14 days thereafter, the general meeting shall be convened by the Board of Directors.

11.

11.1 Any shareholder shall be entitled to attend the general meeting provided that he has made a request for an admission card to the office of the Company and presented due identification no later than five days prior to the meeting. A transcript from the Securities Centre shall serve as identification if the transcript is not dated later than 14 days prior to the general meeting.

12.

12.1 The general meeting shall be presided over by a chair-man appointed by the Board of Directors.

12.2 The business transacted at the general meeting shall be entered into a minute book signed by the Chairman and all members of the Board of Directors present at the meeting.

13. Voting rights

13.1 Each share confers a voting right upon the holder at general meetings provided that the shareholders has procured an admission card no later than five days prior to the general meeting.

13.2 With respect to shares acquired by transfer, the voting right may not be exercised at general meetings convened if the shares are not registered in the name of the holder in the register of shareholders, or if the shareholder has not registered and substantiated his acquisition.

14. Board of Directors

14.1 At the general meeting, each share of DKK 20.00 shall confer one vote upon the holder.

15.

15.1 Any resolution on business transacted at the general meetings shall be passed by simple majority unless the Danish Companies Act lays down special rules on representation and majority.

16.

16.1 The Company shall be managed by a board of directors elected at the general meeting, except from members elected pursuant to the statutory rules on employee directors.

16.2 The members of the Board of Directors elected at the general meeting shall consist of 3-6 members.

16.3 The members of the Board of Directors elected at the general meeting shall be elected for a term of two years. The members are eligible for re-election.

16.4 The shareholders shall fix the fee paid to the Board of Directors at the general meeting.

17.

17.1 Minutes of business transacted at the board meetings shall be entered into a book to be signed by all directors present at such meetings.

17.2 The Board of Directors shall elect a chairman among its own members. In case of equality of votes the Chairman shall cast the decisive vote.

17.3 The Board of Directors may grant separate or joint power of procuration.

17.4 The Board of Directors shall lay down rules of procedure specifying the performance of its duties.

17.5 The Board of Directors shall appoint a board of management.

18. Power to bind the Company

18.1 The Company shall be bound by the joint signatures of the Chairman of the Board of Directors and any one member of the Management Board or by the joint signatures of any two members of the Board of Directors and any one member of the Management Board.

19. Auditor

19.1 The general meeting shall elect one or two state-authorized public accountants to audit the company's accounts.

19.2 The auditors shall be appointed for a term of one year. The auditors are eligible for re-election.

20. Financial year

20.1 The financial year of the Company shall run from 1 July to 30 June.

GLOSSARY OF SPECIAL TERMS AND DEFINITIONS

GLOSSARY OF SPECIAL TERMS

Aftermarket	Operators and their and maintenance providers and independent maintenance providers.
Aftermarket Division	A Division of Satair handling sales of spare parts and service provision to operators and maintenance providers.
Airbus	Airbus is an 80%-owned subsidiary of European Aeronautic Defence and Space Company EADS N.V. The remaining 20% of the shares is held by BAE SYSTEMS, Plc.
Aircraft manufacturer	Company engaged in the design and manufacture of type-approved aircraft.
Boeing	American manufacturer of large aircraft.
Broker	Broker or intermediary who typically sells a limited range of products or services and/or to a limited geographical area.
Cargo aircraft	Aircraft used for the transportation of cargo.
Distribution agreement	The right to sell a manufacturer's products. The term is used in the Prospectus for agreements signed between Satair acting on its own behalf and manufacturers of aircraft spare parts.
Distributor	Official dealer of selected products.
DLF	Direct Line Feed – deliveries of products directly to the production line of aircraft manufacturers
EADS	European Aeronautic Defence and Space Company EADS N.V.
EDI	Electronic Data Interchange
Emerging markets	The term typically refer to countries and regions, most often in Eastern Europe and Asia, with above-average market growth rates
GNP	Gross National Product.
Hardware	Standard parts for aircraft, such as bolts, screws and rivets (consumables).
IPP	Integrated Purchase Program. Satair's IPP concept is intended primarily for customers in the Aftermarket and involves the selling by Satair of a wide range of spare parts from different manufacturers who, through Satair's e-trading solution, can service orders and grant access to information about inventories, delivery times, prices and orders in progress.
Lentern	Lentern Aircraft International Ltd.
OEM	Original Equipment Manufacturer – the term is used in the Prospectus as a generic term for manufacturers of type-approved aircraft, engines and systems.
OEM Division	A Division of Satair handling sales of hardware spare parts and provision of services to manufacturers of aircraft and helicopters.
OEM market	Manufacturers of aircraft and helicopters and their sub-suppliers.
Operator	The generic term used for airlines engaging in the transportation of passengers and cargo.
Operators	Major international airline primarily engaged in the transportation of passengers, e.g. Lufthansa, British Airlines, American Airlines, etc.

PMA approval	Parts Manufacturing Approval – approval system operated by the US authorities for the manufacture and sale of aircraft spare parts.
RPK	Revenue Passenger Kilometer is used to illustrate the activity levels of airlines by multiplying the number of passengers by the distance flown (km).
Service provider agreements	Agreements for the delivery of products from a very broad portfolio as far upstream as the production site of the customer. Most frequently involves outsourcing of purchasing and inventories.
Total care service product	A service arrangement under which an aircraft manufacturer, e.g. Boeing, signs a contract with an airline assigning all maintenance of its own aircraft, including the management and purchasing of all spare parts, to the manufacturer and its staff.

DEFINITIONS

Amagerbanken	Amagerbanken Aktieselskab.
Annual accounts	The financial statements consisting of income statement, balance sheet, statement of cash flows and the notes thereto, for the period July 1 – June 30.
Annual report	The Management's report, the statement by the Management, the audit report, the accounting policies and the annual accounts for the period July 1 – June 30 as approved by the Annual Shareholders' Meeting
Board of Directors	The Board of Directors of Satair A/S.
Comir	Comir SA.
Consolidated financial statements	Annual accounts for the Group
Copenhagen Stock Exchange	Copenhagen Stock Exchange
Corporate Management	The Corporate Management consists of the Executive Committee plus Michael Højgaard (CFO) and Jørgen Østervang Pedersen (Group VP Logistics).
Danish Securities Centre	Danish Securities Centre
DKK	Danish kroner.
EUR	Euro.
Executive Committee	The Executive Committee of Satair A/S consisting of John Stær (CEO) and Morten Olsen (COO).
Existing shares	The shares existing in Satair A/S immediately before the Issue
GBP	Pound sterling.
Group	Satair A/S and its subsidiaries, also referred to as Satair.

Interim financial statements	Condensed interim financial statements for the Group for a period shorter than a full financial year.
Issue	The Offering of a minimum nominal amount of DKK 2,079,880 and a maximum nominal amount of DKK 27,000,720 in New Shares, corresponding to minimum 103,994 and maximum 1,350,036 New Shares of DKK 20 in Satair A/S.
LD (Lønmodtagernes Dyrtidsfond)	The Employees' Capital Pension Fund
Lead Manager	Nordea Corporate Finance.
Management	The Board of Directors and the Executive Committee of Satair A/S.
Maximum Offering	1,350,036 New Shares with a nominal value of DKK 20.
Maximum Proceeds	Approx. DKK 175.5 million
Minimum Offering	103,994 New Shares with a nominal value of DKK 20.
Minimum Proceeds	Approx. DKK 13.5 million.
New Shares	Up to 1,350,036 New Shares with a nominal value of DKK 20 issued by Satair A/S.
Nordea Bank Danmark	Nordea Bank Danmark A/S.
Nordea Corporate Finance	A division of Nordea Bank Danmark A/S.
Offering	The offering of New Shares of up to a total nominal value of DKK 27,000,720, i.e. up to 1,350,036 New Shares of DKK 20 in Satair A/S.
Payment Date	Payment for the New Shares is expected to be effected by January 20, 2006 at the latest.
PKA (Pensionskassernes Administrationskontor)	The Pension Fund Administration
Prospectus	The present prospectus, dated December 27, 2005
Review	A review of financial statements performed in accordance with the international accounting standard for a review of interim financial information (ISRE 2410) for the purpose of enabling the auditor to declare that, on the basis of actions not giving the same degree of same security as required in an audit, the auditor became aware of factors disproving that in all material aspects the financial statement was prepared in accordance with a pre-determined accounting framework and that it contains no material misstatements.
Sampension (Sampension Administrationsselskab)	A wholly-owned subsidiary of pension fund Kommunernes Pensionsforsikring a/s.
SAS	Scandinavian Airlines Systems A/S.
Satair	Satair A/S and its subsidiaries, also referred to the Group.
Satair A/S	The parent company of the Satair Group.

Securities Act	The US Securities Act of 1933 as subsequently amended.
Shares	Ordinary bearer shares in Satair A/S of DKK 20 in nominal value
Subscription period	January 7 – January 20, 2006.
Subscription price	DKK 130 per DKK 20 share.
Subscription rights	The right to subscribe for a New Share for each two existing shares held is vested with shareholders that are registered as shareholders of the Company at 12:30 on January 6, 2006 (DK time).
The Company	Satair A/S.
USA	The United States of America
USD	American dollar.

ADVISORS

LEAD MANAGER

Nordea Corporate Finance
(a division of Nordea Bank Danmark A/S)
Strandgade 3
P.O. Box 850
DK-0900 Copenhagen C
Denmark

LEGAL ADVISOR TO SATAIR A/S

With regard to Danish law
Bech-Bruun
Langelinie Allé 35
DK-2100 Copenhagen Ø
Denmark

LEGAL ADVISOR TO THE LEAD MANAGER

With regard to Danish law
Kromann Reumert
Sundkrogsgade 5
DK-2100 Copenhagen Ø
Denmark

AUDITOR

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab
Strandvejen 44
DK-2900 Hellerup
Denmark

This page is intentionally left blank.


Satair A/S
Amager Landevej 147A
2770 Kastrup
Denmark
Tel +45 3247 0100
Fax +45 3251 3434
www.satair.com

SATAIR A/S Only one subscription form per shareholding


2

Subscription of shares in Satair A/S – subscription form for U.S. residents

This subscription form is for the sole use of holders of Subscription Rights wishing to exercise these and subscribe for New Shares.

To be submitted to the shareholder' own custodian bank for endorsement and processing.

Securities code:	New Shares	DK00 6002552-6	Subscription price:	DKK 130
			Manager:	Nordea Corporate Finance
Subscription period:	January 7 - January 20, 2006		First day of listing, New Shares:	January 26, 2006
Date of payment:	January 20, 2006			

This subscription form must be received by the shareholder's custodian bank on or before the last day of the Subscription Period, that is January 20, 2006.

Important notice to U.S. residents

The Rights Issue is made to persons resident in the United States only to the extent such persons held Existing Shares, whether directly or through a nominee, as of the record date of the Rights Issue.

I/we hereby confirm that I/we held Existing Shares as of the record date.

I/we hereby confirm that I/we have read the information set forth in the Prospectus under the heading "Important Notice to US Residents" and confirm that I/we will abide by the confidentiality requirements set forth therein.

I/we hereby confirm that I/we hold Subscription Rights which are either used to subscribe for New Shares in the Rights Issue, or which remain unexercised in my/our account.

I/we hereby submit a binding order to subscribe for ___________ New Shares of DKK 20 nominal value in Satair A/S.

Statement by the shareholder

This subscription form is submitted on the terms and conditions set out in this Prospectus dated December 27, 2005.

The submission of a subscription order is binding.

I/we undertake to pay the counter value of the shares allocated at the Subscription Price (in DKK). Payment will be effected on January 20, 2006 pursuant to the contract note submitted to me/us against registration of the allocated shares with the Danish Securities Centre.

Information and signature

Name:	VP account:
Address:	Account used for settlement:
Post code and city:	Custodian bank:
Date:	I/we wish to be listed in the Company's register of shareholders, please tick:
Telephone:	

The new shares will be registered in the relevant shareholder's/investor's VP account with the Danish Securities Centre.

Registration no.:	CD identification:
Stamp and signature:	

Annual Report
2002/03



They need a reliable source for spare parts



SATAIR

Stock Exchange Release no. 65 dated September 10, 2003

Five-year summary

This is a translation into English of the Annual Report 2002/03 of Satair A/S in Danish. In case of discrepancies between the two texts, the Danish text shall prevail.

DKKm	98/99	99/00	00/01	01/02	02/03
Profit and loss account:					
Revenue in USDm	104.4	126.0	150.6	153.8	157.8
Revenue in DKK	696.7	937.4	1,258.9	1,276.6	1,122.9
Gross profit	143.0	198.0	249.8	231.3	223.1
Cost of staff, sales and administration	(91.4)	(117.5)	(144.7)	(162.5)	(166.9)
Profit before financing	47.7	73.2	97.8	59.1	46.5
Profit before tax	37.0	60.2	80.2	42.0	33.0
Profit after tax	25.2	44.9	59.8	30.8	29.3
Extraordinary items after tax	0.0	4.2	5.8	0.0	0.0
Share to Satair A/S of profit for the year	24.4	49.1	65.6	22.7	27.6
Balance:					
Total assets	451.7	510.8	811.4	692.7	698.5
Share to Satair A/S of shareholders' equity	125.2	152.9	197.3	212.5	194.9
Interest-bearing debt, net	161.2	123.8	269.2	256.1	217.7
Statement of cash flows:					
Cash flow from ordinary operations	(20.1)	44.9	(39.1)	33.2	60.7
Cash flow from extraordinary operations	0.0	5.6	4.2	0.0	0.0
Cash flow from investments	(64.9)	(4.9)	(10.2)	(21.4)	(5.5)
Cash flow from financing	(12.0)	(12.3)	(17.9)	187.2	(29.0)
Total cash flows	(97.0)	33.3	(63.1)	199.0	26.3
Share-related key figures:					
Earnings per DKK 20 share	11.9	21.9	28.9	10.9	13.0
Cash flow per DKK 20 share	(9.8)	21.8	(18.9)	16.0	28.7
Book value per DKK 20 share	60.9	74.4	94.9	100.5	92.2
Dividend per DKK 20 share	4.0	7.0	7.0	4.0	4.0
Market cap/book value	2.5	2.2	2.3	1.3	1.2
Price/earnings ratio	12.9	7.5	7.6	12.2	8.3
Listed price DKK 20 share at year-end	153	165	220	133	108
Market cap in DKKm	314	339	458	281	228
Key figures:					
Average USD rate	667	744	836	831	711
USD rate at year-end	720	778	879	745	650
Gross margin	20.5%	21.1%	19.8%	18.1%	19.9%
Profit ratio	6.8%	7.8%	7.8%	4.6%	4.1%
Return on assets	11.9%	15.2%	14.9%	7.9%	6.7%
Return on equity	20.0%	32.3%	34.4%	15.0%	14.4%
Equity ratio	27.7%	29.9%	24.3%	30.7%	27.9%
Average no. of employees	174	188	230	290	282

The key figures are stated in accordance with 'Recommendations and Key Figures 1997' of the Danish Society of Financial Analysts.

Review of operations

- *Satair performed reasonably well in 2002/03 despite several external factors such as the general recessionist trend, the war in Iraq and the outbreak of SARS in Asia.*
- *Net revenue came to USD 157.8 million, up 3%. Reported in DKK net revenue came to DKK 1,122.9 million, down 12%. The development in the USD rate caused a 14% drop in revenue reported in DKK.*
- *Measured over the past two years, passenger volumes have declined approx. 15%, whereas Satair's revenue has risen 5%.*
- *Profit before tax came to DKK 33 million against DKK 42 million last year. Profit for the year stood at DKK 27.6 million against DKK 22.7 million last year.*
- *Both revenue and profit before tax are on a par with the expectations announced in the stock exchange release of May 28, 2003.*
- *Cash flow from operations totaled DKK 60.7 million against the year-earlier level of DKK 33.2 million.*
- *The Board of Directors recommend that a dividend be declared for 2002/03 of DKK 4 per share of DKK 20, representing 31% of profit for the year.*
- *The Group's forecast for 2003/04 stipulates modest growth in revenue reported in USD, however with a decline in revenue reported in DKK due to expectations of a weakening of the USD against the DKK.*
- *As a consequence of the considerable uncertainty still prevailing within aviation, the Group expects a profit before tax and minorities in 2003/04 in the range of DKK 20 million.*
- *2003/04 is likely to see an increase in cash flow from operations as the Group continues its focused effort to reduce capital tied up in inventories.*

The past year proved to be yet another year of turbulence within aviation due to factors such as the war in Iraq and the outbreak of SARS in Asia. Because of the adverse effect of these events, the emerging signs of recovery observed in the industry after the negative implications of September 11, 2001 were replaced by a new setback. This of course also affected Satair's business base, forcing the Group once again to devote considerable resources to efforts aimed at adapting its activity level to the changed market environment while, at the same time, continuing even more intensified endeavors to strengthen the basis of further business development.

However, in the past two fiscal years, despite an even extremely difficult market environment, Satair succeeded in achieving growth in revenue reported in USD.

Revenue in 2002/03 came to DKK 1,122.9 million, down 12% from the year before. However, reported in USD revenue came to USD 157.8 million, up 3%. Thus the development of the USD rate contributed to a decline in revenue of almost 14% when reported in DKK.

Profit before tax for 2002/03 came to DKK 33.0 million against DKK 42.0 million last year, the main reasons being dwindling gross margins caused by increasingly pressurized prices, individual orders with a low earnings contribution, and reduced exchange rates.

Revenue and profit before tax are both on a par with the most recently announced forecasts.

Profit for the year stood at DKK 27.6 million against DKK 22.7 million in 2001/02.

In the light of developments within aviation and in Satair's competitors, the management considers Satair's performance in 2002/03 to be satisfactory.

Cash flow from operations totaled DKK 60.7 million in 2002/03, up from DKK 32.2 million last year mainly because of an increase in working capital resulting from a normalization of payment patterns among trade debtors, a reduction in trade receivables and increased drawings on Satair's credit arrangements with its suppliers.


Net revenues
USDm
160
120
80
40
98/99 99/00 00/01 01/02 02/03


Profit before financing (EBIT)
DKKm
120
100
80
60
40
20
98/99 99/00 00/01 01/02 02/03


Profit before tax
DKKm
100
80
60
40
20
98/99 99/00 00/01 01/02 02/03


Return on assets/profit ratio
%
16
14
12
10
8
6
4
2
98/99 99/00 00/01 01/02 02/03
Return on assets
Profit ratio



%
120
100
80
60
jun 01
oct 01
feb 01
jun 02
oct 02
feb 03
jun 03
ASK
RPK
June 2001 = 100

Developments in passenger volumes and aircraft capacity, USA

Source: ATA, Air Transport Association



%
120
100
80
60
jun 01
okt 01
feb 01
jun 02
okt 02
feb 03
jun 03
ASK
RPK
June 2001 = 100

Developments in passenger volumes and aircraft capacity, Europe

Source: AEA, Association of European Airlines & websites

Market environment

The continued recession, the war in Iraq and the outbreak of SARS were the factors that set the agenda for aviation in 2002/03, and they affected everyone in the industry – including Satair. Satair's services are targeted towards two primary segments, i.e. airlines and maintenance operators (Aftermarket) and manufacturers of aircraft and helicopters (OEM market). The Group's sales opportunities are influenced by a variety of external factors, such as the general development of airlines (e.g. developments in passenger volumes), the level of production of new aircraft and helicopters, the structural development in Satair's business areas, and the general development in business trends.

General developments in airlines

The situation remains difficult for airlines which still feel the effect of the sequence of negative events that have happened in the past couple of years. In the past year, passenger volumes have dropped, fewer people travel business class, and average airfares have gone down. Several airlines have considerable financial problems, and in the present circumstances many of them are in urgent need of structural changes.

With earnings under pressure, airlines have intensified their efforts to increase efficiency with regard to aircraft maintenance, and the suppliers feel a considerable pressure from airlines in relation to prices and delivery times. Also, most airlines are generally reducing their inventory levels of spare parts, thereby increasing the workload of everyone involved and growing the number of small and urgent orders.

At the same time, airlines and aircraft manufacturers increasingly demand broader and more integrated solutions and resort to outsourcing.

Besides endeavoring to increase the efficiency of aircraft maintenance, many airlines have reduced their activity levels (fewer departures) in the wake of the decline in passenger volumes, and this again has reduced the demand for aircraft maintenance and, thus, spare parts.

Developments in passenger volumes and capacity

The past two years have seen wide fluctuations in passenger volumes and capacity both of which plummeted after the events on September 11. Over a period the levels seemed to be climbing back to normal, but then came the war in Iraq and the outbreak of SARS, and both passenger volumes and capacity suffered a relapse. Although there are now signs of a gradual recovery, the level of both passenger volumes and capacity remains significantly below the pre-9/11 levels.

In September 2001, North America reported a tumble in passenger volumes (measured in RPK – Revenue Passenger Kilometer) of 40%+, and in June 2002 the level was 8% below the year-earlier level. Passenger volumes have dropped even further since then, and in June 2003 they were 15% below the level of June 2001.

After taking a plunge in late 2001, capacity (measured in ASK – Available Seat Kilometer) gradually recovered, reaching a level in June 2003 of 15% below the level of June 2001. Both passenger volumes and capacity traditionally vary somewhat during the year due to seasonal fluctuations.

The airlines in North America are still struggling with considerable financial problems, and several of them either are or have been involved in a kind of suspension of payments while trying to find a solution with creditors and labor unions.

In Europe passenger volumes in June 2002 remained some 10% below the year-earlier level, and this situation was unchanged in June 2003. The war in Iraq and SARS have had a significant negative impact, and in June 2003 traffic to the Far East was around 20% lower than in June 2002.

Throughout 2002/03 capacity in Europe remained about 10-15% below the level of June 2001. The major airlines have lost market shares to budget operators and also feel the impact of the war in Iraq and SARS.

In the period from the opening of 2002/03 and until March 2003, passenger volumes in the Asia/Pacific region were slightly above the level of June 2001. Then came the outbreak of SARS, causing passenger volumes to tumble by approx. 50% in April and May 2003. The situation has now turned around, and many airlines are reporting of rising passenger volumes.

In the early part of 2002/03 capacity was slightly above the level of June 2001, but in the wake of the SARS outbreak airlines reduced capacity by some 25-30%.

Production of aircraft and helicopters
Satair's main market in the production of commercial aircraft is Airbus and its many sub-suppliers as well as the other European aircraft and helicopter manufacturers.

It will appear from the table that the production of commercial aircraft and helicopters was severely affected by the events of 9/11, and the situation did not improve in the past year.

Airbus delivered 303 aircraft in 2002 against 325 in 2001 and has announced a forecast of the production level for 2003 at around 300 aircraft. Moreover, Airbus is busy planning and starting up production of its new passenger aircraft, A380, which will be the world's largest passenger aircraft. The development of A380 means an expansion of the market for suppliers chosen as sub-suppliers, and this applies in particular to the area of fasteners. Satair assists its suppliers in their efforts to become qualified and chosen and has high expectations of a possible growth in sales to this program. However, the situation is bound to engage the suppliers in keen price competition.

Production levels of regional types of aircraft and military aircraft in Europe remain very low.

Aftermarket Division

	Sales in USDm			
	2001/02	2002/03	Growth	Share
Europe	44.8	51.4	15%	44%
Middle East/Africa	7.6	8.8	16%	7%
Asia/Pacific	35.1	35.5	1%	30%
North/South America	22.6	22.4	(1%)	19%
Total	110.1	118.1	7%	100%

The Aftermarket Division handles sales and distribution of aircraft spare parts to all types of commercial operators, maintenance workshops and a number of military operators. Satair is a global distributor within Aftermarket services and has sales and warehousing units in Europe, North America and Asia.

The Aftermarket Division posted a revenue of USD 118 million in fiscal 2002/03, up 7% despite a very unstable market environment in the period in review. Growth was contributed by Europe and the Middle East, and in spite of SARS the Division achieved modest revenue growth of 1% in Asia/Pacific over the year-earlier level.

Sales levels differed widely from one product to the next. Most of the big product lines posted revenue growth, and the IPP program, which includes an e-commerce facility and acts as an umbrella over a large supplier base, had another year of fine growth (+79%), whereas other product lines recorded a decline in demand. The ten largest product lines still account for approx. 68% of revenues in the Aftermarket Division. In the course of 2002/03 a couple of small and medium-sized product lines joined the customer portfolio, and a distribution contract with a major supplier expired in late March 2003 resulting in the loss of USD 7-8 million in annual revenue.


Developments in passenger volumes and aircraft capacity, Asia/Pacific


%
120
100
80
60
jun 01
okt 01
feb 02
jun 02
okt 02
feb 03
jun 03
ASK
RPK
June 2001 = 100

Source: AAPA, Association of Asia Pacific Airlines

It should be noted that several operators – including Chinese and many small operators – are not members of AAPA.

No. of manufactured aircraft and orders received


1400
1200
1000
800
600
400
200
96
97
98
99
00
01
02

No. of manufactured aircraft
No. of orders received

Source: Airbus & Boeing

Group revenues by market


USDm
160
120
80
40
98/99
99/00
00/01
01/02
02/03

Middle East/Africa
Asia/Pacific
North/South America
Europe

In Europe revenue came to USD 51.4 million in 2002/03, up 15% from the year before. The Euro-pean market accounts for 44% of the Division's revenue (41% in 2001/02).

Europe is traditionally the main market of the Aftermarket Division, being the market where the Division sells the broadest product portfolio and has the strongest foothold. The European airlines have rolled out comprehensive cost-saving projects and continue efforts to reduce inventory levels. This results in many small orders, and that adds to Satair's administrative workload and thus pressurizes earnings. The number of large one-off orders for major upgradings of old aircraft types is still very low – such orders typically involve a considerable increase in sales.

Most of the European countries reported revenue growth in 2002/03, and this applies in particular to Germany, the UK and Sweden. On the other hand, revenue in Switzerland dropped due to sagging activity levels in the airline Swiss. Generally, the revenue loss suffered in 2001/02 was recovered in 2002/03. Satair won a number of major supply contracts with units in the Nordic armed forces, and this made a sizeable contribution to revenue growth.

Satair covers all leading airlines **in Asia/-Pacific** from its regional office in Singapore. The region generated a revenue in 2002/03 of USD 35.5 million, up 1%, and this accounts for 30% of the revenue of the Aftermarket Division (32% in 2001/02). The overall revenue level for the region once again developed more positively than expected after the outbreak of SARS. The highest revenue growth occurred in China, which is one of the two largest markets in the region, the other being Japan. Sales in Australia also showed fine growth, whereas sales to Singapore and Hong Kong reflected a minor decline. Despite the difficult market environment Satair succeeded in implementing several new projects, one of them being growth in sales under the IPP program.

North and South America posted DKK 22.4 million in revenue, down 1% from the year before and accounting for 19% of the Aftermarket Division's total revenue in 2002/03 (20% in 2001/02).

From its regional office in Atlanta the Division handles sales to the markets in the USA, Canada and South America. Sales to customers in this region were particularly severely affected by the market developments. The financial situation of airlines in the region is tight, resulting in only few upgradings of old aircraft types which traditionally may result in large one-off orders. Also, the financial problems of airlines requires Satair to perform ongoing assessments of the credit risk of the individual business relations. Price competition in the American market remains extremely fierce.

In these markets as in the others, sales via the IPP program have grown considerably.

Sales to customers **in the Middle East/-Africa** are handled from Denmark. Revenue for 2002/03 increased 16% against the drop of 19% last year and now accounts for 7% of revenue in the Aftermarket Division (7% in 2001/02). Satair has maintained its sizeable market share in the region, and sales to the African countries are showing signs of new growth.

OEM Division

	Sales in USDm			
	2001/02	2002/03	Growth	Share
Europe	40.8	35.8	(12%)	91%
Asia/Pacific	2.8	3.6	29%	9%
North/South America	0.1	0.1	-	-
Total	43.7	39.5	(10%)	100%

Satair Hardware Group (SHG) covers the markets in Europe, the Middle East and Asia/Pacific and, more recently, the USA. It has sales units in the UK, Denmark, France, the Netherlands, Germany, the USA and China and warehousing facilities in the UK, Denmark and France.

OEM customers increasingly want broader and more integrated solutions which, in addition to traditional distributor services in relation to purchasing and warehousing, also includes delivery as far downstream as production lines and logistics management of inventories with IT solutions to match. Satair Hardware Group is capable of meeting this demand and of servicing all leading OEM customers such as e.g. the entire Airbus consortium.

For some time Satair Hardware Group has been working on a number of new major outsourcing projects with important manufacturers in Europe, and it was proud to be appointed service provider in 2002/03 by two very important OEM customers, EADS SOCATA in France and Westland Helicopters in the UK. After a running-in period the contracts are expected to make a contribution to SHG's annual revenue in the range of USD 9-10 million. The contracts had only a limited effect on revenue and earnings in 2002/03, but as part of its efforts to perform them SHG built up its inventory levels. At year-end 2002/03 the value of the inventories stood at DKK 36 million.

Satair Hardware Group posted a total revenue in Europe of USD 35.8 million, down 12% mainly due to sluggish sales in the UK market, which felt the loss of a major distributorship last year, and a sharp decline in the demand from UK military programs in particular. Moreover, many UK customers have slimmed their inventory levels, thereby reducing SHG's sales. On the other hand, revenue increased in France, Italy and Denmark. In Asia/Pacific sales increased 29% most of which was contributed by the Chinese market.

The commercial part of the OEM market experienced another year of negative developments, with many manufacturers still endeavoring to reduce production levels and achieve rationalization gains. This trend led to reduced inventory levels and a lower demand for Satair's products. Also, the trend towards more outsourcing continued, in particular in relation to functions such as e.g. purchasing, inventory management and shipping. Satair Hardware Group submitted bids for several such major contracts, but many of the tenders are as yet undecided.

In the past year Satair worked on the preparation of many bids in relation to the new large aircraft from Airbus, A380, and Satair Hardware Group is believed to be well-equipped to obtain orders relating to the manufacture of this aircraft. Future new programs of the same type as Airbus A380 will grow the demand for products and services such as those marketed by Satair Hardware Group.

Knowledge and competencies

To be able to defend and strengthen its position in the aviation supply chain, and to achieve satisfactory earnings, it is necessary for Satair to be in possession of a variety of core competencies.

Knowledge of customers and market requirements

In view of its position in the value chain, Satair must be capable of identifying the market's requirements on an ongoing basis and adjusting its product portfolio and business model accordingly. Recent years have seen much upheaval in aviation, and this requires operators to be highly skilled at adapting to the new market environment.

Satair has a long-standing presence within aviation, and with its network of closely forged relations with airlines and aircraft manufacturers all over the globe the Group acquires an in-depth knowledge of the most recent development trends and customer needs. It can also use this knowledge as a foundation for the development of new services.

Knowledge of sales, marketing and products

The establishment of strong customer relationships is a vital part of Satair's business concept and is used as a basis for the Group's ongoing efforts within sales and marketing. Satair's customers are drawn from more than 80 different countries worldwide, and its commercial success hinges upon its in-depth knowledge of the special local and cultural characteristics of each individual market. Such knowledge, and close contacts with the many different markets, is achieved by establishing a presence in the most important markets and besides creating a strong platform for growth it also enables Satair to offer customers in the individual market a highly flexible service and to live up to the demand for reliability in supply.

Aviation and its demands to suppliers have changed a great deal in recent years. The trend is towards growth in the demand for all-in solutions, and Satair has adapted the development of its service offerings accordingly. Today, the Group offers solutions that are considerably more complex (e.g. IPP – Integrated Purchasing Program) than they were just a few years ago, and sales of these services have tightened requirements to the competencies of sales staff.

Satair emphasizes the importance of possessing considerable product knowledge and employs specialists for the major product lines. The Group organizes product training in a collaborative effort with large suppliers, and information on products are stored in central systems accessible to all employees.

Knowledge of IT and systems development

The continued development of several of Satair's competencies has required, and will continue to require, an in-depth knowledge of the possibilities offered by systems within each individual area. The development of the IPP concept is an example of a new service which, in addition to requiring systems development internally in Satair, requires the development of an integrated solution allowing communication between the different systems – that of the supplier, the customer and Satair. The same requirement is made to the further development of Satair's logistics services.

There are several areas in which the development of competencies is closely connected to the ability to produce efficient IT solutions in support of new services. Satair believes that the ability to offer customers all-in solutions is vital to its future position in the aviation value chain.

Knowledge management and knowledge sharing

It is important to arrange for the coordinated management and dissemination of the knowledge and information accumulated by the Group.

Since the late 1990s, Satair has focused on the development of powerful IT systems capable of supporting efficient knowledge management and knowledge sharing. The internationalization of the Group's activities has made it necessary to develop systems that facilitate the exchange of knowledge and information across geographical and professional borders.

Satair's current IT systems cover its needs with regard to both Business Intelligence and a fast and efficient knowledge sharing by all parts of the organization. The systems help increase the efficiency and speed with which information is distributed within the Group and see to it that decisions can be made on the basis of relevant and necessary information.

Employee development

In order to develop its competencies within the above areas, Satair must be able to attract, retain and develop motivated employees with a high level of educational attainment. Employee recruitment and development build upon Satair's corporate values which are:

- We are committed to serving our customers and our suppliers
- We succeed through knowledge and competence
- We demonstrate initiative and commitment
- We will conduct business professionally, ethically and with mutual respect.

In the past year, Satair continued a project launched in 2001 for the purpose of enhancing the competencies of its employees to enable them to contribute to the further development of the Group and meet the challenges presented by its business area. The development program involves a variety of activities, and the majority of employees have now been through a program which gives them a common frame of reference for the future compentency development process. In 2003/04 activities will continue with regard to this process, this time with focus on the individual employee.

The annual employee appraisal is an integral part of employee development. Among the topics addressed in connection with the appraisal are the wishes of each individual employee with regard to future career development, duties and training. Also, employees are developed by means of both internal and external training programs, job training programs and other upgrading activities.

At year-end 2002/03 Satair had a total of 274 full-time employees of whom 127 were employed in Denmark. This represents a slight decline from the year before, primarily due to a reduction of staff in Satair Hardware Group.

The environment

When exercising its business activities, the Group endeavors to assess and reduce the impact on the environment, and much importance is attached to the Group's direct and indirect contribution to a sustainable environment.

The direct environmental impact from Satair is highly limited, as the Group's business activities comprise distribution and service provision.

Satair also endeavors to use environmentally sensible solutions for the heating and cooling of buildings, and in relation to its power and water consumption.

The Group is not involved in any contamination cases.

Satair is not covered by the provisions of Danish legislation on environmental permits, nor is it covered by the Danish act on the presentation of green accounts.

Number of employees (average)


300
250
200
150
100
50
98/99 99/00 00/01 01/02 02/03
Outside Denmark
Denmark

A breakdown of employees on market (average)


Denmark (47%)
Rest of Europe (30%)
USA (10%)
Far East (13%)

Seniority


0-1 years (6%)
1-5 years (38%)
5-10 years (19%)
10-20 years (22%)
+20 years (15%)

Objectives and strategy

After a period of much upheaval in the market, Satair announced a revised version of its corporate strategy in early 2003. The revised strategy, named "New Horizons", will enable Satair to continue expanding its existing competencies and develop new ones – primarily within logistics services which will act as a supplement to the Group's traditional role as distributor. In its future role, Satair will increase its offerings of 'all-in solutions' to customers wishing to outsource.

"New Horizons" is in many respects a project of change the purpose of which is to maintain and enhance Satair's attractive position in the aviation value chain in a transitional period.

To enhance its competitiveness and generate a satisfactory return to its shareholders, Satair will roll out its revised 3-year strategy, "New Horizons", with the objectives of

- defending and consolidating its position in the aviation value chain
- strengthening its position within attractive growth areas, and
- preparing and optimizing its business system in time for the next growth phase, with focus on cash flow optimization.

It is further the objective to achieve a sizeable increase in revenue from the present level of approx. USD 160 million. However, against the backdrop of the current instability in aviation, Satair does not deem it relevant at the present stage to announce more detailed objectives for revenue and earnings in the strategy period.

The new strategy plan involves the initiation of an array of activities the main purposes of which are:

- to streamline Satair's core business i.a. through an optimization of logistics systems across the Group,
- to consolidate and strengthen its position in attractive growth areas, such as the commercial Aftermarket, selected parts of the Defense market and the OEM markets in Europe and Asia, and
- to strengthen and widen the existing product portfolio by means of new distribution agreements and the development of new services.

In relation to the above strategy it is important to emphasize that, because of its position in the value chain, Satair is to a high degree dependent upon its ability to adapt to the market's requirements and adjust its product offerings and business model on an ongoing basis. New business opportunities with customers or suppliers must be pursued if they are profitable, and this presupposes the presence of readiness to change. Thus, established strategies must be revised in the event of changes in important assumptions. Satair has always worked in this way, and the Group's flexibility is considered to be one of its strong points, not least in times such as these with major market changes.

Outlook

At the start of 2002/03 Satair expected a gradual improvement in market conditions towards the end of the fiscal year. These expectations were not met, and at the start of 2003/04 it is apparent that the market situation is still difficult. A majority of airlines are still involved in comprehensive programs aimed at adapting them to the changed environment with fewer passengers and lower airfares. This process affects all links in the industry's supply chain, including the maintenance part which is where Satair's most important business unit, the Aftermarket Division, operates.

As in 2001/02, the difficult market situation and the volatile USD rate make it uncertain when to expect a gradual improvement of the situation and, thus, of Satair's growth and earnings.

In the past fiscal year, Satair proved that is was possible to achieve revenue growth (reported in USD) even under extremely difficult market conditions and in a market that has shrinked. This is due not least to the Group's ability to adapt and offer services that match customers' requirements. The Management considers Satair to be a strong brand within aircraft maintenance and it believes that, with a corporate strategy that ensures the retention and expansion of the Group's attractive market position, Satair is ready to participate in the process of change that is already well under way. It is a major challenge to Satair's efficiency and creativity in the coming year, and it requires the introduction of several new competencies so as to cover a larger part of the value chain.

The Aftermarket Division expects revenue in 2003/04 to drop slightly below the level attained in 2002/03 due to the loss of a major distributorship. After allowing for this loss, the Division expects revenue growth despite expectations that sales in Asia/Pacific are not forecast to return to the pre-SARS levels until the second half.

The OEM Division expects fine revenue growth due to i.a. new service provider contracts won in France and the UK. The revenue forecast does not include any new major contracts.

This gives overall expectations of modest revenue growth in 2003/04, reported in USD. However, due to expectations of a drop in the average USD rate against the DKK, no growth is forecast for revenue reported in DKK. The highest growth rates are likely to occur in Europe.

Gross margins are expected to stay close to the year-earlier level. As the previously arranged currency hedging contracts have a lower exchange rate than the contracts signed in 2002/03, the gross profit will decline from the 2002/03 level.

Satair's costs are expected to drop some 5% due to cutbacks and the postponement of a number of projects.

As a consequence of the considerable uncertainty still prevailing within aviation, the Group expects a profit before tax and minorities in 2003/04 in the range of DKK 20 million. Tax is forecast at around 20%.

Cash flow from operations in 2003/04 is expected to rise beyond the level of 2002/03.

The above profit forecast may be affected both upwards and downwards by factors such as considerable changes in the market environment, the product portfolio, the USD rate or by acquisitions. At June 30, 2003 Satair had arranged cover of USD 25 million at an average rate of minimum 702 against the DKK.

Proposal for the Annual Shareholders' Meeting

The Board proposes to the Annual Shareholders' Meeting that the profit for the year, DKK 27.6 million, be distributed as follows:

	DKKm
A dividend of DKK 4 per share of DKK 20	8.5
Transfer to reserves in subsidiaries	12.0
Retained earnings	7.1
	27.6

The Board also proposes that it be granted authority lasting until the next Annual Shareholders' Meeting to arrange for the company to acquire treasury shares in an amount up to 10% of share capital and at the market price quoted at the time of acquisition with a deviation of up to 10%.

Shareholder relations


Performance of the Satair share and trade volumes
price
volume in shares
150
140
130
120
110
100
90
5,000
4,500
4,000
3,500
3,000
2,500
2,000
1,500
01-07-02
30-07-02
30-08-02
30-09-02
31-10-02
29-11-02
30-12-02
31-01-03
28-02-03
31-03-03
30-04-03
30-05-03
30-06-03
Monthly trading volumes in shares
KAX index, relative
Share price

The Satair share

The closing price of the Satair share was 108, reflecting a 19% decline from the opening price. In the same period, the Copenhagen Stock Exchange (CSE) All-Share Index dropped 6%.

This drop in share price in fiscal 2002/03 caused Satair's market cap to decrease from DKK 281 million in late June 2002 to DKK 228 million in late June 2003.

The total volume of Satair shares traded on the CSE in fiscal 2002/03 came to approx. 186,000, or some 9% of the total number of shares in the Group.

At the closing of the accounts, the share capital consisted of 2,115,073 shares in denominations of DKK20, representing a nominal value of DKK 42.3 million.

The Satair share is listed on the CSE, and the company only has one class of shares. The shares are negotiable instruments without restrictions in transferability and are issued to bearer. The share is registered on the CSE under Stock Code no. DK0010230390, abbreviation SAT.

Developments in Group share capital

	No. of shares	Denomi-nation (DKK)	Total share capital (DKK)
IPO in 1997	2,005,073	20	40,101,460
Issue of employee shares in 1997	50,000	20	1,000,000
Issue of employee shares in 2000	25,000	20	500,000
Issue of employee shares in 2002	35,000	20	700,000
Total at June 30, 2003	2,115,073		42,301,460

Shareholders

A total of 1,653 shareholders had effected name registration of their shares by June 30, 2003, representing 99.2% of the share capital. An estimated 20% of the share capital is held by investors outside Denmark.

Satair wishes to provide the best possible service to its shareholders with regard to information on developments in the Group, and shareholders are therefore encouraged to effect name registration of their shares in the company's Register of Shareholders.

Shareholders having filed ownership of 5% or more of the share capital:

Comir SA, 27 av. Etienne Audibert Z.I., 60305 Senlis, France (13.63 % of the share capital)

Bente and Lars Kornum, Prins Valdemarsvej 43, DK-2820 Gentofte (7.02% of the share capital)

Amagerbanken, Amagerbrogade 25, DK-2300 Copenhagen S (6.09% of the share capital)

In 2002/03 Satair acquired treasury shares in cover of the stock option plan established for members of the Executive Board and senior employees in 2001 (see description below). Satair's portfolio of treasury shares at year-end came to 30,000 shares, representing 1% of the share capital.

Members of the Board of Directors and Executive Board held a total of 4% of the share capital on June 30, 2003.

Dividend

It is Satair's policy to declare a dividend which reflects developments in the Group's earnings and financial situation, including its creditworthiness, cash requirement and outlook. At the present stage the Board intends to propose payment of an annual dividend representing about 30% of the profit for the year.

The Board therefore proposes to the Annual Shareholders' Meeting that a dividend be declared for fiscal 2002/03 amounting to DKK 4 per DKK 20 share, or 31% of the profit for the year.

The dividend will be paid out to shareholders automatically through the Danish Securities Centre just after the Annual Shareholders' Meeting.

Incentive schemes

It is a part of the Group's strategy to introduce incentive schemes in support of the creation of shareholder value. Satair's incentive schemes involve:

- employee shares
- stock options
- performance-related pay.

Satair has been offering employee shares on a regular basis - most recently in June 2002, when 35,000 new shares were sold. The employee shares, which are currently placed on trust, account for a total of 2.8% of the share capital. At the end of 2002/03, 84% of all Group employees held Satair shares, accounting for about 6% of the share capital.

In September 2001, Satair's Board of Directors decided to roll out a stock option plan for its Executive Board and senior employees involving the grant of a total of 100,000 stock options over a three-year period, or 4.9% of the share capital.

The first grant took place on September 13, 2001 and involved 30,000 stock options of which 4,000 went to the Executive Board and 26,000 to 24 senior employees. The strike price was 160 and the exercise period was 2002-2004.

The stock options may be exercised in full or in part for a period beginning 10 days after the announcement of the Earnings Release in 2003 and expiring 6 weeks later. In 2004, options may be exercised in a period from 10 days after the announcement of the Earnings Release 2003/04 and until September 30, 2004.

The stock option plan has no value at the current listed price.

Stock option programs at June 30, 2003

	Executive Board	Senior employees	Total
Outstanding at July 1, 2002	4,000	26,000	30,000
Exercised during the year	-	-	-
Granted during the year	-	-	-
Outstanding at June 30, 2003	4,000	26,000	30,000

Information policy and investor enquiries

Satair wishes to maintain a high and uniform level of information to analysts and shareholders in its efforts to help them feel well-informed of Group affairs and developments. Important elements in this process are the issue of stock exchange releases and annual reports, and the ongoing dialogue with the share market.

Enquiries concerning Satair from shareholders, analysts, investors, stockbrokers and other interested parties should be addressed to:

Satair A/S
Amager Landevej 147A
DK-2770 Kastrup

Contact: Anette Hagelsten, Executive Secretary
Tel.: +45 3247 0103
Fax: +45 3251 6650
E-mail: anh@satair.com.

Information about Satair is also available on the Group's website: www.satair.com

Annual Shareholders' Meeting

is held on October 29, 2003 at 5pm at the 'Sorte Diamant', Søren Kierkegaards Plads 1, DK-1214 Copenhagen K.

Important Stock Exchange Releases in 2002/03

2002	
September 11	Earnings Release for fiscal 2001/02
October 2	Appointment of new Group Vice President, Finance
October 30	Annual Shareholders' Meeting of Satair A/S
November 27	Report for 1Q ending September 30, 2002

2003	
February 27	Half Year Report for 2002/03
February 27	Review of Satair's strategy – 'New Horizons'
May 28	Report for 3Q ending March 31, 2003

Financial diary

October 29, 2003	Annual Shareholders' Meeting
November 18, 2003	Report for 1Q 2002/04
February 17, 2004	Half Year Report for 2003/04
May 18, 2004	Report for 3Q 2003/04
June 30, 2004	Closing of fiscal 2003/04

Financial review

Income statement

The Group posted a gross profit in 2002/03 of DKK 223.1 million against DKK 231.3 million in 2001/02. Despite revenue growth of USD 4 million (+3%), gross profit declined DKK 8.2 million (-4%) primarily due to a lower average USD rate (-14%) and a general pressure on gross margins in USD. On the other hand, reported in DKK margins increased from 18.1% to 19.9%, the reason being that all revenue is translated at average exchange rates for the year, whereas the cost of goods sold reflects exchange rate differences on goods purchased at different historical rates as well as considerable gains on foreign exchange contracts. Thanks to a focus on goods risking write-downs for obsolescence, the total adjustment for the year of slow-moving products fell considerably below previous expectations.

Staff costs rose DKK 3.4 million, or 3%, due to i.a. a reversal of provisions in 2001/02, small wage increases and lower exchange rates for the recognition of costs of subsidiaries. Another factor was special costs relating to redundancies.

Other costs rose DKK 1.0 million, or 1%. The item includes a total of DKK 2.5 million in realized losses on a couple of major trade debts. The figure reflects the cost reductions achieved during the year as a result of cost-saving measures and the recognition of costs of subsidiaries at lower exchange rates.

Against this background the Group posted a profit before financing (EBIT) of DKK 46.5 million, representing a decline of DKK 12.6 million from the year before.

Financing costs, net dropped DKK 3.5 million to DKK 13.5 million due to a positive cash flow and a reduction in floating interest rates, resulting in a profit before tax of DKK 33.0 million against the year-earlier level of DKK 42.0 million.

Ordinary tax costs for the year came to DKK 3.7 million, or 11% of profit before tax (27% in 2001/02). The decline in tax rate was due to a reduction in tax re foreign subsidiaries.

The share to minority shareholders of profit for the year declined to DKK 1.7 million due to a lower result in Satair Hardware Group in which these shareholders hold a 44% stake.

This brings the share to Satair A/S of profit for the year to DKK 27.6 million against DKK 22.7 million last year.

Balance sheet

Total assets increased DKK 5.8 million, primarily due to an increase in cash funds.

The OEM Division's inventories increased DKK 36.0 million to enable it to perform the above-mentioned major contracts, but as the Aftermarket Division achieved a sizeable reduction in inventory levels, the overall value of inventories declined DKK 3 million.

Payables increased DKK 49.3 million of which DKK 16.0 million relates to purchasing contracts signed to replenish the OEM Division's inventories. Also, the Group drew more heavily on its supplier credit terms late in the year.

Liabilities included a decline of DKK 11.8 million in interest-bearing bank debt due to the positive cash flow. The Group's credit facilities are as follows:

Fixed/ floating interest rate	Currency	Term to maturity	Drawing right at June 30, 2003 (DKKm)	Balance at June 30, 2003 (DKKm)
Fixed	DKK	1-5 yrs	50.0	50.0
Fixed	USD	1-5 yrs	37.1	37.1
Fixed	EUR	1-5 yrs	5.0	5.0
Fixed	GBP	1-5 yrs	15.0	15.0
			107.1	107.1
Floating	USD	0-1 yrs	36.4	(17.9)
Floating	DKK	0-5 yrs	324.8	123.4
Floating	EUR	0-1 yrs	14.6	5.0
Floating	SGD	0-1 yrs	1.8	0.6
Floating	GBP	0-1 yrs	2.7	0.0
Floating	CHF	0-1 yrs	0.0	(0.5)
			380.3	110.6
Total			487.4	217.7

Total unutilized drawing rights at June 30, 2003 thus stood at DKK 269.7 million (DKK 242.1 million at June 30, 2002).

The Group has also arranged a number of interest swap contracts:

Currency	Principal amount in currency	Satair receives	Satair pays	Market value at June 30, 2003 (DKKm)
USD	5.7 million	Fixed interest	Fixed interest	0.5
DKK	125.0 million	Floating interest	Fixed interest	(7.3)

Currency hedging transactions under current assets comprise the value of unrealized exchange rate gains on future forward and option contracts. Currency hedging transactions also appear under short-term financial liabilities where they reflect the liability in relation to interest swap contracts. The market value of these transactions is entered under shareholders' equity.

Statement of cash flows

The statement of cash flows shows a total positive cash flow from ordinary operations of DKK 60.7 million (DKK 33.2 in 2001/02). The increase is caused mainly by a rise in working capital resulting from a normalization of payment patterns among trade debtors, a reduction in trade receivables and increased drawings on supplier credit terms.

Cash flow from investments was negative in an amount of DKK 5.5 million and covers acquisitions of intangible and tangible fixed assets.

Cash flow from financing activities was negative in an amount of DKK 29.0 million and includes dividend to the shareholders of Satair A/S for fiscal 2001/02, the acquisition of treasury shares in cover of stock option program and repayments of long-term loans.

Risk management

Financial and commercial risks

Satair's business transactions involve a variety of commercial and financial risks that may affect the value of the Group's assets and liabilities as well as the level of its future earnings and payment flows. Below is an outline of the most important of these risks.

Currency risks

The majority of Satair's transactions are in foreign currency, and the value of some of the Group's assets and liabilities are also determined in foreign currency. As a result, its financial position and earnings capacity are strongly affected by changes in exchange rates.

As the market has always settled transactions in USD, this has also become Satair's main invoicing currency. Purchases are also primarily in USD, whereas only a minor part of operating costs is incurred in this currency. Satair's most important balance sheet items are also valued on the basis of foreign currencies of which the USD is the most important.

The Group's estimated exchange requirement (USD into DKK) in the coming fiscal year ranges between USD 20 million and 25 million. This means that, in the absence of hedging arrangements in the form of forward contracts, each 10-point change in the rate of the USD will affect the Group's profit before tax in an amount of between DKK 2.0 and 2.5 million. The table below shows a five-year record of the performance of the USD on an end-of-month basis.

As it is based in Denmark, Satair has no possibility of eliminating its exposure to long-term exchange rate risks without fundamentally changing its corporate structure. However, the use of the Euro as an invoicing currency is likely to grow, and this is likely to gradually mitigate Satair's exchange rate risk.

It is Satair policy to reduce its exposure to exchange rate fluctuations by means of currency hedging transactions covering its estimated exchange requirement for the next 12 months. Thus, full cover must be arranged for the net currency position at closing date, and there must be active management of exchange rate risks in relation to future earnings.

Satair uses currency hedging only when this is justified by commercial considerations and never engages in speculative currency transactions.

Development of the USD/DKK rate

July 1, 1998 - June 30, 2003



900
800
700
600
Jul 98
Sep 98
Dec 98
Mar 99
Jun 99
Sep 99
Dec 99
Mar 00
Jun 00
Sep 00
Dec 00
Mar 01
Jun 01
Sep 01
Dec 01
Mar 02
Jun 02
Sep 02
Dec 02
Mar 03
Jun 03

Satair A/S' net currency position in USD and the hedging contracts thereon at June 30, 2003 were as follows:

	USDm
Monetary assets	4.9
Monetary debt items	(9.5)
Net currency position	4.6
Hedging thereof:	
Forward contracts (average price: 723)	5.0
Currency option contracts (minimum rate: 697)	20.0
Hedging of future earnings	29.6

Forward cover has been arranged at an average USD/DKK rate of 702.

Risks on inventories
The Group considers warehousing of distribution products to be an important competitive parameter. In addition to distribution products Satair also carries inventories of goods procured on the basis of specific or expected orders from customers.

It is a general characteristic of sales in the industry that they involve a very high number of part numbers of which a large group is sold relatively rarely. This increases the risk of obsolescence, and in its business model the Group has therefore made allowances for obsolescence being a part of the cost side of distribution in aviation.

To guard against the risk of obsolescence on inventories, Satair has made arrangements with some of the manufacturers of distribution products for a return privilege on slow-moving products or products that have become obsolete due to the launch of new versions. The Group endeavors to apply global inventory management for distribution products at all locations so as to minimize total inventory levels and reduce the risk of obsolescence.

According to Satair's accounting policies, write-downs for obsolescence are made for products not traded in the past 12, 24, and 36 months, by 50%, 75%, and 100% respectively. Moreover, write-downs are effected on the basis of individual assessments where the book value is seen to exceed the net realization value.

The policy for write-downs for obsolescence is different in Satair Hardware Group, building upon consumption trends and sales contracts concluded. This policy is better suited to the salability pattern contained in the business model of the OEM Division and takes account of the special requirements of this Division in relation to the building-up of inventories to meet expected demand.

Trade risks
Satair's sales to customers worldwide are settled primarily on open-account terms, but also by letter of credit or advance payment, and this requires a special debtor management system. Satair's long-term market presence and its resulting in-depth knowledge of customers, combined with effective follow-up procedures, have enabled the company to keep its exposure to bad debts among spare parts customers at a modest level throughout.

Satair's accounting policies require provisions to be made for bad and doubtful debts on the basis of individual assessments and an age criterion. Moreover, a general provision is made for risks related to losses on major customers

Interest risks
The Group's interest-bearing net debt amounts to DKK 217.7 million of which DKK 107.1 million carries a fixed rate of interest. By means of interest swap agreements a de facto fixed rate of interest has been arranged for a further amount of DKK 125.0 million.

In that way Satair has eliminated the short-term risk of interest rate fluctuations.

The competitive environment
Satair's competitiveness differs widely and depends on the individual market and product. Distribution rights in a given product hinge on Satair's ability to constantly optimize sales of a manufacturer's products. There is a strong consolidation trend within the distribution of spare parts for aircraft, and some manufacturers are preparing for a penetration of the part of the supply chain to which Satair belongs. Although Satair has natural competitive advantages in the form of economies of scale, the consolidation trend nevertheless entails risks as well as opportunities.

Customers and suppliers
Satair's sales go to more than 2,500 customers worldwide. The ten largest customers account for 20-25% of revenue, with no single customer contributing more than 5% of revenue. With its broad customer portfolio Satair considers it unlikely that a major customer will withdraw its entire business from the Group in the short term.

Satair has about 20 major suppliers of whom the largest contributes some 15% of total Group purchases, with the ten largest suppliers accounting for a total of 68% of Group purchases. None of the contracts with suppliers are interminable over a long term. No single supplier is believed to constitute a threat to Satair's survival and long-term earnings in the event of a cessation of the business relationship, although the loss of one of the largest suppliers will cause a considerable drop in earnings in the short term.

Definitions of key figures

The key figures appearing on p. 2 are calculated in accordance with the recommendations of the Danish Society of Financial Analysts:

Gross margin:	$\frac{\text{Gross profit x 100}}{\text{Net revenues}}$
Profit ratio:	$\frac{\text{Profit before financing x 100}}{\text{Net revenues}}$
Return on assets:	$\frac{\text{Profit before financing x 100}}{\text{Average balance sheet total}}$
Return on equity:	$\frac{\text{Profit after tax and minority interests x 100}}{\text{Average shareholders' equity less minority interests}}$
Equity ratio:	$\frac{\text{Shareholders' equity at year-end less minority interests x 100}}{\text{Balance sheet total at year-end}}$
Earnings per DKK20 share:	$\frac{\text{Profit after tax and minority interests}}{\text{Average no. of shares}}$
Cash flow per DKK20 share:	$\frac{\text{Cash flow from operations}}{\text{Average no. of shares}}$
Book value per DKK20 share:	$\frac{\text{Shareholders' equity at year-end less minority interests}}{\text{Average no. of shares at year-end}}$
Dividend per DKK20 share:	$\frac{\text{Rate of dividend x 20}}{\text{100}}$
Market cap/book value:	$\frac{\text{Market cap at year-end}}{\text{Shareholders' equity at year-end}}$
Price/earnings ratio:	$\frac{\text{Share price at year-end}}{\text{Earnings per share}}$
Market cap:	Share price at year-end x no. of shares at year-end

Corporate governance

Satair strives to meet high standards in relation to corporate governance. The Board of Directors reviews the framework and principles of the Group's overall management practices on an ongoing basis as part of its endeavors to achieve operational excellence and ensure added value for the shareholders in the long term.

Shareholders and interested parties

Satair emphasizes the presentation of open and relevant information to the Group's shareholders and other interested parties and is constantly on the lookout for ways to improve communication and new applications of IT. A new version of the Group's website will be introduced in the fall of 2003 to simplify access to information about Satair.

Satair has one class of shares only, and there are no privileges or restrictions attached to any of its shares. Each share of DKK20 gives its holder one vote.

The Board of Directors

The duties of the Board of Directors are generally laid down by law. They include the handling of the overall management of Satair and the formulation of objectives and strategies. The Board also performs overall supervision of the Group's activities and checks that it is managed in a responsible manner and with due regard to Danish legislation and the Articles of Association. The Board's duties are defined in its Order of Business which is revised to match the requirements of the Group as and when required.

According to the Group's Articles of Association, the Annual Shareholders' Meeting elects three to six members of the Board. The Board currently has nine members of whom six have been elected by the Annual Shareholders' Meeting and three are employee representatives. The former group of members sits for a term of two years and may be reelected, whereas the latter members sit for a term defined in pursuance of the provisions of the Danish Companies Act.

When the Board proposes new candidates for membership of the board, it does so only after a careful assessment of the knowledge and professional experience needed to ensure the presence on the Board of all the necessary competencies. It was in keeping with this principle that, a couple of years ago, it was deemed appropriate to allow the Group's international activities to be reflected in the composition of its Board. Consequently, the Group now has two non-Danish board members, from France and the USA respectively.

The Board appoints a Chairman from among its members.

See on p. 19 for a profile of the individual board members.

The Board usually meets six times a year, and one of the meetings involves an in-depth discussion and determination of the Group's management strategy. The Board may also meet in between the ordinary meetings as and when required.

The Board regularly regularly receives briefings on the Group's affairs – and these briefings include a monthly report.

Members of the Board receive a fixed, annual amount in emolument, to be determined by the Annual Shareholders' Meeting. In fiscal 2002/03, ordinary members received DKK 75,000 and the Chairman received DKK 225,000.

The Executive Board

The Executive Board is employed by the Board of Directors that also lays down the terms of employment. The Executive Board is responsible for the day-to-day running of the Group, including the development of its activities and operations, earnings and internal affairs. The Board assigns powers and responsibilities to the Executive Board in pursuance of the Board's Order of Business.

Minimum once a year, the Chairman of the Board and the Chief Executive Officer sit down together to review cooperation between Board of Directors and Executive Board and to discuss the procedure to apply to the Executive Board's reports to the Board and the nature thereof.

The employment terms of the Executive Board, including severance terms, are believed to follow general practice in the area.

There is no overlapping of members of Board of Directors and Executive Board, and none of the Board members are involved in the day-to-day management of the Group.

Risk management

Among the Board's supervisory responsibilities is the duty to ensure that the Group has an effective risk management system, identifies all significant risks, builds up systems of risk management, and prepares a risk policy and framework. The policies of operational and financial risk management are decided by the Board, and the updates on important risks are included in the regular reports to the Board. In connection with the approval of the Annual Report the Board performs an evaluation of the Group's risk management and the policies adopted. The Group's risk management activities are described in 'Risk management'.

Incentive schemes

To enhance the creation of value in the Group, a stock option plan was rolled out in September 2001 for the Executive Board and senior employees. The program is described in 'Shareholder relations'.

Shareholder agreements

The Group management is not aware of the existence of any agreements between holders of Satair shares concerning, or based upon, their holdings of shares in Satair A/S.

Management

Board of Directors

N.E. Nielsen, born 1948
Attorney-at-law
Chairman
Joined the Board in 1994

Chairman of the Board of:
Amagerbanken Aktieselskab
Ambu International A/S
Charles Christensen Holding A/S
Danica-Elektronik A/S
Danish Supply Corporation A/S
Gammelrand Skærvefabrik A/S
GPV Industri A/S
Mezzanin Kapital A/S
National Industri A/S
Preben Olsen Automobiler A/S
Dampskibsselskabet Torm A/S

Member of the Board of:
Audio Holding A/S
Cimber Air A/S
Kongskilde Industries A/S
Weibel Scientific A/S

Dorte Sonne Ekner, born 1969
Accounting Coordinator
Elected by the employees
Joined the Board in 2002

Holger Elbek, born 1939
President
Joined the Board in 1992

Christian Haas, born 1948
President, Comir SA, France
Joined the Board in 1998

Richard Haas, born 1941
President, Russell Associates Inc., USA
Joined the Board in 2000

Lene Sussl Hansen, born 1957
IT System Specialist
Elected by the employees
Joined the Board in 2002

Per Iversen, born 1957
Business Development Manager
Elected by the employees
Joined the Board in 1997

Finn Rasmussen, born 1949
President
Joined the Board in 1997

Carsten L. Sørensen, born 1952
President
Joined the Board in 1996

Executive Board

John Stær, born 1951
President & CEO
Joined Satair in 1994

Chairman of the Board of:
Gerhardt International A/S

Member of the Board of:
Ambu International A/S
K.B. Holding af 1/8 1988 A/S

Corporate Management

John Stær,
President & CEO

Bethina Hamann,
Group Vice-President, Finance

Morten Olsen,
Group Vice-President, Sales

Jens P. Pedersen,
Group Vice-President,
Product Marketing & Business Development

Jørgen Østervang Pedersen,
Group Vice-President, Logistics

Rod Scott, President
Satair Hardware Group Ltd.

Accounting policies

The Annual Report 2002/03 of Satair A/S has been prepared in accordance with the provisions applying to class D enterprises under the Danish Financial Statements Act, Danish accounting standards and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

Changes in accounting policies

As a result of the new Danish Financial Statements Act the accounting policies have been changed in the following areas:

- Derivative financial instruments are measured at fair value and are included in forward contracts. Changes in the fair value of derivative financial instruments designated as hedges of future assets or liabilities are recognized in shareholders' equity until realization of the hedged item. Previously the value of derivative financial instruments designated as hedges of future assets and liabilities were not recognized in the balance. This change in accounting policies causes a DKK 3 million decline in shareholders' equity at June 30, 2003 (an increase of DKK 5 million at June 30, 2002), and an increase in forward contracts (liability, DKK 4 million) and deferred tax (asset, DKK 1 million).
- Proposed dividend is recognized as a separate item under shareholders' equity until shareholder approval has been given at the Annual Shareholders' Meeting (time of declaration), whereupon it will be recognized as a liability. Previously, dividend proposed, but not yet approved by the shareholders, was recognized under short-term debt. This change in accounting policies causes a DKK 8 million increase in shareholders' equity at June 30, 2003 (DKK 8 million at June 30, 2002) and a corresponding decline in short-term financial liabilities.

The overall effect of the changes in accounting policies to both parent company and the Group is a DKK 5 million increase in shareholders' equity and a DKK 1 million increase in balance sheet total. The changes do not affect the consolidated profit and cash flows.

The comparative figures and financial highlights and key figures have been restated in accordance with the change in accounting policies.

Goodwill is recognized as an asset in connection with future business combinations against the previous policy of writing it down directly over shareholders' equity.

In addition to the above changes in accounting policies, the description of accounting policies has been adapted to the terminology used in the new Danish Financial Statements Act. Furthermore, changes have been made to the presentation of income statement, balance sheet, the names of accounting items and the notes.

Except for the above areas, the accounting policies applied are consistent with those of last year.

Recognition and measurement

Income is recognized in the income statement as earned, including value adjustments of financial assets and liabilities measured at fair value or amortized cost. Also recognized in the income statement are costs incurred to generate the period's earnings including depreciation, amortization, impairment and provisions as well as reversals resulting from changes in accounting estimates of amounts previously recognized in the income statement.

Assets are recognized in the balance when it is probable that future economic benefits will flow to the Group and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic benefits from the Group is probable and the value of the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

In recognizing and measuring assets and liabilities, any predictable gains, losses and risks occurring prior to the presentation of the annual report that confirm or invalidate conditions existing at the balance sheet date are taken into account.

In the preparation of the annual report, the measurement and presentation currency used is DKK, thereby causing all other currencies to be considered foreign currency.

Consolidated financial statements

The consolidated financial statements comprise the parent company, Satair A/S, and subsidiaries in which the parent company directly or indirectly holds the majority of voting rights or which it in some other way controls.

The consolidated financial statements are prepared based on the financial statements of the parent company and the subsidiaries by consolidating uniform accounting items. The financial statements used for the annual report of the Group have been prepared in accordance with the Group's accounting policies.

On consolidation, intra-group income and expenses, shareholdings, dividends and balances, and realized and unrealized gains and losses on intra-group transactions are eliminated.

Subsidiaries acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. On the acquisition of subsidiaries the purchase method is applied. Any difference between the cost of an acquisition and the Group's share of the net asset value of the acquired enterprise at the date of acquisition as calculated in accordance with the Group's accounting policies is distributed upon the individual assets and liabilities of the acquired enterprise on the basis of their fair value. Any remaining difference (group goodwill) is recognized as an intangible fixed asset and amortized over the individually estimated useful life of the asset. Negative differences which set off anticipated future losses or costs in the acquired enterprise are included in the balance and recognized in the income statement as the losses or costs are realized.

Enterprises disposed of or liquidated are recognized in the consolidated financial statements until the date of disposal. Any gains or losses on the disposal or liquidation of enterprises in relation to the carrying amount at the date of disposal are entered in the income statement.

The comparative figures are not restated for acquisitions, disposals or liquidations.

The proportionate shares of the subsidiaries' results and shareholders' equity which can be attributed to minority interests are adjusted and are stated as separate items in income statement and balance.

Leasing
Services provided in connection with operational leasing are recognized in the income statement for the duration of the leasing period.

Foreign currency translation
On initial recognition, transactions denominated in foreign currencies are translated at the exchange rates at the transaction date. Gains and losses arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement.

Receivables, payables and other monetary items denominated in foreign currencies which are not settled at the balance sheet date are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the transaction date is recognized in the income statement.

On recognition of foreign subsidiaries, balance sheet items are translated at the exchange rates at the balance sheet date and income statement items are translated at average exchange rates. Foreign exchange differences arising on the translation of opening shareholders' equity in foreign subsidiaries at average exchange rates, and foreign exchange differences arising on the translation of income statement items at average exchange rates and of balance sheet items at the exchange rates at the balance sheet date are recognized directly in shareholders' equity.

Derivative financial instruments
Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in forward contracts. The fair value of interest swaps is calculated as the net present value of anticipated future cash flows. The fair value of forward contracts and option contracts are determined by the application of the exchange rates at the balance sheet date of the forward contracts and option contracts, respectively

Changes in the fair value of derivative financial instruments qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with any changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments qualifying for recognition as a hedge of future transactions involving purchases and sales in foreign currency are recognized in shareholders' equity under retained earnings. If the anticipated future transaction involves the recognition of assets and liabilities, amounts deferred under shareholders' equity will be transferred from shareholders' equity and included in the acquisition cost of the asset or liability, respectively. Other amounts deferred under shareholders' equity are released to the income statement for the period in which the hedged item affects the income statement.

Corporation tax and deferred tax
Tax on profit for the year consists of current tax and deferred tax for the year, the effect on deferred tax of changes in tax rates, and adjustments of current tax relating to previous years. Such part of tax for the year as is attributable to items directly under shareholders' equity is taken directly to shareholders' equity.

Current tax is calculated at the tax rate applicable for the year. Deferred tax is measured according to the tax rules and at the tax rates applicable in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax.

Current tax payable and receivable is recognized in the balance sheet as tax computed on the taxable income for the year, adjusted for tax on the taxable income of prior years and for tax paid on account.

Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Adjustment is made to deferred tax relating to unrealized intra-group profits and losses.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity.

Income statement

Revenue
Revenue comprises invoiced sales of goods and services made during the year and is recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place by year-end. Revenue is measured ex discounts directly related to the sales.

Cost of goods sold
Cost of goods sold comprises the cost of commercial products consumed to achieve the revenue for the year as well as realized and unrealized exchange rate adjustments, price adjustments to fair value of other financial instruments, and price adjustments to similar items.

Staff costs
Staff costs include wages and salaries and pension costs for the Group's employees as well as other staff-related costs.

Other costs
Other costs comprise the costs of sales, advertising, administration, operational leasing, rental of premises, etc.

Depreciation and impairment
Depreciation and impairment comprise depreciation and impairment for the year of fixed assets.

Profits/losses from investments in subsidiaries
The proportionate share of the result before tax of the individual subsidiary is recognized in the parent company's income statement after full elimination of intra-group profits/-losses and less amortization of group goodwill.

The share of the taxes of subsidiaries is recognized as tax on profit/loss for the year.

Interest income and expense and similar items
Financial income and expense comprise interest income and expense.

Balance sheet

Intangible fixed assets
IT software and development costs are recognized as assets provided that there is sufficient assurance that the value in use of future earnings can cover the related costs.

IT software and development costs are measured at cost less accumulated amortization and impairment. The amortization period is 4 and 7 years, respectively. The 7-year amortization period is determined on the basis of strategic considerations concerning the central ERP system and applies only to this system.

Tangible fixed assets
Tangible fixed assets are measured at cost less accumulated depreciation and impairment. Land is not depreciated.

Cost comprises the purchase price and any costs directly attributable to the acquisition of the asset until the date when it is available for use. Borrowing costs are not recognized.

Depreciation calculated as cost less any residual value is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Office and warehouse buildings	30/50 years
IT hardware	3 years
Operating and office equipment	7 years

The 7-year depreciation period is based on experience with regard to the duration of the period in which such assets are in use.

Acquisitions costing less than DKK 10,000 are expensed in the income statement in the year of acquisition.

Gains and losses on the disposal of tangible fixed assets are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. Gains or losses are recognized in the income statement under other costs.

Impairment of intangible and tangible fixed assets
The carrying amount of the Group's intangible and tangible fixed assets is reviewed regularly to look for any indication that an asset may be impaired beyond what is reflected by the current impairment. When such an indication exists, the recoverable amount of the asset is assessed and the carrying amount is fixed at the lower of recoverable amount and carrying amount. The recoverable amount is fixed at the higher of expected net selling price and expected value in use of the asset.

Financial fixed assets
Investments in subsidiaries are measured in the parent company's balance sheet according to the equity method at the proportionate share of the enterprises' book value calculated in accordance with the parent company's accounting policies minus or plus unrealized intra-group profits and losses and plus or minus the residual value of positive or negative group goodwill calculated under the purchase method.

Net revaluation of investments in subsidiaries is transferred to the reserve for net revaluation in shareholders' equity according to the equity method to the extent that the carrying amount exceeds the cost of acquisition less group goodwill amortization.

Commercial products

Inventories of commercial products (aircraft spare parts) are recognized at acquisition cost on the basis of the lower of average acquisition cost and net realizable value. Net realizable value is measured on the basis of an individual assessment. Write-downs for obsolescence are made on aircraft spare parts, especially on slow-moving products.

The acquisition cost of commercial products is measured at purchase price plus delivery costs.

Receivables

Receivables are recorded in the balance at amortized cost. For short-term non-interest-bearing receivables and receivables with a floating interest this usually corresponds to the nominal value. Receivables are written down to the lower of net realizable value and cost. Net realizable value is stated on the basis of an individual assessment of receivables items. A general write-down is also made on receivables relating to sales of goods and services on the basis of the Group's experience in this field.

Shareholders' equity

Dividend is recognized as a liability at the date when it is adopted at the annual shareholders' meeting. The proposed dividend payment for the year is disclosed as a separate item under shareholders' equity.

The acquisition of treasury shares is recognized at cost in shareholders' equity. The proceeds of sales of treasury shares and dividend payments received are also recognized in shareholders' equity.

Provisions

Provisions are recognized when, as a result of events happening before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there may be an outflow of economic benefits to settle the obligation.

Provisions are made for pension liabilities for which no insurance cover has been arranged. Pension liabilities are stated as the net present value of the expected future benefits attributed under the scheme.

Financial liabilities

Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid. In subsequent periods, the amounts are measured at amortized cost, meaning that the effective interest rate is recognized in the income statement over the term of the loan.

Other financial liabilities comprise trade payables, amounts owing to subsidiaries and other debt and are measured at amortized cost which, for these items, usually corresponds to the nominal value.

Other debt mainly consists of liabilities in relation to holiday pay, taxes and duties, and interest.

Statement of cash flows

The statement of cash flows is presented under the indirect method and shows the Group's cash flows for the year from operating, investing and financing activities, the year's changes in cash at bank and in hand, and cash at bank and in hand at the beginning and end of the year.

Cash flow from operating activities

Cash flows from operating activities are calculated as the profit/loss for the year before depreciation and adjusted for changes in working capital, interest payments made and received, and corporate tax paid.

Cash flow from investing activities

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of fixed assets.

Cash flow from financing activities

Cash flows from financing activities comprise cash flows to and from shareholders, and the raising and repayment of long-term financial liabilities.

Cash at bank and in hand

Cash at bank and in hand comprises cash less short-term debt to banks.

The statement of cash flows cannot be derived solely from the published financial statements.

Segment information

Information is provided by business segments and geographical segments. The Group's primary activities are divided into the Aftermarket and OEM segments. Segment information follows the Group's accounting policies and internal financial control.

The business segment is the Group's primary segment, the geographical segment being its secondary segment. Information on geographical markets is given only in the form of revenue.

In view of its activities, the parent company does not provide segment information in its accounts.

Incentive schemes

The Executive Board and a number of senior employees are covered by a stock option program. The most important terms and conditions of the program are stated in the Review of Operations. The income statement is not affected by the program.

In the tables, brackets indicate negative values or deduction items. Unless otherwise indicated, all amounts are stated in DKK '000.

Signatures and Auditors' report

The Board of Directors and the Executive Board have considered and approved the Annual Report for the fiscal year July 1, 2002 - June 30, 2003 of Satair A/S.

The Annual Report has been prepared in accordance with the provisions of the Danish Financial Statements Act, Danish accounting standards, and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

We believe the chosen accounting policies to be appropriate, and in our opinion the Annual Report gives a true and fair view of the Group's and the Parent Company's assets and liabilities, financial position and profit for the year, and of the consolidated cash flows.

We recommend to the Annual Shareholders' Meeting that it approve the Annual Report 2002/03.

Kastrup, September 10, 2003

Executive Board

John Stær

Board of Directors

N.E. Nielsen (chairman)	Dorte Sonne Ekner	Holger Elbek
Christian Haas	Richard Haas	Lene Sussi Hansen
Per Iversen	Finn Rasmussen	Carsten L. Sørensen

Auditors' report

To the shareholders of Satair A/S

We have audited the Annual Report of Satair A/S for the financial year 2002/03.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at 30 June 2003 of the Group and the Parent Company and of the results of the Group and the Parent Company's operations and the Group's cash flows for the financial year 2002/03 in accordance with the Danish Financial Statements Act and the financial reporting requirements of the Copenhagen Stock Exchange.

Copenhagen, September 10, 2003

PricewaterhouseCoopers

Carsten Ehlers
state authorized Public Accountant

Allan Vestergaard Andersen
state authorized Public Accountant

Grant Thornton
State-authorized Audit Company

Erik Stener Jørgensen
state authorized Public Accountant

Income statement

for the period July 1, 2002 – June 30, 2003 (DKK '000)

Parent company				Group	
2001/02	2002/03	Note		2001/02	2002/03
612,512	591,150	1	Net revenue	1,276,567	1,122,871
(531,594)	(483,767)	2	Cost of goods sold	(1,045,262)	(899,780)
80,918	**107,383**		**Gross profit**	**231,305**	**223,091**
381	473		Gross profit on sale and leasing of real estate	-	
(46,134)	(55,923)	3	Staff costs	(106,223)	(109,646)
(5,930)	(5,565)	4	Other costs	(56,324)	(57,257)
29,235	**46,368**		**Profit before depreciation (EBITDA)**	**68,758**	**56,188**
(6,997)	(6,919)	8	Depreciation and impairment	(9,673)	(9,722)
22,238	**39,449**		**Profit on primary operations (EBIT)**	**59,085**	**46,466**
31,886	10,683	9	Profit on investments in subsidiaries	-	
3,900	3,675	5	Financial income	563	1,196
(27,699)	(23,793)	6	Financial costs	(17,599)	(14,651)
30,325	**30,014**		**Profit before tax**	**42,049**	**33,012**
(7,662)	(2,407)	7	Tax on profit for the year	(11,257)	(3,710)
22,663	**27,607**		**Profit for the year**	**30,792**	**29,302**
-			Share to minority shareholders of profit for the year	(8,129)	(1,695)
22,663	**27,607**		**Share to Satair A/S of profit for the year**	**22,663**	**27,607**

Balance sheet

At June 30, 2003 (DKK '000)

Parent company				Group	
30/6 2002	30/6 2003	Note	**Assets**	30/6 2002	30/6 2003
		8	**Intangible fixed assets:**		
18,772	16,210		IT software and development costs	18,772	16,210
18,772	**16,210**			**18,772**	**16,210**
		8	**Tangible fixed assets:**		
24,205	23,504		Land and buildings	24,205	23,504
1,405	980		Other plant, operating equipment, etc.	9,944	8,075
25,610	**24,484**			**34,149**	**31,579**
			Financial fixed assets:		
322,352	295,528	9	Investments in subsidiaries	-	
322,352	**295,528**			-	
366,734	**336,222**		**Fixed assets**	**52,921**	**47,789**
			Current assets:		
			Inventories		
121,991	107,392		Commercial products	372,651	369,950
1,291	1,793		Advance payments	2,120	1,793
123,282	**109,185**			**374,771**	**371,743**
			Receivables:		
78,355	77,082		Receivables from sales and services	198,901	181,831
45,678	17,480		Amounts owing from subsidiaries	-	
2,943	2,530	7	Deferred tax assets	25,825	24,769
2,398	1,715		Other receivables	9,918	15,186
9,526	9,999		Forward contracts	9,526	10,032
590	1,061	10	Prepayments	2,235	1,988
139,490	**109,867**			**246,405**	**233,806**
9,114	**29,428**		**Cash at bank and in hand**	**18,618**	**45,170**
271,886	**248,480**		**Current assets**	**639,794**	**650,719**
638,620	**584,702**		**Assets**	**692,715**	**698,508**

Parent company 30/6 2002	Parent company 30/6 2003	Note	Liabilities	Group 30/6 2002	Group 30/6 2003
			Shareholders' equity:		
42,301	42,301		Share capital	42,301	42,301
99,524	73,142		Net revaluation reserve (equity method)	-	
438	438		Premium on issue	438	438
-	(3,893)		Treasury shares	-	(3,893)
5,011	(2,770)		Fair value of financial instruments	5,011	(2,770)
56,875	77,228		Retained earnings	156,399	150,370
8,320	8,460		Proposal for dividend for 2002/03	8,320	8,460
212,469	**194,906**	**11/12**	**Share to Satair A/S' of shareholders' equity**	**212,469**	**194,906**
-			Share to minorities of shareholders' equity	40,570	39,033
212,469	**194,906**		**Shareholders' equity**	**253,039**	**233,939**
			Provisions:		
1,837	1,817		Pension liabilities	1,837	1,817
1,837	**1,817**		**Provisions**	**1,837**	**1,817**
			Long-term financial liabilities:		
155,000	155,000		Banks	245,784	233,146
-			Other debt	45	
155,000	**155,000**	**13**	**Long-term financial liabilities**	**245,829**	**233,146**
			Short-term financial liabilities		
316		13	Long-term debt due within 1 year	3,172	3,751
15,760			Bank debt	25,697	25,971
-			Advance payments from customers	2,979	1,987
39,059	67,121		Payable to suppliers	114,710	164,005
202,653	148,880		Payable to subsidiaries	-	
1,209	1,774	7	Corporate tax	27,869	6,367
10,269	11,247		Other debt	17,535	23,568
48	3,957		Forward contracts	48	3,957
269,314	**232,979**		**Short-term financial liabilities**	**192,010**	**229,606**
424,314	**387,979**		**Financial liabilities**	**437,839**	**462,752**
638,620	**584,702**		**Liabilities**	**692,715**	**698,508**

16 Pledges and security

17 Contingent liabilities

18 Lease commitments

19 Transactions with related parties

Statement of Group cash flows

for the period July 1, 2002 – June 30, 2003 (DKK '000)

Note		2001/02	2002/03
	Profit before depreciation	68,758	56,188
	Financial payments	(16,498)	(13,454)
	Corporate tax paid	(18,315)	(21,570)
15	Movements in working capital	(731)	39,546
	Cash flow from ordinary operations	**33,214**	**60,710**
12	Acquisition of subsidiaries	(14,581)	
	Investments in intangible and tangible fixed assets	(7,577)	(6,635)
	Sales of tangible fixed assets	717	171
	Cash flow from investments	**(21,441)**	**(6,464)**
	Dividend to shareholders of Satair A/S and minorities	(14,473)	(12,392)
	Acquisition of treasury shares	-	(3,893)
	Increase of shareholders' equity	845	
	Raising of long-term debt	215,000	
	Repayments on long-term debt	(14,134)	(12,683)
	Cash flow from financing	**187,238**	**(28,968)**
	Total cash flows	**199,011**	**26,278**
	Cash at bank and in hand less short-term bank debt at July 1	(206,090)	(7,079)
14	**Cash at bank and in hand less short-term bank debt at June 30**	**(7,079)**	**19,199**

Notes to the accounts

Business areas – Primary segment

2001/02					2002/03		
Aftermarket	OEM	Group			Aftermarket	OEM	Group
			Note 1:	**Segment information**			
898,749	401,148	1,299,897		Net revenue	834,197	305,321	1,139,518
5,700	17,630	23,330		Intra-group revenue	5,501	11,146	16,647
893,049	383,518	1,276,567		External revenue	828,696	294,175	1,122,871
137,708	93,597	231,305		Gross profit	153,599	69,492	223,091
23,670	35,415	59,085		Profit on primary operations	31,885	14,581	46,466
15,404	26,645	42,049		Profit before tax	26,199	6,813	33,012
12,317	18,475	30,792		Profit for the year	25,450	3,852	29,302
97,648	6,908	52,921		Fixed assets	92,106	5,361	47,789
234,715	204,961	439,676		Liabilities	271,638	192,931	464,569

Geographical – Secondary segment

Parent company				Group	
2001/02	2002/03			2001/02	2002/03
			Net revenue		
405,320	370,293		Europe	747,573	622,598
62,194	58,141		North and South America	187,106	157,396
105,577	100,999		Asia/Pacific	301,463	280,774
39,421	61,717		Middle East and Africa	40,425	62,103
612,512	591,150			1,276,567	1,122,871
		Note 2:	**Exchange rate adjustments and discounts on forward contracts**		
47,907	28,940		Exchange rate adjustments	15,347	10,658
(7,385)	20,044		Realized gains/(losses) on forward contracts	(7,550)	20,057
2,416	7,632		Unrealized gains/(losses) on forward contracts	2,416	7,958
42,938	**56,616**			**10,213**	**38,673**
			To be allocated as follows:		
			Exchange rate adjustments, net		
42,515	55,962		(recognized under cost of goods sold)	9,896	38,055
			Discounts on forward contracts, etc.		
423	654		(recognized under financing)	317	618
42,938	**56,616**			**10,213**	**38,673**
		Note 3:	**Staff costs**		
40,660	49,665		Wages, salaries and emoluments	90,650	93,513
2,049	2,404		Pensions	3,928	4,151
763	810		Other social security costs, etc.	4,911	3,961
2,662	3,044		Other staff-related costs	6,734	8,021
46,134	**55,923**			**106,223**	**109,646**
2,627	2,627		Salaries and other payments to Executive Board (parent company)	2,627	2,627
825	825		Emoluments to Board of Directors (parent company)	825	825
118	123		Average no. of employees	290	282

Parent company 2001/02	Parent company 2002/03			Group 2001/02	Group 2002/03
		Note 4:	**Fees to auditors appointed at the Annual Shareholders' Meeting**		
400	425		Audit fee, PricewaterhouseCoopers	1,240	1,385
550	475		Fee for other services, PricewaterhouseCoopers	570	745
70	70		Audit fee, Grant Thornton	70	70
		Note 5:	**Financial income**		
3,332	2,547		Interest received from subsidiaries	-	
568	1,128		Other interest income, etc.	563	1,196
3,900	**3,675**			**563**	**1,196**
		Note 6:	**Financial costs**		
(16,732)	(16,115)		Interest, etc., paid to subsidiaries	-	
(10,967)	(7,678)		Other interest expense, etc.	(17,599)	(14,651)
(27,699)	**(23,793)**			**(17,599)**	**(14,651)**
		Note 7:	**Tax for the year**		
-			Estimated tax on the taxable income for the year	28,083	603
(8,223)	239		Adjustment of deferred tax for the year	(13,015)	872
937	174		Adjustment of deferred tax re previous years	(102)	184
(2,148)	3,335		Adjustment of deferred tax over shareholders' equity	(2,148)	3,335
672	38		Adjustment of tax owing re previous years	(1,561)	(1,284)
20,019	(76)		Tax in subsidiaries	-	
(3,595)	(1,303)		Share to minority shareholders of tax in subsidiaries	-	
7,662	2,407			11,257	3,710
			Breakdown of total Group tax payments:		
-			30% of profit before tax	12,615	9,904
-			Adjustment of tax re previous years	(1,663)	(1,284)
-			Effect of different tax rates in the individual Group companies, etc.	305	(4,910)
-				11,257	3,710

Deferred tax (receivable) relates primarily to tax loss carryforwards, inventory write-downs, provisions for bad debts and financial instruments.

Note 8: **Intangible and tangible fixed assets**

Group	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*
Acquisition cost:			
Acquisition cost at July 1, 2002	36,030	36,760	28,565
Exchange rate adjustment			(1,374)
Additions	3,357		2,278
Disposals	(174)		(1,796)
Acquisition cost at June 30, 2003	39,213	36,760	27,673
Accumulated depreciation and impairment:			
Depreciation and impairment at July 1, 2002	17,258	12,555	18,624
Exchange rate adjustment			(964)
Disposals	(109)		(1,204)
Depreciation	5,854	701	3,142
Depreciation and impairment at June 30, 2003	23,003	13,256	19,598
Carrying amount at June 30, 2003	16,210	23,504	8,075
Carrying amount of publicly assessed Danish properties		21,098	
Latest public assessment of Danish properties		41,800	

Parent company	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*
Acquisition cost:			
Acquisition cost at July 1, 2002	36,030	36,760	7,749
Additions	3,357	0	44
Disposals	(174)	0	(233)
Acquisition cost at June 30, 2003	39,213	36,760	7,560
Accumulated depreciation and impairment:			
Depreciation and impairment at July 1, 2002	17,258	12,555	6,344
Disposals	(109)	0	(185)
Depreciation	5,854	701	421
Depreciation and impairment at June 30, 2003	23,003	13,256	6,580
Carrying amount at June 30, 2003	16,210	23,504	980
Carrying amount of publicly assessed Danish properties		21,098	
Latest public assessment of Danish properties		41,800	
Depreciation period (years)	4/7	30/50	3/7

Note 9: **Investments in subsidiaries**

Acquisition cost at July 1, 2002		141,850
Disposals		(418)
		141,432
Revaluation and impairment at July 1, 2002		180,502
Disposals		(24)
Share to Satair A/S' of profit before tax in subsidiaries	10,683	
Share to Satair A/S' of tax in subsidiaries	1,379	12,062
Exchange rate adjustment of opening shareholders' equity, etc. in foreign subsidiaries		(25,176)
Dividend to parent company for 2001/02, etc.		(13,268)
		154,096
Carrying amount at June 30, 2003		**295,528**

Subsidiaries	*Shareholding*	*Company capital (million)*
Satair USA Inc., USA	100%	USD 1.0
Satair Asia Pte. Ltd., Singapore	100%	SGD 2.5
Control Products AG, Switzerland	100%	CHF 0.1
Satair Service A/S, Denmark	100%	DKK 3.0
Satair Hardware Group Ltd., UK	56%	GBP 0.5
Satair Hardware Ltd. (formerly C.J. Fox & Sons Ltd.), UK	100%	GBP 0.3
Satair Hardware SAS (formerly Satair France SA), France*	100%	EUR 0.2
Satair Hardware A/S, Denmark*	100%	DKK 0.5
Satair Hardware GmbH, Germany*	100%	EUR 0.1

The fiscal year of Control Products AG is June 1 - May 31. The company is recognized as an integrated unit, resulting in an accumulated net exchange rate difference at June 30, 2003 of DKK 10.5 million (DKK 17.9 million at June 30, 2002).
** = subsidiaries of Satair Hardware Group Ltd.*

Note 10: **Prepayments**

Prepayments comprise prepaid expenses in relation to software licenses, leasing services and interest swap premiums.

Note 11: Shareholders' equity

	Share capital	*Net revaluation reserve (equity method)*	*Premium on issue*	*Treasury shares*	*Market value of financial instruments*	*Retained earnings*	*Proposed in dividend*	*Total at June 30, 2002*
Shareholders' equity at July 1, 2001	41,601	87,208	293	-	(13,209)	66,959	14,473	197,325
Paid in dividend							(14,473)	(14,473)
Exchange rate adjustments reopening equity capital, etc., of foreign subsidiaries		(12,111)						(12,111)
Share to Satair A/S of profit for the year		15,462				7,201		22,663
Issue of employee shares	700		145					845
Adjustment, market value financial instruments					18,220			18,220
Dividend in subsidiaries 2002/03		8,965				(8,965)		0
Dividend						(8,320)	8,320	0
Shareholders' equity at June 30, 2002	**42,301**	**99,524**	**438**	**-**	**5,011**	**56,875**	**8,320**	**212,469**

	Share capital	*Net revaluation reserve (equity method)*	*Premium on issue*	*Treasury shares*	*Market value of financial instruments*	*Retained earnings*	*Proposed in dividend*	*Total at June 30, 2003*
Shareholders' equity at July 1, 2002	42,301	99,524	438		5,011	56,875	8,320	212,469
Paid in dividend							(8,320)	(8,320)
Exchange rate adjustments reopening equity capital, etc., of foreign subsidiaries		(25,176)						(25,176)
Share to Satair A/S of profit for the year		12,062				15,545		27,607
Adjustment, market value financial instruments					(7,781)			(7,781)
Acquisition of treasury shares				(3,893)				(3,893)
Dividend in subsidiary 2002/03		(13,268)				13,268		0
Dividend						(8,460)	8,460	0
Shareholders' equity at June 30, 2003	**42,301**	**73,142**	**438**	**(3,893)**	**(2,770)**	**77,228**	**8,460**	**194,906**

The share capital consists of 2,115,073 shares in denominations of DKK20. See p. 12 for movements in Group share capital.

Note 12: **Acquisition of subsidiaries**

The accumulated amortization of Group goodwill charged against shareholders' equity appears as follows:

Subsidiary	*Year of acquisition*	*Group goodwill (DKKm)*
Satair Hardware SAS (formerly Tecnimatic SA/Satair France SA)	1998	16.5
Control Products AG	1999	36.6
Satair Hardware GmbH (formerly AeroPro GmbH)	2000	0.0
Satair Hardware Group Ltd. (C.J. Fox & Sons Ltd.)	2001	16.3
		69.4

Note 13: Long-term debt

	Bank debt		Mortgages		Other debt	
	30/6 2002	*30/6 2003*	*30/6 2002*	*30/6 2003*	*30/6 2002*	*30/6 2003*
Remaining term to maturity:						
Less than 1 year	2,856	3,751	316	0	0	45
Between 1 and 5 years	215,784	233,146	0	0	45	0
More than 5 years	30,000	0	0	0	0	0
Total	**248,640**	**236,897**	**316**	**0**	**45**	**45**
Cash value of debt	248,640	236,897	323	0	45	45

Note 14: Cash funds less short-term bank debt

	30/6 2002	*30/6 2003*
Short-term bank debt	(25,697)	(25,971)
Cash at bank and in hand	18,618	45,170
	(7,079)	**19,199**

Note 15: Movements in working capital

	2001/02	*2002/03*
Movements in trade receivables	86,869	17,070
Movements in inventories including advance payments	54,997	3,028
Movements in other receivables	1,403	(5,268)
Movements in supplier payables	(111,578)	49,295
Movements in other debt	(22,123)	6,033
Other movements, etc., net	(10,299)	(30,612)
	(731)	**39,546**

Note 16: Pledges and security

Mortgage deeds at a total value of DKK 30 million have been issued to Satair A/S as mortgagor and are in the company's possession.

Note 17: Contingent liabilities

See Financial Review on p. 14-16 on forward contracts.

Satair A/S is jointly and severally liable with Satair Service A/S for the Danish tax debt.

Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 162.3 million of which DKK 93.1 million had been utilized at June 30, 2003. After the merger in April 2001 of Satair's OEM activities with UK company C.J. Fox & Ltd. (Fox), the previous Fox shareholders hold a 44% stake of Satair Hardware Group Ltd. (SHG). The minority shareholders have a conditional put option for the sale of the remaining shares for exercise in the period June 30, 2005 to June 30 2007 (the takeover period). According to the put option, the takeover price will be determined on the basis of Satair's PE ratio as stated in the latest publicized annual accounts and the earnings of SHG. Satair has a preemptive right in connection with a transfer before or after the takeover period.

Note 18: Lease commitments

Group and parent company have signed leases which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 7% p.a. amounts to DKK 26.0 million (2001/02: DKK 27.7 million), respectively DKK 8 million (2001/02: DKK 8.1 million). Satair's lease commitments involve operational leasing contracts only.

Note 19: Transactions with related parties

The Group companies did not engage in any material transactions in 2002/03 with the Board of Directors, Executive Board, major shareholders, or any companies outside the Satair Group in which these parties hold interests.

Transaction with other related parties are made on general market terms.

Satair in brief

Satair was founded in 1957 and is now one of the world's leading service and trading companies within sales and distribution of production parts and spare parts for aircraft.

Because of its size, broad product portfolio and international presence, Satair is capable of offering customers and suppliers access to an efficient global network which encompasses a variety of different services.

As one of the leading actors in the industry, Satair invests considerable resources in the development of new business concepts which can reduce supply chain costs – to the benefit of both customers and suppliers.

Satair has just under 300 employees worldwide. It is certified under ISO 9002 and various other aerospace standards.

Suppliers

A passenger aircraft consists of up to 3 million different parts manufactured by a large, inhomogeneous group of suppliers. Satair distributes and sells more than 35,000 different aircraft parts, making it an important link between manufacturers and endusers. Satair provides an array of services to its suppliers, such as e.g. sales and marketing, customer service, logistics and e-commerce.

Aircraft operators

Satair's Aftermarket Division has more than 2,000 customers worldwide and works as the supply channel for a complex and fragmented group of suppliers. Consumption levels of aircraft spare parts are high and often very difficult to predict, and that is why many aircraft operators choose Satair as their partner.

Aircraft manufacturers

Satair Hardware Group is among the leading distributors of hardware and raw materials for manufacturers of commercial aircraft and helicopters in Europe. Satair Hardware Group was founded in 2001 following the merger of Satair's OEM activities with UK-based C.J. Fox & Sons Ltd.

Mission statement

Our mission is to become the global leader in aerospace distribution services by exceeding both customer and supplier needs for competitive and innovative supply chain solutions.

Aftermarket division
www.satair.com
e-mail: info@satair.com

Satair A/S
Amager Landevej 147A
DK-2770 Kastrup
Tel. +45 3247 0100
Fax +45 3251 3434
SITA CPHSA7X
AOG Service +45 4040 1224

Satair Asia Pte. Ltd.
8 Loyang Link
508897 Singapore
Tel. +65 6543 0977
Fax +65 6543 0737
Telex RS 51235
SITA SINSA7X

Satair USA Inc.
3993 Tradeport Boulevard
Atlanta, GA 30354
USA
Tel. +1 404 675 6317
Fax +1 404 675 6311
Telex 49600799
SITA ATLSA7X

Satair China
Representative Office
CASC/Airbus
Tianzhu Airport
Industrial Zone
Tianwei Erjie
Shunyi County
P.O. Box 3412
101312 Beijing
People's Republic of China
Tel. +86 10 6457 3340
Fax +86 10 6457 0971

Satair Malaysia
Foreign Branch
311, Block E, Kelana Parkview
No. 1, Jalan SS6/2, Kelana Jaya
47301 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel. +603 704 6657/6670
Fax +603 704 6691

OEM division
www.satairhg.com
e-mail: info@satairhg.com

Satair Hardware Ltd.
Shoreham Airport
Shoreham by Sea
BN43 5FN West Sussex
United Kingdom
Tel. +44 1 273 464 046
Fax +44 1 273 464 577

Satair Hardware A/S
Amager Landevej 147A
DK-2770 Kastrup
Tel. +45 3247 0100
Fax +45 3247 0192

Satair Hardware SAS
27 av. Etienne Audibert Z.I.
B.P. 30169
60305 Senlis Cedex
France
Tel. +33 3 4421 6868
Fax +33 3 4453 4999

Satair A/S. Incorp. No. 78419717 · Stock code DK0010230390 · Registered office: In the Municipality of Tårnby




Satair A/S - Stock Exchange Release no. 9 dated September 13, 2004

ANNUAL REPORT 2003/04

Five-year summary

This is a translation into English of the Annual Report 2003/04 of Satair A/S in Danish. In case of discrepancies between the two texts, the Danish text shall prevail.

DKK m	99/00	00/01	01/02	02/03	03/04*
Profit and loss account:					
Revenues in USDm	126.0	150.6	153.8	157.8	184.1
Revenues in DKK	937.4	1,258.9	1,276.6	1,122.9	1,147.8
Gross profit	198.0	249.8	231.3	223.1	228.9
Cost of staff, sales and administration	(117.5)	(144.7)	(162.5)	(166.9)	(178.3)
Profit on primary operations	73.2	97.8	59.1	46.5	43.7
Profit before tax	60.2	80.2	42.0	33.0	25.4
Profit after tax	44.9	59.8	30.8	29.3	20.3
Extraordinary items after tax	4.2	5.8	0.0	0.0	0.0
Share to Satair A/S of profit for the year	49.1	65.6	22.7	27.6	21.1
Balance:					
Total assets	510.8	811.4	692.7	698.5	825.4
Share to Satair A/S of shareholders' equity	152.9	197.3	212.5	194.9	231.5
Interest-bearing debt, net	123.8	269.2	256.1	217.7	287.5
Statement of cash flows:					
Cash flow from ordinary operations	44.9	(39.1)	33.2	60.7	17.1
Cash flow from extraordinary operations	5.6	4.2	0.0	0.0	0.0
Cash flow from investments	(4.9)	(10.2)	(21.4)	(5.5)	(64.4)
Cash flow from financing	(12.3)	(17.9)	187.2	(29.0)	63.9
Total cash flows	33.3	(63.1)	199.0	26.3	16.6
Share-related key figures:					
Earnings per DKK 20 share	21.9	28.9	10.9	13.0	9.3
Cash flow per DKK 20 share	21.8	(18.9)	16.0	28.7	7.5
Book value per DKK 20 share	74.4	94.9	100.5	92.2	94.3
Dividend per DKK 20 share	7.0	7.0	4.0	4.0	4.0
Market cap/book value	2.2	2.3	1.3	1.2	1.2
Price/earnings ratio	7,5	7,6	12,2	8,3	12.6
Listed price per DKK 20 share at year-end	165	220	133	108	117
Market cap in DKKm	339	458	281	228	287
Key figures:					
Average USD rate	744	836	831	711	628
USD rate at year-end	778	879	745	650	611
Gross margin	21.1	19.8	18.1	19.9	19.9
Profit ratio, %	7.8	7.8	4.6	4.1	3.8
Return on assets, %	15.2	14.9	7.9	6.7	5.7
Return on equity, %	32.3	34.4	15.0	14.4	9.9
Equity ratio, %	29.9	24.3	30.7	27.9	28.1
Average no. of employees	188	230	290	282	360

The key figures are stated in accordance with 'Recommendations and Key Figures 1997' of the Danish Society of Financial Analysts.

** Lentern was consolidated with Satair effective from December 31, 2003*

Review of operations

Summary

- *The past year saw a gradual recovery of the market environment in Satair's business areas, and the Group emerges from the lengthy crisis within aviation relatively unscathed.*
- *In FY 2003/04 Satair focused on exploiting the improved market environment and redeveloping its business concepts to be able to offer customers a broader range of services.*
- *After the acquisition of UK-based Lentern in December 2003 and the acquisition of the remaining 44% stake in the subsidiary Satair Hardware Group Ltd., Satair has become one of Europe's largest suppliers of hardware for manufacturers of aircraft and helicopters.*
- *Revenues totaled USD 184.1 million, up 17%. Reported in DKK, revenues came to DKK 1,147.8 million, up 2%. The decline of the USD rate had an adverse effect of 12% on growth reported in DKK.*
- *Profit on primary operations (EBIT) came to DKK 43.7 million against DKK 46.5 million last year due to the adverse effect of declining exchange rates.*
- *Profit before tax came to DKK 25.4 million against DKK 33.0 million last year. The share to Satair of the profit for the year stood at DKK 21.1 million, down from DKK 27.6 million last year.*
- *Both revenues and profit went above the most recently announced forecast in stock exchange release of May 18, 2004 due to increased revenues and profit in 4Q.*
- *Cash flows from operating activities totaled DKK 17.1 million against the year-earlier level of DKK 60.7 million.*
- *The Board of Directors proposes a dividend for FY 2003/04 of DKK 4 per DKK 20 share, representing 46% of the profit for the year.*
- *The outlook for FY 2004/05 includes revenue growth of around 10% reported in USD, however with a slightly lower revenue growth reported in DKK due to prospects of a decline in the average rate of the USD.*
- *Profit before tax for FY 2004/05 is forecast at DKK 30-35 million.*

After a couple of fiercely turbulent years in the aviation industry, the past twelve months brought reports of a gradual return to normal of traveling patterns, rising passenger volumes in Europe and Asia, and modest increases in North America. Manufacturers of aircraft and helicopters in Europe also reported some progress, and the combination of all these factors generally improved the market environment for Satair's business activities.

Satair emerged from a lengthy crisis in aviation relatively unscathed, and with the implementation of an array of activities the Group has secured the redevelopment of its business concepts and strengthened its position vis-à-vis its customers while, at the same time, achieving a number of internal improvements through an optimization of its business systems.

In the past year focus was on exploiting the improved market environment and pursuing new business opportunities capable of contributing profitable business. These efforts were successful, and Satair achieved growth in both its Aftermarket and its OEM division. Leaving aside the foreign exchange effect and special write-downs for obsolescence in the OEM Division, the Group also improved its earnings level.

In connection with the Group's acquisition of UK-based Lentern in late 2003 and the acquisition of the remaining 44% stake in the subsidiary Satair Hardware Group Ltd., the business activities of the OEM Division increased considerably, and Satair is now among the largest suppliers in Europe of hardware to manufacturers of aircraft and helicopters. The acquisition of Lentern improved the Group's ability to respond to the ever-increasing demand from manufacturers of aircraft and helicopters for broader service solutions.

Revenues in 2003/04 stood at USD 184.1 million, up 17% from the year before. Reported in DKK revenues came to DKK 1,147.8 million, up 2%. The development of the USD rate caused revenues to decline 12% when reported in DKK.

Profit on primary operations came to DKK 43.7 million, down from DKK 46.5 million last year mainly as a result of lower exchange rates.

Profit for the year before tax totaled DKK 25.4 million compared to DKK 33.0 million last year. Leaving aside the contribution from the acquired business, the decline was mainly the result of a decline in profit margin brought about by generally stronger pressure on prices, individual orders with low earnings, and, in particular, foreign exchange losses caused by the drop in exchange rates over the year.



Net revenues
USDm
200
160
120
80
40
99/00 00/01 01/02 02/03 03/04



Profit before financing (EBIT)
DKKm
120
100
80
60
40
20
99/00 00/01 01/02 02/03 03/04



Profit before tax
DKKm
100
80
60
40
20
99/00 00/01 01/02 02/03 03/04



Return on assets/profit ratio
%
16
14
12
10
8
6
4
2
99/00 00/01 01/02 02/03 03/04
Return on assets
Profit ratio

Development in passenger volumes and aircraft capacity, USA


%
120
100
80
60
Juni 01
okt 01
feb 02
juni 02
okt 02
feb 03
juni 03
okt 03
feb 04
juni 04
ASK
RPK
Juni 2001 = 100

Source: ATA, Air Transport Association

Development in passenger volumes and aircraft capacity, Europe


%
120
100
80
60
Juni 01
okt 01
feb 02
juni 02
okt 02
feb 03
juni 03
okt 03
feb 04
juni 04
ASK
RPK
Juni 2001 = 100

Source: AEA, Association of European Airlines & websites

Both revenues and profit before tax went above the most recently announced expectations in stock exchange release of May 18, 2004 due to increased revenues and profit in 4Q.

Profit for the year stood at DKK 21.1 million against DKK 27.6 million last year.

In view of developments within aviation and the significant structural changes that have taken place, the management believes that the performance achieved by Satair in FY 2003/04 was satisfactory.

Cash flows from ordinary operating activities declined from DKK 60.7 million in 2002/03 to DKK 17.1 million in 2003/04, primarily as a result of payments to trade payables after the acquisition of Lentern.

Developments in the market environment

The services provided by Satair are targeted towards two primary segments, viz. airlines and maintenance companies (the Aftermarket) and manufacturers of aircraft and helicopters (the OEM market). The Group's sales opportunities are influenced by a variety of external factors, among them the general development of airlines (such as e.g. developments in passenger volumes), the level of production of new aircraft and helicopters, the structural development in Satair's business areas, and the general development in business trends.

The general development of airlines

The large majority of airlines is still in dire financial hardship due to the sequence of negative events affecting them in recent years, high fuel prices, and the significant structural changes in aviation, including the growing market shares captured by low cost airlines and the drop in business class passengers. The pressure on earnings forces airlines to take measures that raise efficiency and reduce costs.

Efforts to raise efficiency inevitably affect aircraft maintenance activities, and here suppliers are reporting that airlines exert strong pressure on prices and delivery times and generally focus keenly on inventory management. At the same time, airlines and aircraft manufacturers increasingly demand broader and more integrated solutions, and there is a growing interest in outsourcing.

Developments in passenger volumes and capacity

The past three years have seen wide fluctuations in passenger volumes and airline capacity both of which plummeted after the events on September 11. Over a period the levels seemed to be climbing back to normal, but then came the war in Iraq and the outbreak of SARS in 2003, and both passenger volumes and capacity suffered a relapse. No major single event has occurred in the past twelve months which had any negative implications for aviation, and combined with the improvement in business trends this has resulted in a gradual normalization of travel behavior and, hence, an increase in air traffic. Both passenger volumes and capacity are now back to the pre-9/11 levels.

In North America, the past twelve months showed growth in passenger volumes (measured in RPK – Revenue Passenger Kilometer). In June 2004 the level had risen 12% above the year-earlier level and was on a par with the level prior to 9/11.

Similarly, capacity (measured in ASK – Available Seat Kilometer) showed signs of a gradual recovery in the past year, reaching a level in June 2004 of 10% above the year-earlier level but nevertheless remaining below the level of June 2001. Both passenger volumes and capacity are traditionally subject to considerable seasonal fluctuations.

The airlines in North America were still struggling with major financial problems, and several of them either were or had been involved in a kind of suspension of payments while trying to find a solution with creditors and labor unions. This had a negative impact on Satair's sales in this market.

In **Europe** passenger volumes in June 2004 were some 9% above the year-earlier level and were also above the level of June 2001, reflecting that the development in passenger volumes was more positive in Europe than in North America.

Capacity in Europe declined in 2H 2003 but later picked up and is currently slightly above the level of June 2001.

In **Asia/Pacific** travel behavior has gradually been returning to normal after the sharp drop (about 50%) that followed after the outbreak of SARS in March 2003. In June 2004 passenger volumes were approx. 58% above the year-earlier level, and the total passenger volume was some 9% above the level of June 2001. Capacity also rose in the past year and is now slightly above the level of June 2001.

Production of aircraft and helicopters
In relation to the production of commercial aircraft Satair's main market is Europe with Airbus and its many sub-suppliers as well as the European helicopter manufacturers.

It will appear from the table that the production of commercial aircraft and helicopters was severely affected by the events of 9/11 and their aftermath and that production levels stabilized at a low level in the past year.

Airbus delivered 305 aircraft in 2003 against 303 in 2002 and announced a production forecast for 2004 of around 313 aircraft. The bulk of this manufacturer's new activities is centered around the production of its new passenger aircraft, A380, which will be the world's largest passenger aircraft. Assembly of the first planes began in May 2004, and the first test flights will take place in 2005 whereupon the production level for the A380 will rise significantly. The production of this particular aircraft will expand the market for those suppliers that have been appointed sub-suppliers, in particular in relation to fasteners, and this situation triggers fierce price competition among the suppliers. Satair assists its suppliers in their efforts to become qualified and approved and is constantly working to sign new agreements. The Group has signed several contracts on the delivery of hardware for the A380 and hopes to be able to sign more in the coming months.

Production levels of regional types of aircraft and military aircraft in Europe remain very low.

The Aftermarket Division

	Revenues in USDm			
	2002/03	2003/04	Growth	Contribution
Europe	51.4	55.5	8%	45%
Middle East/Africa	8.8	10.6	20%	8%
Asia/Pacific	35.5	38.2	8%	31%
North/South America	22.4	19.8	(12%)	16%
Total	118.1	124.1	5%	100%

The Aftermarket Division handles sales and distribution of aircraft spare parts to all types of commercial operators, maintenance workshops and a number of military operators. Satair is a global distributor within Aftermarket services and has sales and warehousing locations in Europe, North America and Asia.

The Aftermarket Division posted revenues of USD 124.1 million in fiscal 2003/04, an increase of 5%. This reflected a growing demand from many customers in Europe, the Middle East and Asia triggered by a rise in travel and, hence, a greater need for aircraft maintenance. In North/South America Satair posted a decline in revenues of 12% following the loss of a distributorship.

All airlines and aircraft maintenance operators continue their efforts to reduce costs and inventory levels, thereby putting considerable pressure on prices.

The period in review showed widely different developments in sales from one product to the next. Most large product lines posted sales growth, but several other product lines experienced a decline in demand. In late March 2003, Satair lost a distributorship with a major supplier representing annual revenues of USD 7-8 million. However, the Group succeeded in compensating for this loss by means of activity growth in other areas.

The ten largest distributorships still account for approx. 70% of sales in the Aftermarket Division.

In the course of FY 2003/04 a number of small and medium-sized distributorships joined Satair's portfolio, but the Group also lost two distributorships in 3Q with an annual value of around USD 5 million.

Although they will not have any major impact on the accounts for FY 2003/04, the losses will have a full effect on next year's figures.

Satair's **IPP concept** (Integrated Purchasing Program) has considerably improved the handling of a large number of small suppliers primarily to Airbus operators. The program continued last year's growth trend by posting revenue growth of 40%+ over last year due to increasing sales in the USA and Asia and a modification program involving one of the IPP suppliers. The number of suppliers covered by the IPP program is still growing, but as some of the newcomers are small, specialized manufacturers the Group expects a slight lowering of the program's growth rate in coming months.

Development in passenger volumes and aircraft capacity, Asia/Pacific


%
120
100
80
60
Jun 01
Oct 01
Feb 02
Jun 02
Oct 02
Feb 03
Jun 03
Oct 03
Feb 04
Jun 04
ASK
RPK
Juni 2001 = 100

Source: AAPA, Association of Asia Pacific Airlines

Note: Please note that several airlines – among them Chinese and many small operators – are not members of AAPA.

Aircraft production


1,400
1,200
1,000
800
600
400
200
96 97 98 99 00 01 02 03
No. of manufactured aircraft
No. of orders received

Source: Airbus & Boeing

Group revenues by market


USDm
200
150
100
50
99/00 00/01 01/02 02/03 03/04
Middle East/Africa
Asia/Pacific
North/South America
Europe

Europe generated revenues of USD 55.5 million in fiscal 2003/04, up 8% from the year before. The increase was contributed by a large number of customers across Europe. The region accounts for 45% of the Division's revenues (44% in 2002/03).

FY 2003/04 saw revenue growth in most of the national markets in Europe. The UK, France and Finland posted sizeable growth, whereas Sweden and Switzerland returned declining sales due to extraordinary high sales levels last year.

Europe is traditionally the main market of the Aftermarket Division, being the market where the Division sells the broadest product portfolio and has the strongest foothold. The European airlines have rolled out comprehensive cost-saving programs and continue efforts to reduce inventory levels. This results in many small orders, which adds to Satair's administrative workload and thus pressurizes earnings. The number of large one-off orders for major upgradings of old aircraft types is still low – such orders typically give a considerable boost to sales.

Asia/Pacific posted revenues of USD 38.2 million in FY 2003/04, up 8% from the year-earlier level. The region contributed 31% of the revenue of the Aftermarket Division (30% in 2002/03).

The overall revenue level for the region continued the positive development trend from recent years, the highest revenue growth occurring in China, which is one of the two largest markets in the region, the other being Japan. Sales in Thailand also showed fine growth, whereas sales in Singapore and Hong Kong reflected a minor decline.

Several of the national markets in the region suffered from relatively weak business trends in the period in review, but through an intensification of its sales efforts Satair nevertheless succeeded in selling a broader product range to customers, in particular small and medium-sized customers.

North and South America posted revenues of USD 19.8 million, down 12% from the year before and accounting for 16% of the Aftermarket Division's total revenues in FY 2003/04 (19% in 2002/03).

Sales were particularly severely affected by the financial problems experienced by several airlines in the region as a result of which only few old aircraft types are being upgraded. Traditionally such upgradings may result in large one-off orders. Also, the financial hardship of airlines requires Satair to perform ongoing assessments of the credit risk of the individual business relations. Sales were also adversely affected by the abovementioned loss of a distributorship.

Price competition in the American market remains extremely fierce, and this pressurizes earnings.

In this region as in the others, sales via the IPP program have grown considerably.

The Middle East/Africa posted revenue growth for FY 2003/04 of 20% to USD 10.6 million. The region now accounts for 8% of revenues in the Aftermarket Division (7% in 2002/03).

Satair has maintained its sizeable market share in the region, and sales to the African countries continued last year's growth trend.

The OEM Division

	Revenues in USDm			
	2002/03	2003/04	Growth	Contri-bution
Europe	35.8	55.0	53%	92%
Asia/Pacific	3.6	3.6	0%	6%
North/South America	0.1	1.4	n/a	2%
Total	**39.5**	**60.0**	**52%**	**100%**

Satair Hardware Group is a supplier of hardware and raw materials to its primary customer segments of manufacturers of commercial aircraft and helicopters in Europe. The company was founded in 2001 by the merger of Satair's OEM activities and UK-based C.J. Fox & Sons Ltd., and in 2003 it expanded its activities by acquiring Lentern in the UK.

Satair Hardware Group has sales units in the UK, Denmark, France, the Netherlands, Germany, the USA and China, and ware-housing locations in the UK, Denmark and France.

The acquisition of Lentern
Effective from December 1, 2003, Satair acquired Lentern Aircraft Ltd. (Lentern) in the UK. The purpose of the acquisition was

to create a leading and profitable actor capable of attaining an attractive market position once the environment in the OEM market recovered.

The merger of Satair Hardware Group and Lentern enables the Group to widen its business volume, offer a broader range of services to customers and improve profitability within the OEM Division.

When it was acquired by Satair, Lentern was a leading distributor of primarily British and European hardware and US standard hardware products to OEM customers in the UK – i.e. manufacturers of aircraft and helicopters. A large part of the company's revenues is contributed by so-called service provider contracts under which Lentern handles traditional distribution assignments as well as an array of other services in areas such as logistics. In the fiscal year preceding the year of the acquisition, Lentern posted revenues of approx. GBP 18 million.

In connection with the acquisition of Lentern, all activities in Lentern and Satair Hardware Group were merged, and the integration of the two companies involved the establishment of one single management, a considerable reduction in the number of staff, a changeover to a shared IT system and a merger of administrative functions, logistics and inventories.

The integration is now well under way headed by a special team with experience in similar projects involving logistics and integration. The revenues and gross profit generated by the acquired activities in the period up to June 30, 2004 lived up to expectations. The integration of the two companies has been positive and is still scheduled for completion within a period of 12-15 months of the acquisition, whereupon the annual cost synergies are expected to amount to approx. GBP 1.5 million before tax. The most important synergies are achieved in connection with a considerable reduction in the number of staff. The staff downsizing process was initiated immediately upon the acquisition and will be finalized in the early part of FY 2004/05.

In the UK the two companies were merged under the name of Satair Hardware UK Ltd., and effective from May 1, 2004 the company formerly known as Lentern will no longer be presenting a separate set of accounts.

The service provider concept

OEM customers increasingly want broader and more integrated solutions which, in addition to traditional distributor services within purchasing and warehousing, include delivery as far downstream as production lines and logistics management of inventories with IT solutions to match. The demand for a widening of the services provided should primarily be seen to reflect a wish on the part of customers to outsource and slim their cost base. Satair Hardware Group has been developing its competencies in this field on an ongoing basis, and the acquisition of Lentern will allow it to meet this demand and create profitable solutions for itself as well as its customers.

Satair Hardware Group has signed service provider contracts with several major customers, among them Goodrich, Claverham, Airbus, BAE Systems, EADS Socata, and Westland Helicopters.

The signing of service provider contracts puts considerable demands on the IT systems and general logistics competencies of Satair Hardware Group. At the same time, the contracts also open up new opportunities for Satair to become part of more of the links in the value chain to expand its existing business and to forge closer and more committing relationships with its customers.

Developments in revenues

In the past fiscal year the commercial part of the OEM market was characterized by continued relatively low production levels and continued efforts among manufacturers to increase efficiency. On the other hand, the trend towards more outsourcing continued in relation to functions within e.g. purchasing, inventory management and shipping, and this had a favorable impact on Satair's revenues. Satair Hardware Group submitted bids for several such major contracts, but most of them involve a lengthy decision-making process.

Despite a difficult market environment and a disappointing start to the year, Satair Hardware Group posted revenue growth in FY 2003/04. Total revenues came to USD 60.0 million, up from the year-earlier level of USD 39.5 million and including a contribution from Lentern of USD 13.3 million. Leaving aside the acquired company, total revenues stood at USD 46.7 million, up 18% from last year. An overwhelming proportion of growth occurred in Europe where demand showed a general increase.

Revenues were positively affected by the service provider contracts signed with EADS Socata in France and Westland Helicopters in the UK. Not unexpectedly, the contract with the French customer involved some running-in problems, this being the customer's first outsourcing experience, but the contract is expected to make a good contribution to revenues in future. Also, both contracts required Satair to increase its inventory levels to ensure a high reliability in supply in relation to a wider product program.

In the second half of the year, sales to OEM customers in Asia rose significantly after a solution had been found to some of the problems affecting sales earlier in the year. The Chinese market in particular is growing, but throughout the region activity levels are generally rising, and Satair has submitted bids for major outsourcing contracts in several countries in the region.

The OEM Division showed a turn for the better in relation to revenues and gross margins in the course of FY 2003/04. However, after allowing for the income recognition of badwill, the result for the full year was a loss (the badwill occurring as a result of the purchase sum paid for Lentern being lower than the company's shareholders' equity). This badwill will be recognized as income for the duration of the period in which integration costs are incurred. The acquired company and badwill recognition made a positive contribution of a profit before tax of approx. DKK 1.7 million.

Knowledge and competencies

To be able to defend and strengthen its position in the aviation supply chain, and to achieve satisfactory earnings, it is necessary for Satair to be in possession of a variety of core competencies.

Knowledge of customers and market requirements

In view of its position in the value chain, Satair must be able to identify the market's requirements on an ongoing basis and adjust its product portfolio and business model accordingly. Recent years have seen much upheaval in aviation, requiring operators to be highly skilled in adapting to a new market environment

Satair has a long-standing presence within aviation, and with its network of closely forged relationships with airlines and aircraft manufacturers all over the globe the Group acquires an indepth knowledge of the most recent development trends and customer needs. It can also use this knowledge as a foundation for the development of new services.

Knowledge of sales, marketing and products

The establishment of strong customer relationships is a vital part of Satair's business concept and is used as a basis for the Group's ongoing efforts within sales and marketing. Satair's customers are drawn from more than 80 different countries worldwide, and its commercial success hinges upon its in-depth knowledge of the special local and cultural characteristics prevailing in each individual market. Such knowledge, and close contacts with the many different markets, are achieved by establishing a presence in the most important markets which, besides creating a strong platform for growth, also enables Satair to offer customers in the individual market a highly flexible service and live up to the demand for reliability in supply.

Aviation and its demands to suppliers have changed a great deal in recent years. The trend is towards growth in the demand for all-in solutions, and Satair has adapted the development of its service offerings accordingly. Today, the Group offers solutions that are considerably more complex (e.g. IPP – Integrated Purchasing Program) than they were only a few years ago, and sales of these services have tightened requirements to the competencies of sales staff. In response to this, Satair has organized an ongoing upgrading of the qualifications of its sales team.

Satair emphasizes the importance of possessing considerable product knowledge and employs specialists for the major product lines. The Group organizes product training in a collaborative effort with large suppliers, and information on products is stored in central systems accessible to all employees.

Knowledge of IT and systems development
The continued development of several of Satair's competencies has required, and will continue to require, an indepth knowledge of the possibilities offered by systems within each individual area. The development of the IPP concept is an example of a new service which, in addition to involving systems development internally in Satair, requires the development of an integrated solution that allows communication between the different systems – that of the supplier, the customer and Satair. The same requirement is made to the further development of Satair's logistics services.

There are several areas in which the development of competencies is closely connected to the ability to produce efficient IT solutions in support of new services. Satair believes that the ability to offer customers all-in solutions is vital to its future position in the aviation value chain.

Knowledge management and knowledge sharing
It is important to arrange for the coordinated management and dissemination of the knowledge and information accumulated by the Group.

Since the late 1990s, Satair has focused on the development of powerful IT systems capable of supporting efficient knowledge management and knowledge sharing. The internationalization of the Group's activities has made it necessary to develop systems that facilitate the exchange of knowledge and information across geographical and professional borders.

Satair's current IT systems cover its needs with regard to both Business Intelligence and a fast and efficient knowledge sharing by all parts of the organization. The systems help increase the efficiency and speed with which information is distributed throughout the Group and see to it that decisions can be made on the basis of relevant and necessary information.

Employee development

In order to develop its competencies within the above areas, Satair must be able to attract, retain and develop motivated employees with a high level of educational attainment. Employee recruitment and development build upon Satair's corporate values, which are as follows:

- we are committed to serving our customers and suppliers
- we succeed through knowledge and competence
- we demonstrate initiative and commitment
- we will conduct business professionally, ethically and with mutual respect.

In the past year, Satair continued the project launched in 2001 for the purpose of enhancing the competencies of its employees to enable them to contribute to the further development of the Group and meet the challenges presented by its business area. The project program involves a variety of activities, and all employees have now been through a program, which gives them a common frame of reference for the future competency development process. The upgrading activities will continue in FY 2004/05, with focus on the individual employee.

The annual employee appraisal is an integral part of employee development. Among the topics addressed in connection with the appraisal are the wishes of each individual employee with regard to future career development, work duties and training. Also, employees are developed by means of both internal and external training programs, job training programs and other upgrading activities.

At year-end 2003/04, Satair had a total of 436 full-time employees. Of this number 131 were employed in Denmark and 155 were contributed by the acquired Lentern companies.

The environment

In the performance of its business activities the Group endeavors to assess and reduce the impact on the environment, and much importance is attached to the Group's direct and indirect contribution to a sustainable environment.

The direct environmental impact from Satair is highly limited, as the Group's business activities comprise distribution and service provision.

Satair also endeavors to use environmentally sensible solutions for the heating and cooling of buildings, and in relation to its power and water consumption.

Number of employees (average)


400
350
300
250
200
150
100
50
99/00
00/01
01/02
02/03
03/04


Lentern
Outside Denmark
Denmark

A breakdown of employees on market (average)




Denmark (30%)
Rest of Europe (56%)
USA (6%)
Far East (8%)

Seniority



0-1 years (7%)
1-5 years (31%)
5-10 years (26%)
10-20 years (22%)
+20 years (14%)

The Group is not involved in any contamination cases.

Satair is not covered by the provisions of Danish legislation on environmental permits, nor is it covered by the Danish act on environmental corporate reporting in the form of 'green' accounts.

Objectives and strategy

In early 2003, Satair announced a revised version of its corporate strategy. The revised strategy, named "New Horizons", will enable Satair to continue expanding its existing competencies and develop new ones – primarily within logistics services acting as a supplement to the more traditional services connected with the Group's role as distributor. In its future role, Satair will increase even more its offerings of all-in solutions to customers wishing to outsource.

"New Horizons" is in many respects a project of change the purpose of which is to maintain and enhance Satair's attractive position in the aviation value chain in a transitional period.

To enhance its competitiveness and generate a satisfactory return to its shareholders, Satair will roll out its revised three-year strategy "New Horizons" with the objectives of

- defending and consolidating its position in the aviation value chain
- strengthening its position within attractive growth areas, and
- preparing and optimizing its business system in time for the next growth phase, with focus on cash flow optimization.

The overall objective is to generate sizeable revenue growth.

The strategy plan involves the initiation of an array of activities the main purposes of which are:

- to streamline Satair's core business i.a. through an optimization of logistics systems across the Group,
- to consolidate and strengthen the Group's position in attractive growth areas, such as the commercial Aftermarket, selected parts of the Defense market and the OEM markets in Europe and Asia, and
- to strengthen and widen the existing product portfolio by means of new distributorships and the development of new services.

With the above sequence of activities, Satair has secured the redevelopment of its business concepts and a strengthening of its position vis-à-vis the customers while, at the same time, attaining several internal improvements by an optimization of business systems.

Acquisition of the remaining 44% stake in the subsidiary Satair Hardware Group Ltd.

In March 2001, Satair merged its OEM activities with UK-based C.J. Fox & Sons Ltd. and on the same occasion the Group restructured its OEM business, gathering it in Satair Hardware Group Ltd. in which it held 56% of the share capital. The remaining 44% stake was held by the previous owners of C.J. Fox & Sons Ltd., Rod Scott and Sean O'Connor.

In connection with the acquisition of C.J. Fox & Sons Ltd., it was agreed that Rod Scott and Sean O'Connor would get a conditional put option for the sale of their shares in Satair Hardware Group to Satair exercisable in the period from June 30, 2005 to June 30, 2007. In December 2003, the parties agreed to swap the shares held by Sean O'Connor and Rod Scott in Satair Hardware Group for shares in Satair in order to simplify the ownership structure of the company. This made Satair Hardware Group a wholly-owned subsidiary of Satair.

Sean O'Connor and Rod Scott received 300,000 shares in Satair for their shares in Satair Hardware Group and signed an agreement on share ownership with the Group that included provisions on the conditions relating to sale. In this connection 300,000 new shares were issued in Satair at a cost of DKK 0.2 million.

Proposal for the Annual Shareholders' Meeting

The Board proposes to the Annual Shareholders' Meeting that the profit for the year, DKK 21.1 million, be distributed as follows:

	DKKm
Dividend: DKK 4 per share of DKK 20	9.7
Transfer to reserves in subsidiaries	0.4
Transfer to retained earnings	11.0

The Board also proposes that it be granted authority lasting until the next Annual Shareholders' Meeting to arrange for the Group to acquire treasury shares in an amount up to 10% of its shareholders' equity and at the market price quoted at the time of acquisition with a deviation of up to 10%.

Outlook

In the coming months, the market environment of the Aftermarket Division is likely to be affected by several conflicting factors. With prospects of rising passenger volumes and an increase in airline capacity, the need for aircraft maintenance will grow over the next couple of years. Also, customers are increasingly interested in outsourcing several functions within Satair's business area. At the same time, many airlines still have considerable financial problems, and the historically high fuel prices constitute a major financial burden, which makes it even more important for airlines to continue improving the efficiency of their aircraft maintenance. As a result, the pressure upon suppliers is likely to continue. Overall, the market environment is expected to improve somewhat in coming months, but the situation still imposes considerable challenges on Satair's ability to develop new services and identify attractive business opportunities, both of which are vital for the Group's earnings capacity.

In the opinion of the Management, Satair is a global brand within aircraft maintenance, and the Group is well prepared for full participation in the process of change, which is already well under way. In FY 2004/05, the Group will make an active effort to participate in the major outsourcing projects currently being established in Europe and will continue efforts to strengthen its position in the USA.

Production levels of aircraft and helicopters are forecast to increase slightly over the next 12 months, and the starting-up of the production of Airbus A380 will increase the general demand for hardware products.

The Aftermarket Division expects revenues in 2004/05 to remain flat at this year's level. Revenues will be adversely affected by the previously mentioned distributorship losses, and new contracts have to be phased in. Growth is forecast in Asia, whereas North America is forecast to show a decline.

The OEM Division expects significant revenue growth due to an improved market environment and new service provider contracts won in France and the UK. Moreover, the business acquired in the UK will contribute for the full year and not, as in this year, with only 6 months.

The above outlook causes the Group to expect revenue growth of around 10% in FY 2004/05 reported in USD. However, due to expectations of a drop in the average USD rate against the DKK a slightly lower growth rate is forecast for revenue reported in DKK. The highest growth rates are likely to occur in Europe, as this is where the OEM Division has concentrated its business.

Gross margins are expected to move slightly above the year-earlier level as revenue growth will be contributed mainly by the OEM Division where gross margins are somewhat higher than in the Aftermarket Division. As the previously arranged currency hedging contracts have a lower exchange rate than the contracts executed in 2003/04, they will have a negative impact on the gross profit.

Against this backdrop the Group expects a profit before tax in FY 2004/05 in the range of DKK 30-35 million. Tax is forecast at around 25%.

Cash flow from operations in FY 2004/05 is expected to move above the level this year.

Forward-looking statements

The above forward-looking statements, in particular those that relate to future sales and operating profit, are subject to risks and uncertainties as various factors, many of which are outside Satair's control, may cause the actual development to differ materially from the expectations contained in this annual report. Factors that might affect such expectations include, among others, changes in the market environment, the product portfolio, exchange rates or company acquisitions or divestments. *See also the section on Risk Management on p. 15-17.*

Shareholder relations

Performance of the Satair share and trade volumes


Price
Volume in shares
150
140
130
120
110
100
90
125,000
100,000
75,000
50,000
25,000
01-07-03 30-07-03 29-08-03 30-09-03 31-10-03 28-11-03 30-12-03 30-01-04 27-02-04 31-03-04 30-04-04 28-05-04 30-06-04 30-07-04
Monthly trading volumes in shares
KAX index, relative
Satair price

The Satair share

The Satair share is listed on the Copenhagen Stock Exchange (CSE), and the company only has one class of shares. The shares are negotiable instruments without restrictions in transferability and are issued to bearer. The share is registered on the CSE under Stock Code no. DK0010230390, abbreviation SAT.

The share has been included in the CSE Small-Cap+ Index since the index was introduced on April 1, 2003.

The closing price for the Satair share in late June 2004 was 117, reflecting an 8% increase from the opening price. In the same period, the SmallCap+ Index increased 34%.

The combination of an increase of the share capital (see below) and the development in the share price during fiscal 2003/04 brought Satair's market cap from DKK 228 million in late June 2003 to DKK 287 million in late June 2004.

The total volume of Satair shares traded on the CSE in fiscal 2003/04 was approx. 499,000, or some 20% of the total number of shares in the Group (at year-end).

At the closing of the accounts in June 2004, the share capital consisted of 2,455,073 shares in denominations of DKK 20, representing a nominal value of DKK 49.1 million. In FY 2003/04 300,000 new shares were issued in connection with Satair's acquisition of the remaining 44% stake in Satair Hardware Group. Also, the Group issued 40,000 employee shares.

Developments in Satair share capital

	No. of shares	Denomination (DKK)	Total share capital (DKK)
IPO in 1997	2,005,073	20	40,101,460
Issue of employee shares in 1997	50,000	20	1,000,000
Issue of employee shares in 2000	25,000	20	500,000
Issue of employee shares in 2002	35,000	20	700,000
Issue of shares in 2003	300,000	20	6,000,000
Issue of employee shares in 2004	40,000	20	800,000
Total at June 30, 2004	2,455,073		49,101,460

Shareholders

A total of 1,714 shareholders had arranged for name registration of their shares by June 30, 2004, representing 99.5% of the share capital. An estimated 20% of the share capital is held by investors outside Denmark.

Satair wishes to provide the best possible service to its shareholders with regard to information on developments in the Group, and shareholders are therefore encouraged to effect name registration of their shares in the company's Register of Shareholders.

Shareholders having filed ownership of 5% or more of the share capital:

- Amagerbanken, Amagerbrogade 25, DK-2300 Copenhagen S (5.49% of the share capital)
- Comir SA, 27 av. Etienne Audibert Z.I., 60305 Senlis, France (14.47% of the share capital)
- Bente and Lars Kornum, Prins Valdemarsvej 43, DK-2820 Gentofte (5.20% of the share capital)
- Sean O'Connor, 39 Beech Avenue, Chichester, West Sussex PO19 3DS, England (8.20% of the share capital)

The Group had no holding of treasury shares at the closing of FY 2003/04.

Members of the Group's Executive Board and Board of Directors held a total of 4% of the share capital at June 30, 2004.

Dividend

It is Satair's policy to declare a dividend, which reflects developments in the Group's earnings and financial situation, including its creditworthiness, cash requirement and outlook. At the present stage the Board intends to propose payment of an annual dividend representing about 30% of the profit for the year.

The Board therefore proposes to the Annual Shareholders' Meeting that a dividend be declared for fiscal 2003/04 of DKK 4 per DKK 20 share, or 46% of the profit for the year.

The dividend will be paid out to shareholders automatically through the Danish Securities Center just after the Annual Shareholders' Meeting.

Incentive schemes

It is a part of the Group's strategy to introduce incentive schemes that support the creation of shareholder value.

Satair's incentive schemes involve:

- employee shares
- stock options
- performance-related pay

Satair has been offering employee shares on a regular basis – most recently in June 2004, when 40,000 new shares were sold. The employee shares, which are currently placed on trust, account for a total of 4% of the share capital. At the end of FY 2003/04, 65% of all Group employees held Satair shares, accounting for about 10% of the share capital.

In September 2001, Satair's Board of Directors decided to roll out a stock option plan for its Executive Board and senior employees involving a total of 100,000 stock options to be granted over a three-year period, representing 4.9% of the share capital.

The first grant took place on September 13, 2001 and involved 30,000 stock options of which 4,000 went to the Executive Board and 26,000 to 24 senior employees. The strike price was 160 and the exercise period was 2002-2004. There have been no further grants.

The stock options may be exercised in full or in part for a period beginning 10 days after the announcement of the Earnings Release for FY 2003/04 and until September 30, 2004.

The stock option plan has no value at the current listed price.

Stock option programs at June 30, 2004

	Executive Board	Senior employees	Total
Outstanding at July 1, 2003	4,000	26,000	30,000
Exercised during the year	-	-	-
Granted during the year	-	-	-
Outstanding at June 30, 2004	**4,000**	**26,000**	**30,000**

Information policy and investor enquiries

Satair wishes to maintain a high and uniform level of information to analysts and shareholders in its efforts to help them feel well-informed of Group affairs and developments. Important elements in this process are the issue of stock exchange releases and annual reports, and the ongoing dialogue with the share market.

Enquiries concerning Satair from shareholders, analysts, investors, stockbrokers and other interested parties should be addressed to:

Satair A/S
Amager Landevej 147A
DK-2770 Kastrup

IR responsible:
John Stær, President & CEO
Email: jst@satair.com

Contact:
Anette Hagelsten, Executive Secretary
Tel.: +45 3247 0103
Email: anh@satair.com.

Information about Satair is also available on the Group's website: www.satair.com

Annual Shareholders' Meeting

is held on October 19, 2004 at 5pm at the 'Sorte Diamant', Søren Kierkegaards Plads 1, DK-1214 Copenhagen K.

Important Stock Exchange Releases in 2003/04

2003	
September 12	Annual Report 2002/03
October 29	Annual Shareholders' Meeting of Satair A/S
November 19	Report for 1Q FY 2003/04
December 19	Acquisition of UK competitor

2004	
February 17	Report for 2Q FY 2003/04
May 18	Report for 3Q FY 2003/04

Financial diary

October 19, 2004	Annual Shareholders' Meeting
November 16, 2004	Report for 1Q 2004/05
February 21, 2005	Report for 2Q 2004/05
May 23, 2005	Report for 3Q 2004/05
June 30, 2005	Closing of fiscal 2004/05

Financial Review

Consistent with last year, the Annual Report 2003/04 of Satair A/S was prepared in accordance with the provisions of the Danish Financial Statements Act, Danish accounting standards and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

As in previous fiscal years, the Group's financial statements for FY 2003/04 were strongly affected by fluctuations in the USD rate. Another factor affecting the financial statements was the acquisition of Lentern in December 2003. This makes it difficult to make a direct comparison with the figures from the Annual Report 2002/03.

The total price paid for Lentern including defrayed costs came to GBP 2.7 million (approx. DKK 28.9 million), the payment of which consisted of 60,000 shares in Satair A/S and a cash amount of approx. GBP 2.1 million.

In connection with the valuation of the assets acquired, a provision of GBP 0.8 million was made for restructuring of the business taken over. After having defrayed part of the planned costs and made a reassessment of the future costs, the Group has at June 30, 2004, a total amount of GBP 0.5 million left for the cover of restructuring costs in 1H 2004/05. The valuation of the net assets of Lentern acquired by Satair fixes their total value at GBP 3.5 million (DKK 37.1 million), which means that the acquisition involves a total of GBP 0.8 million in badwill (approx. DKK 8.2 million). This badwill will be recognized as income as and when the costs in connection with the integration of the two UK companies are defrayed. In FY 2003/04 an amount of GBP 0.5 million was taken to income, and in 1H 2004/05 a total of GBP 0.3 million will be recognized. Within 12 months of the acquisition the entire amount in badwill will thus have been recognized as income.

Changeover to IAS/IFRS

Satair A/S is a listed company and as such it will be required to apply the international accounting standards IAS/IFRS as a basis for its financial reporting beginning in FY 2005/06.

Satair has taken measures to ensure that it complies with the IAS/IFRS standards, including the tightened requirements to disclosure in a number of areas. The Group expects to be able to meet the tightened disclosure requirements with its present reporting systems.

The changeover to IAS/IFRS is not expected to result in any material changes in Satair's accounting policies.

It is the opinion of Satair that the necessary information from the Group and its subsidiaries is accessible for the presentation of an opening balance at July 1, 2004 in accordance with IAS/IFRS.

Income statement

The Group posted revenues in FY 2003/04 of DKK 1,147.8 million against DKK 1,122.9 million last year. Reported in USD revenues came to 184.1 million against 157.8 million in 2002/03. Lentern returned revenues of DKK 79.8 million (USD 13.3 million) in the period following the acquisition. Leaving aside Lentern, revenues reported in USD increased 9%, whereas revenues reported in DKK dropped 5% due to a 12% decline in the average USD rate.

The Group posted a gross profit in 2003/04 of DKK 228.9 million against DKK 223.1 million last year, with Lentern contributing DKK 22.8 million. Gross profit in the remaining part of the business declined DKK 17 million (-8%) The gross margin reported in DKK was flat at 19.9%, which reflects an increase in profit margins in the OEM Division and a minor decline in profit margins in the Aftermarket Division. The profit margin is primarily affected by the declining rate of the USD, continued pressure on prices and one-off orders with a lower margin.

The decline in the USD rate affected the gross profit reported in DKK, as goods purchased are placed on stock at the USD rate quoted at the time of acquisition, whereupon they are sold later – again in USD, however at a lower rate of exchange. This gives lower profit margins reported in DKK.

Other operating income stood at DKK 11.7 million, which includes badwill taken to income from the Lentern transaction and from the acquisition of the minority shareholding in Satair Hardware Group.

Staff costs totaled DKK 122.6 million, up DKK 12.9 million, or 12%, from last year solely as a result of the acquisition of Lentern where staff costs totaled DKK 18 million. Leaving aside the Lentern staff costs, the Group's staff costs declined by DKK 5.1 million (-5%), primarily due to lower exchange rates for the recognition of costs in subsidiaries.

Other costs, including costs of sales and administrative expenses, dropped DKK 1.6 million, or 3%, to DKK 55.7 million. Leaving aside costs defrayed in the acquired companies (DKK 4.2 million), this represents a decline from last year in other costs of DKK 5.8 million (-10%), the main reason again being the recognition of costs in subsidiaries at lower exchange rates.

Depreciation and impairment came to DKK 11.2 million, up DKK 1.5 million from last year. Lentern accounted for DKK 1.4 million of this amount.

A special inventory write-down of DKK 7.4 million in the OEM Division follows from the changeover to uniform principles for write-downs for obsolescence.

Profit on primary operations (EBIT) totaled DKK 43.7 million against DKK 46.5 million the year before.

Financing costs, net totaled DKK 18.3 million against DKK 13.5 million last year, the increase being due primarily to an increase in interest-bearing debt in connection with the acquisition of Lentern.

Profit before tax totaled DKK 25.4 million against DKK 33.0 million the year before, mainly as a result of a decline in the USD rate.

The amount calculated in tax came to DKK 5.1 million, reflecting a tax rate of 20%.

The Group's minority shareholders contributed a total of DKK 0.8 million to profit for the year as a result of the loss posted by Satair Hardware Group in 1H 2003/04. After December 19, 2003, when Satair acquired the remaining 44% stake in Satair Hardware Group, there are no minority shareholders left in the Group.

This brings the share to Satair A/S of profit for the year to DKK 21.1 million against DKK 27.6 million last year.

Balance sheet

Total assets stood at DKK 825.4 million at year-end, up from DKK 698.5 million at year-end of FY 2003/03. The acquisition of Lentern contributed approx. 140 million to total assets.

Fixed assets totaled DKK 49.1 million at year-end, up from DKK 47.8 million a year earlier primarily as a result of the acquisition of DKK 10.6 million in fixed assets from Lentern.

Current assets totaled DKK 776.3 million at year-end, up from DKK 650.7 million last year due to DKK 130 million in current assets taken over from Lentern. Deferred tax assets increased mainly as a result of the Lentern acquisition.

Currency hedging transactions under current assets comprise the value of unrealized exchange rate gains on future forward and option contracts. The item also appears under short-term financial liabilities reflecting the liability in relation to interest rate swap agreements. The market value of this liability is entered under shareholders' equity.

Long-term financial liabilities stood at DKK 273.0 million at year-end of FY 2003/04, up from DKK 233.1 million last year, the increase being attributable to the raising of loans in connection with the Lentern acquisition.

Short-term financial liabilities came to DKK 318.7 million at year-end, up from DKK 229.6 million last year, primarily due to an increase in bank debt.

The Group's credit facilities are as follows:

Fixed/floating interest rate	Currency	Term to maturity	Drawing right at June 30, 2004 (DKKm)	Balance at June 30, 2004 (DKKm)
Fixed	DKK	1-5 yrs	50.0	50.0
Fixed	USD	1-5 yrs	34.8	34.8
Fixed	EUR	1-5 yrs	19.9	19.9
Fixed	GBP	1-5 yrs	100.9	97.9
			205.6	202.6
Floating	USD	0-1 yrs	32.4	(32.6)
Floating	DKK	0-5 yrs	270.0	99.2
Floating	EUR	0-1 yrs	7.8	13.3
Floating	SGD	0-1 yrs	1.8	(0.1)
Floating	GBP	0-1 yrs	4.4	5.2
Floating	CHF	0-1 yrs	0.0	(0.1)
			316.4	84.9
Total			522.0	287.5

The Group has also arranged a number of interest rate swap agreements:

Currency	Principal amount in currency	Satair gets	Satair pays	Market value at June 30, 2004 (DKKm)
USD	5.7m	Fixed interest	Fixed interest	0.3
DKK	125.0m	Floating interest	Fixed interest	(4.4)

Statement of cash flows

The statement of cash flows shows total cash flows from ordinary operations of DKK 17.1 million (DKK 60.7 million in 2002/03). The decline was due mainly to a reduction in the working capital caused by a negative liquidity flow primarily in relation to trade payables after the acquisition of Lentern.

Cash flows from investment activities were negative in an amount of DKK 64.4 million due to the acquisition of Lentern and the minority stake in Satair Hardware Group.

Cash flows from financing activities totaled DKK 63.9 million and include two capital increases, the sale of treasury shares, dividend to the shareholders of Satair A/S for fiscal 2002/03, and the raising of long-term loans.

Risk management

Satair's business transactions involve a variety of commercial and financial risks that may affect the value of the Group's assets and liabilities as well as the level of its future earnings and payment flows. Below is an outline of the most important of these risks.

Commercial risks

The market environment and competition

Satair's revenues and profit are affected by developments in the business trends, general developments within aviation, and external factors influencing the level of activities in aviation.

This is a period of considerable structural upheaval within aviation. Satair endeavors to secure an attractive position for itself in the value chain within aviation, but after several years of sustained pressure on the earnings of airlines, and with the changes that take place in the value chain of aviation, Satair may well be exposed to renewed pressure on its earnings.

The Group's competitiveness differs widely depending upon market and product. Distribution rights in a given product depend upon Satair's ability to secure continuous increases in sales figures.

There is currently a strong consolidation trend within the distribution of spare parts for aircraft, and some manufacturers are preparing to penetrate the part of the supply chain to which Satair belongs. Although Satair has natural competitive advantages in the form of economies of scale, the consolidation trend nevertheless entails risks as well as opportunities for the Group.

Customers and suppliers

Satair's sales go to more than 2,500 customers worldwide. The ten largest customers account for about 20% of revenues, with no single customer contributing more than 5% of revenues. With its broad customer portfolio Satair considers it unlikely that a major customer will withdraw its entire business from the Group in the short term.

Satair has about 20 major suppliers of whom the largest contributes some 12% of total Group purchases, with the ten largest suppliers accounting for a total of 56% of Group purchases. None of the contracts with suppliers are interminable over a long term. No single supplier is believed to constitute a threat to Satair's survival and long-term earnings in the event of a cessation of the business relationship, although the loss of one of the largest suppliers will cause a considerable drop in earnings in the short term.

Risks on inventories

The Group considers warehousing of distribution products to be an important competitive parameter. In addition to distribution products, Satair also carries inventories of goods procured on the basis of specific or expected orders from customers.

It is a general characteristic of sales in the industry that they involve a very high number of part numbers many of which are sold relatively rarely. This increases the risk of obsolescence, and in its business model the Group has therefore made allowances for obsolescence being a part of the cost side of distribution in aviation.

To guard against the risk of obsolescence on inventories, Satair has made arrangements with some of the manufacturers of distribution products for a return privilege on slow-moving products or products that have become obsolete due to the launch of new versions. The Group endeavors to apply global inventory management for distribution products at all locations so as to minimize total inventory levels and reduce the risk of obsolescence.

According to Satair's accounting policies, write-downs for obsolescence in the Aftermarket Division are made for products not traded in the past 12, 24, and 36 months, by 50%, 75%, and 100% respectively. In the OEM Division a different principle applies, as here write-downs are made for products not traded in the past 2, 3, 4 or 5 years by 25%, 50%, 75%, and 100% respectively. Moreover, write-downs are affected on the basis of individual assessments where the book value is seen to exceed the net realization value.

Insurance

It is Satair's policy to arrange insurance against risks to the Group's financial position. In addition to statutory insurance, Satair has arranged for insurance cover in relation to product liability and business interruption loss.

Buildings, operating equipment and inventories are insured on an all-risk basis at replacement value.

The Group's insurance strategy is reviewed once a year together with the Board of Directors.

Financial risks

Currency risks

The majority of Satair's transactions are in foreign currency, and the value of some of the Group's assets and liabilities are also determined in foreign currency. As a result, its financial position and earnings capacity are strongly affected by changes in exchange rates.

As the market has always settled transactions in USD, this has also become Satair's main invoicing currency. Purchases are also primarily in USD, whereas only a minor part of operating costs is incurred in this currency. Satair's most important balance sheet items are also valued on the basis of foreign currencies of which the USD is the most important.

However, after the acquisition of Lentern an increasing number of orders will be invoiced in GBP as a result of which Satair will be more dependent in future upon fluctuations in this currency. The total exposure in GBP will be reduced on an ongoing basis by the balancing of sales/purchases and receivables/payables in the OEM Division.

Development of the USD/DKK rate

July 1, 1999 - June 30, 2004


900
800
700
600
jul 99
sep 99
dec 99
mar 00
jun 00
sep 00
dec 00
mar 01
jun 01
sep 01
dec 01
mar 02
jun 02
sep 02
dec 02
mar 03
jun 03
sep 03
dec 03
mar 04
jun 04

As it is based in Denmark, Satair has no possibility of eliminating its exposure to long-term exchange rate risks without fundamentally changing its functional currency. The Group is currently considering the possibility of changing its functional currency.

It is Satair policy to reduce its exposure to exchange rate fluctuations by means of currency hedging transactions covering its estimated exchange requirement for the next 12 months. Thus, full cover must be arranged for the net currency position at closing date, and there must be active management of exchange rate risks in relation to future earnings.

Satair uses currency hedging only when this is justified by commercial considerations and never engages in speculative currency transactions.

The Group's estimated exchange requirement (USD into DKK) in the coming fiscal year ranges between USD 20 and 25 million. In the absence of hedging arrangements in the form of forward contracts, each 10-point change in the rate of the USD will affect the Group's profit before tax in an amount of between DKK 2.0 and 2.5 million. The table above shows a five-year record of the performance of the USD on an end-of-month basis.

Satair A/S' net currency position in USD and the hedging contracts thereon at June 30, 2004 were as follows:

	USDm
Monetary assets	16.5
Monetary debt items	(8.9)
Net currency position	7.6
Hedging thereof:	
Forward contracts (average price: 649)	2.5
Currency option contracts (minimum average price: 638)	11.0
Hedging of future earnings	**5.9**

With USD/DKK contracts totaling DKK 13.5 million, the Group's exchange requirement has been covered for a period of 6-8 months following June 30, 2004. Purchases in EUR have been covered for sale in USD by the purchase of EUR 2 million (purchase of EUR for USD) at a maximum rate of 112.

Interest risks

The Group's interest-bearing net debt at year-end amounted to DKK 287.5 million of which DKK 205.6 million carries a fixed rate of interest. By means of interest swap agreements a de facto fixed rate of interest has been arranged for a further amount of DKK 125.0 million.

In that way Satair has eliminated the short-term risk of interest rate fluctuations.

Trade risks

Satair's sales to customers worldwide are settled primarily on open-account terms, but also by letter of credit or advance payment, and this requires a special debtor management system. Satair's long-term market presence and its resulting in-depth knowledge of customers, combined with effective follow-up procedures, have enabled the company to keep its exposure to bad debts at a modest level throughout.

Satair's accounting policies require provisions to be made for bad and doubtful debts on the basis of individual assessments and an age criterion. Moreover, a general provision is made for risks related to losses on major customers.

Corporate governance

Satair strives to comply with the principles of corporate governance. The Board of Directors reviews the framework and principles of the Group's overall management practices on an ongoing basis as part of its endeavors to achieve operational excellence and ensure added value for the shareholders in the long term.

Shareholders and interested parties

Satair emphasizes the presentation of open and relevant information to its shareholders and other interested parties and is constantly on the lookout for ways to improve communication and new applications of IT. A new version of the Group's website was introduced in the fall of 2003 which has facilitated access to information about Satair.

Satair has one class of shares only, and there are no privileges attached to any of its shares. Each share of DKK20 gives its holder one vote.

The Board of Directors

The duties of the Board of Directors are generally laid down by law. They include the handling of the overall management of Satair and the formulation of objectives and strategies. The Board also performs overall supervision of the Group's activities and checks that it is managed in a responsible manner and with due regard to Danish legislation and the Articles of Association. The Board's duties are defined in its Order of Business, which is revised to match the requirements of the Group as and when required.

According to the Group's Articles of Association, the Annual Shareholders' Meeting elects three to six members of the Board. The Board currently has nine members of whom six were elected by the Annual Shareholders' Meeting and three are employee representatives. The former group of members sits for a term of two years and may be reelected, whereas the latter members sit for a term defined in pursuance of the provisions of the Danish Companies Act.

When the Board proposes new candidates for membership of the Board, it does so only after a careful assessment of the knowledge and professional experience needed to ensure the presence on the Board of all the necessary competencies. It was in keeping with this principle that, a couple of years ago, it was deemed appropriate to allow the Group's international activities to be reflected in the composition of its Board. Consequently, the Group now has two non-Danish Board members, from France and the USA respectively.

The Board appoints a Chairman from among its members.

See on p. 19 for a profile of the individual Board members.

The Board usually meets six times a year, and one of the meetings involves the Group's management strategy. The Board may also meet in between the ordinary meetings as and when required.

The Board regularly receives briefings on the Group's affairs – and these briefings include a monthly report.

Members of the Board receive a fixed, annual amount in emolument, to be determined by the Annual Shareholders' Meeting. In fiscal 2003/04 the emoluments were unchanged at DKK 75,000 for ordinary members and DKK 225,000 for the Chairman.

The Executive Board

The Executive Board is employed by the Board of Directors that also lays down the terms of employment. The Executive Board is responsible for the day-to-day running of the Group, including the development of its activities and operations, earnings and internal affairs. The Board assigns powers and responsibilities to the Executive Board in pursuance of the Board's Order of Business.

Minimum once a year, the Chairman of the Board and the Chief Executive Officer sit down to review cooperation between Board of Directors and Executive Board and to discuss the procedure to apply to the Executive Board's reports to the Board and the nature thereof.

The employment terms of the Executive Board, including severance terms, are believed to follow general practice in the area.

There is no overlapping of members of Board of Directors and Executive Board, and none of the Board members are involved in the day-to-day management of the Group.

Risk management

Among the Board's supervisory responsibilities is the duty to ensure that the Group has an effective risk management system, identifies all significant risks, builds up systems of risk management, and prepares a risk policy and framework. The policies of operational and financial risk management are decided by the Board, and updates on important risks are included in the regular reports to the Board. In connection with the approval of the Annual Report the Board performs an evaluation of the Group's risk management and the policies adopted. The Group's risk management activities are described in the section 'Risk management'. Due to the developments within aviation since 2001, the Group regularly performs assessments of the industry's development trends, the market environment and competition.

Auditors

Satair's external auditors are appointed by the Annual Shareholders' Meeting for a term of one year.

The frames of reference for the work performed by the auditors – including their fee, audit-related assignments and assignments other than auditing – are laid down in the long-form audit report and in letters of engagement.

Once a year the Board of Directors meets with the external auditors to go over the annual report and discuss the observations made by the auditors as well as any material aspects raised by them. At the meeting the parties also look at the most important accounting policies and their implications for the audit procedures.

Minimum once a year the Board makes an assessment of the internal control systems to ensure that they are appropriate, adequate and in keeping with good practice in the area.

Management

Board of Directors

N.E. Nielsen, born 1948
Attorney-at-law
Chairman
Joined the Board in 1994

Chairman of the Board of:
Amagerbanken Aktieselskab
Ambu A/S
Charles Christensen Holding A/S
Dampskibsselskabet Torm A/S
Danish Supply Corporation A/S
Gammelrand Skærvefabrik A/S
GPV Industri A/S
Mezzanin Kapital A/S
National Industri A/S
Preben Olsen Automobiler A/S

Member of the Board of:
Cimber Air A/S
Danica-Elektronik A/S
Kongskilde Industries A/S
Weibel Scientific A/S
and their subsidiaries

Dorte Sonne Ekner, born 1969
Accounting Coordinator
Elected by the employees
Joined the Board in 2002

Holger Elbek, born 1939
President
Joined the Board in 1992

Christian Haas, born 1948
President, Comir SA, France
Joined the Board in 1998

Richard Haas, born 1941
President, Russell Associates Inc., USA
Joined the Board in 2000

Lene Sussi Hansen, born 1957
IT System Specialist
Elected by the employees
Joined the Board in 2002

Per Iversen, born 1957
Business Development Manager
Elected by the employees
Joined the Board in 1997

Member of the Board of:
Ejendomsselskabet Øresundshøj A/S

Finn Rasmussen, born 1949
President
Joined the Board in 1997

Carsten L. Sørensen, born 1952
President
Joined the Board in 1996

Executive Board

John Stær, born 1951
President & CEO
Joined Satair in 1994

Member of the Board of:
Ambu A/S
K.B. Holding af 1/8 1988 A/S

Corporate Management

John Stær,
President & CEO

Bethina Hamann,
Group Vice-President, Finance

Morten Olsen,
Group Vice-President, Sales

Jens P. Pedersen,
Group Vice-President, Product Marketing & Business Development

Jørgen Østervang Pedersen,
Group Vice-President, Logistics

Rod Scott,
President
Satair Hardware Group Ltd.

Accounting policies

The Annual Report 2003/04 of Satair A/S was prepared in accordance with the provisions applying to class D enterprises under the Danish Financial Statements Act, Danish accounting standards and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

The accounting policies are consistent with those of last year.

Recognition and measurement

The financial statements have been prepared under the historical cost principle. Income is recognized in the income statement as earned, including value adjustments of financial assets and liabilities measured at fair value or amortized cost. Also recognized in the income statement are costs incurred to generate the period's earnings are recognized, including depreciation, amortization, impairment and provisions as well as reversals resulting from changes in accounting estimates of amounts previously recognized in the income statement.

Assets are recognized in the balance when it is probable that future economic benefits will flow to the Group and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic benefits from the Group is probable and the value of the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

In recognizing and measuring assets and liabilities, any predictable gains, losses and risks occurring prior to the presentation of the annual report that confirm or invalidate conditions existing at the balance sheet date are taken into account.

In the preparation of the annual report, the measurement and presentation currency used is DKK, thereby causing all other currencies to be considered foreign currency.

Consolidated financial statements

The consolidated financial statements comprise the parent company, Satair A/S, and subsidiaries in which the parent company directly or indirectly holds the majority of voting rights or which it in some other way controls.

The consolidated financial statements are prepared based on the financial statements of the parent company and the subsidiaries by consolidating uniform accounting items. The financial statements used for the annual report of the Group have been prepared in accordance with the Group's accounting policies.

On consolidation, intra-group income and expenses, shareholdings, dividends and balances, and realized and unrealized gains and losses on intra-group transactions are eliminated.

Subsidiaries acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. On the acquisition of subsidiaries the purchase method is applied. Any difference between the cost of an acquisition and the Group's share of the net asset value of the acquired enterprise at the date of acquisition as calculated in accordance with the Group's accounting policies is distributed upon the individual assets and liabilities of the acquired enterprise on the basis of their fair value with deduction of any provisions for restructuring in the acquired enterprise that have been decided. Any remaining difference (group goodwill) is recognized as an intangible fixed asset and amortized on a straight-line basis in the income statement over the individually estimated useful life of the asset. Negative differences (group badwill) which set off anticipated future losses or costs in the acquired enterprise are included in the balance and recognized in the income statement as the losses or costs are realized.

Enterprises disposed of or liquidated are recognized in the consolidated financial statements until the date of disposal. Any gains or losses on the disposal or liquidation of enterprises in relation to the carrying amount at the date of disposal are entered in the income statement.

The comparative figures are not restated for acquisitions, disposals or liquidations.

The proportionate shares of the subsidiaries' results and shareholders' equity which can be attributed to minority interests are adjusted annually and are stated as separate items in income statement and balance.

Leasing

Services provided in connection with operational leasing are recognized in the income statement for the duration of the leasing period.

Foreign currency translation

Transactions denominated in foreign currencies are translated at the exchange rates at the transaction date. Gains and losses arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement.

Receivables, payables and other monetary items denominated in foreign currencies, which are not settled at the balance sheet date, are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the transaction date is recognized in the income statement.

On recognition of foreign subsidiaries, balance sheet items are translated at the exchange rates at the balance sheet date and income statement items are translated at average exchange rates. Foreign exchange differences arising on the translation of opening shareholders' equity in foreign subsidiaries at average exchange rates, and foreign exchange differences arising on the translation of income statement items at average exchange rates and of balance sheet items at the exchange rates at the balance sheet date are recognized directly in shareholders' equity.

Derivative financial instruments

Derivative financial instruments are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of derivative financial instruments are included in other receivables and payables. The fair value of interest swaps is calculated as the net present value of anticipated future cash flows. The fair value of forward exchange contracts and option contracts are determined by the application of the exchange rates at the balance sheet date of the forward exchange contracts and option contracts, respectively.

Changes in the fair value of derivative financial instruments qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with any changes in the fair value of the hedged asset or liability.

Changes in the fair value of derivative financial instruments qualifying for recognition as a hedge of future transactions involving purchases and sales in foreign currency and future interest payments are recognized in shareholders' equity under retained earnings. If the anticipated future transaction involves the recognition of assets and liabilities, amounts deferred under shareholders' equity will be transferred from shareholders' equity and included in the acquisition cost of the asset or liability, respectively. Other amounts deferred under shareholders' equity are released to the income statement for the period in which the hedged item affects the income statement.

Corporation tax and deferred tax

Tax on profit for the year consists of current tax and deferred tax for the year, the effect on deferred tax of changes in tax rates, and adjustments of current tax relating to previous years. Such part of tax for the year as is attributable to items directly under shareholders' equity is taken directly to shareholders' equity.

Current tax is calculated at the tax rate applicable for the year. Deferred tax is measured according to the tax rules and at the tax rates applicable by law in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax.

Current tax payable and receivable is recognized in the balance sheet as tax computed on the taxable income for the year, adjusted for tax on the taxable income of prior years and for tax paid on account.

Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Adjustment is made to deferred tax relating to unrealized intra-group profits and losses.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity.

Income statement

Revenues

Revenues comprise invoiced sales of goods and services made during the year and are recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place by year-end. Revenues are measured ex discounts directly related to the sales.

Cost of goods sold

Cost of goods sold comprises the cost of commercial products consumed to achieve the revenues for the year as well as realized and unrealized exchange rate adjustments, price adjustments to fair value of other financial instruments, and price adjustments to similar items.

Staff costs

Staff costs include wages and salaries and pension costs for the Group's employees as well as other staff-related costs.

Other costs

Other costs comprise the costs of distribution, sales, advertising, administration, operational leasing, rental of premises, etc.

Depreciation and impairment

Depreciation and impairment comprise depreciation and impairment for the year of fixed assets.

Profits/losses from investments in subsidiaries

The proportionate share of the result before tax of the individual subsidiary is recognized in the parent company's income statement after full elimination of intra-group profits/losses and less amortization of group goodwill.

The share of the taxes of subsidiaries is recognized as tax on profit/loss for the year.

Interest income and expense and similar items

Interest income and expense comprise financial income and expense.

Balance sheet

Intangible fixed assets
IT software and development costs are recognized as assets provided that there is sufficient assurance that the value in use of future earnings will cover the related costs.

IT software and development costs are measured at cost less accumulated amortization and impairment. The amortization period is 4 and 7 years, respectively. The 7-year amortization period is determined on the basis of strategic considerations concerning the central ERP system and applies only to this system.

Tangible fixed assets
Tangible fixed assets are measured at cost less accumulated depreciation and impairment. Land is not depreciated.

Cost comprises the purchase price and any costs directly attributable to the acquisition of the asset until the date when it is available for use. Borrowing costs are not recognized.

Depreciation calculated as cost less any residual value is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Office and warehouse buildings	30/50 years
IT hardware	3 years
Fixtures and fittings, tools and equipment	7 years

The 7-year depreciation period is based on experience with regard to the duration of the period in which such assets are in use.

Acquisitions costing less than DKK 11,000 are expensed in the income statement in the year of acquisition.

Gains and losses on the disposal of tangible fixed assets are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. Gains or losses are recognized in the income statement under other external costs.

Impairment of intangible and tangible fixed assets
The carrying amount of the Group's intangible and tangible fixed assets is reviewed regularly to look for any indication that an asset may be impaired beyond what is reflected by the current impairment. When such an indication exists, the recoverable amount of the asset is assessed and the carrying amount is fixed at the lower of recoverable amount and carrying amount. The recoverable amount is fixed at the higher of expected net selling price and expected value in use of the asset.

Financial fixed assets
Investments in subsidiaries are measured in the parent company's balance sheet according to the equity method at the proportionate share of the enterprises' book values calculated in accordance with the parent company's accounting policies minus or plus unrealized intra-group profits and losses and plus or minus the residual value of positive or negative group goodwill calculated under the purchase method.

Net revaluation of investments in subsidiaries is transferred to the reserve for net revaluation in shareholders' equity according to the equity method to the extent that the carrying amount exceeds the cost of acquisition less group goodwill amortization.

Commercial products
Inventories of commercial products (aircraft spare parts) are recognized at acquisition cost on the basis of the lower of average acquisition cost and net realizable value. Net realizable value is measured on the basis of an individual assessment. Write-downs for obsolescence are made on aircraft spare parts, especially on slow-moving products.

The acquisition cost of commercial products is measured at purchase price plus delivery costs.

Receivables
Receivables are recorded in the balance at amortized cost. For short-term non-interest-bearing receivables and receivables with a floating interest this usually corresponds to the nominal value. Receivables are written down to the lower of net realizable value and cost. Net realizable value is stated on the basis of an individual assessment of receivables items. A general write-down is also made on receivables relating to sales of goods and services on the basis of the Group's experience in this field.

Listed shares
Listed shares are recognized at their market value on the balance sheet date. The market value is determined on the basis of the latest selling price registered.

Shareholders' equity
Dividend is recognized as a liability at the date when it is adopted at the Annual Shareholders' Meeting. The proposed dividend payment for the year is disclosed as a separate item under shareholders' equity.

The acquisition of treasury shares is recognized at cost in shareholders' equity. The proceeds of sales of treasury shares and dividend payments received are also recognized in shareholders' equity.

Provisions

Provisions are recognized when, as a result of events happening before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there may be an outflow of economic benefits to settle the obligation.

Provisions are made for pension liabilities for which no insurance cover has been arranged. Pension liabilities are stated as the net present value of the expected future benefits attributed under the scheme.

Financial liabilities

Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid. In subsequent periods, the amounts are measured at amortized cost, meaning that the effective interest rate is recognized in the income statement over the term of the loan.

Other financial liabilities comprise trade payables, amounts owing to subsidiaries and other debt and are measured at amortized cost which, for these items, usually corresponds to the nominal value.

Other debt mainly consists of liabilities in relation to holiday pay, taxes and duties, and interest.

Statement of cash flows

The statement of cash flows is presented under the indirect method and shows the Group's cash flows for the year from operating, investing and financing activities, the year's changes in cash at bank and in hand, and cash at bank and in hand at the beginning and end of the year.

Cash flow from operating activities

Cash flows from operating activities are calculated as the profit/loss for the year before depreciation and adjusted for changes in working capital, interest payments made and received, and corporate tax paid.

Cash flow from investing activities

Cash flows from investing activities comprise payments in connection with acquisitions and disposals of fixed assets.

Cash flow from financing activities

Cash flows from financing activities comprise cash flows to and from shareholders, and the raising and repayment of long-term financial liabilities.

Cash at bank and in hand

Cash at bank and in hand comprises cash less short-term debt to banks.

The statement of cash flows cannot be derived solely from the published financial statements.

Segment information

Information is provided by business segments and geographical segments. The Group's primary activities are divided into the Aftermarket and OEM segments. Segment information follows the Group's accounting policies and internal financial control.

The business segment is the Group's primary segment, the geographical segment being its secondary segment. Information on geographical markets is given only in the form of revenues.

In view of its activities, the parent company does not provide segment information in its accounts.

Incentive schemes

The Executive Board and a number of senior employees are covered by a stock option program. The most important terms and conditions of the program are stated in 'Review of operations'. The income statement is not affected by the program.

In the tables, brackets indicate negative values or deduction items. Unless otherwise indicated, all amounts are stated in DKK '000.

Signatures and Auditors' Report

The Board of Directors and the Executive Board have considered and approved the Annual Report for the fiscal year July 1, 2003 - June 30, 2004 of Satair A/S.

The Annual Report was prepared in accordance with the Danish Financial Statements Act, Danish accounting standards, and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

We consider the accounting policies applied appropriate and the accounting estimates made reasonable. Furthermore, we consider the overall Annual Report presentation true and fair. Therefore, in our opinion, the Annual Report gives a true and fair view of the financial position of the Group and the Parent Company, of the results of the Group and Parent Company operations and of consolidated cash flows.

We recommend that the Annual Report be adopted at the Annual Shareholders' Meeting.

Kastrup, September 13, 2004

Executive Board

John Stær

Board of Directors

N.E. Nielsen (Chairman)	Dorte Sonne Ekner	Holger Elbek
Christian Haas	Richard Haas	Lene Sussi Hansen
Per Iversen	Finn Rasmussen	Carsten L. Sørensen

Auditors' Report

To the Shareholders of Satair A/S

We have audited the Annual Report of Satair A/S for the financial year 1 July, 2003 - 30 June, 2004.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at 30 June, 2004 of the Group and the Parent Company and of the results of the Group and Parent Company operations and consolidated cash flows for the financial year 1 July, 2003 - 30 June, 2004 in accordance with the Danish Financial Statements Act, Danish Accounting Standards and the general financial reporting requirements of the Copenhagen Stock Exchange.

Copenhagen, September 13, 2004

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentselskab

Carsten Ehlers
State Authorised Public Accountant

Allan Vestergaard Andersen
State Authorised Public Accountant

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Erik Stener Jørgensen
State Authorised Public Accountant

Income statement

for the period July 1, 2003 – June, 30, 2004 (DKK '000)

Parent company				Group	
2002/03	2003/04	Note		2002/03	2003/04
591,150	576,848	1	Net revenues	1,122,871	1,147,797
(483,767)	(485,925)	2	Cost of goods sold	(899,780)	(918,857)
107,383	**90,923**		**Gross profit**	**223,091**	**228,940**
473	6,244	3	Other operating income	0	11,721
(55,923)	(54,927)	4	Staff costs	(109,646)	(122,581)
(5,565)	(1,585)	5	Other costs	(57,257)	(55,705)
46,368	**40,655**		**Profit before depreciation (EBITDA)**	**56,188**	**62,375**
(6,919)	(7,281)	9	Depreciation and impairment	(9,722)	(11,240)
-			Special inventory write-down	0	(7,434)
39,449	**33,374**		**Profit on primary operations (EBIT)**	**46,466**	**43,701**
10,683	2,049	10	Profit on investments in subsidiaries	-	
3,675	2,118	6	Financial income	1,196	458
(23,793)	(11,554)	7	Financial costs	(14,650)	(18,805)
30,014	**25,987**		**Profit before tax**	**33,012**	**25,354**
(2,407)	(4,850)	8	Tax on profit for the year	(3,710)	(5,099)
27,607	**21,137**		**Profit for the year**	**29,302**	**20,255**
-			Share to minority shareholders of profit for the year	(1,695)	882
27,607	**21,137**		**Share to Satair A/S' of profit for the year**	**27,607**	**21,137**

Parent company 2003/04		
	Distribution of profit	
	Proposal for the distribution of profit:	
405	Revaluation reserve (equity method)	
11,072	Retained earnings	
9,660	Proposal for dividend for FY 2003/04	
21,137		

Balance sheet

At June 30, 2004 (DKK '000)

Parent company				Group	
2002/03	2003/04	Note	Assets	2002/03	2003/04
		9	**Intangible fixed assets:**		
16,210	11,044		IT software and development costs	16,210	11,044
16,210	**11,044**			**16,210**	**11,044**
		9	**Tangible fixed assets:**		
23,504	22,802		Land and buildings	23,504	24,908
980	952		Other plant, operating equipment, etc.	8,075	13,180
24,484	**23,754**			**31,579**	**38,088**
			Financial fixed assets:		
295,528	183,569	10	Investments in subsidiaries	-	
295,528	**183,569**			-	-
336,222	**218,367**		**Fixed assets**	**47,789**	**49,132**
			Current assets:		
			Inventories:		
107,392	100,730		Commercial products	369,950	405,757
1,793	2,240		Advance payments	1,793	2,327
109,185	**102,970**			**371,743**	**408,084**
			Receivables:		
77,082	71,273		Receivables from sales and services	181,831	227,361
17,480	33,973		Amounts owing from subsidiaries	-	
2,530	8,907	8	Deferred tax assets	24,769	45,788
1,715	2,863		Other receivables	15,186	9,807
9,999	5,453		Forward contracts	10,032	5,453
1,061	1,493	11	Prepayments	1,988	1,511
109,867	**123,962**			**233,806**	**289,920**
-	1,534		**Listed shares**	-	1,534
29,428	**43,054**		**Cash at bank and in hand**	**45,170**	**76,738**
248,480	**271,520**		**Current assets**	**650,719**	**776,276**
584,702	**489,887**		**Assets**	**698,508**	**825,408**

Parent company				Group	
2002/03	2003/04	Note	**Liabilities**	2002/03	2003/04
			Shareholders' equity:		
42,301	49,101		Share capital	42,301	49,101
73,142	0		Net revaluation reserve (equity method)	-	
438	26,615		Premium on issue	438	26,615
(3,893)	0		Treasury shares	(3,893)	0
(2,770)	(2,286)		Fair value of financial instruments	(2,770)	(2,286)
77,228	148,458		Retained earnings	150,370	148,458
8,460	9,660		Proposal for dividend for 2003/04	8,460	9,660
194,906	**231,548**	12/13	**Share to Satair A/S' of shareholders' equity**	**194,906**	**231,548**
-			Share to minorities of shareholders' equity	39,033	0
194,906	**231,548**		**Shareholders' equity**	**233,939**	**231,548**
			Provisions:		
0	1,551	8	Deferred tax	0	653
1,817	1,503		Pension liabilities	1,817	1,503
1,817	**3,054**		**Provisions**	**1,817**	**2,156**
			Long-term financial liabilities:		
155,000	155,000		Banks	233,146	272,981
155,000	**155,000**	14	**Long-term financial liabilities**	**233,146**	**272,981**
			Short-term financial liabilities:		
-		14	Long-term debt due within 1 year	3,751	0
0	8,039		Bank debt	25,971	91,271
-			Advance payments from customers	1,987	1,429
67,121	65,359		Payable to suppliers	164,005	168,269
148,880	11,745		Payable to subsidiaries	-	
1,774	775	8	Corporate tax	6,367	8,671
11,247	11,103		Other debt	23,568	45,819
3,957	3,264		Interest swaps	3,957	3,264
232,979	**100,285**		**Short-term financial liabilities**	**229,606**	**318,723**
387,979	**255,285**		**Financial liabilities**	**462,752**	**591,704**
584,702	**489,887**		**Liabilities**	**698,508**	**825,408**

17 Pledges and security
18 Contingent liabilities
19 Lease commitments
20 Transactions with related parties

Statement of Group cash flows

for the period July 1, 2003 – June 30, 2004

Note		2002/03	2003/04
	Profit before depreciation	56,188	62,375
	badwill recognition thereof	0	(11,721)
	Financial payments received	1,196	458
	Financial payments	(14,650)	(18,966)
	Corporate tax paid	(21,570)	(14,254)
16	Movements in working capital	39,546	(768)
	Cash flow from ordinary operations	**60,710**	**17,124**
13	Acquisition of subsidiaries	-	(61,079)
	Investments in intangible and tangible fixed assets	(5,635)	(7,281)
	Sales of tangible fixed assets	171	3,946
	Cash flow from investments	**(5,464)**	**(64,414)**
	Dividend to shareholders of Satair A/S and minorities	(12,392)	(8,374)
	Sale/(purchase) of treasury shares	(3,893)	3,203
	Increase of share capital	-	32,977
	Raising of long-term debt	-	36,084
	Repayments on long-term debt	(12,683)	0
	Cash flow from financing	**(28,968)**	**63,890**
	Total cash flows	**26,278**	**16,600**
	Cash at bank and in hand less short-term bank debt at July 1	(7,079)	19,199
	Net bank debt in connection with acquisition of company	0	(50,332)
15	**Cash at bank and in hand less short-term bank debt at June 30**	**19,199**	**(14,533)**

Notes to the accounts

Business areas – Primary segment

2002/03					2003/04		
Aftermarket	OEM	Group			Aftermarket	OEM	Group
			Note 1:	**Segment information**			
834,197	305,321	1,139,518		Net revenues	763,361	404,824	1,168,185
5,501	11,146	16,647		Ingra-group revenues	4,167	16,221	20,388
828,696	294,175	1,122,871		External revenues	759,194	388,603	1,147,797
153,599	69,492	223,091		Gross profit	134,627	94,313	228,940
31,885	14,581	46,466		Profit on primary operations	28,972	14,729	43,701
26,199	6,813	33,012		Profit before tax	22,162	3,192	25,354
25,450	3,852	29,302		Profit for the year	18,723	2,414	21,137
92,106	5,361	47,789		Fixed assets	35,805	13,327	49,132
271,638	192,931	464,569		Liabilities	248,293	345,567	593,860

Geographical – Secondary segment

Parent company				Group	
2002/03	2003/04			2002/03	2003/04
			Net revenues		
370,293	394,496		Europe	622,598	731,436
58,141	54,840		North and South America	157,396	131,824
100,999	91,351		Asia/Pacific	280,774	248,003
61,717	36,161		Middle East and Africa	62,103	36,534
591,150	**576,848**			**1,122,871**	**1,147,797**

Parent company 2002/03	Parent company 2003/04			Group 2002/03	Group 2003/04
		Note 2:	**Exchange rate adjustments and discounts on forward contracts**		
28,940	6,851		Exchange rate adjustments	10,658	(4,125)
20,044	15,721		Realized gains/(losses) on forward contracts	20,057	15,780
7,632	(4,546)		Unrealized gains/(losses) on forward contracts	7,958	(4,546)
56,616	**18,026**			**38,673**	**7,109**
			To be allocated as follows:		
			Exchange rate adjustments, net		
55,962	17,870		(recognized under cost on goods sold)	38,055	6,967
			Discounts on forward contracts, etc.		
654	156		(recognized under financing)	618	142
56,616	**18,026**			**38,673**	**7,109**

Parent company 2002/03	Parent company 2003/04			Group 2002/03	Group 2003/04
		Note 3:	**Other operating income**	2002/03	2003/04
-	5,878		Badwill from acquisition of minority shares	-	5,878
-			Badwill re cover of costs, Lentern	-	5,843
473	366		Gross profit on property hired out	-	
473	**6,244**			**-**	**11,721**

Parent company 2002/03	Parent company 2003/04			Group 2002/03	Group 2003/04
		Note 4:	**Staff costs**		
49,665	48,317		Wages, salaries and emoluments	93,513	103,817
2,404	1,975		Pensions	4,151	3,819
810	809		Other social security costs, etc.	3,961	3,782
3,044	3,826		Other staff-related costs	8,021	11,163
55,923	**54,927**			**109,646**	**122,581**
2,627	2,860		Salaries and other payments to Executive Board (parent company)	2,627	2,860
825	825		Emoluments to Board of Directors (parent company)	825	825
123	122		Average no. of employees	282	360
		Note 5:	**Fees to auditors appointed at the Annual Shareholders' Meeting**		
425	480		Audit fee, PricewaterhouseCoopers	1,385	1,445
475	509		Fee for other services, PricewaterhouseCoopers	745	2,737
70	70		Audit fee, Grant Thornton	70	70
		Note 6:	**Financial income**		
2,547	1,813		Interest received from subsidiaries	-	
1,128	305		Other interest income, etc.	1,196	458
3,675	**2,118**			**1,196**	**458**
		Note 7:	**Financial costs**		
(16,115)	(2,276)		Interest, etc., paid to subsidiaries	-	
(7,678)	(9,278)		Other interest expense, etc.	(14,650)	(18,805)
(23,793)	**(11,554)**			**(14,650)**	**(18,805)**
		Note 8:	**Tax for the year**		
-	739		Estimated tax on the taxable income for the year	603	3,513
239	1,962		Adjustment of deferred tax for the year	872	490
174	2,120		Adjustment of deferred tax re previous years	184	2,120
3,335	(208)		Adjustment of deferred tax over shareholders' equity	3,335	(208)
38	(1,407)		Adjustment of tax owing re previous years	(1,284)	(816)
(76)	1,893		Tax in subsidiaries	-	
(1,303)	(249)		Share to minority shareholders of tax in subsidiaries	-	
2,407	**4,850**			**3,710**	**5,099**
			Breakdown of total Group tax payments:		
-			30% of profit before tax	9,904	7,606
-			Adjustment of tax re previous years	(1,284)	1,304
-			Effect of different tax rates in the individual Group companies, etc.	(4,910)	(3,811)
-				**3,710**	**5,099**

Deferred tax (receivable) relates primarily to tax loss carry-forwards, inventory write-downs, provisions for bad debts and financial instruments.

Note 9: Intangible and tangible fixed assets

Group	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*
Acquisition cost:			
Acquisition cost at July 1, 2003	39,213	36,760	27,673
Exchange rate adjustment			81
Additions	1,055	2,134	13,270
Disposals			(5,232)
Acquisition cost at June 30, 2004	**40,268**	**38,894**	**35,792**
Accumulated depreciation and impairment:			
Depreciation and impairment at July 1, 2003	23,003	13,256	19,598
Exchange rate adjustment			(30)
Disposals			(1,052)
Depreciation	6,221	730	4,096
Depreciation and impairment at June 30, 2004	**29,224**	**13,986**	**22,612**
Carrying amount at June 30, 2004	**11,044**	**24,908**	**13,180**
Carrying amount of publicly assessed Danish properties		19,998	
Latest public assessment of Danish properties		41,800	

Parent company	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*
Acquisition cost:			
Acquisition cost at July 1, 2003	39,213	36,760	7,560
Additions	1,055		336
Disposals			(90)
Acquisition cost at June 30, 2004	**40,268**	**36,760**	**7,806**
Accumulated depreciation and impairment:			
Depreciation and impairment at July 1, 2003	23,003	13,256	6,580
Disposals			(90)
Depreciation	6,221	702	364
Depreciation and impairment at June 30, 2004	**29,224**	**13,958**	**6,854**
Carrying amount at June 30, 2004	**11,044**	**22,802**	**952**
Carrying amount of publicly assessed Danish properties		19,998	
Latest public assessment of Danish properties		41,800	
Depreciation period (years)	4/7	30/50	3/7

Note 10: Investments in subsidiaries

Acquisition cost at July 1, 2003	141,432
Additions	38,065
	179,497
Revaluation and impairment at July 1, 2003	154,096
Share to Satair A/S of profit before tax in subsidiaries	2,049
Share to Satair A/S of tax in subsidiaries	(1,644)
Exchange rate adjustment of opening shareholders' equity in foreign subsidiaries	(2,924)
Dividend to parent company for 2002/03, etc.	(147,505)
Revaluation and impairment at June 30, 2004	4,072
Carrying amount at June 30, 2004	183,569

Subsidiaries	*Shareholding*	*Company capital (million)*
Satair USA Inc., USA	100%	USD 1.0
Satair Asia Pte. Ltd., Singapore	100%	SGD 2.3
Control Products AG, Switzerland	100%	CHF 0.1
Satair Service A/S, Denmark	100%	DKK 3.0
Satair Hardware Group Ltd., UK	100%	GBP 0.5
Satair Hardware Ltd. (formerly C.J. Fox & Sons Ltd.), UK	100%	GBP 0.3
Satair Hardware SAS (formerly Satair France SA), France*	100%	EUR 0.2
Satair Hardware A/S, Denmark*	100%	DKK 0.5
Satair Hardware GmbH, Germany*	100%	EUR 0.1
Satair Hardware UK Ltd. (formerly Lentern Aircraft Ltd.), England*	100%	GBP 0.1
Satair Hardware USA Inc. (formerly Lentern International Inc.), USA*	100%	USD 0.1

**Subsidiaries of Satair Hardware Group Ltd.*
The fiscal year of Control Products is June 1 – May 31. The company is currently in liquidation.

Note 11: Prepayments

Prepayments comprise prepaid expenses in relation to software licenses, leasing services and interest swap premiums.

Note 12: Shareholders' equity

	Share capital	*Net revaluation reserve (equity method)*	*Premium on issue*	*Treasury shares*	*Market value of financial instruments*	*Retained earnings*	*Proposed in dividend*	*Total at June 30, 2003*
Shareholders' equity at June 30, 2002	42,301	99,524	438	-	5,011	56,875	8,320	212,469
Paid in dividend	-	-	-	-	-	-	(8,320)	(8,320)
Exchange rate adjustments re opening equity capital of foreign subsidiaries	-	(25,176)	-	-	-	-	-	(25,176)
Share to Satair A/S of profit for the year	-	12,062	-	-	-	15,545	-	27,607
Adjustment, market value financial instruments	-	-	-	-	(7,781)	-	-	(7,781)
Acquisition of treasury shares	-	-	-	(3,893)	-	-	-	(3,893)
Dividend in subsidiaries 2002/03	-	(13,268)	-	-	-	13,268	-	0
Proposed in dividend	-	-	-	-	-	(8,460)	8,460	0
Shareholders' equity at June 30, 2003	42,301	73,142	438	(3,893)	(2,770)	(77,228)	8,640	194,906

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial instruments	Retained earnings	Proposed in dividend	Total at June 30, 2003
Shareholders' equity at July 1, 2003	42,301	73,142	438	(3,893)	(2,770)	77,228	8,460	194,906
Paid in dividend	-	-	-	-	-	-	(8,374)	(8,374)
Dividend re treasury shares	-	-	-	-	-	86	(86)	0
Exchange rate adjustments re opening equity capital of foreign subsidiaries, etc.	-	(12,785)	-	-	-	-	-	(12,785)
Share to Satair A/S of profit for the year	-	405	-	-	-	20,732	-	21,132
Adjustment, market value financial instruments	-	-	-	-	484	-	-	484
Issue of shares	6,000	-	25,977	-	-	-	-	31,977
Sale of treasury shares	-	-	-	3,203	-	-	-	3,203
Rate adjustment re treasury shares				690		(690)		0
Employee shares	800	-	200	-	-	-	-	1,000
Dividend in subsidiaries 2003/04	-	(147,505)	-	-	-	147,505	-	0
Negative net revaluation	-	86,743	-	-	-	(86,743)	-	0
Proposed in dividend	-	-	-	-	-	(9,660)	9,660	0
Shareholders' equity at June 30, 2004	**49,101**	**0**	**26,615**	**0**	**(2,286)**	**148,458**	**9,660**	**231,548**

The share capital consists of 2,455,073 shares in denominations of DKK 20. See p. 12 for movements in Satair share capital.

Note 13: Acquisition of subsidiaries

Payments re acquisitions of subsidiaries in 2003/04 relate to the acquisition of the remaining 44% stake in Satair Hardware Group and the acquisition of all shares in Lentern Aircraft Ltd. and Lentern International Inc. effective from December 19, 2003.

Both acquisitions triggered an amount in badwill as explained in note 3. In connection with the calculation of badwill from the acquisition of the Lentern companies a provision was made for the restructuring of the acquired companies. Of this provision a total of DKK 3.2 million remained at June 30, 2004 for spending in 1H 2004/05. The Lentern acquisition can be itemized as follows:

Fixed assets	10,640
Inventories	63,780
Receivables	40,408
Other assets including deferred tax assets	25,371
Long-term debt	0
Short-term bank debt	(50,597)
Other debt including provision for restructuring costs	(52,552)
Shareholders' equity at acquisition	37,050
Group badwill	(8,158)
Acquisition cost, Lentern shares	28,892
Acquisition cost, Satair Hardware Ltd. shares	32,187
Acquisition of subsidiaries, total	61,079

Note 14: **Long-term debt**

	Bank debt		*Other debt*	
	30/6 2003	*30/6 2004*	*30/6 2003*	*30/6 2004*
Remaining term to maturity:				
Less than 1 year	3,751	0	45	0
Between 1 and 5 years	233,146	272,981	0	0
More than 5 years	0	0	0	0
Total	**236,897**	**272,981**	**45**	**0**
Cash value of debt in DKKm	237	278	0	0

Note 15: **Cash funds less short-term bank debt**

	30/6 2003	*30/6 2004*
Short-term bank debt	(25,971)	(91,271)
Cash at bank and in hand	45,170	76,738
	19,199	**(14,533)**

Note 16: **Movements in working capital**

	2002/03	*2003/04*
Movements in trade receivables	17,070	(5,122)
Movements in inventories including advance payments	3,028	20,005
Movements in other receivables	(5,268)	5,834
Movements in supplier payables	49,295	(25,097)
Movements in other debt	6.033	1,546
Other movements, etc., net	(30.612)	2,066
	39.546	**(768)**

Note 17: **Pledges and security**

Mortgage deeds at a total value of DKK 30 million have been issued to Satair A/S as mortgagor and are in the company's possession.

Note 18: **Contingent liabilities**

See Financial Review on p. 14-17 on forward contracts.

Satair A/S is jointly and severally liable with Satair Service A/S for the Danish tax debt.

Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 205 million of which DKK 167.5 million had been utilized at June 30, 2004.

Note 19: **Lease commitments**

Group and parent company have signed leases, which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 7% p.a. amounts to DKK 50 million (2002/03: DKK 26 million), respectively DKK 6.2 million (2002/03: DKK 8 million). Of this amount, DKK 1.7 million, respectively DKK 9.3 million, falls due within 1 year. Satair's lease commitments involve operational leasing contracts only.

Note 20: **Transactions with related parties**

The Group companies did not engage in any material transactions in 2003/04 with the Board of Directors, Executive Board, major shareholders, or any companies outside the Satair Group in which these parties hold interests.

Transactions with other related parties are made on general market terms.

Satair in brief

Satair was founded in 1957 and is now one of the world's leading service and trading companies within sales and distribution of production parts and spare parts for aircraft.

Because of its size, broad product portfolio and international presence, Satair is capable of offering customers and suppliers access to an efficient global network, which encompasses a variety of different services.

As one of the leading actors in the industry, Satair invests considerable resources in the development of new business concepts, which can reduce supply chain costs – to the benefit of both customers and suppliers.

Satair has 436 employees worldwide. It is certified under ISO 9001:2000 and various other aerospace standards.

Suppliers

A passenger aircraft consists of up to 3 million different parts manufactured by a large, inhomogeneous group of suppliers. Satair distributes and sells more than 35,000 different aircraft parts, making it an important link between manufacturers and end-users. Satair provides an array of services to its suppliers, such as e.g. sales and marketing, customer service, logistics and e-commerce.

Aircraft operators

Satair's Aftermarket Division has more than 2,000 customers worldwide and works as the supply channel for a complex and fragmented group of suppliers. Consumption levels of aircraft spare parts are high and often very difficult to predict, and that is why many aircraft operators choose Satair as their partner.

Aircraft manufacturers

Satair Hardware Group is among the leading distributors of hardware and raw materials for manufacturers of commercial aircraft and helicopters in Europe. Satair Hardware Group was founded in 2001 following the merger of Satair's OEM activities with UK-based C.J. Fox & Sons Ltd. In 2003 the Group's business activities were expanded with the acquisition of Lentern.

Definition of key figures

The key figures appearing on p. 2 are calculated in accordance with the recommendations of the Danish Society of Financial Analysts:

Gross margin:	$\frac{\text{Gross margin x 100}}{\text{Revenues}}$
Profit ratio:	$\frac{\text{Profit before financing x 100}}{\text{Revenues}}$
Return on assets:	$\frac{\text{Profit before financing x 100}}{\text{Average balance sheet total}}$
Return on equity:	$\frac{\text{Profit after tax and minority interests x 100}}{\text{Average shareholders' equity less minority interests}}$
Equity ratio:	$\frac{\text{Shareholders' equity at year-end less minority interests x 100}}{\text{Balance sheet total at year-end}}$
Earnings per DKK20 share:	$\frac{\text{Profit after tax and minority interests}}{\text{Average no. of shares}}$
Cash flow per DKK20 share:	$\frac{\text{Cash flow from operations}}{\text{Average no. of shares}}$
Book value per DKK20 share:	$\frac{\text{Shareholders' equity at year-end less minority interests}}{\text{Average no. of shares at year-end}}$
Dividend per DKK20 share:	$\frac{\text{Rate of dividend x 20}}{\text{100}}$
Market cap/book value:	$\frac{\text{Market cap at year-end}}{\text{Shareholders' equity at year-end}}$
Price/earnings ratio:	$\frac{\text{Share price at year-end}}{\text{Earnings per DKK20 share}}$
Market cap:	Share price at year-end x No. of shares at year-end

Mission statement

Our mission is to become the global leader in aerospace distribution services by exceeding both customer and supplier needs for competitive and innovative supply chain solutions.

Aftermarket-division

www.satair.com e-mail: info@satair.com

Satair A/S
Amager Landevej 147A
DK-2770 Kastrup
Tel. +45 3247 0100
Fax +45 3251 3431
SITA CPHSA7X
AOG Service +45 4040 1224

Satair Asia Pte. Ltd.
8 Loyang Link
508897 Singapore
Tel. +65 6543 0977
Fax +65 6543 0737
Telex RS 51235
SITA SINSA7X

Satair USA Inc.
3993 Tradeport Boulevard
Atlanta, GA 30354
USA
Tel. +1 404 675 6317
Fax +1 404 675 6311
Telex 49600299
SITA ATLSA7X

Satair China
Representative Office
CASC/Airbus
Tianzhu Airport
Industrial Zone
Tianwei Erjie
Shunyi County
P.O. Box 3412
101312 Beijing
People's Republic of China
Tel. +86 10 8048 6340/4050
Fax +86 10 8048 6599

Satair Malaysia
Foreign Branch
311, Block E Kelana Parkview
No. 1 Jalan SS6/2, Kelana Jaya
47301 Petaling Jaya
Selangor Darul Ehsan
Malaysia
Tel. +603 704 6657/6670
Fax +603 704 6691

OEM-division

www.satairhg.com e-mail: info@satairhg.com

Satair Hardware UK Ltd.
Shoreham Airport
Shoreham by Sea
BN43 5FN West Sussex
United Kingdom
Tel. +44 1 273 464 046
Fax +44 1 273 464 577

Satair Hardware A/S
Amager Landevej 147A
DK-2770 Kastrup
Tel. +45 3247 0100
Fax +45 3247 0192

Satair Hardware SAS
27 av. Etienne Audibert Z.I.
B.P. 30169
60305 Senlis Cedex
France
Tel. +33 3 4421 6868
Fax +33 3 4453 4999

Satair Hardware Inc.
650 SW 34th Street
Ft. Lauderdale
Florida, FL 33315
USA
Tel. +1 954 359 1694
Fax +1 954 359 1698

Satair A/S, Incorp. No. 78419717, Stock code DK0010230390, Registered office: In the Municipality of Tarnby

SATAIR



ANNUAL REPORT 2004/05









Five-year summary

This is a translation into English of the original text in Danish. In case of discrepancies between the two texts, the original Danish text shall be considered final and conclusive.

DKKm	00/01	01/02	02/03	03/04	04/05
Profit and loss account:					
Revenues in USDm	150.6	153.8	157.8	184.1	217.0
Revenues in DKKm	1,258.9	1,276.6	1,122.9	1,147.8	1,272.2
Gross profit	249.8	231.3	223.1	228.9	287.0
Cost of staff, sales and administration	(144.7)	(162.5)	(166.9)	(178.3)	(216.0)
Profit on primary operations	97.8	59.1	46.5	43.7	59.1
Profit before tax	80.2	42.0	33.0	25.4	37.1
Profit after tax	59.8	30.8	29.3	20.3	26.0
Extraordinary items after tax	5.8	0.0	0.0	0.0	0.0
Share to Satair A/S of profit for the year	65.6	22.7	27.6	21.1	26.0
Balance:					
Total assets	811.4	692.7	698.5	825.4	838.9
Share to Satair A/S of shareholders' equity	197.3	212.5	194.9	231.5	248.9
Interest-bearing debt, net	269.2	256.1	217.7	287.5	292.8
Statement of cash flows:					
Cash flow from ordinary operations	(39.1)	33.2	60.7	17.1	14.4
Cash flow from extraordinary operations	4.2	0.0	0.0	0.0	0.0
Cash flow from investments	(10.2)	(21.4)	(5.5)	(64.4)	(9.2)
Cash flow from financing	(17.9)	187.2	(29.0)	63.9	47.1
Total cash flows	(63.1)	199.0	26.3	16.6	52.3
Share-related key ratios:					
Earnings per DKK 20 share	28.9	10.9	13.0	9.3	10.6
Cash flow per DKK 20 share	(18.9)	16.0	28.7	7.5	5.9
Carrying amount per DKK 20 share	94.9	100.5	92.2	94.3	101.4
Dividend per DKK 20 share	7.0	4.0	4.0	4.0	5.0
Market cap/carrying amount	2.3	1.3	1.2	1.2	1.7
Price/earnings ratio	7.6	12.2	8.3	12.6	16.7
Average no. of shares ('000)	2,055	2,070	2,115	2,273	2,455
Listed price per DKK 20 share at year-end	220	133	108	117	177
Market cap in DKKm	458	281	228	287	435
Key ratios:					
Average USD rate	836	831	711	628	585
USD rate at year-end	879	745	650	611	616
Gross margin	19.8	18.1	19.9	19.9	22.6
Profit ratio, %	7.8	4.6	4.1	3.8	4.6
Return on assets, %	14.9	7.9	6.7	5.7	7.1
Return on equity, %	34.4	15.0	14.4	9.9	10.8
Equity ratio, %	24.3	30.7	27.9	28.1	29.7
Average no. of employees	230	290	282	360	426

The key ratios are stated in accordance with 'Recommendations and Key Figures 1997' of the Danish Society of Financial Analysts.

Summary

- Over the past twelve months market conditions in Satair's business areas continued to improve. Passenger volumes increased in the USA, Europe and Asia and at the same time the year in review saw a gradual rise in aircraft and helicopter production levels.
- Focus in 2004/05 was on achieving growth in revenues and earnings in all regions and strengthening the basis for future progress. Another focus area was the integration of the OEM Division in the UK.
- Satair posted growth in net revenues in 2004/05 of 18%, to USD 217.0 million. Reported in DKK revenues totaled DKK 1,272.2 million, up 11%. The development of the USD rate caused a decline of approx. 7% in revenues reported in DKK.
- The Aftermarket Division posted revenues of USD 137.2 million, reflecting an increase of 11%. Revenue growth was reported in Europe, Asia/Pacific and North and South America.
- The OEM Division returned revenues of USD 79.8 m, up 33%. The acquired business Lentern contributed revenues of USD 23.3 million, up from the year-earlier level of USD 13.3 million. Organic growth totaled 21%.
- Profit on primary operations (EBIT) stood at DKK 59.1 million against DKK 43.7 million last year, reflecting an increase of 35%.
- Profit before tax came to DKK 37.1 million, up from DKK 25.4 million in 2003/04 or 46% mainly as a result of stronger growth in the OEM Division where the average gross margin is higher than in the Aftermarket Division. The management considers Satair's performance in FY 2004/05 to be satisfactory.
- Net revenues and profit before tax rose above the most recently announced forecast (cf. stock exchange release of May 23, 2005).
- Profit for the year stood at DKK 26.0 million, up from the year-earlier level of DKK 21.1 million.
- Cash flows from operating activities totaled DKK 14.4 million compared to DKK 17.1 million last year.
- In view of the development in earnings and the forecast for FY 2005/06, the Board recommends that the dividend be raised to DKK 5 per share.
- The forecast for 2005/06 includes expectations of continued positive market developments and revenue growth reported in USD of approx. 8%.
- Profit before tax for 2005/06 is forecast at approx. DKK 50 million stated according to the accounting policies applied for the presentation of the annual report 2004/05.
- Effective from the report for 1Q 2005/06, Satair will be reporting in USD.


Net revenues
USDm
250
200
150
100
50
00/01 01/02 02/03 03/04 04/05


Profit on primary operations (EBIT)
DKKm
120
100
80
60
40
20
00/01 01/02 02/03 03/04 04/05


Profit before tax
DKKm
100
80
60
40
20
00/01 01/02 02/03 03/04 04/05


Return on assets/profit ratio
%
16
14
12
10
8
6
4
2
00/01 01/02 02/03 03/04 04/05
Return on assets
Profit ratio

Review of operations

Airbus


500
400
300
200
100
2000 2001 2002 2003 2004
No. of manufactured aircraft
No. of orders received

Source: Airbus

Boeing

600
500
400
300
200
100
2000 2001 2002 2003 2004
No. of manufactured aircraft
No. of orders received

Source: Boeing

Market developments

The services provided by Satair are targeted towards two primary segments, viz. airlines and maintenance providers (the Aftermarket) and manufacturers of aircraft and helicopters (the OEM market). The Group's sales opportunities are influenced by a variety of external factors, among them general developments in airlines (such as e.g. developments in passenger volumes), aircraft and helicopter production levels, the structural development in Satair's business areas, and the general development in business trends.

The year in review saw a general improvement in market environments brought about by the recovery in business trends in many regions of the world and the normalization of travel behavior.

General developments in airlines

Having struggled with extreme difficulties for several years, many European and Asian airlines reported a recovery in operating results in 2004, whereas the largest US airlines are still faced with major financial challenges.

However, despite the turn for the better in 2004, the earnings of airlines remain under pressure from factors such as high fuel costs, lower average fares and fewer business class passengers. As a result, airlines focus strongly on improvements in efficiency and cost reductions.

Inevitably, efficiency-raising measures will also affect aircraft maintenance, and according to reports from suppliers airlines are exerting strong pressure on prices and delivery times and generally focus keenly on inventory management. Also, airlines and aircraft manufacturers increasingly demand broader and more integrated solutions, and there is a growing interest in outsourcing.

Developments in air traffic

The combination of an uptum of business trends in many countries and the non-occurrence of major single events capable of having an adverse effect on air traffic made it possible for the positive developments in passenger volumes and capacity in the last part of fiscal 2003/04 to continue in 2004/05. This was true of the markets in the USA, Europe and Asia/Pacific, with Asia making the strongest progress.

According to IATA, the International Air Transport Association, international passenger volumes increased 8.8% in the first six months of 2005. Due to a better utilization of aircraft capacity, the increase in capacity is lower than the increase in passenger volumes. Cargo traffic increased 3.4% and was particularly severely affected by the increasing fuel costs.

Production of aircraft and helicopters

With regard to the production of commercial aircraft Satair's main market is Europe with Airbus and its many subsuppliers as well as the European helicopter manufacturers.

After several years of declining aircraft production levels, production picked up in the past year and this had a positive effect on the situation in the OEM market. However, as aircraft manufacturers continue their aggressive behavior towards suppliers, prices are under constant pressure.

Airbus delivered a total of 320 aircraft in 2004 against 305 in 2003 and announced expectations of a production level in 2005 of around 350 aircraft. Assemblage of A380, the world's largest passenger aircraft, began in May 2004, and after the completion of the first test flights in early 2005 production levels are likely to rise significantly. The production of A380 will expand the market for those suppliers that already have been, or are about to be, appointed subsuppliers, in particular in relation to fasteners, but also in other product areas. This situation triggers fierce price competition among suppliers. Boeing too reported of an increase in aircraft production levels, from 281 in 2003 to 285 in 2004.

Both manufacturers reported of major increases in order intake in the first half of 2005: Airbus to 276 orders and Boeing to 441 orders.

The production of helicopters is divided into military helicopters and helicopters for civil aviation both of which are generally less sensitive to changes in the market environment. Both production levels and order intake for helicopters in 2004 remained relatively flat.

The Aftermarket Division

	Revenues in USDm			Contri-
	2003/04	2004/05	Growth	bution
Europe	55.5	59.1	6%	43%
Asia/Pacific	38.2	43.0	13%	31%
North/South America	19.8	24.0	21%	18%
Middle East/Africa	10.6	11.1	5%	8%
Total	124.1	137.2	11%	100%

The Aftermarket Division handles sales and distribution of aircraft spare parts to all types of commercial operators, maintenance workshops and a number of military operators. Satair is a global distributor within Aftermarket services and has sales and warehousing locations in Europe, North America and Asia.

The Division posted revenues of USD 137.2 million in fiscal 2004/05, an increase of 11% which reflected revenue growth in all regions due to a rise in travel activities and, hence, a greater need for aircraft maintenance. Another growth driver was the initiation of several upgrading projects. The highest revenue growth was achieved in North/South America, with Asia reporting the second highest growth rates.

Sales to a number of major customers fluctuated widely during the year, primarily as a result of large upgrading projects for both new and old aircraft, stockbuilding in anticipation of price increases, and the outsourcing of parts of maintenance to other maintenance providers.

All airlines and maintenance providers continue efforts to slim their cost base and inventory levels, and this affects the overall demand and puts pressure upon prices. There is growing acceptance of the so-called PMA products for which a manufacturer obtains approval of a copy of the original product (Parts Manufacturing Approval). This usually leads to intensified price competition and a shift in the distribution of market shares, and as a general rule, Satair's sales are adversely affected by such competing products, the reason being that Satair usually represents the manufacturer of the original products. However, the situation also offers opportunities for competing in new areas based on the considerable technical know-how of this particular type of manufacturer.

Satair is making an ongoing effort to develop new services capable of helping airlines and maintenance providers in their endeavors to increase the efficiency of the value chain. So far major outsourcing projects and service provider contracts have been predominant mainly in relation to manufacturers, but airlines and maintenance providers are increasingly displaying an interest in this type of solution. Satair is able to offer customers some highly attractive services in this area and believes that service provider contracts will gradually become an important business area for the Aftermarket Division.

Satair is constantly endeavoring to expand its offerings to customers and succeeded in adding a couple of new promising distributorships to its portfolio in the course of FY 2004/05.

The five largest suppliers contributed around 58% (60% in 2003/04) of revenues in the Aftermarket Division.

Satair's **IPP concept** (Integrated Purchasing Program) has considerably improved the handling of a large number of small suppliers primarily to Airbus operators. The program continued last year's upward trend, posting revenue growth of 24%+ due to increasing sales in Europe, the USA and Asia. The number of suppliers under IPP is still growing, although some of the newcomers are small, highly specialized manufacturers. The Group expects continued growth in revenues generated by IPP.

Europe generated revenues of USD 59.1 million in fiscal 2004/05, an increase of 6% from the year before contributed by growth in sales to a large number of customers. Europe now accounts for 43% of the Division's revenues (45% in 2003/04).

Europe constitutes the main market of the Aftermarket Division as this is where the Division sells the broadest product portfolio and has the strongest foothold. In recent years the European airlines have rolled out comprehensive cost-saving programs, and their efforts to reduce inventory levels continue. Satair will be able to hold on to its position only by offering services that help airlines achieve cost reductions, and so the


Group revenues by market
USDm
250
200
150
100
50
00/01
01/02
02/03
03/04
04/05
5%
22%
13%
60%
Middle East/Africa
Asia/Pacific
North/South America
Europe

Group is responding by engaging in an ongoing development of new services such as the so-called service provider concept.

Most of the countries in Europe reported revenue growth in FY 2004/05. Strong growth was reported in the UK, Spain and Belgium, whereas Germany, Norway and Switzerland posted declining revenues due to fewer non-recurring projects.

In **Asia/Pacific** Satair handles sales to all major airlines from the regional office in Singapore and the sales office in Beijing, China. Revenues totaled USD 43.0 million in 2004/05, reflecting an increase of 13%. Asia/Pacific contributed 31% (flat from 2003/04) of revenues in the Aftermarket Division. Basically all airlines throughout the region reported high growth rates, the main drivers being rising traffic and the establishment of new routes. Satair obtained fine growth in all markets, however with the exception of Japan and Thailand where the number of major upgrading projects declined from the high year-earlier level.

The highest revenue growth occurred in China, which is one of the two largest markets in the region, the other one being Japan. Sales to customers in Pakistan and India also reflected strong growth, contributed by an increase in 'ordinary' business as well as by Satair's participation in special projects. No new major customers were won in FY 2004/05, but by intensifying its sales efforts Satair succeeded in selling a broader product range to customers, in particular small and mediumsized customers.

Satair now has a firm foothold in the region and is well prepared for tapping into the growth opportunities forecast for the area. The biggest growth potential is found in China where the expansion of aircraft capacity is likely to continue in coming years. Also, Satair has not yet fully exploited the potential offered by the existing fleet of aircraft.

North and South America posted revenues of USD 24.0 million, up 21% from the year before and accounting for 18% of the Aftermarket Division's total revenues in FY 2004/05 (16% in 2003/04).

Last year's growth in traffic continued in FY 2004/05, triggering an increase in the underlying demand for aircraft maintenance. The market is generally more positive, and the number of upgrading projects for old aircraft is growing. However, the financial problems of airlines require Satair to perform ongoing assessments of the credit risk of the individual business relations, and problems of the major airlines in particular had an adverse effect on revenues.

However, despite the weak financial situation of many of its major customers, Satair succeeded in growing sales significantly by intensifying its sales efforts towards other customer segments, with particularly fine results being achieved in sales under IPP.

Price competition in the American market remains particularly fierce, and this pressurizes earnings. However, there is a growing tendency among some customers to focus on the availability of the right parts at the right time rather than on price. This puts considerable demands on the individual distributors as, in addition to having the right distribution channels, they must be able to support individual customers in their efforts to streamline inventory management and achieve cost reductions.

Sales to the Middle East/Africa are handled from Denmark. The region achieved revenue growth of 5% in 2004/05 to USD 11.1 million, accounting for 8% (9% in 2003/04) of total revenues in the Aftermarket Division. Satair maintains a sizeable market share in the Middle East, and sales to the countries in Africa are picking up. The main growth driver of revenue growth in the Middle East is large projects.

The OEM Division

	Revenues in USDm			Contri-
	2003/04	2004/05	Growth	bution
Europe	55.0	71.2	30%	89%
Asia/Pacific	3.6	5.1	42%	7%
North/South America	1.4	3.5	150%	4%
Total	60.0	79.8	33%	100%

Satair Hardware Group is a supplier of hardware and raw materials to its primary customer segments of manufacturers of commercial aircraft and helicopters in Europe. It was founded in 2001 by the merger of

Satair's OEM activities and UK-based C.J. Fox & Sons Ltd., and in 2003 it expanded its activities further by acquiring Lentern in the UK. Satair Hardware Group is now one of the largest hardware suppliers in Europe to manufacturers of aircraft and helicopters.

The Division has sales units in the UK, Denmark, France, the Netherlands, Germany, the USA and China and warehousing locations in the UK, Denmark and France.

Satair Hardware Group posted revenues of USD 79.8 million in fiscal 2004/05, up 33%. The acquired business Lentern contributed revenues of USD 23.3 million, up from the year-earlier level of USD 13.3 million and reflecting organic growth of 21%. The performance of Satair Hardware Group stabilized at a positive level in the year in review, both in relation to revenues and gross margin, and this positive development is forecast to continue.

The strong revenue growth is a reflection of the considerable improvements in market conditions in the past twelve months. After several years of depressed production levels for aircraft and helicopters, manufacturers are now reporting of increased production, and the order intake for both passenger aircraft, business jets, helicopters and military aircraft is going up. A similar trend is noticeable in relation to the socalled service provider contracts. However, despite the improvements in market conditions at the overall level, manufacturers continue their efforts to achieve efficiencies and this opens up new opportunities for this division.

Last year's increase in the extent of outsourcing continued in 2004/05. OEM customers increasingly demand broader and more integrated solutions which, in addition to traditional distributor services within purchasing and warehousing, include delivery as far downstream as production lines and logistics management of inventories with IT solutions to match. Satair Hardware Group has been developing its competencies in this field on an ongoing basis and is well positioned to meet the demand and create profitable solutions for itself as well as its customers. In the past year the Division achieved certification under the quality standard EN9120 which is stipulated by several major customers as a precondition for cooperation.

The signing of service provider contracts puts considerable demands on the Division's IT systems and general logistics competencies, but the contracts also open up new opportunities for involvement in more links in the value chain. In this way, besides protecting its existing business, Satair will be able to forge closer and more committing relationships with its customers.

Over the past couple of years Satair has signed several major service provider contracts with customers in Europe, among them Goodrich, Hamilton-Sundstrand, Airbus, BAE Systems, EADS Socata and Westland Helicopters, and the Division is constantly on the look-out for opportunities to sign new contracts with this customer segment which was a major contributor of growth in FY 2004/05. Also, for a long time Satair has been working on ways to grow sales in Asia with special focus on the Chinese manufacturers, and these efforts paid off well in China in 2004/05.

In the spring of 2005 a new service provider contract was signed with Mecachrome, a major French sub-supplier to Airbus and Rolls Royce. Satair began the delivery of services under the contract in 1Q 2005/06, and the revenues contributed by this customer will increase in the next fiscal year.

With the signing of a new service provider contract with the production unit of Korean Air in 2Q 2004/05, Satair Hardware Group took an important step with regard to its activities in Asia. The first stage of the contract will generate revenues in the range of USD 1 million. Satair began deliveries under the contract in early 2005, and the performance of the contract is on track. The Division submitted a major bid for outsourcing to several countries in the region and believes that its regional organization is well equipped to satisfy the future demands of customers.

The production of A380 by Airbus triggered an expansion of the market, primarily with regard to fasteners but also in relation to other products. Satair has been making a dedicated effort over a long period of time to capture some of the new orders, and the

Division is assisting its suppliers in obtaining accreditation and achieving the status of supplier. So far Satair has signed several contracts for the delivery of hardware to the A380, and more contracts are expected to follow suit. Satair's deliveries to the A380 are expected to grow gradually in coming years.

The integration af Lentern

The integration of Lentern, the UK company acquired by the OEM Division, was completed as planned in FY 2004/05, the only exception being the integration of the IT systems. In the fall of 2004 the integration of the existing IT systems in Satair Hardware Group and Lentern revealed a number of problems, and the Division responded by deciding to implement the same IT systems in the OEM Division as the ones used in the Aftermarket Division, thereby applying the same IT platform throughout the Group. The implementation of the new IT system will roll out in the course of FY 2005/06 and requires the development of special facilities to accommodate the large service provider contracts. With the redevelopment of its existing IT system the Aftermarket Division will be able to exploit new opportunities in relation to the major outsourcing projects initiated by airlines. The implementation of the new IT system will enable the Division to achieve cost reductions thanks to a considerable streamlining of the efficiency of several of its business processes.

Knowledge and competencies

To be able to defend and strengthen its position in the aviation supply chain and to achieve satisfactory earnings, it is necessary for Satair to be in possession of a variety of core competencies.

Knowledge of customers and market requirements

In view of its position in the value chain, Satair must be able to identify market requirements on an ongoing basis and adjust its product portfolio and business model accordingly. Recent years have seen much upheaval within aviation, requiring operators to be highly skilled in adapting to a new market environment.

Satair has a long-standing presence within aviation, and through its network of closely forged relationships with airlines and aircraft manufacturers all over the globe the Group acquires an indepth knowledge of the most recent development trends and customer needs. It can also use this knowledge as a foundation for the development of new services.

Knowledge of sales, marketing and products

The establishment of strong customer relationships is a vital part of Satair's business concept and is used as a basis for the Group's ongoing efforts within sales and marketing. Satair's customer portfolio is drawn from more than 80 countries worldwide, and its commercial success hinges upon its in-depth knowledge of the special local and cultural characteristics prevailing in each individual market. Such knowledge, and close contacts with the many different markets, is achieved by establishing a presence in the most important markets, and besides creating a strong platform for growth that also enables Satair to offer customers in the individual market a highly flexible service and live up to the demand for reliability in supply.

Aviation and its demands to suppliers have changed a great deal in recent years. The trend is towards growth in the demand for all-in solutions, and Satair has adapted the development of its service offerings accordingly. Today, the Group offers solutions that are considerably more complex than they were only a few years ago, and the development and sales of these services have generally tightened requirements to the competencies of the Group's employees. In response Satair organizes ongoing upgrading activities for its employees and recruits employees with special expertise in the individual areas.

Satair emphasizes the importance of possessing considerable product knowledge and employs specialists for the major product lines. The Group organizes product training in a collaborative effort with large suppliers, and information on products is stored in centralized systems accessible to all employees.

Knowledge of IT and systems development

The continued development of several of Satair's competencies has required, and will continue to require, an indepth knowledge of the full potential of systems available in each individual area.

In several areas the development of competencies is closely connected to the ability to produce efficient IT solutions in support of new services. Satair believes that the ability to offer customers all-in solutions is vital to its future position in the aviation value chain.

Knowledge management and knowledge sharing

It is important to coordinate the management and dissemination of the knowledge and information accumulated by the Group.

Since the late 1990s, Satair has focused on the development of powerful IT systems capable of supporting efficient knowledge management and knowledge sharing. The internationalization of the Group's activities has made it necessary to develop systems that facilitate and ensure an exchange of knowledge and information across geographical and subject-related borders.

Satair's current IT systems cover its needs with regard to both Business Intelligence and a fast and efficient knowledge sharing by all parts of the organization. The systems help increase the efficiency and speed with which information is distributed within the Group and see to it that decisions can be made on the basis of relevant and necessary information.

Employee development

In order to develop its competencies within the above areas, Satair must be able to attract, retain and develop motivated employees with a high level of educational attainment. Employee recruitment and development build upon Satair's corporate values which are as follows:

- we are committed to serving our customers and suppliers
- we succeed through knowledge and competence
- we demonstrate initiative and commitment
- we conduct business professionally, ethically and with mutual respect.

The annual employee appraisal is an integral part of employee development. Among the topics addressed in connection with the appraisal are the wishes of each individual employee with regard to future career development, work duties and training. Also, employees are developed by means of both internal and external training programs, job training programs and other upgrading activities.

At year-end 2004/05, Satair had a total of 422 (436 at year-end 2003/04) full-time employees of whom 145 were employed in Denmark.

Measuring company performance

Satair has defined 11 areas as being of vital importance to its success and, hence, to its ability to meet the defined objectives. The 11 areas comprise business core areas (which include mission, values and competencies), business drivers and human drivers. The performance of annual measurements enables the organization to monitor performance in the 11 areas and assess the need for follow-up measures.

The environment

In the performance of its business activities the Group endeavors to assess and reduce the impact on the environment, and much importance is attached to the Group's direct and indirect contribution to a sustainable environment.

The direct environmental impact from Satair is highly limited, as the Group's business activities comprise distribution and service provision.

Satair also endeavors to use environmentally sensible solutions for the heating and cooling of buildings, and in relation to its consumption of electricity and water.

The Group is not involved in any contamination cases.

Satair is not covered by the provisions of Danish legislation on environmental permits, nor is it covered by the Danish act on environmental corporate reporting in the form of 'green' accounts.

Number of employees (average)


500
400
300
200
100
00/01 01/02 02/03 03/04 04/05
Outside Denmark
Denmark

Note: The figures stated for 2003/04 and after include Lentern's employees

Breakdown of employees on market (average)



Denmark (34%)
Rest of Europe (49%)
USA (8%)
Asia/Pacific (9%)

Seniority



0-1 year (13%)
1-5 years (37%)
5-10 years (20%)
10-20 years (17%)
+20 years (13%)

Objectives and strategy

In 2003 Satair presented its corporate strategy named "New Horizons". The purpose of the strategy, which has been used a basis for the Group's development, is to secure a continued expansion of existing competencies as well as the development of new ones – primarily within logistics services supplementing the more traditional services connected with the Group's role as distributor. In future, Satair intends to increase even further its offerings of all-in solutions to customers wishing to outsource.

"New Horizons" is in many respects a project of change the purpose of which is to maintain and enhance Satair's attractive position in the aviation value chain in a transitional period.

Based on the wish to enhance competitiveness and generate a satisfactory return to shareholders, Satair has defined the following objectives for the 3-year strategy:

- to defend and consolidate its position in the aviation value chain,
- to strengthen its position in attractive growth areas, and
- to prepare and optimize its business system in time for the next growth phase, with focus on cash flow optimization.

The overall objective is to generate sizeable revenue growth.

The new strategy plan involved the initiation of activities such as:

- a streamlining of Satair's core business i.a. through an optimization of logistics systems across the Group,
- a consolidation and strengthening of the Group's position in attractive growth areas, such as the commercial Aftermarket, selected parts of the Defense market and the OEM markets in Europe and Asia, and
- a strengthening and widening of the existing product portfolio by means of new distributorships and the development of new services.

With the implementation of these activities, Satair has secured the redevelopment of its business concepts and a strengthening of its position vis-à-vis the customers while, at the same time, attaining several internal improvements by an optimization of business systems.

With aviation being on the track to recovery, Satair started working on the successor to "New Horizons" by providing a structural setting for the Group's development in coming years. Work on the new strategy began in the spring of 2005 and is expected to be finalized in late 2005.

Corporate Management

In February 2005 Satair strengthened its Executive Board by appointing Morten Olsen to the position of Chief Operating Officer (COO). Morten Olsen has been working for Satair since 1985 in several sales functions, most recently as Group Vice-President, Sales. His responsibilities include sales, marketing and business development, foreign subsidiaries and the sales offices in the Aftermarket Division.

In February 2005 Michael Højgaard joined Satair as Chief Financial Officer (CFO). Trained as a certified public accountant, Michael Højgaard came to Satair from A.P. Møller-Mærsk, where he had been employed since 1997, most recently in a managerial position in the Finance unit of Maersk Sealand.

Proposal for the Annual Shareholders' Meeting

The Board proposes to the Annual Shareholders' Meeting that the profit for the year, DKK 26.0 million, be distributed as follows:

	DKKm
Dividend: DKK 5 per share of DKK 20	12.3
Transfer to reserves in subsidiaries	19.2
Transfer from retained earnings	(5.5)

The Board also proposes that it be granted authority lasting until the next Annual Shareholders' Meeting to arrange for the Group to acquire treasury shares in an amount up to 10% of its shareholders' equity and at the market price quoted at the time of acquisition with a deviation of up to 10%.

Outlook

After three years of negative trends, the reports from the industry now reflect positive expectations of growth, and Satair seems to be in a good position to capture part of this growth.

The Aftermarket Division expects to see positive market developments in all regions in the coming year. Forecasts of growing passenger volumes indicate a continuation of the upward trend in aircraft capacity and, hence, aircraft maintenance, and this will benefit Satair. However, several major airlines in North America are still struggling with significant financial problems, and the historically high fuel costs put a major financial burden on airlines emphasizing the need to continue streamlining aircraft maintenance. Accordingly, the pressure upon suppliers is likely to continue.

Production levels of aircraft and helicopters are expected to grow reasonably, and the production of Airbus A380 will trigger growth in the general demand for hardware products.

The Aftermarket Division expects revenue growth of 5-7% in 2005/06, the highest growth rates being forecast for the Asia/-Pacific region due to high expectations of growth in China in particular. The OEM Division expects revenue growth in the range of 10-12% due to improved market conditions and a sales increase generated by the service provider contracts signed in France, the UK and Korea.

Against this background the forecast for FY 2005/06 includes expectations of revenue growth reported in USD of around 8% stated according to the accounting policies applied for the presentation of the annual report 2004/05.

Gross margins are expected to move slightly above the year-earlier level, the highest growth being contributed by the OEM Division which has higher average gross margins that the Aftermarket Division. Thus, profit before tax in fiscal 2005/06 is forecast at approx. DKK 50 million according to the accounting policies applied for the presentation of the annual report 2004/05 and based on a budget USD/DKK rate af 575. Tax is forecast at around 30%.

Cash flows from operating activities in FY 2005/06 are forecast at DKK 30-35 million.

At June 30, 2005 Satair had arranged cover of USD 10 million at an average rate of 612 against the DKK.

Forward-looking statement

The above forward-looking statements, in particular those that relate to future sales and operating profit, are subject to risks and uncertainties as various factors, many of which are outside Satair's control, may cause the actual development to differ materially from the expectations contained in this annual report. Factors that might affect such expectations include, among others, major changes in the market environment, the product portfolio, the customer portfolio, exchange rates or company acquisitions or divestments. See also the section on Risk Management on p. 15-17.

Shareholder relations



Performance of the Satair share and trade volumes
Price
Volume in shares
200
180
160
140
120
100
125.000
100.000
75.000
50.000
25.000
30-06-04
30-07-04
31-08-04
30-09-04
29-10-04
30-11-04
30-12-04
31-01-05
28-02-05
31-03-05
29-04-05
31-05-05
30-06-05
Monthly trading volumes in shares
Small Cap index
Satair price

The Satair share

The Satair share is listed on the Copenhagen Stock Exchange (CSE), and the company has one class of shares only. The shares are negotiable instruments without restrictions in transferability and are issued to bearer. The share is registered on the CSE under Stock Code no. DK0010230390, abbreviation SAT.

At the closing of the accounts in late June 2005 the share capital consisted of 2,455,073 shares in denominations of DKK 20. There were no movements in the Group's share capital in FY 2004/05.

Developments in Satair share capital

	No. of shares	Denomination (DKK)	Total share capital (DKK)
IPO in 1997	2,005,073	20	40,101,460
Issue of employee shares in 1997	50,000	20	1,000,000
Issue of employee shares in 2000	25,000	20	500,000
Issue of employee shares in 2002	35,000	20	700,000
Issue of shares in 2003	300,000	20	6,000,000
Issue of employee shares in 2004	40,000	20	800,000
Total at June 30, 2005	**2,455,073**		**49,101,460**

The share has been listed in the CSE SmallCap+ Index since the index was introduced on April 1, 2003.

The closing price for the Satair share in late June 2005 was 177, reflecting an increase of 51% from the opening price. In the same period, the Small-Cap+ Index increased 62%.

Development in the share price during fiscal 2004/05 resulted in an increase in Satair's market cap from DKK 287 million in late June 2004 to DKK 435 million in late June 2005.

The total volume of Satair shares traded on the CSE in fiscal 2004/05 was approx. 628,000, or some 25% of the total number of shares in the Group.

Shareholders

A total of 1,984 shareholders had arranged for name registration of their shares by June 30, 2005, representing 95.8% of the share capital. Approx. 33% of the share capital is held by investors outside Denmark.

Satair wishes to provide the best possible service to its shareholders with regard to information on developments in the Group, and shareholders are therefore encouraged to effect name registration of their shares in the company's Register of Shareholders.

Shareholders having filed ownership of 5% or more of the share capital:

- Comir SA, 27 Av. Etienne Audibert Z.I., 60305 Senlis, France (14.5% of the share capital),
- Bente and Lars Komum, Prins Valdemarsvej 43, 2820 Gentofte, Denmark (5.1% of the share capital), and
- Sean O'Connor, 39 Beech Avenue, Chichester, West Sussex PO19 3DS, England (5.4% of the share capital).

The Group had no holding of treasury shares at the closing of FY 2004/05.

Members of the Group's Executive Board and Board of Directors held a total of 3.7% of the share capital at June 30, 2005.

Dividend

It is Satair's policy to declare a dividend that reflects developments in the Group's earnings and financial situation, including its creditworthiness, cash requirement and outlook.

In view of the development in earnings and the forecast for FY 2005/06, the Board recommends that the dividend be raised to DKK 5 per share, or 47% of the profit for the year.

The dividend will be paid out to shareholders automatically through the Danish Securities Centre just after the Annual Shareholders' Meeting.

Incentive schemes

It is a part of the Group's strategy to introduce incentive schemes that support the creation of shareholder value. Satair's incentive schemes involve:

- employee shares
- stock options
- performance-related pay

Satair has been offering employee shares on a regular basis – most recently in June 2004, when 40,000 new shares were sold. The employee shares, which are currently placed on trust, account for a total of 4% of the share capital. At the end of FY 2004/05, 66% of Group employees held Satair shares, accounting for about 8% of the share capital.

In September 2001 Satair set up a stock option program in which the first grant involved 30,000 stock options. When the exercise period expired on September 30, 2004 the listed price did not exceed the strike price, which meant that the stock option program did not trigger any value for the employees. Because of developments in the industry the program was not expanded after September 2001. As part of the preparation of the new Group strategy, a new incentive program will be drawn up for members of the management. The program will be triggered upon the fulfilment of the financial objectives stated in the strategy.

Investor relations

Satair endeavors to disseminate open and relevant information to shareholders and other stakeholders about developments in the Group's financial situation, activities and strategy and to set up an active dialogue with these groups. An important element in this process is the issue of stock exchange releases and annual reports and the ongoing dialogue with the share market. Communications from Satair are available on the Group's website, www.satair.com, immediately upon their publication by the Copenhagen Stock Exchange.

Enquiries concerning Satair from shareholders, analysts, investors, stockbrokers and stakeholders should be addressed to:

Satair A/S
Amager Landevej 147A
DK-2770 Kastrup
Tel.: +45 3247 0100

IR responsible:
John Stær, CEO
E-mail: jst@satair.com

Contact:
Anette Hagelsten, Executive Secretary
Tel.: +45 3247 0103
E-mail: anh@satair.com

Annual Shareholders' Meeting

is held on October 27, 2005 at 5pm at the 'Sorte Diamant', Søren Kierkegaards Plads 1, DK-1214 Copenhagen K.

Important Stock Exchange Releases in 2004/05

2004	
September 13	Annual Report 2003/04
October 19	Annual Shareholders' Meeting
November 16	Report for 1Q 2004/05

2005	
February 21	Report for 2Q 2004/05
May 23	Report for 3Q 2004/05

Financial diary

October 27, 2005	Annual Shareholders' Meeting
November 17, 2005	Report for 1Q 2005/06
February 10, 2006	Report for 2Q 2005/06
May 23, 2006	Report for 3Q 2005/06
June 30, 2006	Closing of fiscal 2005/06

Financial review

Consistent with last year, the Annual Report 2004/05 of Satair A/S has been prepared in accordance with the provisions of the Danish Financial Statements Act and other Danish financial reporting requirements.

As in previous fiscal years, the Group's financial statements for FY 2004/05 were strongly affected by fluctuations in the USD/DKK rate. The financial statements also reflect the first full-year contribution by Lentern, which was acquired in December 2003.

The acquisition of Lentern involved a total of DKK 8.2 million in badwill provision of which the remaining DKK 3.2 million was recognized as income in 1H 2004/05 as originally planned.

Changeover to IFRS and reporting in USD

The Annual Report 2005/06 of Satair A/S will be the first set of accounts produced under the international accounting standards IFRS.

At the same time, the presentation currency in the Annual Report will be changed from DKK to USD.

In the Annual Report 2005/06, the accounting figures for 2004/05 will be adjusted to reflect the change in accounting policies. Transitional provisions will be applied in relation to financial derivatives and acquisitions.

The most material change in connection with the changeover to IFRS is the accounting treatment of currency. Previously, the individual entity would as a general rule use its local currency as reporting currency, but under the IFRS a functional currency has to be identified for each entity which is not necessarily the same as the local currency under which the entity operates. Accordingly, the functional currency of the Aftermarket Division will be USD, whereas the functional currency of the OEM Division will be the local currency.

The main implication is that, in future, the Aftermarket Division will use USD as its reporting currency for net revenues and cost of goods sold, as these are mainly purchased and resold in USD. That makes the generation of revenues much more transparent to the benefit of Sales, Purchasing and Warehousing. With most of the OEM Division's operations being conducted in local currencies and USD, Satair's future currency exposure will consist primarily of the DKK-based cost base in Copenhagen and, to a lesser degree, of sales costs and administrative expenses in SGD.

Satair will present its report for 1Q 2005/06 on November 17, 2005. The report will be presented in USD and will contain information about the effect of the changeover to IFRS on the amounts stated for assets, liabilities, shareholders' equity and profit in the comparative figures for 2004/05.

Income statement

The Group posted revenues in FY 2004/05 of DKK 1,272.2 million, up from DKK 1,147.8 million last year. Reported in USD revenues increased 18% to USD 217.0 million from the year-earlier level of USD 184.1 million. The average USD rate dropped 7% from the level in 2003/04.

The acquired business Lentern contributed revenues of USD 23.3 million in FY 2004/05, up from USD 13.3 million last year.

The Group posted a gross profit margin in 2004/05 of DKK 287.0 million against DKK 228.9 million last year, reflecting an increase from 19.9% in 2003/04 to 22.6% in 2004/05. The increase in gross profit margin was contributed by improvements in both Divisions.

The Aftermarket Division posted an improvement in gross profit margin of 19.3% in 2004/05, up from 17.4% last year despite the pressure put upon the profit margin by the declining USD/DKK rate viewed separately. The improvement in profit margin reported by the Aftermarket Division was contributed mainly by an improved product mix and stronger focus on net earnings in the individual transactions.

The OEM Division posted an increase in profit margin from 25.3% in 2003/04 to 28.2% in 2004/05. The Division is less sensitive to changes in the USD/DKK rate, and the improvement in profit margin was achieved by stronger focus on profitable sales and growth in the portfolio of service provider contracts which traditionally involve higher profit margins.

As originally planned, badwill from the acquisition of Lentern was recognized under other operating income in an amount of DKK 3.2 million in 2004/05 against DKK 5.8 million in 2003/04.

Staff costs in 2004/05 totaled DKK 143.2 million against DKK 122.6 million in 2003/04, reflecting an increase of 17%. In the same period the average number of employees (converted into full-time employees) increased 18%, from 360 to 426, because of the acquisition of Lentern.

The increase in financing costs, net reflected an increase in bank debt to finance the acquisition of Lentern.

Profit before tax totaled DKK 37.1 million against DKK 25.4 million last year, up 46%.

The amount calculated in tax on profit for the year came to DKK 11.1 million, reflecting a tax rate of 30% (20.1% in 2003/04). The rate in corporation tax was strongly affected by an adjustment of deferred tax relating to previous years and by tax adjustments relating to the acquisition of Lentern.

Profit for the year totaled DKK 26.0 million, up from DKK 21.1 million in 2003/04, or 23%.

Balance sheet

Total Group assets at year-end stood at DKK 838.9 million, up from DKK 825.4 million last year.

Current assets totaled DKK 795.4 million, up from DKK 776.3 million last year. The increase reflects the net effect of growth in inventory levels and trade receivables and reduction in tax assets and cash funds. The increase in inventory levels is attributable to the higher activity levels in both Divisions, where the growth achieved has demanded considerable investments in working capital.

Total financial liabilities stood at DKK 588.5 million against DKK 591.7 million last year, reflecting a decline in interest-bearing debt and an increase in trade payables.

The Group's credit facilities are as follows:

Fixed/floating interest rate	Currency	Term to maturity	Drawing right at June 30, 2005 (DKKm)	Balance at June 30, 2005 (DKKm)
Fixed	DKK	1-5 years	62.7	50.0
Fixed	USD	1-5 years	35.1	35.1
Fixed	EUR	1-5 years	19.9	19.9
Fixed	GBP	1-5 years	100.6	100.6
			218.3	205.6
Floating	USD	0-1 years	34.5	(27.0)
Floating	DKK	0-5 years	256.7	119.4
Floating	EUR	0-1 years	11.2	(4.9)
Floating	SGD	0-1 years	0.0	(0.5)
Floating	GBP	0-1 years	5.5	0.2
			307.9	87.2
Total			526.2	292.8

The Group has also arranged a number of interest rate swaps:

Currency	Principal amount in currency	Satair gets	Satair pays	Market value at June 30, 2005 (DKKm)
USD	5.7	Fixed interest	Fixed interest	0.3
DKK	125.0	Floating interest	Fixed interest	(4.6)

Statement of cash flows

The statement of cash flows shows a total of DKK 14.4 million in cash flows from ordinary operating activities (DKK 17.1 million in 2003/04), the decline being attributable to a sizeable improvement in earnings reduced by a significant increase in working capital, primarily inventories, some of which is caused by the increase in activity levels.

Cash flows from investment activities were negative in an amount of DKK 9.2 million (DKK -64.4 million in 2003/04) and include the usual investments in operating equipment, IT, etc.

Cash flows from financing activities totaled DKK 47.1 million (DKK 63.9 million in 2003/04) and include payments of dividend and the effect of a restructuring of short-term bank debt.

4Q 2004/05

The positive market developments continued in 4Q which contributed total revenues of USD 59.0 million, up 14% from the year-earlier level of USD 51.9 million. Reported in DKK revenues totaled DKK 345.1 million, up 11%.

The Aftermarket Division posted revenues of USD 34.8 million in 4Q 2004/05, up 7% from last year.

The OEM Division reported revenues of USD 24.2 million in 4Q 2004/05, up 25% from last year.

Profit on primary operations (EBIT) came to DKK 18.3 million against DKK 14.2 million in 4Q 2003/04, with profit for the period totaling DKK 8.2 million against DKK 5.7 million in 4Q 2003/04. The EBIT margin increased in the course of FY 2004/05, reaching 5.3% in 4Q mainly as a result of higher revenue growth in the OEM Division, which has higher gross margins than the Aftermarket Division.

Risk management

Commercial and financial risks

Satair's business transactions involve a variety of commercial and financial risks that may affect the value of the Group's assets and liabilities as well as the level of its future earnings and payment flows. Below is an outline of the most important of these risks.

Commercial risks

Market environment and competition

Satair's revenues and profit are affected by developments in the business trends, general developments within aviation, and external factors influencing activities in aviation.

This is a period of considerable structural upheaval within aviation. Satair continuously endeavors to secure an attractive position for itself in the value chain within aviation, but after several years of sustained pressure on the earnings of airlines, and with the changes that take place in the value chain of aviation, Satair may well be exposed to renewed pressure on its earnings.

The Group's competitiveness differs widely depending upon market and product. Distribution rights in a given product depend upon Satair's ability to secure continuous increases in sales figures.

There is currently a strong consolidation trend within the distribution of aircraft spare parts, and some manufacturers are preparing to penetrate the part of the supply chain to which Satair belongs. Although Satair has natural competitive advantages in the form of economies of scale, the consolidation trend nevertheless entails risks as well as opportunities for the Group.

Customers and suppliers
Satair's sales go to more than 2,500 customers worldwide. The ten largest customers account for about 29% of revenues, and no single customer contributes more than 6% of revenue. With its broad customer portfolio Satair considers it unlikely that a major customer will withdraw its entire business from the Group in the short term.

Satair has about 20 major suppliers of whom the largest contributes some 12% of total Group revenues, with the ten largest suppliers accounting for a total of 48% of Group revenues. None of the contracts with suppliers are interminable over a long term. No single supplier is believed to constitute a threat to Satair's survival and long-term earnings in the event of a cessation of the business relationship, although the loss of one of the largest suppliers will cause a considerable drop in earnings in the short term.

Inventories
The Group considers warehousing of distribution products to be an important competitive parameter. In addition to distribution products, Satair also carries inventories of goods procured on the basis of specific or expected orders from customers.

It is a general characteristic of sales in the industry that they involve a very high number of part numbers many of which are sold relatively rarely. This increases the risk of obsolescence, and the Group's business model therefore allows for obsolescence being a part of the cost side of distribution in aviation.

To guard against the risk of obsolescence on inventories, Satair has made arrangements with some of the manufacturers of distribution products for a return privilege on slow-moving products or products that have become obsolete due to the launch of new versions. The Group endeavors to apply global inventory management for distribution products at all locations so as to minimize total inventory levels and reduce the risk of obsolescence.

According to Satair's accounting policies, write-downs for obsolescence in the Aftermarket Division are made for products not traded in the past 12, 24, and 36 months by 50%, 75%, and 100% respectively. The OEM Division applies a different business model, making write-downs for products not traded in the past 2, 3, 4 or 5 years by 25%, 50%, 75%, and 100% respectively. Moreover, write-downs are performed on the basis of individual assessments where the carrying amount is seen to exceed the net realization value. Also, write-downs are adjusted to the extent that a contract has been signed for a sale to be effected within the next two years.

Insurance
It is Satair's policy to arrange insurance against risks to the Group's financial position. In addition to statutory insurance, Satair has arranged for insurance cover in relation to product liability and business interruption loss. Buildings, operating equipment and inventories are insured on an all-risk basis at replacement value.

The Group's insurance strategy is reviewed once a year together with the Board of Directors.

Financial risks

Currency risks
The majority of Satair's transactions are in foreign currency, and as a result its earnings capacity and financial position are highly sensitive to changes in exchange rates. USD is the dominant currency in the Aftermarket Division, whereas the OEM Division operates more in local currencies as well as in USD.

The changeover to USD as presentation currency effective from FY 2005/06 will not change the fundamental currency risks to which the Group is exposed, but it will improve the coherence between the actual financial situation and the financial reporting thereof.

Consequently, Satair has hitherto financed most of its long-term debt in DKK. In connection with the changeover to USD as presentation currency, most of the debt in DKK will be converted into USD. This gives a better balance between the currency risks.


Developments in USD/DKK rate

July 1. 2000 - Juni 30. 2005


900
800
700
600
jul 00
oct 00
jan 01
apr 01
jul 01
oct 01
jan 02
apr 02
jul 02
oct 02
jan 03
apr 03
jul 03
okt 03
jan 04
apr 04
jul 04
oct 04
jan 05
apr 05
jun 05

Previously Satair's strategy for the management of currency risks built upon the establishment of cover of its net working capital in USD and of the estimated USD cash flow for the next 6-18 months. In connection with the changeover to USD as presentation currency it is no longer relevant to arrange cover of USD positions, and so all forward contracts at June 30, 2005 were arranged to cover the future cash flow.

At June 30, 2005 a total of USD 10 million was sold under forward contracts at an average rate of 612.

Satair uses currency hedging only when this is justified by commercial considerations and never engages in speculative currency transactions.

The Group's estimated exchange requirement of USD into DKK in the coming fiscal year is in the range of USD 20 million, most of which is in cover of fixed costs in DKK.

The above chart illustrates developments in the USD rate end-of-month for the past five years.

Interest risks

The Group's interest-bearing net debt at year-end amounted to DKK 292.8 million of which the main part carries a fixed rate of interest.

Accordingly, Satair has eliminated the short-term risk of interest rate fluctuations.

Trade risks

Satair's sales to customers worldwide are settled primarily on open-account terms, but also by letter of credit or advance payment, and this requires a special debtor management system. Satair's long-term market presence and its resulting in-depth knowledge of customers, combined with effective follow-up procedures, have enabled the company to keep its exposure to bad debts at a modest level throughout.

Satair's accounting policies require provisions to be made for bad and doubtful debts on the basis of individual assessments and an age criterion. Moreover, a general provision is made for risks related to losses on major customers.

There were no significant cases of bad debts in FY 2004/05.

Corporate governance

Satair strives to meet high standards in relation to Corporate Governance. The Board of Directors reviews the framework and principles of the Group's overall management practices on an ongoing basis as part of its endeavors to achieve operational and managerial excellence and ensure added value for the shareholders in the long term.

Shareholders and other stakeholders

Satair has one class of shares only, and there are no privileges attached to any of its shares. Each share of DKK20 gives its holder one vote.

The Group Management is committed to establishing and maintaining good communication and dialogues with shareholders and other stakeholders and is making an active effort to be open and transparent in the dissemination of information about the Group's financial situation and activities.

Information to and dialogues with shareholders and stakeholders take the form of communications and releases and also involve meetings with investors, analysts and the press. Communications and releases are available on the Group's website immediately upon their publication through the Copenhagen Stock Exchange. Presentations are also available on the website. The website is in English, but communications and releases, annual reports and Articles of Association are also available in Danish.

The Board of Directors

The duties of the Board of Directors are generally laid down by law. They include the handling of the overall management of Satair and the formulation of objectives and strategies. The Board also performs overall supervision of the Group's activities and checks that it is managed in a responsible manner and with due regard to Danish legislation and the Articles of Association. The Board's duties are defined in its Order of Business which is revised to match the requirements of the Group as and when required.

According to the Group's Articles of Association, the Annual Shareholders' Meeting elects three to six members of the Board. The Board currently has nine members of whom six were elected by the Annual Shareholders' Meeting and three are employee representatives. The former group of members sits for a term of two years and may be reelected, whereas the latter members sit for a term defined in pursuance of the provisions of the Danish Companies Act.

When the Board proposes new candidates for membership of the Board, it does so only after a careful assessment of the knowledge and professional experience needed to ensure the presence on the Board of all the necessary competencies. It was in keeping with this principle that, a couple of years ago, it was deemed appropriate to allow the Group's international activities to be reflected in the composition of its Board. Consequently, the Group now has two non-Danish Board members, from France and the USA respectively, and one Board member permanently residing and working in China.

The Board appoints a Chairman from among its members.

See on p. 19 for a profile of the individual Board members.

The Board held six ordinary Board meetings and a strategy meeting in FY 2004/05. Two of these meetings were hosted by subsidiaries, one in the UK and one in France. The Board may also meet in between the ordinary meetings as and when required.

The Board regularly receives briefings on the Group's affairs – and these briefings include a monthly report.

The size of the Board is not seen to require the establishment of sub-committees.

There is no overlapping of members of the Group's Executive Board and Board of Directors, and none of the members of the Board are involved in the day-to-day running of the Group. The Chairman of the Board is a partner in Bech-Bruun lawfirm, which is just one of several legal advisers used by Satair. The business relationship between Bech-Bruun and Satair is not material. Board member Christian Haas, CEO of Comir SA, represents Comir SA which holds a 14.5% stake in Satair A/S.

Members of the Board receive a fixed, annual amount in emolument which is determined by the Annual Shareholders' Meeting in connection with its approval of the Annual Report. In fiscal 2004/05 the emoluments amounted to DKK 75,000 for ordinary members and DKK 225,000 for the Chairman. Members of the Board are not covered by any bonus or stock option schemes.

The Executive Board

The Executive Board is employed by the Board of Directors that also lays down the terms of employment. The Executive Board is responsible for the day-to-day running of the Group, including the development of its activities and operations, earnings and internal affairs. The Board assigns powers and responsibilities to the Executive Board in pursuance of the Board's Order of Business.

The Board of Directors determines the salary to be paid to the Executive Board, which currently consists of two members. In 2004/05 the salary consisted of a fixed sum, the basic salary, plus a bonus arrangement and the usual benefits in the form of paid phone and a company car. The employment terms of the Executive Board, including severance terms, are believed to follow the general practice for this type of position.

Management

Review of Board and Executive Board

The Board performed a self assessment procedure with a view to improving the work performed by the Board of Directors and the Executive Board and, thus, strengthen the basis of future development for the Group. The self assessment process included a review of the cooperation between Board and Executive Board, the competencies possessed by the two bodies and the quality of the reporting by the Executive Board to the Board, and resulted in a change in the work of the Board of Directors and the reporting received by it.

Risk management

Among the Board's supervisory responsibilities is the duty to ensure that the Group has an effective risk management system, identifies all significant risks, builds up systems of risk management, and prepares a risk policy and framework. The policies of operational and financial risk management are decided by the Board, and updates on important risks are included in the regular reports to the Board. In connection with the approval of the annual report the Board performs an evaluation of the Group's risk management and the policies adopted. The Group's risk management activities are described in the section 'Risk Management'.

Auditors and internal control

Satair's external auditors are appointed by the Annual Shareholders' Meeting for a term of one year.

The frames of reference for the work performed by the auditors – including their fee, audit-related assignments and assignments other than auditing – are described in the long-form audit report and laid down in letters of engagement.

Once a year the Board of Directors meets with the external auditors to go over the annual report and discuss the observations made by the auditors as well as any material aspects raised by them on the basis of the audit performed. At the meeting the parties also look at the most important accounting policies and the implications thereof to the audit.

Minimum once a year the Board makes an assessment of the internal control systems to ensure that they are appropriate, adequate and in keeping with good practice in the area.

Board of Directors

N.E. Nielsen, born 1948
Attorney-at-law
Chairman
Joined the Board in 1994

Chairman of the Board of:
Amagerbanken Aktieselskab
Ambu A/S
Charles Christensen Holding A/S
Dampskibsselskabet Torm A/S
Danish Supply Corporation A/S
Gammelrand Skærvefabrik A/S
GPV Industri A/S
InterMail A/S
Mezzanin Kapital A/S
Preben Olsen Automobiler A/S
SCF Technologies A/S

Member of the Board of:
Cimber Air A/S
Danica-Elektronik A/S
Kongskilde Industries A/S
Weibel Scientific A/S

And their subsidiaries

Dorte Sonne Ekner, born 1969
Accounting Coordinator
Elected by the employees
Joined the Board in 2002

Holger Elbek, born 1939
President
Joined the Board in 1992

Christian Haas, born 1948
President, Comir SA, France
Joined the Board in 1998

Richard Haas, born 1941
President, Russell Associates Inc., USA
Joined the Board in 2000

Lene Sussi Hansen, born 1957
IT System Specialist
Elected by the employees
Joined the Board in 2002

Per Iversen, born 1957
Business Development Manager
Elected by the employees
Joined the Board in 1997

Member of the Board of:
Ejendomsselskabet Øresundshøj A/S

Finn Rasmussen, born 1949
President
Joined the Board in 1997

Carsten L. Sørensen, born 1952
President
Joined the Board in 1996

Executive Board

John Stær, born 1951
CEO
Joined Satair in 1994

Member of the Board of:
Ambu A/S
K.B. Holding af 1/8 1988 A/S

Morten Olsen, born 1964
COO
Joined Satair in 1985

Corporate Management

John Stær
CEO

Morten Olsen
COO

Michael Højgaard
CFO

Jørgen Østervang Pedersen
Group VP, Logistics

Accounting policies

The Annual Report 2004/05 of Satair A/S was prepared in accordance with the provisions applying to class D enterprises under the Danish Financial Statements Act, Danish accounting standards and the Copenhagen Stock Exchange financial reporting requirements for listed companies.

Changes in accounting policies

The accounting policies are consistent with those applied last year. In the comparative figures a couple of balance sheet items have been reclassified.

Recognition and measurement

The financial statements have been prepared under the historical cost principle. Income is recognised in the income statement as earned, including revaluations of financial assets and liabilities measured at fair value or amortized cost. Also recognized in the income statement are costs incurred to generate the period's earnings, including depreciation, amortization, impairment and provisions as well as reversals resulting from changes in accounting estimates of amounts previously recognized in the income statement.

Assets are recognized in the balance when it is probable that future economic benefits will flow to the Group and the value of the asset can be reliably measured.

Liabilities are recognized in the balance sheet when an outflow of economic benefits from the Group is probable and the value of the liability can be reliably measured.

On initial recognition, assets and liabilities are measured at cost. Subsequently, assets and liabilities are measured as described below for each individual item.

In recognizing and measuring assets and liabilities, any predictable gains, losses and risks occurring prior to the presentation of the annual report that confirm or invalidate conditions existing at the balance sheet date are taken into account.

In the preparation of the annual report, the measurement and presentation currency used is DKK, thereby causing all other currencies to be considered foreign currency.

Consolidated financial statements

The consolidated financial statements comprise the parent company, Satair A/S, and subsidiaries in which the parent company directly or indirectly holds the majority of voting rights or which it in some other way controls.

The consolidated financial statements are prepared based on the financial statements of the parent company and the subsidiaries by consolidating uniform accounting items. The financial statements used for the annual report of the Group have been prepared in accordance with the Group's accounting policies.

On consolidation, intra-group income and expenses, shareholdings, dividends and balances, and realized and unrealized gains and losses on intra-group transactions are eliminated.

Subsidiaries acquired or formed during the year are recognized in the consolidated financial statements from the date of acquisition or formation. On the acquisition of subsidiaries the purchase method is applied. Any difference between the cost of an acquisition and the Group's share of the net asset value of the acquired enterprise at the date of acquisition as calculated in accordance with the Group's accounting policies is distributed upon the individual assets and liabilities of the acquired enterprise on the basis of their fair value with deduction of any provisions for restructuring in the acquired enterprise that have been decided. Any remaining difference (group goodwill) is recognized as an intangible fixed asset and amortized on a straight-line basis in the income statement over the individually estimated useful life of the asset. Negative differences (Group badwill) which set off anticipated future losses or costs in the acquired enterprise are included in the balance and recognized in the income statement as the losses or costs are realized.

Enterprises disposed of or liquidated are recognized in the consolidated financial statements until the date of disposal. Any gains or losses on the disposal or liquidation of enterprises in relation to the carrying amount at the date of disposal are entered in the income statement.

The comparative figures are not restated for acquisitions, disposals or liquidations.

The proportionate shares of the subsidiaries' results and shareholders' equity which can be attributed to minority interests are adjusted annually and are stated as separate items in income statement and balance.

Leasing

Services provided in connection with operational leasing are recognized in the income statement for the duration of the leasing period.

Foreign currency translation

Transactions denominated in foreign currencies in the course of the year are translated at the exchange rates at the transaction date. Gains and losses arising between the exchange rates at the transaction date and at the date of payment are recognized in the income statement.

Receivables, payables and other monetary items denominated in foreign currencies which are not settled at the balance sheet date are translated at the exchange rates at the balance sheet date. The difference between the exchange rates at the balance sheet date and at the transaction date is recognized in the income statement.

On recognition of foreign subsidiaries, balance sheet items are translated at the exchange rates at the balance sheet date and income statement items are translated at average exchange rates. Foreign exchange differences arising on the translation of opening shareholders' equity in foreign subsidiaries at average exchange rates, and foreign exchange differences arising on the translation of income statement items at average exchange rates and of balance sheet items at the exchange rates at the balance sheet date are recognized directly in shareholders' equity.

Financial derivatives

Financial derivatives are initially recognized in the balance sheet at cost and are subsequently measured at fair value. Positive and negative fair values of financial derivatives are included in other receivables and payables. The fair value of interest swaps is calculated as the net present value of anticipated future cash flows. The fair value of forward contracts and option contracts are determined by the application of the exchange rates at the balance sheet date of the forward contracts and option contracts, respectively.

Changes in the fair value of financial derivatives qualifying for recognition as a hedge of the fair value of a recognized asset or liability are recognized in the income statement together with any changes in the fair value of the hedged asset or liability.

Changes in the fair value of financial derivatives qualifying for recognition as a hedge of future transactions involving purchases and sales in foreign currency and future interest payments are recognized in shareholders' equity under retained earnings. If the anticipated future transaction involves the recognition of assets and liabilities, amounts deferred under shareholders' equity will be transferred from shareholders' equity and included in the acquisition cost of the asset or liability, respectively. Other amounts deferred under shareholders' equity are released to the income statement for the period in which the hedged item affects the income statement.

Corporation tax and deferred tax

Tax on profit for the year consists of current tax and deferred tax for the year, the effect on deferred tax of changes in tax rates, and adjustments of current tax relating to previous years. Such part of tax for the year as is attributable to items directly under shareholders' equity is taken directly to shareholders' equity.

Current tax is calculated at the tax rate applicable for the year. Deferred tax is measured according to the tax rules and at the tax rates applicable by law in the respective countries at the balance sheet date when the deferred tax is expected to crystallize as current tax.

Current tax payable and receivable is recognized in the balance sheet as tax computed on the taxable income for the year, adjusted for tax on the taxable income of prior years and for tax paid on account.

Deferred tax is measured using the balance sheet liability method on all temporary differences between the carrying amount and the tax base of assets and liabilities. Adjustment is made to deferred tax relating to unrealized intra-group profits and losses.

Deferred tax assets, including the tax base of tax loss carryforwards, are recognized at the expected value of their utilization; either as a set-off against tax on future income or as a set-off against deferred tax liabilities in the same legal tax entity.

Income statement

Revenues

Revenues comprise invoiced sales of goods and services made during the year and are recognized in the income statement provided that delivery and transfer of risk to the buyer has taken place by year-end. Revenues are measured ex discounts directly related to the sales.

Cost of goods sold

Cost of goods sold comprises the cost of commercial products consumed to achieve the revenues for the year as well as realized and unrealized foreign exchange adjustments, price adjustments to fair value of derivative financial instruments, and price adjustments to similar items.

Staff costs

Staff costs include wages and salaries and pension costs for the Group's employees as well as other staff-related costs.

Other costs

Other costs comprise the costs of distribution, sales, advertising, administration, operational leasing, rental of premises, etc.

Depreciation and impairment

Depreciation and impairment comprise depreciation and impairment for the year of fixed assets.

Profits/losses from investments in subsidiaries

The proportionate share of the result before tax of the individual subsidiary is recognized in the parent company's income statement after full elimination of intra-group profits/losses and less amortization of group goodwill.

The share of the taxes of subsidiaries is recognized as tax on profit/loss for the year.

Interest income and expense and similar items

Interest income and expense comprise financial income and expense and revaluations to fair value of listed shares.

Balance sheet

Intangible fixed assets

IT software and development costs are recognized as assets provided that there is sufficient assurance that the value in use of future earnings will cover the related costs.

IT software and development costs are measured at cost less accumulated amortization and impairment. The amortization period is 4 and 7 years, respectively. The 7-year amortization period is determined on the basis of strategic considerations concerning the central ERP system and applies only to this system.

Tangible fixed assets

Tangible fixed assets are measured at cost less accumulated depreciation and impairment. Land is not depreciated.

Cost comprises the purchase price and any costs directly attributable to the acquisition of the asset until the date when it is available for use. Borrowing costs are not recognized.

Depreciation calculated as cost less any residual value is provided on a straight-line basis over the expected useful lives of the assets. The expected useful lives are as follows:

Office and warehouse buildings	30/50 years
IT hardware	3 years
Fixtures and fittings, tools and equipment	7 years

The 7-year depreciation period is based on experience with regard to the duration of the period in which such assets are in use.

Acquisitions costing less than DKK 11,000 are expensed in the income statement in the year of acqusition.

Gains and losses on the disposal of tangible fixed assets are determined as the difference between the sales price less disposal costs and the carrying amount at the date of disposal. Gains or losses are recognized in the income statement under other external costs.

Impairment of intangible and tangible fixed assets
The carrying amount of the Group's intangible and tangible fixed assets is reviewed regularly to look for any indication that an asset may be impaired beyond what is reflected by the current impairment. When such an indication exists, the amount is fixed at the lower of recoverable amount and carrying amount. The recoverable amount is fixed at the higher of expected net selling price and expected value in use of the asset.

Financial fixed assets
Investments in subsidiaries are measured in the parent com-pany's balance sheet according to the equity method at the proportionate share of the enterprises' carrying amounts calculated in accordance with the parent company's accounting policies minus or plus unrealized intra-group profits and losses and plus or minus the residual value of positive or negative group goodwill calculated under the purchase method.

Net revaluation of investments in subsidiaries is transferred to the reserve for net revaluation in shareholders' equity according to the equity method to the extent that the carrying amount exceeds the cost of acquisition less group goodwill amortization.

Commercial products
Inventories of commercial products (aircraft spare parts) are recognized at acquisition cost on the basis of the lower of average acquisition cost and net realizable value. Net realizable value is measured on the basis of an individual assessment. Write-downs for obsolescence are made on aircraft spare parts, especially on slow-moving products.

The acquisition cost of commercial products is measured at purchase price plus delivery costs.

Receivables
Receivables are recorded in the balance at amortized cost. For short-term non-interest-bearing receivables and receivables with a floating interest this usually corresponds to the nominal value. Receivables are written down to the lower of net realizable value and cost. Net realisable value is stated on the basis of an individual assessment of receivables items. A general write-down is also made on receivables relating to sales of goods and services on the basis of the Group's experience in this field.

Listed shares
Listed shares are recognized at their market value on the balance sheet date. The market value is determined on the basis of the latest selling price registered.

Shareholders' equity
Dividend is recognized as a liability at the date when it is adopted at the annual shareholders' meeting. The proposed dividend payment for the year is disclosed as a separate item under shareholders' equity.

The acquisition of treasury shares is recognized at cost in shareholders' equity. The proceeds of sales of treasury shares and dividend payments received are also recognized in shareholders' equity.

Provisions
Provisions are recognized when, as a result of events happening before or at the balance sheet date, the Group has a legal or a constructive obligation and it is probable that there may be an outflow of economic benefits to settle the obligation.

Provisions are made for pension liabilities for which no insurance cover has been arranged. Pension liabilities are stated as the net present value of the expected future benefits attributed under the scheme.

Financial liabilities
Amounts owed to mortgage credit institutions and banks are recognized at the date of borrowing at the net proceeds received less transaction costs paid. In subsequent periods, the amounts are measured at amortized cost, meaning that the effective interest rate is recognized in the income statement over the term of the loan.

Other financial liabilities comprise trade payables, amounts owing to subsidiaries and other debt and are measured at amortized cost which, for these items, usually corresponds to the nominal value.

Other debt mainly consists of liabilities in relation to holiday pay, taxes and duties, and interest.

Statement of cash flows

The statement of cash flows is presented under the indirect method and shows the Group's cash flows for the year from operating, investing and financing activities, the year's changes in cash at bank and in hand, and cash at bank and in hand at the beginning and end of the year.

Cash flow from operating activities
Cash flows from operating activities are calculated as the profit/loss for the year before depreciation and adjusted for changes in working capital, interest payments made and received, and corporate tax paid.

Cash flow from investing activities
Cash flows from investing activities comprise payments in connection with acquisitions and disposals of fixed assets.

Cash flow from financing activities
Cash flows from financing activities comprise cash flows to and from shareholders, and the raising and repayment of long-term financial liabilities.

Cash at bank and in hand
Cash at bank and in hand comprises cash less short-term debt to banks.

The statement of cash flows cannot be derived solely from the published financial statements.

Segment information

Information is provided by business segments and geographical segments. The Group's primary activities are divided into the Aftermarket and OEM segments. Segment information follows the Group's accounting policies and internal financial control.

The business segment is the Group's primary segment, the geographical segment being its secondary segment. Information on geographical markets is given only in the form of revenues.

In view of its activities, the parent company does not provide segment information in its accounts.

In the tables, brackets indicate negative values or deduction items. Unless otherwise indicated, all amounts are stated in DKK '000.

Signatures and Auditors' Report

The Board of Directors and the Executive Board have considered and approved the Annual Report for the fiscal year July 1, 2004 – June 30, 2005 of Satair A/S.

The Annual Report was prepared in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

We consider the accounting policies applied appropriate and the accounting estimates made reasonable.

Furthermore, we consider the overall Annual Report presentation true and fair. Therefore, in our opinion, the Annual Report gives a true and fair view of the financial position of the Group and the Parent Company, of the results of the Group and Parent Company operations and of consolidated cash flows.

We recommend that the Annual Report be adopted at the Annual Shareholders' Meeting.

Kastrup, September 12, 2005

Executive Board

John Stær

Morten Olsen

Board of Directors

N.E. Nielsen
(Chairman)

Dorte Sonne Ekner

Holger Elbek

Christian Haas

Richard Haas

Lene Sussi Hansen

Per Iversen

Finn Rasmussen

Carsten L. Sørensen

Auditors' Report

To the Shareholders of Satair A/S

We have audited the Annual Report of Satair A/S for the financial year 1 July 2004 - 30 June 2005 prepared in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

The Annual Report is the responsibility of Company Management. Our responsibility is to express an opinion on the Annual Report based on our audit.

Basis of Opinion

We conducted our audit in accordance with Danish Auditing Standards. Those standards require that we plan and perform the audit to obtain reasonable assurance that the Annual Report is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the Annual Report. An audit also includes assessing the accounting policies applied and significant estimates made by Management, as well as evaluating the overall annual report presentation. We believe that our audit provides a reasonable basis for our opinion.

Our audit has not resulted in any qualification.

Opinion

In our opinion, the Annual Report gives a true and fair view of the financial position at 30 June 2005 of the Group and the Parent Company and of the results of the Group's and Parent Company's operations and consolidated cash flows for the financial year 1 July 2004 - 30 June 2005 in accordance with the Danish Financial Statements Act and the additional Danish financial reporting requirements.

Copenhagen, September 12, 2005

PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

Carsten Ehlers
State Authorised Public Accountant

Allan Vestergaard Andersen
State Authorised Public Accountant

Grant Thornton
Statsautoriseret Revisionsaktieselskab

Erik Stener Jørgensen
State Authorised Public Accountant

Statement of cash flows

for the period July 1, 2004 – June 30, 2005

Note		2003/04	2004/05
	Profit before depreciation	62,375	74,182
	Badwill recognition thereof	(11,721)	(3,184)
	Financial payments received	458	476
	Financial payments	(18,966)	(22,319)
	Corporate tax paid	(14,254)	(9,540)
15	Movements in working capital	(768)	(25,201)
	Cash flow from ordinary operations	**17,124**	**14,414**
	Acquisition of subsidiaries	(61,079)	0
	Investments in intangible and tangible fixed assets	(7,281)	(12,247)
	Sales of tangible fixed assets	3,946	3,010
	Cash flow from investments	**(64,414)**	**(9,237)**
	Dividend	(8,374)	(9,660)
	Sale of treasury shares	3,203	0
	Increase of share capital	32,977	0
	Raising of long-term debt	36,084	56,806
	Cash flow from financing	**63,890**	**47,146**
	Total cash flows	**16,600**	**52,323**
	Cash at bank and in hand less short-term bank debt at July 1	19,199	(14,533)
	Net bank debt in connection with acquisition of company	(50,332)	0
14	**Cash at bank and in hand less short-term bank debt at June 30**	**(14,533)**	**37,790**

Income statement

for the period July 1, 2004 – June 30, 2005 (DKK '000)

Parent company				Group	
2003/04	2004/05	Note		2003/04	2004/05
576,848	585,316	1	Net revenues	1,147,797	1,272,218
(485,925)	(495,388)	2	Cost of goods sold	(918,857)	(985,243)
90,923	**89,928**		**Gross profit**	**228,940**	**286,975**
6,244	297	3	Other operating income	11,721	3,184
(54,927)	(62,544)	4	Staff costs	(122,581)	(143,204)
(1,585)	(8,203)	5	Other costs	(55,705)	(72,773)
40,655	**19,478**		**Profit before depreciation (EBITDA)**	**62,375**	**74,182**
(7,281)	(7,636)	9	Depreciation and impairment	(11,240)	(15,046)
-			Special inventory write-down	(7,434)	0
33,374	**11,842**		**Profit on primary operations (EBIT)**	**43,701**	**59,136**
2,049	32,923	10	Profit on investments in subsidiaries	-	
2,118	3,842	6	Financial income	458	2,050
(11,554)	(11,494)	7	Financial costs	(18,805)	(24,073)
25,987	**37,113**		**Profit before tax**	**25,354**	**37,113**
(4,850)	(11,136)	8	Tax on profit for the year	(5,099)	(11,136)
21,137	**25,977**		**Profit for the year**	**20,255**	**25,977**
-			Share to minority shareholders of profit for the year	882	0
21,137	**25,977**		**Share to Satair A/S' of profit for the year**	**21,137**	**25,977**
			Distribution of profit		
			Proposal for the distribution of profit:		
	12,275		Proposal for dividend for FY 2004/05		
	19,243		Revaluation reserve (equity method)		
	(5,541)		Retained earnings		
	25,977				

Balance

At June 30, 2005 (DKK '000)

Parent company				Group	
2003/04	2004/05	Note	**Assets**	2003/04	2004/05
		9	**Intangible fixed assets:**		
11,044	6,706		IT software and development costs	11,899	10,046
11,044	**6,706**			**11,899**	**10,046**
		9	**Tangible fixed assets:**		
22,802	22,201		Land and buildings	24,908	22,201
952	2,146		Other plant, operating equipment, etc.	12,325	11,231
23,754	**24,347**			**37,233**	**33,432**
			Financial fixed assets:		
183,569	196,594	10	Investments in subsidiaries	-	
183,569	**196,594**			-	
218,367	**227,647**		**Fixed assets**	**49,132**	**43,478**
			Current assets:		
			Inventories:		
100,730	111,390		Commercial products	405,757	445,727
2,240	2,062		Advance payments	2,327	2,770
102,970	**113,452**			**408,084**	**448,497**
			Receivables:		
71,273	74,639		Receivables from sales and services	227,361	255,604
33,973	64,089		Amounts owing from subsidiaries	-	
8,907	9,554	8	Deferred tax assets	45,788	36,875
-	1,451		Receivable in corporate tax	-	1,602
2,863	2,082		Other receivables	9,807	6,799
5,453	0		Financial derivatives	5,453	1,751
1,493	1,025	11	Prepayments	1,511	1,200
123,962	**152,840**			**289,920**	**303,831**
1,534	**2,936**		**Listed shares**	**1,534**	**2,936**
43,054	**21,327**		**Cash at bank and in hand**	**76,738**	**40,111**
271,520	**290,555**		**Current assets**	**776,276**	**795,375**
489,887	**518,202**		**Assets**	**825,408**	**838,853**

Parent company				Group	
2003/04	2004/05	Note	**Liabilities**	2003/04	2004/05
			Shareholders' equity:		
49,101	49,101		Share capital	49,101	49,101
0	21,369		Net revaluation reserve (equity method)	-	
26,615	0		Premium on issue	26,615	0
(2,286)	(3,357)		Fair value of financial instruments	(2,286)	(3,357)
148,458	169,532		Retained earnings	148,458	190,901
9,660	12,275		Proposal for dividend for 2004/05	9,660	12,275
231,548	**248,920**	12	**Shareholders' equity**	**231,548**	**248,920**
			Provisions:		
1,551	0	8	Deferred tax	653	0
1,503	1,466		Pension liabilities	1,503	1,466
3,054	**1,466**		**Provisions**	**2,156**	**1,466**
			Long-term financial liabilities:		
155,000	155,000		Banks	272,981	330,623
155,000	**155,000**	13	**Long-term financial liabilities**	**272,981**	**330,623**
			Short-term financial liabilities:		
8,039	1,401		Bank debt	91,271	2,321
-	0		Advance payments from customers	1,429	110
65,359	83,930		Payable to suppliers	168,269	210,380
11,745	6,839		Payable to subsidiaries	-	
775	0	8	Corporate tax	8,671	5,688
11,103	15,478		Other debt	45,819	34,177
3,264	5,168		Financial derivatives	3,264	5,168
100,285	**112,816**		**Short-term financial liabilities**	**318,723**	**257,844**
255,285	**267,816**		**Financial liabilities**	**591,704**	**588,467**
489,887	**518,202**		**Liabilities**	**825,408**	**838,853**

16 Pledges and security
17 Contingent liabilities
18 Lease commitments
19 Transactions with related parties
20 Quarterly review, financial highlights and key ratios

Notes to the accounts

Note 1: Segment information

Business areas – Primary segment

2003/04				2004/05		
Aftermarket	OEM	Group		Aftermarket	OEM	Group
779,582	388,603	1,168,185	Gross revenue	808,514	480,873	1,289,387
4,167	16,221	20,388	Intra-group revenues	3,853	13,316	17,169
775,415	372,382	1,147,797	Net revenue	804,661	467,557	1,272,218
134,627	94,313	228,940	Gross profit	155,331	131,644	286,975
28,972	14,729	43,701	Profit on primary operations	28,582	30,554	59,136
22,162	3,192	25,354	Profit before tax	21,070	16,043	37,113
18,723	2,414	21,137	Profit for the year	18,850	7,127	25,977
35,805	13,327	49,132	Fixed assets	31,924	11,554	43,478
248,293	343,411	591,704	Financial liabilities	241,961	347,206	588,467

Geographical – Secondary segment

Parent company				Group	
2003/04	2004/05			2003/04	2004/05
			Net revenues		
394,496	349,968		Europe	731,436	764,956
54,840	48,502		North and South America	131,824	149,882
91,351	125,005		Asia/Pacific	248,003	295,323
36,161	61,841		Middle East and Africa	36,534	62,057
576,848	**585,316**			**1,147,797**	**1,272,218**
		Note 2:	**Foreign exchange adjustments and discounts on financial instruments recognized under cost of goods sold**		
6,851	(2,560)		Exchange rate adjustments	(4,125)	(2,927)
15,721	7,433		Realized gains on financial derivatives	15,780	7,504
(4,546)	(5,453)		Unrealized gains/(losses) on financial derivatives	(4,546)	(5,453)
18,026	**(580)**			**7,109**	**(876)**
		Note 3:	**Other operating income**		
5,878	0		Badwill from acquisition of minority shares	5,878	0
-			Badwill re cover of costs, Lentern	5,843	3,184
366	297		Profit on property hired out	-	
6,244	**297**			**11,721**	**3,184**
		Note 4:	**Staff costs**		
48,317	54,790		Wages, salaries and emoluments	103,817	120,419
1,975	2,877		Pensions	3,819	4,978
809	1,017		Other social security costs, etc.	3,782	4,581
3,826	3,860		Other staff-related costs	11,163	13,226
54,927	**62,544**			**122,581**	**143,204**
2,860	4,418		Salaries and other payments to Executive Board (parent company)	2,860	4,418
825	825		Emoluments to Board of Directors (parent company)	825	825
122	128		Average no. of employees	360	426

Parent company 2003/04	Parent company 2004/05			Group 2003/04	Group 2004/05
		Note 5:	**Fees to auditors appointed at the Annual Shareholders' Meeting**		
480	492		Audit fee, PricewaterhouseCoopers	1,445	1,473
509	228		Fee for other services, PricewaterhouseCoopers	2,737	654
112	100		Audit fee, Grant Thornton	112	100
		Note 6:	**Financial income**		
1,813	1,978		Interest received from subsidiaries	-	
305	462		Other interest income, etc.	387	648
0	1,402		Revaluation to fair value of listed shares	71	1,402
2,118	**3,842**			**458**	**2,050**
		Note 7:	**Financial costs**		
(2,276)	(283)		Interest, etc., paid to subsidiaries	-	
-	(504)		Unrealized loss on financial derivatives	-	(504)
(9,278)	(10,707)		Other interest expense, etc.	(18,805)	(23,569)
(11,554)	**(11,494)**			**(18,805)**	**(24,073)**
		Note 8:	**Tax for the year**		
(739)	0		Estimated tax on the taxable income for the year	(3,513)	(9,200)
(1,962)	820		Adjustment of deferred tax for the year	(490)	726
(2,120)	1,313		Adjustment of deferred tax re previous years	(2,120)	(3,141)
208	(392)		Adjustment of deferred tax over shareholders' equity	208	(392)
1,407	803		Adjustment of tax owing re previous years	816	871
(1,893)	(13,680)		Tax in subsidiaries	-	
249	0		Share to minority shareholders of tax in subsidiaries	-	
(4,850)	**(11,136)**			**(5,099)**	**(11,136)**
			Breakdown of total Group tax payments:		
			30% of profit before tax	(7,606)	(11,134)
			Adjustment of tax re previous years	(1,304)	(2,270)
			Effect of different tax rates in the individual subsidiaries and permanent differences	3,811	2,268
				(5,099)	(11,136)

Deferred tax (receivable) relates primarily to tax loss carry-forwards, inventory write-downs, provisions for bad debts and financial derivatives.

A reduction in corporation tax to 28% affected deferred tax at opening by a total of DKK 16,000 to be distributed as follows: a tax expense item in the income statement of DKK 49,000 and a reduction in deferred tax resting upon opening shareholders' equity of DKK 65,000.

Note 9: Intangible and tangible fixed assets

Group	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*	*Total*
Acquisition cost:				
Acquisition cost at July 1, 2004	42,768	42,462	27,181	112,411
Exchange rate adjustment	91	(15)	(33)	43
Additions	7,128	100	5,019	12,247
Disposals	(28)	(5,687)	(3,312)	(9,027)
Acquisition cost at June 30, 2005	**49,959**	**36,860**	**28,855**	**115,674**
Accumulated depreciation and impairment:				
Depreciation and impairment at July 1, 2004	30,869	17,554	14,856	63,279
Exchange rate adjustment	37	(9)	25	53
Disposals	(28)	(3,587)	(2,567)	(6,182)
Depreciation	9,035	701	5,310	15,046
Depreciation and impairment at June 30, 2005	**39,913**	**14,659**	**17,624**	**72,196**
Carrying amount at June 30, 2005	**10,046**	**22,201**	**11,231**	**43,478**

Parent company	*IT software and development costs*	*Land and buildings*	*Other plant and equipment*
Acquisition cost:			
Acquisition cost at July 1, 2004	40,268	36,760	7,806
Additions	2,108	100	2,077
Disposals	0	0	(527)
Acquisition cost at June 30, 2005	**42,376**	**36,860**	**9,356**
Accumulated depreciation and impairment:			
Depreciation and impairment at July 1, 2004	29,224	13,958	6,854
Disposals	0	0	(110)
Depreciation	6,446	701	466
Depreciation and impairment at June 30, 2005	**35,670**	**14,659**	**7,210**
Carrying amount at June 30, 2005	**6,706**	**22,201**	**2,146**
Carrying amount of publicly assessed Danish properties		20,068	
Latest public assessment of Danish properties		48,472	
Depreciation period (years)	4/7	30/50	3/7

Note 10: Investments in subsidiaries

	2003/04	2004/05
Acquisition cost at July 1	141,432	179,497
Additions	38,065	
Disposals	-	(63,453)
	179,497	**116,044**
Revaluation and impairment at July 1	154,096	4,072
Exchange rate adjustments	2,924	2,126
Disposals for the year	-	55,109
Dividend paid	(147,505)	
Profit before tax in subsidiaries	2,049	32,923
Tax in subsidiaries	(1,644)	(13,680)
Revaluation and impairment at June 30, 2005	**4,072**	**80,550**
Carrying amount at June 30, 2005	**183,569**	**196,594**

Subsidiaries	*Shareholding*	*Company capital (million)*
Satair USA Inc., USA	100%	USD 1.0
Satair Asia Pte. Ltd., Singapore	100%	SGD 2.3
Satair Service A/S, Denmark	100%	DKK 3.0
Satair Hardware Group Ltd., UK	100%	GBP 0.3
Satair Hardware Ltd., UK*	100%	GBP 0.3
Satair Hardware SAS, France*	100%	EUR 0.2
Satair Hardware A/S, Denmark*	100%	DKK 0.5
Satair Hardware GmbH, Germany*	100%	EUR 0.1
Satair Hardware UK Ltd. (formerly Lentern Aircraft Ltd.), UK*	100%	GBP 0.1
Satair Hardware USA Inc. (formerly Lentern International Inc.), USA*	100%	USD 0.1

* *Subsidiaries of Satair Hardware Group Ltd.*

Note 11: Prepayments

Prepayments comprise prepaid expenses in relation to insurance, etc.

Note 12: Shareholders' equity

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial derivatives	Retained earnings	Proposed in dividend	Total at June 30, 2004
Shareholders' equity at July 1, 2003	42,301	73,142	438	(3,893)	(2,770)	77,228	8,460	194,906
Paid in dividend	-	-	-	-	-	-	(8,374)	(8,374)
Dividend of treasury shares	-	-	-	-	-	86	(86)	0
Exchange rate adjustments re opening equity capital of foreign subsidiaries	-	(12,785)	-	-	-	-	-	(12,785)
Share to Satair A/S of profit for the year	-	405	-	-	-	20,732	-	21,137
Adjustment, market value financial derivatives	-	-	-	-	484	-	-	484
Issue of shares	6,000	-	25,977	-	-	-	-	31,977
Sale of treasury shares	-	-	-	3,203	-	-	-	3,203
Exchange rate adjustment re treasury shares	-	-	-	690	-	(690)	-	0
Employee shares	800	-	200	-	-	-	-	1,000
Dividend in subsidiaries 2003/04	-	(147,505)	-	-	-	147,505	-	0
Negative net revaluation	-	86,743	-	-	-	(86,743)	-	0
Proposed in dividend	-	-	-	-	-	(9,660)	9,660	0
Shareholders' equity at June 30, 2004	**49,101**	**0**	**26,615**	**0**	**(2,286)**	**148,458**	**9,660**	**231,548**

	Share capital	Net revaluation reserve (equity method)	Premium on issue	Treasury shares	Market value of financial derivatives	Retained earnings	Proposed in dividend	Total at June 30, 2005
Shareholders' equity at June 30, 2004	49,101	0	26,615	0	(2,286)	148,458	9,660	231,548
Paid in dividend	-						(9,660)	(9,660)
Exchange rate adjustments re opening equity capital of foreign subsidiaries	-	2,126						2,126
Premium on issue transferred to free reserves			(26,615)			26,615		0
Profit for the year	-	19,243				6,734		25,977
Adjustment, market value financial derivatives	-				(1,071)			(1,071)
Proposed in dividend	-					(12,275)	12,275	0
Shareholders' equity at June 30, 2005	**49,101**	**21,369**	**0**	**0**	**(3,357)**	**169,532**	**12,275**	**248,920**

The share capital consists of 2,455,073 shares in denominations of DKK 20. See p. 12 for movements in Group share capital.

Note 13: Long-term debt

	Bank debt	
	30/6 2004	*30/6 2005*
Remaining term to maturity:		
Less than 1 year	-	
Between 1 and 5 years	272,981	330,623
More than 5 years	-	
Total	**272,981**	**330,623**
Cash value of debt	278,000	341,961

Note 14: Cash funds less short-term bank debt

	30/6 2004	*30/6 2005*
Short-term bank debt	(91,271)	(2,321)
Cash at bank and in hand	76,738	40,111
	(14,533)	**37,790**

Note 15: Movements in working capital

	30/6 2004	*30/6 2005*
Movements in trade receivables	(5,122)	(21,884)
Movements in inventories including advance payments	20,005	(31,476)
Movements in other receivables	5,834	836
Movements in supplier payables	(25,097)	32,885
Movements in other debt	1,546	(4,543)
Other movements, etc., net	2,066	(1,019)
	(768)	(25,201)

Note 16: Pledge and security

Mortgage deeds at a total value of DKK 30 million have been issued to Satair A/S as mortgagor. The deeds have not been put up in security and are in the company's possession.

Note 17: Contingent liabilities

See Financial Review on p. 16 on forward contracts.

Satair A/S is jointly and severally liable with Satair Service A/S for the Danish tax debt. Satair A/S is also jointly and severally liable with Satair Hardware A/S for the amount due in VAT in Denmark.

Satair A/S has provided security for the credit facilities of subsidiaries in an amount of DKK 234 million, of which DKK 155.6 million had been utilized at June 30, 2005.

Note 18: Lease commitments

Group and parent company have signed leases, which cannot be terminated by the Group beyond 1 year. The net present value of the total lease commitments of Group and parent company at a discount factor of 5% p.a. amounts to DKK 51.4 million (2003/04: DKK 55.5 million), respectively DKK 5.5 million (2003/04: DKK 6.8 million). Of this amount, DKK 8.7 million 2003/04: DKK 9.6 million), respectively DKK 1.8 million (2003/04: DKK 1.7 million) falls due within 1 year, and DKK 21.5 million (2003/04: DKK 25 million), respectively DKK 1.4 million (2003/04: DKK 2.2 million) falls due after five years. Satair's lease commitments involve operational leasing contracts only.

Note 19: Transactions with related parties

The Group companies did not engage in any material transactions in 2004/05 with the Board of Directors, Executive Board, major shareholders, or any companies outside the Satair Group in which these parties hold interests.

Transactions with other related parties are made on general market terms.

Note 20: **Quarterly review, financial highlights and key ratios (unaudited)**

DKKm	1Q 2004/05	2Q 2004/05	3Q 2004/05	4Q 2004/05	Full year 2004/05
Income statement					
Revenues in USDm	51.1	54.1	52.8	59.0	217.0
Revenues in DKKm	311.1	312.5	303.5	345.1	1,272.2
Gross profit	63.7	65.2	70.0	88.1	287.0
Costs, depreciation and impairment, etc.	(51.8)	(51.8)	(54.5)	(69.8)	(227.9)
Profit on primary operations	11.9	13.4	15.5	18.3	59.1
Profit before tax	6.8	6.9	10.1	13.3	37.1
Profit after tax	5.1	5.2	7.5	8.2	26.0

Balance	30/9 2004	31/12 2004	31/3 2005	30/6 2005	30/6 2005
Total assets	802	761	808	839	839
Inventories	414	415	444	448	448
Trade receivables	209	206	226	256	256
Interest-bearing debt, net	292	317	319	293	293
Share to Satair A/S of shareholders' equity	235	225	235	249	249

	1Q 2004/05	2Q 2004/05	3Q 2004/05	4Q 2004/05	Full year 2004/05
Key ratios					
Average USD rate	609	574	568	592	585
Listed price per DKK 20 share, end of period	123	125	145	177	177
Average no. of shares, in DKK '000	2,455	2,455	2,455	2,455	2,455
Carrying amount per DKK 20 share	96	92	96	101	101
Earnings per DKK 20 share	2.1	2.1	3.1	3.3	10.6
Profit ratio, %	4.9	4.3	5.1	5.3	4.6
Return on assets, %	1.5	1.7	1.9	2.2	7.1
Return on equity, %	2.2	2.3	3.2	3.4	10.8
Equity ratio, %	29.3	29.6	29	29.7	29.7
Average no. of employees	433	419	418	423	426

Satair in brief

Satair was founded in 1957 and is now one of the world's leading service and trading companies within sales and distribution of production parts and spare parts for aircraft.

Because of its size, broad product portfolio and international presence, Satair is capable of offering customers and suppliers access to an efficient global network, which encompasses a variety of different services.

As one of the leading actors in the industry, Satair invests considerable resources in the development of new business concepts, which can reduce supply chain costs – to the benefit of both customers and suppliers.

Satair has around 400 employees worldwide. It is certified under ISO 9001:2000 and various other aerospace standards.

Suppliers

A passenger aircraft consists of up to 3 million different parts manufactured by a large, inhomogeneous group of suppliers. Satair distributes and sells more than 35,000 different aircraft parts, making it an important link between manufacturers and end-users. Satair provides an array of services to its suppliers, such as e.g. sales and marketing, customer service, logistics and e-commerce.

Aircraft operators

Satair's Aftermarket Division has more than 2,000 customers worldwide and works as the supply channel for a complex and fragmented group of suppliers. Consumption levels of aircraft spare parts are high and often very difficult to predict, and that is why many aircraft operators choose Satair as their partner.

Aircraft manufacturers

Satair Hardware Group is among the leading distributors of hardware and raw materials for manufacturers of commercial aircraft and helicopters in Europe. Satair Hardware Group was founded in 2001 following the merger of Satair's OEM activities with UK-based C.J. Fox & Sons Ltd. In 2003 the Group's business activities were expanded with the acquisition of Lentern.

Definition of key ratios

The key ratios appearing on p. 2 and 34 are calculated in accordance with the recommendations of the Danish Society of Financial Analysts:

Gross margin:	$\frac{\text{Gross margin x 100}}{\text{Revenues}}$
Profit ratio:	$\frac{\text{Profit before financing x 100}}{\text{Revenues}}$
Return on assets:	$\frac{\text{Profit before financing x 100}}{\text{Average balance sheet total}}$
Return on equity:	$\frac{\text{Profit after tax and minority interests x 100}}{\text{Average shareholders' equity less minority interests}}$
Equity ratio:	$\frac{\text{Shareholders' equity at year-end less minority interests x 100}}{\text{Balance sheet total at year-end}}$
Earnings per DKK20 share:	$\frac{\text{Profit after tax and minority interests}}{\text{Average no. of shares}}$
Cash flow per DKK20 share:	$\frac{\text{Cash flow from operations}}{\text{Average no. of shares}}$
Book value per DKK20 share:	$\frac{\text{Shareholders' equity at year-end less minority interests}}{\text{Average no. of shares at year-end}}$
Dividend per DKK20 share:	$\frac{\text{Rate of dividend x 20}}{\text{100}}$
Market cap/carrying amount:	$\frac{\text{Market cap at year-end}}{\text{Shareholders' equity at year-end}}$
Price/earnings ratio:	$\frac{\text{Share price at year-end}}{\text{Earnings per DKK20 share}}$
Market cap:	Share price at year-end x No. of shares at year-end

SATAIR



Report for the first quarter of 2005/06
(July 1 - September 30, 2005)
Satair A/S



This is a translation into English of the original stock exchange release in Danish. In case of discrepancies between the two texts, the Danish text shall be considered final and conclusive.

Summary

First-quarter figures reflected sustained growth in Satair's markets, and the Group posted revenue growth at 15% above the year-earlier level. As revenues and earnings are expected to continue growing during the rest of the year, the Group is making an upward adjustment of the forecast for FY 2005/06.

- Effective from the present financial year, Satair will be presenting its accounts in accordance with the international accounting standards IFRS and in USD. The effective date is July 1, 2004, and the comparative figures for FY 2004/05 have been adjusted in accordance with the IFRS requirements thereon. This quarterly report is presented in accordance with the IFRS provisions on recognition and measurement. The effects of these changes are explained on p. 11.
- Rising passenger volumes in Europe, Asia and North America trigger an increase in the underlying demand for Satair's products in the Aftermarket Division.
- Increased production levels for aircraft and helicopters cause growth in the demand for Satair's products in the OEM Division.
- Satair posted revenue growth in Q1 of 2005/06 from the year-earlier level in all regions.
- First-quarter revenues totaled USD 59.5 million (up 15% from last year). The Aftermarket Division posted 9% in revenue growth, with the OEM Division posting revenue growth of 27%. The rate of revenue growth was higher than expected.
- Profit on primary operations before depreciation (EBITDA) came to USD 4.0 million (up 74% from the year-earlier level).
- Profit before tax in Q1 went above the expected level, totaling USD 2.7 million against USD 0.4 million last year.
- First-quarter profit after tax totaled USD 1.8 million against USD 0.1 million last year.
- Given the favorable developments in the first quarter of 2005/06, the Group is making an upward adjustment of its full-year forecast which was most recently announced on September 12, 2005. The new forecast reflects expectations of approx. 10% in revenue growth reported in USD, up from the previous forecast level of 8%. Growth in the Aftermarket and OEM divisions is now expected at around 8% and 12-14%, respectively, and the EBITDA margin is now forecast at around 6.5%. Profit before tax is expected at around USD 10 million, up from the previous level of approx. USD 8.5 million (the Annual Report 2004/05 stated an expected profit before tax of approx. DKK 50 million, and translated into DKK at a USD/DKK rate of 575 this gives around USD 8.5 million).

Satair A/S – Amager Landevej 147A – DK-2770 Kastrup – Tel. +45 3247 0100 – Fax: +45 3251 6650 – **www.satair.com**

Contact: John Stær – e-mail: jst@satair.com

Satair is among the world's leading distributors of spare parts for aircraft maintenance and hardware (bolts, rivets, etc.) for aircraft manufacturers. Headquartered in Copenhagen, the Group has subsidiaries in the Denmark, the UK, France, the USA and Singapore. Some 140 of the Group's total of around 400 employees work in Copenhagen, and together they generate annual revenues in excess of USD 200m.



Financial highlights and key ratios

USDm	Q1 2005/06	Q1 2004/05	FY 2004/05
Income statement			
Revenues	59.5	51.6	219.1
Gross profit	13.0	10.0	49.0
Profit before depreciation (EBITDA)	4.0	1.7	12.1
Depreciation and amortization	(0.5)	(0.4)	(2.4)
Profit on primary operations (EBIT)	3.5	1.3	9.7
Profit before tax	2.7	0.4	6.0
Profit for the period in review	1.8	0.1	3.9
Balance (end of period)			
Total assets	141.6	132.9	136.4
Inventories	74.7	68.8	73.5
Receivables	42.9	34.8	41.5
Interest-bearing debt, net	52.4	49.0	47.5
Shareholders' equity	42.1	38.5	40.1
Key figures and ratios			
Share price in DKK per DKK 20 share	203	123	177
Average no. of shares ('000)	2,455	2,455	2,455
Book value per DKK 20 share	17.2	15.7	16.3
Earnings per DKK 20 share*	0.73	0.06	1.59
Profit ratio, %	5.9	2.5	4.5
Return on assets*	2.5	1.0	7.2
Return on equity*	6.2	0.3	13.5
Equity ratio,%	29.7	29.0	29.4
Average no. of employees	420	433	426

** Calculated on the basis of interim data. Accordingly, interim figures have not been annualized.*

The quarterly report for Q1 2005/06 has been prepared in accordance with the IFRS provisions on recognition and measurement and other Danish requirements to the financial reporting by listed companies. The presentation currency is USD. The effect of the change in accounting policies is outlined on pp. 11-14.

The comparative figures for 2004/05 have been adjusted in accordance with the change in accounting policies.

The quarterly report is unaudited.

The stated key figures and ratios are calculated in accordance with 'Recommendations & Key Ratios 2005' published by the Danish Society of Financial Analysts.

The Group's fiscal year runs from July 1 to June 30.



Developments in Q1 of 2005/06

The Group's first-quarter performance reflects the sustained growth trend in its markets, and both divisions reported improved market conditions.

Passenger volumes at global level continued the upward trend in Q1. It means that airlines are increasing their aircraft capacity, but as they also focus on an improved utilization of aircraft the growth in capacity is lower than the growth in passenger volumes. Several airlines are still having financial problems, and apart from being a challenge it puts some restraint on Satair's business opportunities.

Production levels of aircraft and helicopters increased in Q1, and the OEM Division felt the positive impact of a rise in the production level of Airbus and its many sub-suppliers. This considerably enhanced the Group's business opportunities compared to the same period last year.

In the first quarter of 2005/06, Satair celebrated its 10-year anniversary in China, for many years one of the Group's focus areas. As early as in 1995 Satair opened an office in Beijing to optimize its provision of services to Chinese customers. Aviation in China has been growing steeply over the past ten years. Air traffic has risen by 14% per year, and the country's fleet of aircraft has grown from less than 100 to more than 800. Since 2001, the number of new aircraft in the Chinese market has risen by around 100 per year, and this trend shows no signs of abating. Satair expects China to become the fastest-growing market within aviation in the next decade and continues to give top priority to a strengthening of its position in that market. Thanks to its long-standing presence in the Chinese market, Satair has been able to forge good and close relationships with the operators within Chinese aviation, making it of one the best positioned distributors in the market today and supporting its efforts to capture some of the high future growth.

Total first-quarter revenues came to USD 59.5 million, up 15% from the year-earlier level. Revenue growth was reported by all regions, resulting in improvements in gross profits and a profit before tax in the first quarter of USD 2.7 million, up from USD 0.4 million last year.

Revenues and profit both performed above the level forecast for the first quarter.

The Aftermarket Division

Revenues by geographical region

USDm	Q1 2005/06	Q1 2004/05	Growth, %	Share, %
Europe and the Middle East/Africa	19.1	16.4	16	51
Asia/Pacific	11.7	11.7	0	31
North/South America	6.5	6.0	8	18
Total	37.3	34.1	9	100

The Aftermarket Division posted first-quarter revenues of USD 37.3 million, up 9% from last year.

Growing traffic and the resulting increased need for aircraft maintenance caused a general rise in the demand from customers in all regions. However, the amounts in revenues contributed by some of the major customers fluctuate widely due to, among other things, large upgrading projects, different inventory levels and outsourcing of parts of the maintenance to other maintenance providers.

First-quarter revenues in *Europe, the Middle East and Africa* went 16% above the year-earlier level and 3% above the level of Q4 of 2004/05. Revenues from customers in the Middle East were particularly high, primarily as a result of large projects. Europe posted first-quarter revenue growth, up 3% compared to the



same quarter last year, growth being contributed by most geographical regions and products. The highest growth was reported by the UK and Germany.

First quarter revenues in *Asia/Pacific* were on a par with the year-earlier level and 13% above Q4 of 2004/05. China, Japan and Singapore performed well in terms of revenues, whereas revenues were lower in Pakistan and Thailand due to the impact of large one-off projects in the first quarter of last year. There are still major differences in the quarterly revenues contributed by many of the countries in this region. Satair has intensified its sales efforts in the region and has established a sales office and a logistics facility in a storage depot in Australia.

North and South America posted first-quarter revenue growth of 8% over the year-earlier level and 13% above the preceding quarter. Several of the major airlines in this region are still struggling with considerable financial problems, and Delta Airlines and Northwest Airlines both filed for bankruptcy under Chapter 11 in the first quarter. Satair had already adjusted its credit terms to the critical situation and suffers only minor losses on these two major customers. The Group continued the activities aimed at ensuring sustained growth and satisfactory earnings in the US market. The major progress achieved in the IPP (Integrated Purchasing Program) on the US market continued in the first quarter, and an array of initiatives helped improve the Group's earnings. Continued growth in the USA, which constitutes the biggest market in the world, remains an important factor in the development of Satair's business activities.

At the overall level the Division's revenues from the IPP concept continued the upward trend and reflected a 21% increase from the year-earlier level. The number of suppliers under the IPP system is still growing. The revenues contributed by several of the major distributorships also reflected solid growth.

In Q1 2005/06 Satair signed an agreement with Honeywell Sensing and Control for the global distribution of the HSC products used to transmit flap positions to the cockpit. Satair is already the distributor of several Honeywell products, and the new distribution agreement complements the existing product portfolio of Honeywell Sensing and Control.

Satair has also signed an agreement with Eaton Actuation Systems for the distribution, primarily in Asia/Pacific, of products such as control systems for doors, flaps and brakes. Eaton is one of Satair's major suppliers and the agreement is an expansion of the existing business relationship.

The OEM Division

Revenues by geographical region

USDm	Q1 2005/06	Q1 2004/05	Growth, %	Share, %
Europe	19.4	16.1	20	87
Asia/Pacific	1.6	0.8	100	7
North/South America	1.2	0.6	100	6
Total	22.2	17.5	27	100
GBP/USD	1.78	1,82		
EUR/USD	1.22	1,22		

The OEM Division primarily acts as a supplier of hardware and raw materials to manufacturers of commercial aircraft and helicopters in Europe, and it posted first-quarter revenues of USD 22.2 million, which reflects an increase of 27% from the year-earlier level and a decline of 8% from the preceding quarter. First-quarter revenues are traditionally low, as many customers put their production on hold during the holiday season in July and August, but this year that phenomenon was less pronounced than previously and so



made a major contribution to revenue growth. Revenue growth was contributed primarily by DLF contracts (Direct Line Feed). There is a growing demand for wider and more integrated solutions which in addition to traditional distribution services concerning purchasing and stock-carrying include deliveries as far upstream as the production line as well as logistics management of inventories and related IT solutions.

The OEM Division's revenues are invoiced primarily in local currencies (GBP and EUR) and this makes it sensitive to fluctuations in the USD rate. However, a comparison between the present quarter and the same quarter last year shows that the average USD rate is relatively stable. USD/GBP increased by 2% whereas EUR/USD remains unchanged. The underlying development in revenues from the individual markets is on a par with revenues reported in USD.

Europe reported first-quarter revenues of USD 19.4 million, representing an increase of 21% over last year and reflecting an increase in revenues from DLF contracts with major customers in the UK and France.

Revenues in *Asia/Pacific* stood at USD 1.6 million, up 100% from the year-earlier level primarily as a result of revenue growth in China which reported very low revenues in the same quarter last year due to delays from suppliers. Revenues from the DLF contract in Korea were disappointingly low, and the Group is currently looking at ways to resolve this issue.

Revenues from North America increased 100% to USD 1.2 million. The customer base is still growing, but the market is still dominated by a handful of very large customers. The product program builds primarily upon hardware under British standards, an area in which Satair has a competitive edge.

Comments to the accounts for Q1 of 2005/06

The Group posted first-quarter revenues of USD 59.5 million, up 15% from last year. Revenue growth was contributed by all regions, but growth rates were especially high in Europe and the Middle East/Africa (18%) and in North and South America (16%).

Gross profit totaled USD 13.0 million, and the gross margin came at 21.8% against 19.4% in the same quarter last year. Several factors occurring in the period in review caused the profit margin to rise above the normal level.

Costs and depreciation rose 8% above the year-earlier level, but dropped 7% from the preceding quarter, which was characterized by a one-off costs.

Profit before tax for the period in review came to USD 2.7 million, up from USD 0.4 million in the same quarter last year. This was higher than expected.

Profit after tax for Q1 came to USD 1.8 million.

Not unexpectedly, there was a negative cash flow in the first quarter due to factors such as revenue growth and the resulting investment of capital. Accordingly, the total balance sum reflected an increase of USD 5.8 million since the closing of Q4 of 2004/05. This increase is attributable to both divisions.

There were no significant investments in fixed assets in the period in review.

Outlook for fiscal 2005/06

The Aftermarket Division is expected to see a positive market environment in all regions in the remaining part of FY 2005/06. Passenger volumes are forecast to grow, and this causes airlines to increase their capacity and, hence, their need for aircraft maintenance. However, as airlines are likely to continue their efforts to streamline aircraft maintenance, the pressure upon suppliers is forecast to continue.



Continued growth is forecast for production levels of aircraft and helicopters, and the increasing production of Airbus A380 will result in a general increase in the demand for hardware products.

First-quarter revenues for both divisions, Aftermarket and OEM, exceeded expectations, and against this background and on the basis of expectations for the remaining part of the fiscal year, the revenue growth forecast for the Aftermarket Division in 2005/06 is increased to approx. 8% (from the previous forecast of 5-7%). The highest growth rate is expected in Asia/Pacific, particularly in China. The OEM Division expects revenue growth of 12-14% (against the previous level of 10-12%) due to improved market conditions and revenue growth contributed by the DLF contracts signed in France and the UK.

On the basis of the above expectations, total revenue growth in 2005/06 is forecast at around 10% above the year-earlier level.

In connection with the presentation of the Annual Report 2004/05, the Group announced expectations of a profit before tax of approx. DKK 50 million, or approx. USD 8.5 million at a USD rate of 575. Based on the revenue performance, which exceeded the forecast made at the opening of FY 2005/06, the Group now expects an EBITDA margin in the range of 6.5% and a profit before tax of approx. USD 10 million.

The amount in cash flows from operating activities is estimated at around USD 5 million.

Forward-looking statements

The above forward-looking statements, in particular those that relate to future sales and operating profit, are subject to risks and uncertainties as various factors, many of which are outside Satair's control, may cause the actual development to differ materially from the expectations contained in this report. Factors that might affect such expectations include, among others, major changes in the market environment, the product portfolio, the customer portfolio, exchange rates or company acquisitions or divestments.

Financial diary

February 10, 2006	Report for Q2 of 2005/06
May 23, 2006	Report for Q3 of 2005/06
June 30, 2006	Closing of FY 2005/06



Statement by Board and Executive Board

The Board of Directors and the Executive Board today discussed and approved the report for the period July 1-September 30, 2005 of Satair A/S.

The first-quarter report, which is unaudited, has been presented in accordance with the provisions of IFRS on recognition and measurement and other Danish requirements for the financial reporting by listed companies.

We consider the chosen accounting policies to be appropriate, and in our opinion the first-quarter report gives a true and fair picture of the Group's assets and liabilities, its financial position, profit and cash flows.

Kastrup, November 17, 2005

Executive Board

John Stær *CEO*	Morten Olsen *COO*

Board of Directors

N.E. Nielsen, *(Chairman)*	Dorte Sonne Ekner	Holger Elbek
Christian Haas	Richard Haas	Lene Sussi Hansen
Per Iversen	Finn Rasmussen	Carsten L. Sørensen



Income Statement

USDm	Q1 2005/06	Q1 2004/05	FY 2004/05
Revenues	59.5	51.6	219.1
Cost of goods sold	(46.5)	(41.6)	(170.1)
Gross profit	13.0	10.0	49.0
Staff costs	(5.9)	(5.5)	(24.5)
Other costs	(2.8)	(2.8)	(12.4)
Fair value adjustments of certain hedging instruments	(0.3)	0.0	0.0
Profit before depreciation (EBITDA)	4.0	1.7	12.1
Depreciation and amortization	(0.5)	(0.4)	(2.4)
Profit on primary operations (EBIT)	3.5	1.3	9.7
Interest income and expense and similar items, net	(0.8)	(0.9)	(3.7)
Profit before tax	2.7	0.4	6.0
Tax	(0.9)	(0.3)	(2.1)
Profit for the period in review	1.8	0.1	3.9
Earnings per share	0.73	0.06	1.59



Balance – assets

USDm	Sep. 30, 2005	Sep. 30, 2004	June 30, 2005
Long-term assets			
Intangible fixed assets	1.6	1.8	1.8
Tangible fixed assets	[illegible]	5.4	4.9
Deferred tax	6.0	7.6	6.1
Long-term assets, total	12.5	14.8	12.8
Short-term assets			
Inventories	[illegible]	68.8	73.5
Receivables	42.9	34.8	41.5
Other receivables	[illegible]	3.4	2.1
Cash at bank and in hand	9.4	11.0	6.5
Short-term assets, total	129.1	118.1	123.6
Total assets	141.6	132.9	136.4



Balance – liabilities

USDm	Sep. 30, 2005	Sep. 30, 2004	June 30, 2005
Shareholders' equity			
Share capital	6.7	6.7	6.7
Reserves and retained earnings	35.4	31.7	33.4
Total shareholders' equity	42.1	38.5	40.1
Financial commitments			
Long-term financial commitments			
Provisions for pension commitments, etc.	0.3	0.3	0.3
Provisions for deferred tax		0.3	-
Credit institutions	53.3	54.6	53.7
Total long-term financial commitments	53.6	55.2	54.0
Short-term financial commitments			
Credit institutions	8.5	5.4	0.3
Trade payables	29.4	23.8	34.1
Owing in corporation tax	2.1	1.8	1.0
Other short-term financial commitments	5.9	8.2	6.9
Total short-term financial commitments	45.9	39.2	42.3
Total financial commitments	99.5	94.4	96.3
Total liabilities	141.6	132.9	136.4

Movements in shareholders' equity

USDm	Q1 2005/06	Q1 2004/05	FY 2004/05
Opening shareholders' equity	40.1	38.4	38.4
Foreign exchange adjustments, etc.		0.1	(2.0)
Changes in market value of derivative financial instruments	0.1	(0.1)	(0.2)
Profit for the period in review	1.8	0.1	3.9
Shareholders' equity, end of period	42.1	38.5	40.1



The effects of changing over to recognition and measurement in accordance with the international accounting standards IFRS

Effective from the present financial year, Satair will be presenting its accounts in accordance with the international accounting standards IFRS and in USD. The effective date is July 1, 2004, and the comparative figures for FY 2004/05 have been adjusted in accordance with the IFRS requirements thereon. This quarterly report is presented in accordance with the IFRS provisions on recognition and measurement.

The changeover was based on the procedures set out by IFRS 1 on first-time adoptions. The opening balance at July 1, 2004 – the effective date – and the comparative figures for 2004/05 have been stated in accordance with the standards and interpretations which are expected to be in effect on June 30, 2006. Accordingly, changes in the current standards or the release of the new standards prior to the presentation of the annual report 2005/06 may affect the accounting policies on which the adjustment was based.

Below is an overview of the effect of the changeover from the previously applied Danish accounting standards to IFRS . The effect is shown for "Total assets", "Financial commitments", "Shareholders' equity" and "Profit for the year". The letters in the second column refer to the subsequent paragraphs which outline the background for the adjustments made.

The changeover to IFRS had a material impact on the following main areas:

- Functional and presentation currency
- Derivative financial instruments
- Business combinations

In connection with the changeover to IFRS, Satair has changed its accounting policies to registration in the Group's functional currencies, primarily the USD. Satair's activities and earnings are closely linked to the aviation industry in which prices are fixed primarily in USD. Satair's income is mainly invoiced in USD, and the majority of costs in the form of costs of commercial products are paid for in USD. The Group's most important balance sheet items are also determined on the basis of USD. This applies to both the parent company and most of the subsidiaries. Consequently, Satair chose USD as the functional currency for the parent company and most of the subsidiaries. The activities in the UK and France are mainly invoiced in GBP; respectively Euros, and these two currencies have therefore been designated functional currencies for these parts of the Group.

Satair's financial position and earnings are materially affected by changes in exchange rates, with the USD being the most important currency. This is why Satair decided to present its consolidated financial statements and the accounts of the parent company in USD. Consequently, transactions in currencies other than USD – apart from the operations in UK and in France – will be considered transactions in foreign currency.

Because of the change in accounting policies, all accounting items in the balance sheet at July 1, 2004, for parent company and Group have been translated into USD. Translation was done for the individual accounting items as follows:

- Fixed assets, inventories, share capital and other reserves, as well as provisions (non-monetary items) are translated into USD at the exchange rates applying on the date of transaction,
- Current assets (monetary items), however with the exception of inventories and debt are translated into USD on the basis of the exchange rate between the local currency and the USD at July 1, 2004.

With regard to derivative financial instruments, it was previously Satair's policy to use hedge accounting for the recognition of interest swaps and forward sales of USD. Fair value adjustments thereof were set off against the items 'Interest income and expense and similar items' and 'cost of goods sold', respectively. Satair still intends to use interest swaps and arrange forward sales of USD as a hedge against interest costs and fixed costs primarily in DKK, but as such transactions are not expected always to qualify for



hedge accounting under IAS 39, changes in their fair value will sometimes be recognized as a separate accounting item in the income statement.

The provisions of IFRS 3 on business combinations are applied from the effective date. Negative goodwill at the effective date for the IFRS changeover is reversed. Previously, negative goodwill was recognized in the income statement as the expected additional costs relating to the takeover occurred.

The registration in functional currencies and the presentation of accounts in USD involve certain complications with regard to the presentation of the adjustments made, and it has therefore been decided to introduce the adjustments made in two stages:

- Stage 1 covers the translation into USD of income statement and balance sheet. The translation into USD of the income statement was made at the average USD/DKK rate for the year, while the balance sheets at July 1, 2004 and July 1, 2005 were translated at the closing USD/DKK rates on these two days.
- Stage 2 involves the actual IFRS adjustments as a continuation of the translation of DKK into USD of income statement and balance sheet in stage 1.

The implementation of IFRS does not affect the statement of cash flows significantly with regard to recognition and measurement.

The table below illustrates the effect of the changeover to IFRS:

		July 1, 2004			2004/05	June 30, 2005		
		Assets	Financial commitments	Shareholders' equity	Profit for the year	Assets	Financial commitments	Shareholders' equity
Previous accounting policies								
DKKm		825.4	593.9	231.5	21.1	838.9	590.0	248.9
USDm		135.0	97.1	37.9	4.5	136.1	95.7	40.4
IFRS adjustments								
Badwill	a		(0.5)	0.5	(0.5)			
Fixed assets	b	(0.5)		(0.5)	0.2	(0.3)		(0.3)
Short-term assets	c	0.1		0.1		0.8		0.8
Pensions, etc.	d		0.2	(0.2)	(0.0)		0.2	(0.2)
Short-term financial commitments	e		(0.4)	0.4			0.3	(0.3)
Tax effect of adjustments	f	0.0	(0.2)	0.2	(0.2)	(0.1)	0.1	(0.2)
IFRS adjustments, total		(0.4)	(0.9)	0.5	(0.6)	0.3	0.6	(0.3)
Stated under IFRS		134.6	96.2	38.4	3.9	136.4	96.3	40.1



An outline of the changes in accounting policies following the changeover to IFRS:

a) Badwill
The acquisition of Lentern in December 2003 involved a total amount of DKK 8.2 million in accounting badwill part of which was recognized as income in the accounts for FY 2003/04. At July 1, 2004 an amount of DKK 3,2 million remained which was recognized as income in FY 2004/05 in accordance with the previous policies. According to the provisions of IFRS, badwill from acquisitions cannot be booked as a debt item but must be recognized as income in the year of acquisition. Accordingly, the amount in badwill recognized as badwill in FY 2004/05 has been reversed, and the debt item has been taken to shareholders' equity at July 1, 2004.

b) Fixed assets
Fixed assets are stated at exchange rate of the functional currency quoted at the actual time of acquisition. Building upon the amount in acquisition costs after the translation into USD, the amounts in depreciation have been restated on the basis of expected useful life and taking account of estimated scrap values. It was not considered necessary to change the expected useful lives in connection with the changeover to IFRS.

c) Short-term assets
Short-term assets include inventories and trade receivables, etc. Acquisition costs of inventories are primarily settled in USD, and most of the invoicing is in USD. Accordingly, in connection with the changeover to the keeping of accounts, inventories are stated at historical cost in the functional currency, and trade receivables, etc. are stated at the underlying value in USD.

d) Pension commitments, etc.
Until now, the Satair Group has had certain unrecognized defined-benefit pension plans. These plans have been recognized at the total commitment as at July 1, 2004. The item also includes the recognition of an estimated amount in commitment relating to seniority bonuses, etc., insofar as there is a Group tradition therefor.

e) Short-term financial commitments
The item primarily consists of trade payables, etc. As most suppliers invoice Satair in USD, trade payables are recognized at the underlying USD value consistent with the use of the USD as the Group's functional currency.

f) Tax
Recognition has been made of the effect of postponed tax resulting from the changes made to the Group's accounting policies.

In addition to the above changes in accounting policies, changes have been made to the presentation layout, the names of accounting items, their contents and classification due to the changeover to IFRS.

As a result of the changes in accounting policies outlined above, the restated income statement and balance sheet for fiscal 2004/05 appear as follows, including a breakdown on four quarters:



Income statement	FY 2004/05					2004/05 broken down on quarters			
	DKK million	USD million				USD million			
		Stated in accordance with the previous accounting policies	IFRS adjustments	Reclassification	New accounting policies	Q4	Q3	Q2	Q1
Revenues	1,272.2	217.0		2.1	219.1	59.0	53.9	54.6	51.6
Gross profit	287.0	49.0		0.0	49.0	15.4	12.9	10.7	10.0
Cost of operations	(212.8)	(36.3)	(0.6)		(36.9)	(10.8)	(9.0)	(8.8)	(8.3)
Profit before depreciation and amortization (EBITDA)	74.2	12.7	(0.6)	0.0	12.1	4.6	3.9	1.9	1.7
Depreciation and amortization	(15.1)	(2.6)	(0.2)		(2.4)	(0.9)	(0.6)	(0.5)	(0.4)
Profit on primary operations (EBIT)	59.1	10.1	(0.4)	0.0	9.7	3.7	3.3	1.4	1.3
Interest income and expense and similar items, net	(22.0)	(3.7)			(3.7)	(0.8)	(0.9)	(1.1)	(0.9)
Profit before tax	37.1	6.4	(0.4)	0.0	6.0	2.9	2.4	0.3	0.4
Tax	(11.1)	(1.9)	(0.2)		(2.1)	(1.0)	(0.4)	(0.4)	(0.3)
Profit for the period in review	26.0	4.5	(0.6)	0.0	3.9	1.9	2.0	(0.1)	0.1

Balance	2004/05				
	Q4 30 Jun. 05	Q3 31 Mar. 05	Q2 31 Dec. 04	Q1 30 Sep. 04	Q1 1 Jul. 04
Previous accounting policies					
DKKm	248.9	235.4	226.2	234.6	231.5
USDm	40.4	41.0	41.4	39.2	37.9
IFRS adjustments					
Badwill				0,3	0,5
Fixed assets	(0.3)	(0.7)	(1.0)	(0.6)	(0.5)
Short-term assets	0.7	(0.8)	(2.2)	(0.3)	0.1
Pensions and seniority bonuses	(0.2)	(0.2)	(0.2)	(0.2)	(0.2)
Short-term financial commitments	(0.3)	0.0	0.0	0.0	0.4
Tax effect of adjustments	(0.2)	0.1	0.1	0.1	0.2
IFRS adjustments, total	(0.3)	(1.6)	(3.3)	(0.7)	0.5
Stated in accordance with IFRS	40.1	39.4	38.1	38.5	38.4



VEDTÆGTER
ARTICLES OF ASSOCIATION

SATAIR A/S

CVR nr./CVR No. 78419717

November 2005

1.	**Selskabets navn**	**1.**	**Selskabets navn**
1.1	Selskabets navn er SATAIR A/S.	1.1	The name of the Company is SATAIR A/S.
1.2	Selskabet driver tillige virksomhed under binavnene SATAIR Holding A/S (SATAIR A/S) og Scandinavian Air Trading Co. A/S (SATAIR A/S).	1.2	The Company also carries on business under the secondary names SATAIR Holding A/S (SATAIR A/S) and Scandinavian Air Trading Co. A/S (SATAIR A/S).
2.	**Selskabets hjemsted**	**2.**	**Registered Office**
2.1	Selskabets hjemsted er Tårnby Kommune.	2.1	The Company's registered office is situated in the municipality of Tårnby.
3.	**Selskabets formål**	**3.**	**Objects**
3.1	Selskabets formål er at drive virksomhed med rådgivning om samt service og handel med flymateriel, produktion og reparation samt anden i forbindelse hermed stående virksomhed i ind- og udland. Selskabet kan som aktionær og/eller som interessent have interesse i andre selskaber eller virksomheder indenfor samme formål.	3.1	The objects for which the Company has been established are to carry on activities relating to counseling on as well as services and trade in aviation equipment, production and repair as well as any other activities in Denmark and other countries incidental or conducive to the attainment of said objects. The Company may as shareholder and/or partner be engaged in other companies or undertakings having the same objects.
4.	**Selskabets kapital**	**4.**	**Share capital**
4.1	Selskabets aktiekapital er 54.001.460 skriver kroner firehalvtredsmillioner-ogettusindefirehundredeogtres 00/100, fordelt i aktier á kr. 20,- og multipla heraf.	4.1	The Company's share capital is DKK 54,001,460 in words Danish kroner fifty-four million and one thousand four hundred and sixty 00/100, divided into shares of DKK 20.00 and multiples thereof.

5.	**Bemyndigelse**	**5.**	**Authorisation**
5.1	Bestyrelsen bemyndiges til i tiden indtil 31.december 2006 ved tegning af nye aktier til en af bestyrelsen nærmere fastsat kurs at udvide selskabets aktiekapital ad én eller flere gange med indtil kr. 41.100.000 (2.055.000 aktier) med eller uden fortegningsret for de hidtidige aktionærer, i sidstnævnte tilfælde dog alene til markedskurs og således at aktierne også kan anvendes som vederlag for hel eller delvis overtagelse af en bestående virksomhed eller bestemte formueværdier.	5.1	Until 31 December 2006, the Board of Directors shall be authorised to increase the Company's share capital by subscription for new shares at a price fixed by the Board of Directors in one or more transactions by up to DKK 41,100,000.00 (2,055,000 shares) with or without the existing shareholders having pre-emption rights. If the existing shareholders have no pre-emption rights, new shares may be subscribed for at market price and in such a manner that the shares may also be used as consideration for complete or partial acquisition of an existing business or specific assets..
5.2	Bestyrelsen bemyndiges endvidere til i tiden indtil 31. december 2006 ved tegning af nye aktier at udvide selskabets aktiekapital ad én eller flere gange med indtil kr. 1.000.000 (50.000 aktier) uden fortegningsret for de hidtidige aktionærer, hvilke aktier tilbydes medarbejderne i selskabet eller dets datterselskaber efter nærmere af bestyrelsen fastsatte retningslinier, og således at aktierne skal være omfattet af gældende skatteregler for medarbejderaktier.	5.2	Until 31 December 2006, the Board of Directors shall be further authorised to increase the Company's share capital by subscription for new shares in one or more transactions by up to DKK 1,000,000 (50,000 shares) without the existing shareholders having any pre-emption rights. The new shares shall be offered to the employees of the Company or its subsidiaries according to specific guidelines laid down by the Board of Directors and in accordance with applicable tax provisions on employee shares
5.3	For alle de nye aktier skal i øvrigt gælde de samme regler som for de hidtidige aktier i selskabet. Aktierne skal lyde på navn og skal være noteret på navn i selskabets aktiebog og være omsætningspapirer. Aktierne	5.3	All new shares shall be subject to the same rules as the existing shares of the Company. The shares shall be registered in the name of the holder in the Company's register of shareholders and shall be negotiable in-

skal være underkastet de samme regler om fortegningsret, stemmeret og indløselighed som de hidtidige aktier.

struments. The shares shall be subject to the same rules on pre-emption rights, voting rights and redeemability as the existing shares.

6. Aktier

6. Shares

6.1 Aktiekapitalen er fuldt indbetalt.

6.1 The share capital has been fully paid-up.

6.2 Aktierne udstedes gennem en Værdipapircentral.

6.2 The shares shall be issued through a Securities Centre.

6.3 Ingen aktionær er forpligtet til at lade sine aktier indløse helt eller delvist.

6.3 No shares are to be redeemed or are to be liable to be redeemed, neither wholly nor partially.

6.4 Ingen aktier har særlige rettigheder.

6.4 No shares shall confer any special rights.

6.5 Aktierne skal lyde på navn og være noteret på navn i selskabets aktiebog.

6.5 The shares shall bear the name of the holder and shall be registered in the name of the holder in the Company's register of shareholders.

6.6 Aktierne er omsætningspapirer.

6.6 The shares are negotiable instruments.

6.7 Selskabets aktiebog føres af Amagerbanken A/S, Amagerbrogade 25, 2300 København S.

6.7 Amagerbanken A/S, Amagerbrogade 25, DK-2300 Copenhagen S shall keep the Company's register of shareholders

7.

7.

7.1 Udbytte udbetales gennem en Værdipapircentral efter de herom fastsatte regler.

7.1 Dividends shall be distributed through a Securities Centre according to applicable rules.

7.2 Udbytte, der ikke er hævet senest 5 år efter forfaldsdagen, tilfalder selskabet.

7.2 Any dividends which have not been withdrawn within five years after due date shall accrue to the Company.

8. Generalforsamlinger

8.1 Generalforsamlinger afholdes i selskabets hjemstedskommune eller i Storkøbenhavn.

8.2 Generalforsamlinger indkaldes af bestyrelsen tidligst 4 uger og senest 8 dage før generalforsamlingen ved bekendtgørelse i et landsdækkende dagblad samt ved brev til de i selskabets aktiebog navnenoterede aktionærer.

8.3 Indkaldelsen skal indeholde dagsordenen for generalforsamlingen. Hvis der foreligger forslag, hvis vedtagelse kræver særlig majoritet, skal dette fremhæves i indkaldelsen, og forslagets væsentligste indhold angives heri.

8.4 Senest 8 dage før hver generalforsamling skal dagsordenen og de fuldstændige forslag, der agtes fremsat, samt for den ordinære generalforsamlings vedkommende tillige den reviderede årsrapport samt eventuelt koncernregnskab, henligge til eftersyn for aktionærerne på selskabets kontor. Det samme skal samtidig udsendes til enhver navnenoteret aktionær, som har fremsat begæring herom.

9.

8. General meetings

8.1 General meetings shall be held in the municipality in which the Company has its registered office or in Greater Copenhagen.

8.2 General meetings shall be convened by the Board of Directors no less than eight days and no more than four weeks prior to the general meeting by notice in a national newspaper and by letter to the shareholders listed in the register of shareholders.

8.3 The notice of the general meeting shall include the agenda for the meeting. If any proposals require adoption by qualified majority, it shall be specified in the notice, and the most important aspects of the proposal shall also be specified in the notice.

8.4 No later than eight days prior to any general meeting, the agenda and the complete proposals and, in case of annual general meetings, the audited annual report, and the consolidated accounts, if any, shall be open for inspection by the shareholders at the office of the Company. The said documents shall also be forwarded to any registered shareholder upon request.

9.

9.1 Den ordinære generalforsamling afholdes senest 4 måneder efter regnskabsårets udløb.

9.1 The annual general meeting shall be held within four months from the end of the financial year.

9.2 Dagsordenen for den ordinære generalforsamling skal omfatte:

(1) Bestyrelsens beretning om selskabets virksomhed.

(2) Forelæggelse af årsrapporten til godkendelse.

(3) Beslutning om anvendelse af overskud eller dækning af tab i henhold til den godkendte årsrapport.

(4) Valg af medlemmer til bestyrelsen.

(5) Valg af en eller to revisorer.

(6) Eventuelle forslag fra bestyrelse eller aktionærer.

Forslag fra aktionærerne til behandling på den ordinære generalforsamling skal være indgivet til selskabet senest 2 måneder efter regnskabsårets udløb.

9.2 The agenda for the annual general meeting shall include:

(1) The Board of Directors' report on the activities of the Company.

(2) Presentation for adoption of the annual report and accounts.

(3) Resolution on the appropriation of profits or provision for losses in accordance with the adopted report and accounts.

(4) Election of members of the Board of Directors.

(5) Appointment of one or two auditors.

(6) Any proposals submitted by the Board of Directors or shareholders.

Proposals for business to be transacted at the annual general meeting from shareholders shall be submitted no later than on two months from the end of the financial year.

10.

10.1 Ekstraordinære generalforsamlinger afholdes efter en generalforsamlings, bestyrelsens eller en revisors beslutning eller efter skriftlig anmodning til bestyrelsen fra aktionærer, der ejer mindst 1/10 af aktie-kapitalen. Aktionærernes anmodning skal indeholde

10.

10.1 Extraordinary general meetings shall be held upon requisition from the general meeting, the Board of Directors or the auditor or at the written request for transaction of special business of shareholders holding no less than one-tenth of the share capi-

angivelse af, hvad der ønskes behandlet på generalforsamlingen. Senest 2 uger herefter skal indkaldelse hertil foretages af bestyrelsen.	tal. The share-holders' request shall specify the business to be transacted at the general meeting. Within 14 days thereafter, the general meeting shall be convened by the Board of Directors.
11.	**11.**
11.1 Enhver aktionær er berettiget til at møde på generalforsamlingen, når vedkommende senest 5 dage forud mod behørig legitimation har fremsat begæring om udlevering af adgangskort på selskabets kontor. Udskrift fra Værdipapircentralen kan alene tjene som legitimation, såfremt udskriften ikke er dateret senere end 14 dage før generalforsamlingen.	11.1 Any shareholder shall be entitled to attend the general meeting provided that he has made a request for an admission card to the office of the Company and presented due identification no later than five days prior to the meeting. A transcript from the Securities Centre shall serve as identification if the transcript is not dated later than 14 days prior to the general meeting.
12.	**12.**
12.1 Generalforsamlingen ledes af en dirigent, der er udpeget af bestyrelsen.	12.1 The general meeting shall be presided over by a chair-man appointed by the Board of Directors.
12.2 Over det på en generalforsamling passerede indføres beretningen i en protokol, der underskrives af dirigenten og de tilstedeværende medlemmer af bestyrelsen.	12.2 The business transacted at the general meeting shall be entered into a minute book signed by the Chairman and all members of the Board of Directors present at the meeting.
13. Stemmeret	**13. Voting rights**
13.1 Stemmeret på generalforsamlinger har enhver aktie, for hvilken vedkommende aktionær senest 5 dage før generalforsamlingen har forsynet sig med adgangskort.	13.1 Each share confers a voting right upon the holder at general meetings provided that the shareholders has procured an admission card no later than five days prior to the general meeting.

13.2	For aktier, der er erhvervet ved overdragelse, kan stemmeretten ikke udøves på generalforsamlinger, der er indkaldt, uden at aktierne er blevet noteret på navn i aktiebogen, eller aktionæren har anmeldt og dokumenteret sin erhvervelse.	13.2	With respect to shares acquired by transfer, the voting right may not be exercised at general meetings convened if the shares are not registered in the name of the holder in the register of shareholders, or if the shareholder has not registered and substantiated his acquisition.
14.	**Bestyrelse**	**14.**	**Board of Directors**
14.1	På generalforsamlingen giver hvert aktiebeløb på kr. 20,- én stemme.	14.1	At the general meeting, each share of DKK 20.00 shall confer one vote upon the holder.
15.		**15.**	
15.1	Alle beslutninger på generalforsamlinger vedtages med simpelt stemmeflertal, medmindre Aktieselskabsloven foreskriver særlige regler om repræsentation og majoritet.	15.1	Any resolution on business transacted at the general meetings shall be passed by simple majority unless the Danish Companies Act lays down special rules on representation and majority.
16.		**16.**	
16.1	Selskabet ledes af en bestyrelse, der vælges af generalforsamlingen bortset fra de medlemmer, der vælges i henhold til lovgivningens regler om repræsentation af arbejdstagere i bestyrelsen.	16.1	The Company shall be managed by a board of directors elected at the general meeting, except from members elected pursuant to the statutory rules on employee directors.
16.2	Den generalforsamlingsvalgte del af bestyrelsen består af fra 3-6 medlemmer.	16.2	The members of the Board of Directors elected at the general meeting shall consist of 3-6 members.
16.3	Den generalforsamlingsvalgte del af bestyrelsen vælges for 2 år ad gangen. Genvalg kan finde sted.	16.3	The members of the Board of Directors elected at the general meeting shall be elected for a term of two years. The members are eligible for re-election.

16.4 Generalforsamlingen fastsætter bestyrelsens honorar.

16.4 The shareholders shall fix the fee paid to the Board of Directors at the general meeting.

17.

17.

17.1 Over bestyrelsens forhandlinger føres en protokol, der underskrives af samtlige tilstedeværende medlemmer.

17.1 Minutes of business transacted at the board meetings shall be entered into a book to be signed by all directors present at such meetings.

17.2 Bestyrelsen vælger selv sin formand. I tilfælde af stemmelighed er formandens stemme afgørende.

17.2 The Board of Directors shall elect a chairman among its own members. In case of equality of votes the Chairman shall cast the decisive vote.

17.3 Bestyrelsen kan meddele prokura enkel eller kollektiv.

17.3 The Board of Directors may grant separate or joint power of procuration.

17.4 Bestyrelsen fastsætter i øvrigt en nærmere forretningsorden for sit hverv.

17.4 The Board of Directors shall lay down rules of procedure specifying the performance of its duties.

17.5 Bestyrelsen udpeger en direktion.

17.5 The Board of Directors shall appoint a board of management.

18. Tegningsret

18. Power to bind the Company

18.1 Selskabet tegnes af bestyrelsens formand i forening med en direktør eller to bestyrelsesmedlemmer, eller af to bestyrelsesmedlemmer i forening med en direktør.

18.1 The Company shall be bound by the joint signatures of the Chairman of the Board of Directors and any one member of the Management Board or by the joint signatures of any two members of the Board of Directors and any one member of the Management Board.

19. Revisor

19.1 Generalforsamlingen vælger en eller to statsautoriserede revisorer til at revidere selskabets regnskaber.

19.2 Revisorerne vælges for ét år ad gangen. Genvalg kan finde sted.

20. Regnskabsår

20.1 Selskabets regnskabsår er fra 1. juli til 30. juni.

*****

19. Auditor

19.1 The general meeting shall elect one or two state-authorised public accountants to audit the company's accounts.

19.2 The auditors shall be appointed for a term of one year. The auditors are eligible for re-election.

20. Financial year

20.1 The financial year of the Company shall run from 1 July to 30 June.

*****

Som ændret på bestyrelsesmøde den 20. november 2005

As amended at a meeting of the board of directors held on 20 November 2005

20. november 2005 / 20 November 2005

På Bestyrelsens vegne/On behalf of the Board of Directors:

N. E. Nielsen
Bestyrelsesformand/Chairman of the Board of Directors

*****

Den 27. december 2005 afholdtes bestyrelsesmøde i

SATAIR A/S
(CVR-nr.: 78 41 97 71)
("Selskabet")

på Selskabets kontor.

Til stede

Fra bestyrelsen:

N.E Nielsen Formand
Holger Gade Elbek
Christian Martin Haas
Richard Albert Haas
Finn Rasmussen
Carsten Lykke Sørensen
Dorthe Linette Sonne Ekner
Lene Sussi Hansen
Per Iversen

Fra direktionen:

John Stær
Morten Olsen

Øvrige:

Ingen

Alle tilstedeværende eller via telefon

Dagsorden:

1. Gennemgang og godkendelse af prospekt samt beslutning om fortegningsemission
2. Gennemgang samt godkendelse af Rights Issue Agreement
3. Udnyttelse af bemyndigelse til udvidelse af Selskabets aktiekapital i forbindelse med fortegningsemissionen
4. Bemyndigelser

On 27 December 2005, a board meeting was held in

SATAIR A/S
(CVR No.: 78 41 97 71)
(the "Company")



at the Company's office.

Present

From the Board of Directors:

N.E. Nielsen, Chairman
Holger Gade Elbek
Christian Martin Haas
Richard Albert Haas
Finn Rasmussen
Carsten Lykke Sørensen
Dorthe Linette Sonne Ekner
Lene Sussi Hansen
Per Iversen

From the Management Board:

John Stær
Morten Olsen

Others:

None

All attending in person or by telephone.

Agenda:

1. Review and approval of prospectus and resolution on rights issue
2. Review and approval of Rights Issue Agreement
3. Exercise of authorisation to increase the Company's share capital in connection with the rights issue
4. Authorisations

Ad 1 Gennemgang og godkendelse af prospekt samt beslutning om fortegningsemission.

Bestyrelsesformanden fremlagde og gennemgik prospekt udarbejdet i forbindelse med udstedelsen af min. 103.994 stk. nye aktier og max. 1.350.036 stk. nye aktier a nom. 20 kr. til kurs 130 med fortegningsret for Selskabets eksisterende aktionærer i forholdet 2:1.

Prospektet er udarbejdet på dansk og engelsk og vil blive dateret 27. december 2005.

Det blev enstemmigt besluttet at godkende prospektet (både den dansk- og engelsksprogede version) og beslutningen om at foretage en fortegningsemission som beskrevet i prospektet blev ligeledes enstemmigt vedtaget.

Bestyrelses- og direktionsmedlemmerne underskrev den danske version af prospektet på stedet eller pr. fax. Originalunderskrifter indhentes efterfølgende.

Ad 2 Gennemgang og godkendelse af Rights Issue Agreement

Bestyrelsesformanden fremlagde og gennemgik Rights Issue Agreement mellem Selskabet og Nordea Corporate Finance.

Re 1 Review and approval of prospectus and resolution on a rights issue.

The chairman of the Board of Directors presented and went through the prospectus prepared in connection with the issue of minimum 103,994 shares and maximum 1,350,036 shares of DKK 20 each with pre-emption rights for the Company's existing shareholders at a ratio of 1:2.

The prospectus is available in Danish and English and will be dated 27 December 2005.

The Board of Directors unanimously approved the prospectus (both the Danish and English language versions) and the resolution on making a rights issue as described in the prospectus.

The board members and managers signed the Danish version of the prospectus at the meeting or by fax. Original signatures would be obtained subsequently.

Re 2 Review and approval of Rights Issue Agreement

The chairman of the Board of Directors presented and went through the Rights Issue Agreement to be entered into between the Company and Nordea Corporate Finance.

Det blev enstemmigt besluttet at godkende indgåelsen af Rights Issue Agreement.

The Board of Directors unanimously resolved to enter into the Rights Issue Agreement.

Ad 3 Udnyttelse af bemyndigelse til udvidelse af Selskabets aktiekapital i forbindelse med fortegningsemissionen.

Re 3 Proposal to exercise of authorisation to increase the Company's share capital in connection with the rights issue

Formanden bemærkede at i henhold til § 5.1 i Selskabets vedtægter, har Selskabets bestyrelse bemyndigelse til i perioden indtil 31. december 2006 at udvide Selskabets aktiekapital med indtil kr. 41.100.000 til en af bestyrelsen nærmere fastsat kurs.

The chairman noted that, according to Article 5.1 of the Company's Articles of Association, the Board of Directors is authorised to increase the Company's share capital by up to DKK 41,100,000 at a price determined by the Board of Directors. Such increase must take place in the period ending on 31 December 2006

Der forelå forslag om at forhøje Selskabets aktiekapital fra nominelt DKK 54.001.460 med mindst 103.994 stk. aktier (nom. DKK 2,079,880) og maksimalt 1.350.036 stk. aktier (nom. DKK 27.000.720) a kr. 20 til maksimalt DKK 81.002.180 ved udstedelse af nye aktier med fortegningsret for Selskabets eksisterende aktionærer.

A proposal had been made to increase the Company's share capital from a nominal amount of DKK 54,001,460 by a minimum of 103,994 shares (nom. DKK 2,079,880) and a maximum of 1,350,036 shares (nom. DKK 27,000,720) of DKK 20 each to max. DKK 81,002,180 by issuing new shares with pre-emption rights for the Company's existing shareholders.

Aktieselskabslovens § 29, stk. 2, var iagttaget.

Section 29(2) of the Danish Public Companies Act (*Aktieselskabsloven*) was observed.

For kapitalforhøjelsen skal gælde:

The following will apply to the share capital increase:

At Selskabets aktionærer tildeles en tegningsret for hver eksisterende aktie a nominelt DKK 20. Der skal således benyttes to tegningsretter for hver ny aktie a nominelt DKK 20 der ønskes

that the Company's shareholders will be granted one subscription right for each existing share of DKK 20 nominal value each. To subscribe for one share of DKK 20, the shareholder in question

	tegnet. Retten til at tegne nye aktier tilkommer de aktionærer der den 6. januar 2006 kl. 12.30 (dansk tid) er registreret i værdipapircentralen som aktionærer.		must exercise two subscription rights. The right to subscribe for the new shares will be granted to the shareholders who are registered with the Danish Securities Centre (*Værdipapircentralen*) as shareholders as at 6 January 2006, at 12.30 p.m. (Danish time);
At	der kan handles med tegningsretter i perioden fra og med den 4. januar 2006 til og med den 17. januar 2006	that	subscription rights may be traded from 4 to 17 January 2006;
At	kapitaludvidelsen indbetales kontant til Selskabet senest den 20. januar 2006	that	the share capital increase will be contributed by way of a cash contribution no later than on 20 January 2006;
At	kapitaludvidelsen tegnes på baggrund af prospektet af 27. december 2005,	that	the share capital increase will be subscribed for on the basis of the prospectus dated 27 December 2005;
At	kapitaludvidelsen andrager nominelt minimum DKK 2.079.880 og makimalt DKK 27.000.720	that	the share capital will be increased by a minimum nominal amount of DKK 2,079,880 and a maximum nominal amount of DKK 27,000,720;
At	aktierne udstedes i størrelser af kr. 20,- eller multipla heraf,	that	the capital increase will be divided into shares of DKK 20.00 nominal value each or any multiple thereof;
At	aktierne skal lyde på navn og være omsætningspapirer,	that	the shares must be registered in the name of the holder and be negotiable instruments;
At	aktierne optages til notering på Københavns Fondsbørs,	that	the shares must be listed on the Copenhagen Stock Exchange;

At	ingen aktier har særlige rettigheder,	that	the shares will not confer any special rights on the holder;
At	der gælder ingen begrænsninger i aktiernes omsættelighed,	that	the negotiability of the shares will not be subject to any restrictions;
At	ingen aktionær er forpligtet til at lade sine aktier indløse helt eller delvist af Selskabet eller andre, og	that	no shareholder is obligated to have his shares redeemed in whole or in part by the Company or others; and
At	de nye aktier bærer rettigheder i Selskabet fra tidspunktet, hvor kapitaludvidelsen er registreret, og giver ret til udbytte for regnskabsåret 2005/2006.	that	the new shares will confer upon the holders rights in the Company as from the time of registration of the capital increase, and they will rank for dividends in the financial year 2005/2006

Aktierne kan tegnes i perioden fra og med den 7. januar 2006 til og med 20. januar 2006.

The shares may be subscribed for from 7 to 20 January 2006.

Omkostningerne i forbindelse med udvidelsen af aktiekapitalen afholdes af Selskabet og anslås at udgøre kr. 11,1 mio. (ved max. udvidelse) ekskl. moms til honorar til rådgivere.

The costs incidental to the capital increase will be paid by the Company. Consultancy fees are estimated to amount to DKK 11.1 mil. (at max increase), exclusive of VAT.

Tegningskursen fastsættes af bestyrelsen og udgør kr. 130 pr. aktie a DKK 20, franko.

The subscription price is determined by the Board of Directors and amounts to DKK 130 per share of DKK 20, exclusive of charges.

Det blev enstemmigt besluttet at vedtage at udnytte bemyndigelsen til udvidelse af Selskabets aktiekapital på de ovenfor anførte vilkår.

It was unanimously resolved to exercise the authorisation to increase the Company's share capital on the terms set out above.

Som konsekvens af det passerede vedtog bestyrelsen at foretage de nødvendige ændringer i Selskabets vedtægters § 4.1 og 5.1, når tegningsperioden er udløbet.

As a consequence of the adopted resolutions, it was resolved that the Board of Directors will make the appropriate amendments to Articles 4.1 and 5.1 of the Company's Articles of Association when the subscription period ends.

Ad 4 Bemyndigelser

Bestyrelsen bemyndigede bestyrelsesformanden N.E. Nielsen samt direktør John Stær til sammen eller hver for sig at underskrive og indgå alle aftaler, dokumenter, certifikater og erklæringer, som er påkrævede eller nødvendige vedrørende udstedelse af aktierne, herunder underskrivelse af Rights Issue Agreement samt dokumenter der skal leveres i henhold til Rights Issue Agreement

Bestyrelsen bemyndigede advokat Ole Nørgaard til at anmelde det vedtagne og foretage de ændringer heri, som Erhvervs- og Selskabsstyrelsen, andre myndigheder, eller Københavns Fondsbørs måtte kræve eller henstille foretaget som betingelse for registrering eller godkendelse.

Re 4 Authorisations

The Board of Directors authorised the Chairman of Board of Directors N.E. Nielsen and John Stær, CEO, individually or jointly to sign and enter into all other agreements, documents, certificates and declarations which are required or necessary in connection with the issue of the shares, including the signing of the Rights Issue Agreement and any documents to be delivered pursuant to the Rights Issue Agreement.

The Board of Directors authorised Ole Nørgaard, Attorney, to apply for registration of the resolutions passed and to make any such amendments thereto as may be required or requested by the Danish Commerce and Companies Agency, other public authorities or by the Copenhagen Stock Exchange as a condition for registration or approval.

****

****

Underskriftsside følger

Signature Page follows

Mødet hævet.	Meeting adjourned.
For bestyrelsen:	On behalf of the Board of Directors:

g:\019911-0089\bestyrelsesmodereferat.doc

Mødet hævet.

For bestyrelsen:

Meeting adjourned.

On behalf of the Board of Directors:

/8 7

Mødet hævet.	Meeting adjourned.
For bestyrelsen:	On behalf of the Board of Directors:

27 December 2005	27 December 2005
For bestyrelsen:	On behalf of the Board of Directors:

SATAIR A/S
(CVR-nr. 78 41 97 17)
("Selskabet")

Bestyrelsens erklæring

Redegørelsen afgives som led i bestyrelsens forslag om udvidelse af Selskabets aktiekapital ved tegning og kontant indbetaling, der skal behandles på bestyrelsesmødet den 27.december 2005, jf. bemyndigelsen i Selskabets vedtægter § 5.1.

Redegørelsen afgives i henhold til aktieselskabslovens § 29, stk. 2, nr. 2.

Selskabets årsrapport for 2004/2005 og kvartalmeddelelse for første kvartal 2005/06 pr. 30. september 2005, der er offentliggjort over Københavns Fondsbørs den 17. november 2005 er vedhæftet.

Bestyrelsen oplyser, at der ikke siden aflæggelse af ovenstående har været begivenheder af væsentlig betydning for Selskabets stilling bortset fra (i) købet af PAS Divisionen offentliggjort ved fondsbørsmeddelelser nr. 110 af 18. november 2005 som suppleret ved meddelelse nr. 116 af 17. december 2005 og (ii) gennemførelsen af en rettet emission den 21. november 2005 som offentliggjort ved fondsbørsmeddelelse nr. 111 af 21. november 2005.

*****

Underskriftsside følger



SATAIR A/S
(CVR No. 78 41 97 17)
(the "Company")

The board of directors' statement

The statement is made as part of the proposal by the board of directors for an increase of the Company's share capital by subscription and contribution in kind to be transacted in the meeting of the Board of Directors on 27 December 2005, cf. the authorisation in the Company's articles of association section 5.1.

The statement is made pursuant to Sec. 29(2)(2) of the Danish Public Companies Act.

The Company's annual report for 2004/2005 and the quarterly accounts for first quarter 2005/06 as of 30 September 2005 which was published through the Copenhagen Stock Exchange on 17 November 2005 is attached hereto.

The board of directors states that after the above, no events of material importance have occurred other than (i) the acquisition of the PAS Division which was announced by stock exchange announcement no. 110 of 18 November 2005 as supplemented by stock exchange announcement no. 116 of 17 December 2005 and (ii) the completion of a private placement on 21 November 2005 as accounted by stock exchange announcement no. 111 of 21 November 2005.

*****

Signature Page follows



(9)

27 December 2005	27 December 2005
For bestyrelsen:	On behalf of the Board of Directors:

g:\019911-0089\para 29(2) (7).doc

Mødet hævet.

For bestyrelsen:

Meeting adjourned.

On behalf of the Board of Directors:

27 December 2005	27 December 2005
For bestyrelsen:	On behalf of the Board of Directors:

27 December 2005

For bestyrelsen:

27 December 2005

On behalf of the Board of Directors:

Opinion rendered by an independent accountant



To the shareholders of Satair A/S

In accordance with s. 29(2)(iii) of the Danish Companies Act, we have reviewed the statement contained in the Directors' report of 27 December 2005 on events of material importance to the financial position of the company having occurred in the period 1 July 2005 - 27 December 2005. The Directors' report, which is attached hereto, has been prepared in accordance with the provisions of s. 29(2)(ii) of the Danish Companies Act as a result of the proposal to increase the share capital by a maximum nominal amount of DKK 27,000,720 to be considered at the company's board meeting on 27 December 2005.

The Directors' report is the responsibility of the Board of Directors. Our responsibility is to render an opinion, based on our review, on the statement contained in the Directors' report on events of material importance to the financial position of the company.

Basis of opinion

We planned and performed our review in accordance with the Danish Standards on Review Engagements with assurance (RS 3000) for the purpose of giving limited assurance that the report is free from material misstatement. The assurance is limited because our review, contrary to a review with a high level of assurance, consisted primarily of inquiries to the management and employees of the company as well as analytical procedures. In forming our opinion, we have reviewed information of a financial nature in the Directors' report and evaluated such information in the light of the company's interim accounts for the period 1 July 2005 - 30 November 2005, and we have discussed the information contained in the Directors' report with the company's management. It is our opinion that the review performed provides an adequate basis for our conclusion.

Conclusion

During our review, nothing has come to our attention which causes us to believe that the statement contained in the Directors' report on events of material importance to the financial position of the company having occurred in the period 1 July 2005 - 27 December 2005 is not in accordance with the requirements of s. 29(2)(ii) of the Danish Companies Act.

Copenhagen, 27 December 2005
PricewaterhouseCoopers
Statsautoriseret Revisionsinteressentskab

[*signed*]	[*signed*]
Carsten Ehlers	Allan Vestergaard Andersen
State-authorised public accountant	State-authorised public accountant

STAKEMANN, LAW FIRM



MEMORANDUM OF ASSOCIATION

We, the undersigned

1)	Per Stakemann, Attorney (High Court),	Kronprinsessegade 18, 1306 Copenhagen K.,
2)	Susanne Stakemann, Attorney,	Kronprinsessegade 18, 1306 Copenhagen K.,
3)	PEHSB ApS,	Kronprinsessegade 18, 1306 Copenhagen K.,

have today agreed to form a public limited company on the basis of the annexed draft Articles of Association.

The share capital has been subscribed for at par and paid up in full by the promoter, Per Stakemann, Attorney (High Court).

Pursuant to section 5, subpara. 5 of the Danish Public Limited Companies Act, it is hereby disclosed that the costs associated with the formation amount to a fee of DKK 400.00, which will be paid by the company.

The statutory General Meeting will be held immediately after the signing of this Memorandum of Association.

Copenhagen, 07 June 1985

Per Stakemann	Susanne Stakemann	PEHSB ApS, Per Stakemann (General Manager of PEHSB ApS)

STAKEMANN, LAW FIRM

A R T I C L E S   O F   A S S O C I A T I O N

of

A/S PSE nr. 1325

Name, registered office and objects of the Company

Article 1

The name of the Company is A/S PSE nr. 1325 ("the Company"). The Company's registered office is situated in the Municipality of Copenhagen.

Article 2

The objects for which the Company has been established are to carry on trade and industry.

The Company's capital

Article 3

The Company's share capital amounts to DKK 300,000.00, in words, Danish kroner three hundred thousand 00/100, divided into shares in the denomination of DKK 1,000.00 or multiples thereof.

The share capital has been paid up in full. The shares shall be issued to named holders and shall be non-negotiable instruments.

Article 4

The names and addresses of the shareholders shall be registered in the Company's Register of Shareholders, which shall contain a list of the names and addresses of all shareholders and the amounts of shares held by each of them respectively.

No share may be transferred - neither inter vivos nor by

will, voluntarily, by legal enforcement, or in connection with division of property upon legal separation or divorce - without first having been offered to the other shareholders of the Company at the price corresponding to the net asset value of the share. Failing agreement on the net asset value of the share, the Danish State-Authorized Public Accountants' Association shall determine such value.

In the event that a shareholder wishes to alienate his share(s), he shall notify the Supervisory Board, as the representative of the other shareholders, about his intention, and the Supervisory Board, which has the duty of forthwith notifying the other shareholders of the proposed alienation, shall notify the proposing transferor within two months of having received the relevant alienation notice from him as to whether one or more of the other shareholders want to buy the share in question. If the pre-emptive right is exercised, it shall be used in respect of the entire block of shares desired to be alienated, and the purchase price herefor shall be settled within two months as from the time when the purchase price was fixed, which, in turn, shall be fixed no later than four months after the buyer of the share(s) has declared his intention to buy. The other shareholders shall each have a pre-emptive right in proportion to their respective shareholdings.

Article 5

In order for the transfer of a share to be registered in the Company's Register of Shareholders, written documentation of the transfer must have been submitted to the Supervisory Board from the transferor as well as the transferee.

Article 6

No share shall confer special rights on any shareholder and no shareholder shall be under an obligation to let his shares be redeemed.

Article 7

When the audited financial statements have been approved at the General Meeting, the annual dividend shall be paid at the Company's office to the person registered in the Company's Register of Shareholders as the holder of the shares concerned. Any dividend remaining unclaimed five years after the due date shall revert to the Company and be added to its liquid reserve fund.

General Meetings.

Article 8

The Company's General Meetings shall be held in Copenhagen.

The Annual General Meeting shall be held within six months after the end of the financial year; see Article 19. The Supervisory Board shall convene General Meetings at not more than four weeks' and not less than 14 days' notice sent by registered mail to the shareholders entered in the Company's Register of Shareholders. Such notice shall state the agenda of the Meeting.

Extraordinary General Meetings shall be held at the request of the Supervisory Board or following the adoption of a resolution at an Annual General Meeting, or at the written request of a shareholder, which request must state the purpose of such General Meeting. Such Extraordinary General Meeting shall be held no later than 14 days after the Supervisory Board has received a written request for holding the Meeting.

In order to be considered at the Annual General Meeting, any proposals from shareholders shall be submitted to the Supervisory Board no later than 28 days before the holding of the Meeting.

No later than eight days prior to a General Meeting, the agenda and the complete text of the proposals intended to be submitted at the General Meeting, and - with respect to the Annual General Meeting - moreover the financial statements together with the audit report and the annual review signed by the Executive Board and the Supervisory Board, shall be available for inspection by the shareholders at the Company's office.

Article 9

The Annual General Meeting shall be held to transact the following business:

1. The Supervisory Board's report on the Company's activities in the past year.
2. The presentation of the audited financial statements and the annual review, together with a resolution for their adoption.
3. A resolution regarding the application of the profits.
4. Election of members to the Supervisory Board.
5. Election of the auditor(s).
6. Any proposals from the Supervisory Board or shareholders.

Article 10

Each shareholding of DKK 1,000.00 shall entitle the holder to one vote at General Meetings.

In so far as the share concerned has been acquired by

transfer, such share shall be registered in the name of the holder in the Company's Register of Shareholders no later than one month before the General Meeting. This rule shall not apply if the entire share capital is represented at the General Meeting and the shareholders unanimously adopt a resolution to depart from the above requirement for registration one month before the General Meeting.

Voting rights may be exercised according to a written instrument of proxy, which may only be granted for a single General Meeting.

Article 11

By a simple majority of votes, the shareholders shall elect a Chairman to officiate at the General Meeting and decide any and all questions pertaining to the transaction of business. The shareholders entitled to vote may require that subjects under consideration be decided by ballot.

Article 12

Resolutions put to the vote of the shareholders at a General Meeting shall be decided by a simple majority of votes among the persons in attendance. But the adoption of any resolution for alteration of the Articles of Association or for the dissolution of the Company is subject to the affirmative votes of all shareholders entitled to vote.

Article 13

Brief minutes of the proceedings at the General Meeting shall be recorded in the Minute Book authorized by the Supervisory Board for that purpose, such minutes to be signed by the Chairman of the Meeting and all members of the Supervisory Board attending the Meeting.

Article 14

The Supervisory Board shall be composed of not less than three nor more than seven members as directed by the shareholders in General Meeting, who shall moreover appoint the Chairman of the Supervisory Board. Supervisory Board members need not be shareholders.

Supervisory Board members shall retire each year at the Annual General Meeting. Retiring Supervisory Board members shall be eligible for re-election.

Article 15

The Supervisory Board shall give general direction to all the affairs of the Company.

A Supervisory Board meeting shall constitute a quorum when attended by more than half the Supervisory Board members. In the event of an equality of votes, the Chairman shall have the casting vote.

The Chairman shall convene Supervisory Board meetings whenever he deems it appropriate or when a member of the Supervisory Board or the Executive Board so requests.

Article 16

The Supervisory Board shall appoint an Executive Board composed of a maximum of three general managers and shall lay down the terms and conditions governing their position. The general manager(s) may moreover be a member of the Supervisory Board, but may not serve as the Chairman of the Board.

Article 17

The Company shall be bound in legal transactions by the joint signatures of any two members of the Supervisory Board, by the sole signature of a member of the Executive Board or by the sole signature of the Chairman of the Supervisory Board. The Supervisory Board may grant powers of procuration to individuals to sign either singly or collectively.

Financial statements and audit.

Article 18

One or two auditors appointed by the shareholders at each Annual General Meeting shall audit the Company's financial statements. At least one auditor must be a state-authorized or registered public accountant.

Article 19

The Company's financial year shall be from 1 October to 30 September.

But the initial accounting reference period shall run from the incorporation of the Company on 7 June 1985 to 30 September 1986.

Article 20

The financial statements shall be prepared with due consideration paid to existing assets and liabilities and with such provisions for depreciation as are deemed appropriate.

If a loss relating to any preceding year has remained un-balanced, then any net profit shall first be applied to balance off such loss. After allocations have been made, bonus shall be paid to the members of the Supervisory Board and the Executive

Board as directed by the shareholders in General Meeting.

Any balance shall be applied as directed by the shareholders in General Meeting for additional allocation, transfer to next year's accounts or be distributed as dividend to the shareholders, subject to applicable statutory provisions.

The foregoing Articles of Association were adopted on

7 June 1985

As members of the Supervisory

Board:




12

Satair A/S issues prospectus in connection with pre-emptive issue

This is a translation into English of the original stock exchange release in Danish. In case of discrepancies between the two texts, the Danish text shall be considered final and conclusive.

On December 28, 2005 Satair A/S will be publishing a prospectus in connection with a pre-emptive issue. The company's shareholders have pre-emptive rights to subscribe for new shares in a ratio of 1:2 at a price of DKK 130 per share of DKK 20. The issue is expected to yield gross proceeds of up to approx. DKK 175.5 million and will be used to strengthen the company's liquidity reserves for the purpose of making further acquisitions, primarily in the markets forecast for growth and especially in Asia /Pacific. The issue is further intended to provide a general strengthening of Satair's capital reserves, enabling it to participate in major service provider contracts.

The issue

The issue comprises up to 1,350,036 new shares with a nominal value of DKK 20 with pre-emptive rights for existing shareholders.

On December 27, 2005 the Board of Directors decided to exercise the authorization contained in the Articles of Association to arrange for an increase of the company's capital by minimum DKK 2,079,880 in nominal value, corresponding to 103,994 shares of DKK 20, and maximum DKK 27,000,720, corresponding to 1,350,036 shares of DKK 20.

Subscription price
The new shares are issued at a price of DKK 130 per share of DKK 20, free of brokerage fees.

Subscription ratio
The company's existing shareholders have pre-emptive rights to subscribe for the new shares in a ratio of 1:2, meaning that they can subscribe for 1 new share of DKK 20 for every 2 shares of DKK 20 held.

Subscription period
New shares can be subscribed for in the period commencing on January 7, 2006 and expiring on January 20, 2006. It is expected that the new shares will be listed on the Copenhagen Stock Exchange as of January 26, 2006.

Trading in subscription rights
Trading in subscription rights will take place in the period commencing on January 4, 2006 and expiring on January 17, 2006.

Allocation of subscription rights
Subscription rights will be allocated to shareholders registered with the Danish Securities Centre as shareholders of the company on January 6, 2006 at 12:30 (Danish time). Shareholders will need two subscription rights for each new share of DKK 20 to be subscribed.

Underwriting
The Issue is not underwritten, but a number of existing shareholders, Amagerbanken Aktieselskab, Comir SA and the company's Board of Directors and Executive Committee, have made binding advance commitments to the company to subscribe for a total of 103,994 new shares yielding total gross proceeds of approx. DKK 13.5 million at the Minimum Proceeds or 268,061 new shares yielding total gross proceeds of approx. DKK 34.8 million at the Maximum Proceeds.



Background to the issue and use of the proceeds

Satair's strategy involves active participation in the consolidation trend in the industry in relation to sales and distribution of aircraft spare parts for the purpose of ensuring that it achieves the necessary critical mass and visibility in the market and obtains sufficient competitive edge. As part of this strategy, and in order to strengthen its position in the USA, Satair signed an agreement on November 18, 2005 for the acquisition of Pall's distribution activities within commercial aviation in North and South America. Satair plans to participate in further consolidation initiatives in the industry also in future.

The issue is expected to yield gross proceeds of up to DKK 175.5 million.

The purpose of the issue is to strengthen the Group's liquidity reserves, thereby enabling it to make further acquisitions. The proceeds of the issue are expected to be used primarily for a strengthening of the Group's international distribution network in the markets forecast for growth, especially in Asia/Pacific. The expansion of the Group's distribution capacity is expected to be driven partly by continued organic growth, partly by acquisitions. Satair is in the early stage of discussing such an expansion of its activities, but it is too early to say whether or not the discussions will lead to any final agreements. The potential acquisitions are expected to involve distributors or distribution agreements which complement Satair's current product program.

The issue is also intended to provide a general strengthening of Satair's capital base and enable the Group to participate in major service provider agreements.

Lead Manager

The issue is arranged and carried out by Nordea Corporate Finance, a division of Nordea Bank A/S, as Lead Manager for Satair A/S.

Publication and distribution of prospectus

The prospectus prepared for the purpose of the pre-emptive issue of Satair A/S will be publicized through the Copenhagen Stock Exchange on Wednesday, December 28, 2005.

The prospectus will be available for inspection at the head office of Satair A/S, Amager Landevej 147A, DK-2770 Kastrup. The prospectus will be sent to shareholders having effected name registration of their shares. The prospectus is also accessible (however not to persons for whom access is restricted by law) on the Group's website at www.satair.com or upon request from:

Nordea Bank Danmark A/S
Tel.: +45 3333 5092
Fax: +45 3333 3182
e-mail: corpact@nordea.com

Amagerbanken Aktieselskab
Tel.: +45 3266 6249
Telefax: +45 3254 1616
e-mail: linda.christensen@amagerbanken.dk

Copenhagen, December 27, 2005

N. E. Nielsen
Chairman of the Board

John Stær
CEO



This rights offering is made for the securities of a Danish company. The offer is subject to the disclosure requirements of Denmark that are different from those of the United States. Financial statements included in the document, if any, have been prepared in accordance with foreign accounting standards that may not be comparable to the financial statements of United States companies.
It may be difficult for you to enforce your rights and any claim you may have arising under the federal securities laws, since the issuer is located in a foreign country, and some or all of its officers and directors may be residents of a foreign country. You may not be able to sue the foreign company or its officers or directors in a foreign court for violations of the U.S. securities laws. It may be difficult to compel a foreign company and its affiliates to subject themselves to a U.S. court's judgment.

Forward-looking statements

Certain statements included in the prospectus may constitute forward-looking statements that involve a number of risks and uncertainties. Certain of such forward-looking statements can be identified by the use of forward-looking terminology such as "believes", "expects", "may", "are expected to", "will", "will continue", "should", "would be", "seeks" or "anticipates" or similar or comparable expressions or terminology or expressions or terminology that are the negative thereof, or by discussions of strategy, plans or intentions. Such forward looking statements are necessarily dependent on assumptions, data or methods that may be incorrect or imprecise. The Company can give no assurance that such expectations, assumptions, data or methods will prove to be correct. These forward-looking statements are subject to certain risks and uncertainties that could cause actual results to vary materially and adversely from such forward-looking statements, including but not limited to the risks and uncertainties outlined in the company's Annual Report and interim financial statements. Other factors in the prospectus could also cause actual results to vary materially and adversely from the future results indicated in such forward looking statements, including as described in the section "Risk factors". There is no commitment upon Satair to update the forward-looking statements contained herein or to adjust them on the basis of actual results, future activities and the like.

Satair A/S – Amager Landevej 147A – DK-2770 Kastrup – Tel. +45 3247 0100 – Fax: +45 3251 6650 – **www.satair.com** – **Contact:** John Stær – e-mail: jst@satair.com

Satair is among the world's leading distributors of spare parts for aircraft maintenance and hardware (bolts, rivets, etc.) for aircraft manufacturers. Headquartered in Copenhagen, the Group has subsidiaries in Denmark, the UK, France, the USA and Singapore. Some 140 of the Group's total of around 400 employees work in Copenhagen, and together they generate annual revenues in excess of USD 200 million.